Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially to the Securities and Exchange Commission on March 23, 2022 This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Securities Act File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No.

Blackstone Private Credit Fund

(Exact name of registrant as specified in its charter)

345 Park Avenue, 31st Floor

New York, NY

(212) 503-2100

(Address and telephone number, including area code, of principal executive offices)

Marisa J. Beeney, Esq.

Blackstone Credit BDC Advisors LLC

345 Park Avenue, 31st Floor

New York, NY 10154

(Name and address of agent for service)

COPIES TO:

WITH COPIES TO:

Rajib Chanda, Esq.	Benjamin Wells, Esq.	Thomas J. Friedmann, Esq.
Steven Grigoriou, Esq.	Simpson Thacher & Bartlett LLP	Dechert LLP
Simpson Thacher & Bartlett LLP	425 Lexington Avenue	One International Place, 40th Floor
900 G Street, N.W.	New York, NY 10017	100 Oliver Street
Washington, DC 20001		Boston, MA 02110

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Primary Offering % Notes due	$	$	$

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 23, 2022

PRELIMINARY PROSPECTUS

Blackstone Private Credit Fund

$                % Notes due 20

We are offering for sale $                in aggregate principal amount of                % Notes due 20     , which we refer to as the Notes, We will pay interest on the Notes semi-annually in arrears on                 and                of each year, beginning on                , 2022. The Notes will mature on                , 20     . We may redeem the Notes in whole or in part at any time, or from time to time, at the applicable redemption price discussed under the caption “Description of the Notes—Optional Redemption” in this prospectus. In addition, holders of the Notes can require us to repurchase some or all of the Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date upon the occurrence of a Change of Control Repurchase Event (as defined herein). The Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes will be our general unsecured obligations that rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by us, rank effectively junior to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities. None of our current indebtedness is subordinated to the Notes and we do not presently expect to issue any such subordinated debt. This prospectus includes additional information on the terms of the Notes, including redemption and repurchase prices, covenants and transfer restrictions.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. Our investments and activities are managed by Blackstone Credit BDC Advisors LLC, or the Adviser, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. The Adviser is an affiliate of Blackstone Alternative Credit Advisors LP (collectively with its affiliates in the credit-focused business of Blackstone Inc., “Blackstone Credit” which, for the avoidance of doubt, excludes Harvest Fund Advisors LLC and Blackstone Insurance Solutions). Blackstone Alternative Credit Advisors LP serves as our Administrator and provides certain administrative and other services necessary for us to operate. Blackstone Credit is part of the credit-focused platform of Blackstone Inc. and is the primary part of its credit reporting segment. Blackstone Credit, together with its non-credit-focused affiliates within Blackstone Inc., is referred to herein as “Blackstone.”

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We will seek to meet our investment objectives by utilizing the experience and expertise of the management team of the Adviser, along with the broader resources of Blackstone Credit and Blackstone, in sourcing, evaluating and structuring transactions, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest; employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where the Adviser believes necessary, one or more financial maintenance covenants; focusing on loans and securities of U.S. private companies, and to a lesser extent European and other non-U.S. companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio; and utilizing the power and scale of Blackstone and the Blackstone Credit platform to offer operational expertise to portfolio companies through the Blackstone Credit Advantage program. See “Summary—Blackstone Credit Strengths—Value-Added Capital Provider and Partner Leveraging the Blackstone Credit Advantage Program” beginning on page 7 of this prospectus.

We intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Investing in our securities may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 27 of this prospectus to read about the risks you should consider before buying our securities, including the risk of leverage.

This prospectus contains important information about us that a prospective investor should know before investing in our securities. Please read this prospectus before investing and keep them for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC at www.sec.gov. This information is available free of charge by contacting us at 345 Park Avenue, 31st Floor, New York, NY 10154, by calling us collect at (212) 503-2100 or by visiting our website at www.bcred.com. Information contained on our website or Blackstone’s website at www.blackstone.com is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The contact information provided above may be used by you to make investor inquiries.

THE NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)
Underwriting discount (sales load)
Proceeds to us, before expenses(2)

(1)	The public offering price set forth above does not include accrued interest, if any. Interest on the Notes must be paid by the purchaser if the Notes are delivered after .
(2)	We estimate that we will incur offering expenses of approximately $ in connection with this offering.

Delivery of the Notes in book-entry only form through The Depository Trust Company will be made on or about                 , 2022.

Joint Book-Running Managers

Co-Managers

The date of this prospectus is                , 2022.

We and the underwriters have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the Notes in any jurisdiction where such an offer or sale would be unlawful, or where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the Notes.

The information in this prospectus is current only as of the date on its cover, and may change after that date. We do not represent that at any time after the date of this prospectus our affairs will be the same as what is described in this prospectus or that the information in this prospectus otherwise will continue to be correct—nor do we imply those things by delivering this prospectus or selling Notes to you. Unless otherwise noted, the terms “we,” “us,” “our,” the “Company,” the “Issuer,” and “BCRED” refer to Blackstone Private Credit Fund, together with its consolidated subsidiaries. In addition, the term “Adviser” refers to Blackstone Credit BDC Advisors LLC, the term “Administrator” refers to Blackstone Alternative Credit Advisors LP, individually, while “Blackstone Credit” refers to Blackstone Alternative Credit Advisors LP collectively with its affiliates in the credit-focused business of Blackstone Inc., which, for the avoidance of doubt, excludes Harvest Fund Advisors LLC and Blackstone Insurance Solutions. “Blackstone” refers to Blackstone Inc., collectively with its affiliates as the context requires and the term “indenture” refers to the base indenture between us and U.S. Bank Trust Company, National Association, as trustee, or the trustee, dated as of September 15, 2021, as supplemented by a separate supplemental indenture, to be dated as of the settlement date of the Notes. Capitalized terms used in this prospectus and not otherwise defined shall have the meanings ascribed to them in the indenture governing the Notes.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section in this prospectus entitled “Risk Factors,” before making a decision to invest in our securities.

Blackstone Private Credit Fund

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. See “Business—Regulation as a BDC” in this prospectus. In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We are managed by our Adviser. The Administrator provides the administrative services necessary for us to operate.

We are currently offering on a continuous basis up to $12.5 billion of common shares of beneficial interest pursuant to an offering registered with the SEC, or the Continuous Offering. The Company expects to offer to sell any combination of three classes of common shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. Blackstone Securities Partners L.P., the intermediary manager, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in the Continuous Offering.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). Once we have invested a substantial amount of the proceeds of the Continuous Offering, under normal circumstances we expect that the majority of our portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through (i) first lien senior secured and unitranche loans and (ii) second lien, unsecured, subordinated or mezzanine loans and structured credit, as well as broadly syndicated loans (for which we may serve as an anchor investor), club deals (generally investments made by a small group of investment firms) and other debt and equity securities (the investments described in this sentence, collectively, Private Credit). To a lesser extent, we will also invest in publicly traded securities of large corporate issuers, or Opportunistic Credit. We expect that the Opportunistic Credit investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

Most of our investments will be in U.S. private companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in U.S. private companies), we also expect to invest to some extent in European and other non-U.S. companies, but we do not expect to invest in emerging markets. We may invest in companies of any size or capitalization. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds. From time to time, we may co-invest with other Blackstone Credit funds.

As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans, unitranche loans and senior secured bonds in which we will invest generally have stated terms of five to eight years, and the mezzanine, unsecured or subordinated debt investments that we may make will generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and five years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will be unrated. Our debt investments may also be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than “BBB-” by S&P Global Ratings Services).

We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in collateralized loan obligations, or CLOs, and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.

We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to our business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.

To seek to enhance our returns, we use and continue to expect to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio. We use and continue to expect to use leverage in the form of borrowings, including loans from certain financial institutions and may also issue debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Borrowings” in this prospectus. In the normal course of business, we intend to issue debt securities, including debt securitizations and unsecured debt, to investors in the U.S. and various foreign geographies or jurisdictions, and such issuances may be denominated in currencies other than the U.S. Dollar.

As of December 31, 2021, based on fair value, our portfolio consisted of 91.39% first lien senior secured investments, 5.89% second lien debt investments, 0.02% unsecured debt, 0.93% structured finance investments and 1.77% in equity instruments. As of December 31, 2021, on a fair value basis, approximately 99.6% of performing debt investments bore interest at a floating rate and approximately 0.4% of performing debt investments bore interest at a fixed rate.

Our Investment Adviser

We are managed by our Adviser, a registered investment adviser under the Advisers Act, a subsidiary of Blackstone Alternative Credit Advisors LP, the primary investment manager for Blackstone Credit. Our

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Adviser’s principal executive offices are located at 345 Park Avenue, New York, NY 10154. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

In conducting our investment activities, we believe that we benefit from the significant scale and resources of Blackstone Credit, including our Adviser and its affiliates, subject to the policies and procedures of Blackstone regarding the management of conflicts of interest. In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities through direct origination channels as well as through syndicate and club deals. With respect to Blackstone Credit’s origination channel, the global presence of Blackstone Credit generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. The investment professionals employed by Blackstone Credit have spent their careers developing the resources necessary to invest in private companies. Before undertaking an investment, the Adviser’s transaction team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy.

Our Adviser’s investment committee, or Investment Committee, is responsible for reviewing and approving our investment opportunities. The Adviser’s Investment Committee review process is consensus-driven, multistep and iterative, and occurs in parallel with the diligence and structuring of investments. Others who participate in the Investment Committee process include the team responsible for conducting due diligence, others on the investing team and other senior members of Blackstone Credit. There are no representatives from other business groups of Blackstone involved in the Adviser’s Investment Committee process.

We pay our Adviser a management fee, monthly in arrears, an annual rate of 1.25% of the value of our net assets (meaning our total assets less liabilities determined on a consolidated basis in accordance with GAAP) as of the beginning of the first calendar day of the applicable month. We also pay the Adviser incentive fees based on income and capital gains. See “Business—Investment Advisory Agreement” in this prospectus.

The members of the senior management and Blackstone Credit’s team of investment professionals, or Investment Team, of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. As a result, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. See “Risk Factors—Risks Related to Our Adviser and Its Affiliates; Conflicts of Interest” in this prospectus.

Our Administrator

Our Administrator’s principal executive offices are located at 345 Park Avenue, New York, NY 10154. We reimburse the Administrator for its costs, expenses and allocable overhead (including compensation of personnel performing administrative duties) in connection with administrative services performed for us. See “Business—Administration Agreement” in this prospectus.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Blackstone Credit

Blackstone Credit is part of the credit-focused platform of Blackstone, which is the preeminent alternative asset manager in the world with preeminent investment businesses across asset classes.1 Blackstone’s platform provides significant competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.

Blackstone’s four business segments are real estate, private equity, hedge fund solutions and credit and insurance. Through its different investment businesses, as of December 31, 2021, Blackstone had total assets under management of approximately $881 billion. As of December 31, 2021, Blackstone Credit’s asset management operation had aggregate assets under management of approximately $243 billion across multiple strategies within the leveraged finance marketplace, including loans, high yield bonds, distressed and mezzanine debt and private equity, including hedge funds and $258 billion with the inclusion of Harvest and BIS. Blackstone Credit, through its affiliates, employed over 433 people headquartered in New York, with offices in London, Dublin, Houston, Baltimore, San Francisco, Toronto, Frankfurt, Madrid, Milan, Paris, Sydney, Hong Kong, Tokyo, and Singapore as of January 1, 2022. Blackstone Credit’s 125-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 24-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities for BCRED, respectively. Blackstone Credit believes that the depth and breadth of its team provides it with a significant benefit in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.

Attractive Opportunities in Senior Secured Loans

We believe that opportunities in senior secured loans are significant because of the strong defensive characteristics of this asset class. While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer’s security holders (i.e. senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer’s assets, which may be collateralized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e. most types of unsecured bondholders, and other security holders) and preserving collateral to protect against credit deterioration.

Opportunity in U.S. Private Companies

In addition to investing in senior secured loans generally, we believe that the market for lending to private companies, which includes middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Secular Tailwinds in the Private Market, Including Private Credit. One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets (i.e., social or economic trends positively impacting private markets), including growing demand for private credit, which has created attractive opportunities for private capital providers like Blackstone Credit. As of December 31, 2021, private equity funds with strategies focused on leveraged buyouts in North America had approximately $530.4 billion of “dry

[1]	Source: Preqin, May 2021. Based on net income before tax provisions as of December 31, 2020.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

powder” (i.e., uncalled capital commitments), which should similarly drive demand for private capital providers like Blackstone Credit.2 This shift is partially due to traditional banks continuing to face regulatory limitations and retreating from the space, creating additional opportunities for private credit to take advantage of. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. The Company believes some of these benefits include faster execution and greater certainty, ability to partner with sophisticated lenders, more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit benefits from increasing flow of larger scale deals that have become increasingly available to direct lending universe over traditional banks and other financing institutions.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies.

Limited Investment Competition. Despite the size of the overall corporate credit market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to companies. As tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans has declined from 33.1% in 1995 to 8.1% as of December 31, 2021. In addition, due to bank consolidation, the number of banks has also rapidly declined, furthering the lack of supply in financing to private companies. As of July 2020, there were approximately 4,375 banks in the U.S., which was only one-third of the number of banks in 1984, according to Federal Reserve Economic Data.

We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender’s time and resources compared to lending to public companies, due in part to the size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked.

Growing Opportunities in Europe. We believe the market for European direct lending provides attractive opportunities. In recent years, we have continued to see a growing number of corporate carve-outs and divestitures driven by pressure on European public companies from activists, streamlining of operations, and sustained pressure from European competition authorities. This creates a source of deal flow that we believe Blackstone Credit is uniquely placed to execute. We further believe that the strong fundraising environment globally for private equity over the past few years will also continue to drive deal flow for European originated transactions. We anticipate that many of our opportunities to provide originated loans or other financing will be in connection with leveraged buy-outs by private equity firms. Private equity dry powder (uncalled capital commitments) currently stands at over $1 trillion, which means that these private equity firms have a large amount of capital available to conduct transactions, which we believe will create debt financing opportunities for us. Although we believe the alternative credit market in Europe is still somewhat less developed compared to its U.S. counterpart, acceptance of private capital in Europe has grown substantially in recent years. Across the U.S. and Europe, we believe Blackstone Credit has the ability to take advantage of a dislocation in capital markets as a result of volatility by providing financing solutions, including anchoring loan syndications, originating loans where traditional banks are unwilling or unable to do so, or buying investments in the secondary market, all of which we may be able to do on more attractive terms in times of market disruption than would otherwise be available. This deployment of capital through a market dislocation strategy remains firmly within Blackstone

[2]	Source: Preqin, December 2021. Represents dry powder (i.e., uncalled capital commitments) for private equity buyouts in North America.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Credit’s investment philosophy—focusing on performing companies where Blackstone Credit has enhanced access and a due diligence advantage.

Blackstone Credit Strengths

Blackstone Credit is one of the largest private credit investment platforms globally and a key player in the direct lending space. Blackstone Credit has experience scaling funds across its platform that invest throughout all parts of the capital structure. Blackstone Credit strives to focus on transactions where it can differentiate itself from other providers of capital, targeting larger transactions and those where Blackstone Credit can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit has the scale and platform to effectively manage a U.S. private credit investment strategy, offering investors the following potential strengths:

Ability to Provide Scale, Differentiated Capital Solutions. We believe that the breadth and scale of Blackstone Credit’s approximately $243 billion platform, as of December 31, 2021, and affiliation with Blackstone are distinct strengths when sourcing proprietary investment opportunities and provide Blackstone Credit with a differentiated capability to invest in large, complex opportunities. Blackstone Credit is invested in over 2,050 corporate issuers across its portfolios globally and has focused primarily on the non-investment grade corporate credit market since its inception in 2005.3 Blackstone Credit expects that in the current environment, in which committed capital from banks remains scarce (as tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans has declined from 33.1% in 1995 to 8.1% as of December 31, 2021), the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit to command more favorable terms for its investments. Blackstone Credit seeks to generate investment opportunities through its direct origination channels and through syndicate and club deals (generally, investments made by a small group of investment firms). With respect to Blackstone Credit’s origination channel, we seek to leverage the global presence of Blackstone Credit to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. We believe that the broad network of Blackstone Credit provides a significant pipeline of investment opportunities for us. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities.

Established Origination Platform with Strong Credit Expertise. As of January 1, 2022, Blackstone Credit had 433 employees globally, including 209 investment professionals. Blackstone Credit’s 125-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 24-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities, respectively, for BCRED. Blackstone Credit’s senior managing directors on the investment team have on average ~23 years of industry experience. Since inception, Blackstone Credit has originated $115 billion in private credit transactions and during 2021 Blackstone Credit originated approximately $54 billion in private credit transactions.4 We believe that Blackstone Credit’s strong reputation and longstanding

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As of December 31, 2021. Issuers across portfolios include all corporate issues covered by both the Liquid Credit Strategies and Private Credit research teams across Private Credit Funds and Liquid Credit Funds, including, but not limited to, broadly syndicated assets, middle market assets, high yield bonds, investment grade assets, and mezzanine transactions.

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As of December 31, 2021. Includes Blackstone Credit funds that are primarily invested in privately originated investments, including Blackstone Capital Opportunities Funds, Blackstone Capital Solutions Funds, Blackstone European and U.S. Direct Lending Funds, Blackstone Energy Select Opportunities Fund, and Blackstone Credit Alpha Funds.

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relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and intermediaries position Blackstone Credit as a partner and counterparty of choice and provides us with attractive sourcing capabilities. In Blackstone Credit’s experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities. With Blackstone’s scale and experienced platform, and the Company’s high-quality portfolio and floating-rate focus, we think BCRED is enviably well-positioned to help investors adapt to today’s challenging inflationary and interest-rate environment.

Blackstone Credit believes that having one team responsible for alternatives private origination allows us to leverage the strengths and experiences of investment professionals to deliver the preeminent financing solutions to our companies. The team has operated through multiple industry cycles, with deep credit expertise, providing them valuable experience and a long-term view of the market. The team is also focused on making investments in what are characterized as “good neighborhoods”, which are industries experiencing favorable tailwinds, such as life sciences, software & technology, and renewable energy. In addition, the team is able to leverage the expertise of other parts of Blackstone’s business that specialize in these fields.

Additionally, over the last several years, Blackstone Credit has also expanded its U.S. origination and sponsor coverage footprint with regional offices opened in select markets. Blackstone Credit has investment professionals across the U.S. and Europe and has developed a reputation for being a valued partner, with the ability to provide speed, creativity, and assurance of transaction execution. We believe that establishing this regional presence in the U.S. may help us more effectively source investment opportunities from private equity buyout sponsors as well as direction from companies, while potentially strengthening the Blackstone Credit brand.

Value-Added Capital Provider and Partner Leveraging the Blackstone Credit Advantage Program. Blackstone Credit has established a reputation for providing creative, value-added solutions to address a company’s financing requirements and believes our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit has access to the significant resources of the Blackstone platform, including the Blackstone Advantage Program (“Blackstone Advantage”), which refers to the active management of the Blackstone portfolio company network, including cross-selling efforts across all of Blackstone, and aims to ensure practice sharing, operational, and commercial synergies among portfolio companies, effective deployment of Blackstone resources, and communication of the program with businesses and partners, and the Blackstone Credit Advantage Program (“Blackstone Credit Advantage”), which is a global platform that provides access to a range of cost saving, revenue generating and best practice sharing opportunities. Specifically, Blackstone Credit Advantage provides (i) partnership and best practices for portfolio companies by offering invaluable access to industry and function experts both within the Blackstone organization (including the Blackstone Portfolio Operations team) and the network among portfolio companies; (ii) cross selling opportunities across Blackstone and Blackstone Credit portfolio companies; (iii) industry knowledge via leadership summits and roundtables; and (iv) quarterly reports sharing meaningful insights from CEOs on business and economic trends. Finally, one of the most important benefits of the program is Blackstone’s GPO, which is a collective purchasing platform that leverages the scale and buying power of the $5 billion of average annual spending of Blackstone’s portfolio companies with strategic partners and vendors measured over the past 10 years. Blackstone and Blackstone Credit portfolio companies have generated significant cost savings through their use of the GPO, up to 40%, often from existing suppliers, on maintenance, repair, operations, back office, information technology, hardware, software, telecommunications, business insurance and human resources, among others. The benefits of working with Blackstone’s GPO can include improved pricing and terms, differentiated service, and ongoing service that drops straight to the bottom line. As of December 31, 2021, Blackstone Advantage has grown revenue by over $300 million for Blackstone portfolio companies and Blackstone Credit Advantage has reduced annual costs by $183 million. The dedicated Blackstone Credit

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operational program provides support to portfolio companies and has created over $2.0 billion in value.5 Blackstone Advantage has 71 internal Blackstone resources available to our portfolio companies as of December 31, 2021.

Flexible Investment Approach. Blackstone Credit believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Company to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit’s creativity and flexibility with regard to deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are typically more restrictive. Over time, Blackstone Credit has demonstrated the ability to negotiate more favorable terms for its investments by providing creative structures that add value for an issuer. Blackstone Credit will continue to seek to use this flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.

Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.

Disciplined Investment Process and Income-Oriented Investment Philosophy. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. We believe Blackstone Credit has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit’s investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. Additionally, Blackstone Credit’s senior investment professionals have dedicated their careers to the leveraged finance and private equity sectors and we believe that their experience in due diligence, credit analysis and ongoing management of investments is invaluable to the success of the U.S. direct lending investment strategy. Blackstone Credit generally targets businesses with leading market share positions, sustainable barriers to entry, high free cash flow generation, strong asset values, liquidity to withstand market cycles, favorable underlying industry trends, strong internal controls and high-quality management teams.

Strong Investment Track Record. Blackstone Credit’s track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit. Since 2005 through December 31, 2021, Blackstone Credit has invested approximately $115 billion in capital in privately originated transactions. Specifically within the U.S. Direct Lending Strategy, Blackstone Credit has invested approximately $64 billion in privately originated or privately negotiated first lien / unitranche transactions. Corresponding to this U.S. Direct Lending track record, Blackstone Credit has an annualized default rate of 0.43% and an

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Value creation represents $183 million of annual savings as of December 31, 2021, representing estimated savings utilizing the Blackstone Credit Advantage program at the time cost is benchmarked with portfolio companies. Savings improved portfolio company EBITDA and created value assuming a 11x average EBITDA multiple.

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annualized loss rate of 0.15% compared to the Credit Suisse Leverage Loan Index’s default and loss rate of 1.74% and 0.76%, respectively, over the same time period.6

Efficient Cost Structure. We believe that we have an efficient cost structure, as compared to other non-traded BDCs, with low management fees, expenses, and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other non-traded BDCs.

Scale. Scale allows for more resources to source, diligence and monitor investments, and enables us to move up market where there is often less competition.

Investment Strategy

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We will seek to meet our investment objectives by:

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utilizing the experience and expertise of the management team of the Adviser, along with the broader resources of Blackstone Credit and Blackstone in sourcing, evaluating and structuring transactions, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest;

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employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where the Adviser believes necessary, one or more financial maintenance covenants;

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focusing on loans and securities of U.S. private companies, and to a lesser extent European and other non-U.S. companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns;

•	maintaining rigorous portfolio monitoring, in an attempt to anticipate and pre-empt negative credit events within our portfolio; and

•	utilizing the power and scale of Blackstone and the Blackstone Credit platform to offer operational expertise to portfolio companies through the Blackstone Credit Advantage Program.

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Represents default rate and loss of principal resulting from default for all transactions in the U.S. Direct Lending track record from December 2006 to December 2021. These numbers include the FS BDCs as described and defined below through March 31, 2018. Blackstone Credit default rate is calculated based on defaults in each calendar year period (“YTD”), while Credit Suisse default rate is calculated based on defaults in the last twelve months (“LTM”) due to availability of data. Therefore, Blackstone Credit and Credit Suisse will cover different periods except when Blackstone Credit presents a full calendar year. Credit Suisse’s default and loss rates are intended to be representative of the broader leveraged loan market which is different from Blackstone Credit’s portfolio as follows. First, the composition, volatility and risk profile of the Credit Suisse Leverage Loan Index presented is likely to be materially different from that of the Fund. Second, the Credit Suisse Leverage Loan Index employs different investment guidelines and criteria than the Fund and does not employ leverage. Loss of principal resulting from default calculation includes investments in BDCs that were sub-advised by Blackstone Credit (the “FS BDCs”) on a non-discretionary basis until April 9, 2018. Investments sourced by Blackstone Credit for the FS BDCs did, in certain cases, experience defaults and losses after Blackstone Credit was no longer sub-adviser and such defaults and losses are not included in the rates provided. Past performance is not necessarily indicative of future results, and there can be no assurance that Blackstone Credit will achieve comparable results or that any entity or account managed or advised by Blackstone Credit will be able to implement its investment strategy or achieve its investment objectives.

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Our investment strategy is expected to capitalize on Blackstone Credit’s scale and reputation in the market as an attractive financing partner to acquire our target investments at attractive pricing. We also expect to benefit from Blackstone’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with private equity firms that require financing for their transactions.

Under normal circumstances, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). Under normal circumstances we expect that the majority of our portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through Private Credit. To a lesser extent, we will also invest in Opportunistic Credit. We expect that the Opportunistic Credit investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans, unitranche loans and senior secured bonds in which we will invest generally have stated terms of five to eight years, and the mezzanine, unsecured or subordinated debt investments that we may make will generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and five years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will be unrated. Our debt investments may also be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than “BBB-” by S&P’s Global Ratings Services).

We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in CLOs and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.

We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to our business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.

Investment Selection

When identifying prospective investment opportunities, the Adviser currently intends to rely on fundamental credit analysis in order to minimize the loss of the Company’s capital. The Adviser expects to invest in companies generally possessing the following attributes, which it believes will help achieve our investment objectives:

Leading, Defensible Market Positions. The Adviser intends to invest in companies that it believes have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Adviser will seek companies that it believes possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

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Proven Management Teams. The Adviser focuses on investments in which the target company has an experienced and high-quality management team with an established track record of success. The Adviser typically requires companies to have in place proper incentives to align management’s goals with the Company’s goals.

Private Equity Sponsorship. Often the Adviser seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. The Adviser believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

Diversification. The Adviser seeks to invest broadly among companies and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company’s portfolio.

Viable Exit Strategy. In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on our investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt instruments in which we will invest have stated maturities of five to eight years, we expect the majority to be redeemed or sold prior to maturity. These instruments often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Blackstone Credit, including the public market traders and research analysts, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Investment Process Overview

Our investment activities are managed by our Adviser. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

The investment professionals employed by Blackstone Credit have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Sourcing and Origination

In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities primarily through direct origination channels, and also through syndicate and club deals. With respect to Blackstone Credit’s origination channel, the global presence of Blackstone Credit generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged

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finance marketplace. We believe that Blackstone Credit’s strong reputation and longstanding relationships with its broad network will help drive substantial proprietary deal flow and provide a significant pipeline of investment opportunities for us.

Evaluation

Initial Review. The Investment Team examines information furnished by the target company and external sources, including banks, advisors and rating agencies, if applicable, to determine whether the investment meets our basic investment criteria within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. In the case of directly originated transactions, Blackstone Credit conducts detailed due diligence investigations. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated Blackstone Credit research analyst, the results of which are available for the transaction team to review.

Credit Analysis/Due Diligence. Before undertaking an investment, the Investment Team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy for originated investments, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;

•	a detailed analysis of industry and customer dynamics, competitive position, regulatory, tax, legal, and environmental, social and governance matters;

•	on-site visits and customer and supplier reference calls, if deemed necessary;

•	background checks to further evaluate management and other key personnel;

•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•	a review of management’s experience and track record.

Third parties are often involved in the Adviser’s due diligence process, whether they are hired by the Adviser or by the lead sponsor in a transaction. Utilizing consultants to help evaluate a business and test an investment thesis is typically very beneficial. When possible, the Adviser seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

The foregoing initial assessment is then followed by extensive credit analysis, including asset valuation, financial analysis, cash flow analysis and scenario analysis, legal and accounting review, and comparable credit and equity analyses. A thorough assessment of structure and leverage of a transaction and how the particular investment fits into the overall investment strategy of the portfolio is conducted. Blackstone Credit’s typical diligence process for an originated investment opportunity spans two to six months, from the initial screen through final approval and funding. Depending on the deal, each investment team typically consists of three to four investment professionals, consisting of a portfolio manager, managing director, principal or vice president and associate and/or analyst.

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Blackstone Credit’s due diligence emphasizes the following key criteria to facilitate decisions by the Investment Committee (described below) on an investment:

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Valuation: What is the intrinsic value of the business? How has the business historically generated returns on capital? Will these returns continue in the future? What growth opportunities does the business have, if any? And, most importantly, is the investment being purchased at a deep discount to long-term intrinsic value?

•	Return Hurdles: Is the investment expected to generate a rate of return that meets the Company’s objectives?

•	Risk of Principal Loss & Risk/Reward: What is the expected recovery in a severe downside case? Does the expected upside appropriately compensate for risk of loss?

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Company Analysis: Does the business have a reason to exist? Does it provide needed products and services? Does it have strong business characteristics such as high relative market share and a defensible niche?

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Industry Analysis: What is the expected time and depth of cyclical downturn? Is the distress related to cyclical or secular issues? Is there a favorable industry structure with respect to customers, suppliers and regulation?

•	Due Diligence: Do we have sufficient information to make an informed investment decision?

•	Catalyst: What steps are required to complete a reorganization, eliminate financial distress, gain control and implement improved business strategies?

•	Exit Plan: Do we expect refinancings, a sale of the company, or other exit opportunities?

Investment Committee Process. The Investment Committee review process is multi-step and iterative, and occurs in parallel with the diligence and structuring of investments. The initial investment screening process involves an Investment Committee heads-up (the “Heads-Up”) review presentation by the portfolio manager and members of the investment team. The Heads-Up review involves the production of a short memo with a focus on the following diligence items: an early diligence review of the underlying business fundamentals; expected return potential; expected investment size; assessment of key risks; and an appropriate initial diligence plan. At this point in the decision-making process, the Investment Committee will decide whether or not the Investment Team should proceed with deeper diligence on the investment opportunity.

Once in-depth diligence has begun, the investment team presents updates at the weekly Investment Committee meetings. The senior team reviews all activity for the prior week, with a focus on detailed updates of ongoing situations and in-depth review of all new investment opportunities. The type of diligence materials reviewed at these meetings for each company may include, but are not limited to:

•	Detailed historical financial performance

•	Financial models with detailed revenue drivers

○	This includes the construction of a base case, a downside case and specifically tailored cases. This process includes probability-weighted analysis and a range of outcomes analysis.

•	Quarterly liquidity analyses

•	Industry analysis incorporating internal and external work from research analysts and industry consultants

•	Competitive position and market share analysis

•	Customer analysis, including revenue, profitability and concentration risk

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•	Pricing and volume analyses

•	Detailed fixed vs. variable cost analysis, and line item analysis of cost of goods sold as well as selling, general and administrative expenses

•	Public and private credit and equity comparable analysis

•	Accounting quality of earnings analysis

•	Legal due diligence

The ultimate results and findings of the investment analysis are compiled in comprehensive investment memoranda that are used as the basis to support the investment thesis and are utilized by the Investment Committee for final investment review and approval. Each investment requires the consent of the Investment Committee, which may emphasize the following key criteria (among others) in making a decision:

•	Company Analysis: Does the company meet the investment criteria defined by the “Blackstone Credit Scorecard”?:

○	Leading market share position

○	Sustainable barriers to entry that drive pricing power

○	High-quality management team

○	Stable financials: strong free cash flow generation, high earnings before interest and tax margins

○	Conservative capital structure with underlying equity value

○	Liquidity to withstand market cycles

•	Industry Analysis: Is there a favorable industry structure with respect to customers, suppliers and regulation?

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Due Diligence: Have we fully diligenced each of the investment criteria specified by the Blackstone Credit Scorecard? Have we completely vetted each of the risk factors identified throughout the diligence and Investment Committee process?

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Valuation: What is the intrinsic value of the business? How has the business historically generated returns on capital? Will these returns continue in the future? What growth opportunities does the business have, if any? Is there substantial equity value to support the capital structure?

•	Risk of Principal Loss & Risk/Reward: What is the expected recovery in a severe downside case? Does the expected upside appropriately compensate for risk of loss?

•	Return Hurdles: Is the investment expected to generate a rate of return that meets the Company’s objectives?

•	Exit Plan: Do we expect refinancings, a sale of the company, or other exit opportunities?

The Investment Committee utilizes a consensus-driven approach and currently consists of the following senior investment professionals: Dwight Scott, Brad Marshall, Steve Kuppenheimer, Rob Zable, Michael Zawadzki, Dan Smith, Rob Horn, Rob Petrini, Louis Salvatore and Paulo Eapen. Others who participate in the Investment Committee process include the members of the Investment Team responsible for sourcing, analyzing and conducting due diligence on the investment and other senior members of Blackstone Credit. For certain investments, generally smaller investments where the Company is participating alongside other lenders in a “club” deal, providing an anchor order or purchasing broadly syndicated loans, the Investment Committee has delegated the authority to make an investment decision to a sub-committee of the full Investment Committee. For

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broadly syndicated loan investments made by the Company alongside funds within Blackstone Credit’s Liquid Credit Strategies, the portfolio managers of the Company may conduct a joint investment committee with the Liquid Credit Strategies business that follows the investment committee process for the Liquid Credit Strategies business in lieu of the Investment Committee process described above. There are no representatives from other business groups of Blackstone involved in the Company’s Investment Committee process.

Monitoring

Portfolio Monitoring. Active management of our investments is performed by the team responsible for making the initial investment. The Adviser believes that actively managing an investment allows the Investment Team to identify problems early and work with companies to develop constructive solutions when necessary. The Adviser will monitor our portfolio with a focus toward anticipating negative credit events. In seeking to maintain portfolio company performance and help to ensure a successful exit, the Adviser will work closely with, as applicable, the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, Blackstone Credit will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from portfolio companies. Blackstone Credit will use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research and other methods, to conduct an ongoing rigorous assessment of the company’s operating performance and prospects.

Watch List. Typically for its portfolio companies, Blackstone Credit establishes at closing a number of reporting and management tools. These tools include regular reporting on portfolio composition and reporting, calls with CEOs and detailed reports and calls with senior management on a regular basis, and quarterly in-person board meetings and board presentations. All reports and presentations are designed with Blackstone Credit input based on its past experience with private investments. These tools allow Blackstone Credit to identify problems quickly and work to fix them before they impair an investment. In addition, Blackstone Credit maintains a “watch list” for each business under-performing its expectations. Blackstone Credit seeks to approach each situation with the view that working closely with senior management and the shareholders of the company on strategies to remedy problems will ultimately maximize value realization. When, in order to maximize our recovery, Blackstone Credit is forced to take positions inconsistent with the company’s shareholders, Blackstone Credit expects to act quickly to enforce its rights.

Blackstone Credit strives to position itself to be able to identify and manage the process surrounding a troubled portfolio company. When companies under-perform, Blackstone Credit generally increases its involvement in the business and works closely with senior management to develop plans to help get performance on track. Blackstone Credit will request more information and will enhance our information quality so that we are aware of any developments. Blackstone Credit’s Investment Committee process is designed to identify red flags of a potential opportunity early and to leverage the collective knowledge of its prior experiences. Blackstone Credit believes that vetting all investments through its Investment Committee, which has deep expertise across industries, differentiates Blackstone Credit and can help it avoid mistakes. Additionally, Blackstone Credit may provide guidance on key management hires or supplement the portfolio company’s board with relevant industry people that Blackstone Credit has worked with previously to engage more deeply in the operations of a portfolio company. Additionally, the GPO team can be leveraged to help reduce costs and augment key leadership positions.

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Default/Workout. An important element of Blackstone Credit’s strategy for originated investments is to attempt to structure investments in a manner such that Blackstone Credit will control negotiations should an issuer violate covenants or need to restructure its balance sheet. Blackstone Credit believes that this is typically achieved by ensuring that an investment is at or above the “fulcrum” security, if a restructuring were to occur. A fulcrum security is the security in a company’s capital structure that, if the company were to be liquidated, would be partially repaid. Generally, securities more senior than the fulcrum security would typically be fully repaid in such a liquidation and securities more junior than the fulcrum security would typically receive no recovery in a liquidation. If an investment should default, Blackstone Credit believes it has ample resources necessary to take a company through a restructuring, as many of its investment professionals have restructuring backgrounds.

The Blackstone Credit deal team, along with other creditors and outside counsel, will be responsible for monitoring any defaulting portfolio companies and driving the restructuring processes thereafter. The same Investment Team members who originate an investment remain actively involved, from sourcing through diligence, execution and ongoing management all the way to exit. In the case that an investment requires a heavy workout that results in a board seat and more operational involvement, Blackstone Credit may dedicate or add a senior investment professional to solely focus on the workout situation. This individual will get involved and run the full workout process to allow the other deal team members to focus on new origination and other portfolio companies. Any investment undergoing a workout will also be discussed with portfolio management and the Investment Committee on a regular basis.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. With respect to investments for which market quotations are not readily available, a valuation committee appointed by the Board of Trustees will assist the Board of Trustees in determining the fair value of such investments in good faith, based on procedures adopted by and subject to the supervision of the Board of Trustees.

We will also determine our NAV as of the last day of a month that is not also the last day of a calendar quarter and we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). Investments for which market quotations are readily available are recorded at such market quotations.

Managerial Assistance. As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies except where the Company purchases securities of an issuer in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance, including through the Blackstone Credit Advantage program. The Adviser and the Administrator will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than the Adviser, will retain any fees paid for such assistance.

Exit

In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we will invest have stated maturities of

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five to eight years, based on Blackstone Credit’s past experience, we believe most of these securities will be redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the loan and capital markets have deteriorated.

The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the Adviser’s ability to utilize the entire resources of Blackstone Credit, including the public market traders and research analysts, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Co-Investment Relief

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, the Board of Trustees of the Company, or Board, has established objective criteria, or Board Criteria, clearly defining co-investment opportunities in which the Company will have the opportunity to participate with one or more listed or private Blackstone Credit-managed BDCs including the Company, or the Blackstone Credit BDCs, and other public or private Blackstone Credit funds that target similar assets. If an investment falls within the Board Criteria and is otherwise consistent within the Company’s then current investment objectives and strategies, Blackstone Credit must offer an opportunity for the Blackstone Credit BDCs to participate. The Blackstone Credit BDCs may determine to participate or not to participate, depending on whether Blackstone Credit determines that the investment is appropriate for the Blackstone Credit BDCs (e.g., based on investment strategy). The co-investment would generally be allocated to us, any other Blackstone Credit BDCs (including Blackstone Secured Lending Fund) and the other Blackstone Credit funds that target similar assets pro rata based on available capital in the applicable asset class. We generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent trustees make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Corporate Information

Our corporate headquarters are located at 345 Park Avenue, 31st Floor, New York, NY 10154. We maintain a website at www.bcred.com. Information contained on our website or on Blackstone’s website at www.blackstone.com is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

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COVID-19 Update

There is an ongoing global outbreak of COVID-19, which has spread to over 200 countries and territories, including the United States, and has spread to every state in the United States. The global impact of the outbreak has been rapidly evolving, and as cases of COVID-19, including new variants, such as Omicron, have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions have created disruption in global supply chains, and adversely impacted many industries. The outbreak has had a continued adverse impact on economic and market conditions and has triggered a period of global economic slowdown.

The COVID-19 pandemic (including the restrictive measures taken in response thereto) has to date (i) created significant business disruption issues for certain of our portfolio companies, and (ii) materially and adversely impacted the value and performance of certain of our portfolio companies. As vaccines have been widely distributed in the U.S., most U.S. states have reopened and we believe the economy is beginning to rebound in certain respects, the uncertainty surrounding the COVID-19 pandemic, including uncertainty regarding new variants of COVID-19 that have emerged in, at least, the United Kingdom, South Africa, India and Brazil, and other factors have and may continue to contribute to significant volatility in the global markets. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations and ability to pay distributions.

Risk Factors

An investment in the Notes involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to purchase the Notes. Risks involved in purchasing the Notes include:

•	the Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we may incur;

•	the Notes are subordinated structurally to the indebtedness and other liabilities of our subsidiaries;

•

our amount of debt outstanding may increase as a result of this offering. Our current indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the Notes and our other debt;

•	a downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or the Notes, if any, could cause the liquidity or market value of the Notes to decline significantly;

•	an increase in market interest rates could result in a decrease in the market value of the Notes;

•	the indenture governing the Notes contains limited protection for holders of the Notes;

•	the optional redemption provision for the Notes may materially adversely affect your return on the Notes;

•	there is currently no public market for the Notes. If an active trading market for the Notes does not develop or is not maintained, you may not be able to sell them;

•	we may not be able to repurchase the Notes upon a Change of Control Repurchase Event;

•	FATCA withholding may apply to payments to certain foreign entities;

•

we are a relatively new company and have limited operating history and our ability to achieve our investment objectives depends on the ability of the Adviser to manage and support our investment process largely through relationships with private equity sponsors, investment banks and commercial banks;

Confidential Treatment Requested by Blackstone Private Credit Fund

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•

our Board of Trustees (“Board”) may in certain circumstances change our operating policies and strategies or amend our Declaration of Trust without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial conditions;

•	price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio;

•	we may face increasing competition for investment opportunities, have difficulty sourcing investment opportunities and experience fluctuations in our quarterly results;

•

as required by the 1940 Act (as defined below), a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments;

•	there is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time;

•	changes in laws or regulations governing our operations may adversely affect our business, and the impact of financial reform legislation on us is uncertain;

•

although we have commenced a share repurchase program, we have discretion to repurchase shares at a disadvantageous time to our shareholders, not repurchase such shares or to suspend any share repurchase program;

•	efforts to comply with regulations applicable to a public company will involve significant expenditures, and non-compliance with such regulations may adversely affect us;

•	general economic conditions, including those in Europe, could adversely affect the performance of our investments;

•

the current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the U.S. and global economy and may in the future have a materially adverse impact on our financial condition and results of operations;

•	the United Kingdom’s exit from the European Union may create significant risks and uncertainty for global markets and the Company’s investments;

•	we generally will not control our portfolio companies and our investments in prospective portfolio companies may be risky;

•	our portfolio companies may be highly leveraged, incur debt that ranks equally with, or senior to, our investments in such companies and breach covenants or default on such debt;

•	we will be exposed to risks associated with changes in interest rates;

•	second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens;

•	economic recessions or downturns could impair our portfolio companies and adversely affect our operating results;

•	our portfolio may be concentrated in a limited number of industries, which may subject us to specific risks;

•

the Adviser and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates or by obligations to Other Clients, which could result in actions that are not in the best interests of our shareholders;

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•

we may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio and the compensation paid to the Adviser is determined without independent assessment;

•	the Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us;

•

the requirement that we invest a sufficient portion of our assets in assets of the type listed in Section 55(a) of the 1940 Act (“Qualifying Assets”) could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC;

•	regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes;

•	when we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us;

•	provisions in a credit facility may limit our investment discretion and we may default under our credit facilities;

•	we are subject to risks associated with the unsecured notes and debt securitizations that we have issued and our credit facilities;

•	we will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements;

•	our portfolio investments may present special tax issues;

•	legislative or regulatory tax changes could adversely affect investors;

•	the value of your investment in us may be reduced in the event our assets under-perform;

•	an investment in our shares involves a high degree of risk, our NAV may fluctuate significantly, and our shares will have limited liquidity; and

•	shareholders may experience dilution.

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Pursuant to 17 C.F.R. Section 200.83

SPECIFIC TERMS OF THE NOTES AND THE OFFERING

Issuer	Blackstone Private Credit Fund

Titles of the Securities	% Notes due 20

Initial Aggregate Principal Amounts Being Offered	$ of the Notes

Price to Public of the Notes	%

Interest Rate of the Notes	% of the aggregate principal amount of the Notes

Yield to Maturity of the Notes	%

Trade Date	, 2022

Maturity Date of the Notes	, 20

Interest Payment Dates of the Notes	Each and , commencing , 2022.

If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Ranking	The Notes will be our general unsecured obligations that rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all of our existing and future senior liabilities that are not so subordinated, or junior, including without limitation, our 2.56% Series A Senior Unsecured Notes due June 21, 2024 (the “2.56% Notes”), 3.27% Series B Senior Unsecured Notes due August 17, 2026 (the “3.27% Notes”), our 1.750% Notes due 2024 (the “1.750% Notes”), our 2.625% Notes due 2026 (the “2.625% Notes”), our 1.750% Notes due 2026 (the “Eurobonds”), our 2.350% Notes due 2024 (the “2.350% Notes”), our 3.250% Notes due 2027 (the “3.250% Notes”), our 2.700% Notes due 2025 (the “2.700% Notes”) and our 4.000% Notes due 2029 (the “4.000% Notes”) (together the “Existing Senior Notes”), effectively subordinated, or junior, to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

As of December 31, 2021, our total consolidated indebtedness was approximately $18.3 billion, $13.1 billion of which was secured, and $11.9 billion of which was indebtedness of our subsidiaries. The Notes will be ranked pari passu to the approximately $5.7 billion of our outstanding unsecured senior debt, which includes the Existing Senior Notes.

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Pursuant to 17 C.F.R. Section 200.83

Denominations	We will issue the Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Optional Redemption	We may redeem some or all of the 20 Notes, in whole or in part, at any time, or from time to time, at the “make-whole” redemption price described in “Description of the Notes—Optional Redemption” in this prospectus.

Prior to , 20 ( month prior to their maturity date), we may redeem some or all of the Notes, in whole or in part, at any time, or from time to time, at the “make-whole” redemption price described in “Description of the Notes—Optional Redemption” in this prospectus. Commencing on , 20 ( month prior to their maturity date), we may redeem the Notes, in whole or in part, from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to the redemption date.

Sinking Fund	The Notes will not be subject to any sinking fund (i.e., no amounts will be set aside by us to ensure repayment of the Notes at maturity). As a result, our ability to repay the Notes at maturity will depend on our financial condition on the date that we are required to repay the Notes.

Offer to Purchase upon a Change of Control Repurchase Event	If a Change of Control Repurchase Event occurs prior to maturity, holders of the Notes will have the right, at their option, to require us to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Legal Defeasance	If there has been a change in U.S. tax law or the Internal Revenue Service has published a ruling described herein, the Notes may be subject to legal defeasance by us, which means that, subject to the satisfaction of certain conditions, including, but not limited to, (i) depositing in trust for the benefit of the holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates and (ii) delivering to the Trustee an opinion of counsel as described herein under “Description of the Notes — Defeasance — Legal Defeasance”, we can legally release ourselves from all payment and other obligations on the Notes.

Covenant Defeasance

Under current U.S. tax law and the indenture, the Notes are subject to covenant defeasance by us, which means that, subject to the satisfaction of certain conditions, including, but not limited to, (i) depositing in trust for the benefit of the holders of the Notes a combination of money and U.S. government or U.S. government

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agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates and (ii) delivering to the Trustee an opinion of counsel as described herein under “Description of the Notes — Defeasance — Covenant Defeasance”, we will be released from some of the restrictive covenants in the indenture.

Form of Notes	The Notes will be represented by global securities that will be deposited and registered in the name of The Depository Trust Company, or DTC, or its nominee. This means that, except in limited circumstances, you will not receive certificates for the Notes. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC.

Trustee, Calculation Agent, Paying Agent, Registrar and Transfer Agent	U.S. Bank Trust Company, National Association

Events of Default	If an event of default (as described in this prospectus under the caption “Description of the Notes”) on the Notes occurs, the principal amount of the Notes, plus accrued and unpaid interest, may be declared immediately due and payable, subject to conditions set forth in the indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events involving us.

Other Covenants	The following covenants will apply to the Notes:

•

We agree that for the period of time during which the Notes are outstanding, we will not violate, whether or not we are subject to, Section 18(a)(1)(A) of the 1940 Act as modified by Section 61(a)(1) and (2) of the 1940 Act or any successor provisions, as such obligations may be amended or superseded, giving effect to any exemptive relief granted to us by the SEC.

•

If at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act, to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the Trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with United States generally accepted accounting principles, or GAAP, as applicable.

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Pursuant to 17 C.F.R. Section 200.83

No Established Trading Market	The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. Although certain of the underwriters have informed us that they currently intend to make a market in the Notes, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue any such market making activities at any time without notice. See “Underwriting.” Accordingly, we cannot assure you that a liquid market for the Notes will develop or be maintained.

Use of Proceeds	We estimate that net proceeds we will receive from the sale of the Notes in this offering will be approximately $ , after deducting the underwriter discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for the general corporate purposes of us and our subsidiaries.

Risk Factors	Investing in the Notes involves risk. See “Risk Factors” and other information included in this prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the Notes.

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Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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FINANCIAL HIGHLIGHTS

The following table of financial highlights is intended to help a prospective investor understand the Company’s financial performance for the periods shown. The financial data set forth in the following table as of and for the year ended December 31, 2021 are derived from our consolidated financial statements, which have been audited by                , an independent registered public accounting firm whose reports thereon are included in this prospectus or the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which may be obtained from www.sec.gov or upon request. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus, any documents incorporated by reference in this prospectus or the accompanying prospectus supplement, or the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed with the SEC.

The following are the financial highlights for the year ended December 31, 2021:

	Year Ended December 31, 2021
	Class I	Class S	Class D(6)
Per Share Data:
Net asset value, beginning of period	$25.00	$25.00	$25.59
Net investment income(1)	2.20	1.99	1.46
Net unrealized and realized gain (loss)(2)	0.84	0.84	0.39

Net increase (decrease) in net assets resulting from operations	3.04	2.83	1.85
Distributions from net investment income(3)	(2.09)	(1.88)	(1.49)
Distributions from net realized gains(3)	(0.02)	(0.02)	(0.02)

Net increase (decrease) in net assets from shareholders’ distributions	(2.11)	(1.90)	(1.51)

Early repurchase deduction fees(7)	—	—	—

Total increase (decrease) in net assets	0.93	0.93	0.34

Net asset value, end of period	$25.93	$25.93	$25.93

Shares outstanding, end of period	346,591,556	132,425,100	16,814,460
Total return based on NAV(4)	12.56%	11.64%	7.43%
Ratios:
Ratio of net expenses to average net assets(5)	4.77%	5.85%	5.71%
Ratio of net investment income to average net assets(5)	8.61%	7.81%	8.31%
Portfolio turnover rate	29.14%	29.14%	29.14%
Supplemental Data:
Net assets, end of period	$8,985,674	$3,433,213	$435,933
Asset coverage ratio	170.2%	170.2%	170.2%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)

For the year ended December 31, 2021, the amount shown does not correspond with the aggregate amount for the period as it includes a $0.31, $0.38 and $0.15 impact, on Class I, Class S and Class D, respectively, from the effect of the timing of capital transactions.

(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 8).
(4)

Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(1)

For the year ended December 31, 2021, amounts are annualized except for organizational costs and management fee and income based incentive fee waivers by the Adviser. For the year ended December 31, 2021, the ratio of total operating expenses to average net assets was 5.36%, 6.29%, and 5.87% on Class I, Class S and Class D respectively, on an annualized basis, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser which represented 0.58%, 0.46% and 0.16% on Class I, Class S and Class D, respectively, of average net assets.

(6)	Class D commenced operations on May 1, 2021.
(2)	The per share amount rounds to less than $0.01 per share.

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RISK FACTORS

Investing in the Notes involves a number of significant risks. You should, in consultation with your own financial and legal advisors, carefully consider the risks described below, together with all of the other information included in this prospectus, any applicable supplement to the prospectus, before you decide whether to make an investment in the Notes. The Notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the Notes or financial matters in general. You should not purchase the Notes unless you understand, and know that you can bear, these investment risks. The risks set forth below are not the only risks we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In such case, our NAV and the value of our debt securities may decline, and investors may lose all or part of their investment.

Risks Related to the Notes

The Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we may incur.

The Notes are not secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes are effectively subordinated to any secured indebtedness we or our subsidiaries have outstanding as of the date of this prospectus or that we or our subsidiaries may incur in the future (or any indebtedness that is initially unsecured in respect of which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes. As of December 31, 2021, our total consolidated indebtedness was approximately $18.3 billion, $13.1 billion of which was secured, and $11.9 billion of which was indebtedness of our subsidiaries. The Notes will be ranked pari passu to the approximately $5.7 billion of our outstanding unsecured senior debt, which includes the Existing Senior Notes.

The Notes are subordinated structurally to the indebtedness and other liabilities of our subsidiaries.

The Notes are obligations exclusively of Blackstone Private Credit Fund and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. As of December 31, 2021, approximately $11.9 billion of the indebtedness required to be consolidated on our balance sheet was held through subsidiary financing vehicles and secured by certain assets of such subsidiaries. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors, including trade creditors, and holders of preferred stock, if any, of our subsidiaries will have priority over our claims (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we were recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes are subordinated structurally to all indebtedness and other liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise. All of the existing indebtedness of our subsidiaries is structurally senior to the Notes. In addition, our subsidiaries may incur substantial additional indebtedness in the future, all of which would be structurally senior to the Notes.

Our amount of debt outstanding may increase as a result of this offering. Our current indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the Notes and our other debt.

The use of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the Notes and our other outstanding debt;

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•

resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our financing arrangements, which event of default could result in substantially all of our debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund investments, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our financing arrangements; and

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the Notes and our other debt.

Our ability to meet our payment and other obligations under our financing arrangements depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our financing arrangements or otherwise, in an amount sufficient to enable us to meet our payment obligations under the Notes and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the Notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the Notes and our other debt.

A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or the Notes, if any, could cause the liquidity or market value of the Notes to decline significantly.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the Notes. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. Neither we nor any underwriter undertakes any obligation to maintain our credit ratings or to advise holders of the Notes of any changes in our credit ratings.

The Notes are subject to periodic review by independent credit rating agencies. There can be no assurance that their respective credit ratings will remain for any given period of time or that such credit ratings will not be lowered or withdrawn entirely by the applicable ratings agency if in its judgment future circumstances relating to the basis of the credit rating, such as adverse changes in our business, financial condition and results of operations, so warrant.

An increase in market interest rates could result in a decrease in the market value of the Notes.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the Notes. In general, as market interest rates rise, debt securities bearing interest at fixed rates of interest decline in value. Consequently, if you purchase Notes bearing interest at fixed rates and market interest rates increase, the market values of those Notes may decline. We cannot predict the future level of market interest rates.

The indenture governing the Notes contains limited protection for holders of the Notes.

The indenture governing the Notes offers limited protection to holders of the Notes. The terms of the indenture and the Notes do not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

to, a variety of corporate transactions, circumstances or events that could have an adverse impact on your investment in the Notes. In particular, the terms of the indenture and the Notes do not place any restrictions on our or our subsidiaries’ ability to:

•

issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of our subsidiaries, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) of the 1940 Act as modified by Section 61(a)(1) and (2) of the 1940 Act or any successor provisions, as such obligations may be amended or superseded, giving effect to any exemptive relief granted to us by the SEC;

•	pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the Notes;

•	sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

•	enter into transactions with affiliates;

•	create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;

•	make investments; or

•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the terms of the indenture and the Notes do not protect holders of the Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow or liquidity other than as described under “Description of the Notes—Events of Default” in this prospectus.

Our ability to recapitalize, incur additional debt and take a number of other actions are not limited by the terms of the Notes and may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes.

Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Notes, including additional covenants and events of default. See “Risk Factors—Risks Related to Debt Financing—We borrow money, which magnifies the potential for loss on amounts invested in us and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for debt service, and result in losses.” The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes.

The optional redemption provision for the Notes may materially adversely affect your return on the Notes.

The Notes are redeemable in whole or in part upon certain conditions at any time or from time to time at our option. We may choose to redeem the Notes at times when prevailing interest rates are lower than the interest rate paid on the Notes. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Notes being redeemed.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

There is currently no public market for the Notes. If an active trading market for the Notes does not develop or is not maintained, you may not be able to sell them.

The Notes have not been registered under the Securities Act. Accordingly, the Notes may only be offered or sold in transactions that are not subject to, or that are otherwise exempt from, the registration requirements of the Securities Act and applicable state securities laws or pursuant to an effective registration statement. The Notes are a new issue of debt securities for which there currently is no trading market. We do not currently intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on any automated dealer quotation system. If no active trading market develops, you may not be able to resell your Notes at their fair market value or at all. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. The underwriters may discontinue any market-making in the Notes at any time at their sole discretion. Accordingly, we cannot assure you that an active and liquid trading market will develop or continue for the Notes, that you will be able to sell your Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price for the Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

We may not be able to repurchase the Notes upon a Change of Control Repurchase Event.

We may not be able to repurchase the Notes upon a Change of Control Repurchase Event because we may not have sufficient funds. Upon a Change of Control Repurchase Event, holders of the Notes may require us to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the aggregate principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. Our failure to purchase such tendered Notes upon the occurrence of such Change of Control Repurchase Event would cause an event of default under the indenture governing the Notes and a cross-default under the agreements governing certain of our other indebtedness, which may result in the acceleration of such indebtedness requiring us to repay that indebtedness immediately. If a Change of Control Repurchase Event were to occur, we may not have sufficient funds to repay any such accelerated indebtedness and/or to make the required repurchase of the Notes. See “Description of the Notes—Offer to Repurchase Upon a Change of Control Repurchase Event” in this prospectus for additional information.

We may be subject to certain corporate-level taxes which could adversely affect our cash flow and consequently adversely affect our ability to make payments on the Notes.

We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC under Subchapter M of the Code. Additionally, should we fail to qualify as a RIC, we would be subject to corporate-level taxes on all of our taxable income. The imposition of corporate-level taxes could adversely affect our cash flow and consequently adversely affect our ability to make payments on the Notes.

Risks Related to Our Business and Structure

We are a relatively new company and have limited operating history.

The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC with limited operating history. As a result, prospective investors have a limited track record and history on which to base their investment decision. We are subject to the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objectives and the value of a shareholder’s investment could decline substantially or become worthless. Further, the Adviser has not previously offered a non-traded business development company. While we believe that the past professional experiences of the Adviser’s Investment Team, including investment and financial experience of the Adviser’s senior management, will increase the likelihood that the Adviser will be able to manage the Company successfully, there can be no assurance that this will be the case.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Our Board of Trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Our Board of Trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay shareholders distributions and cause shareholders to lose all or part of their investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.

Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.

Our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Second Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board of Trustees, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

Price declines in the U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.

Conditions in the U.S. corporate debt market may deteriorate, as seen during the recent financial crisis, which may cause pricing levels to similarly decline or be volatile. During the financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, and other constraints resulting from the credit crisis generating further selling pressure. If similar events occurred in the medium- and large-sized U.S. corporate debt market, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objectives depends on the ability of the Adviser to manage and support our investment process. If the Adviser or Blackstone Credit were to lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of the Adviser and its affiliates. The Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of Blackstone Credit and its senior management team. The departure of any members of Blackstone Credit’s senior management team could have a material adverse effect on our ability to achieve our investment objectives.

Our ability to achieve our investment objectives depends on the Adviser’s ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, the Adviser may need to hire, train, supervise and manage new investment professionals

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

to participate in our investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

The Investment Advisory Agreement has been approved pursuant to Section 15 of the 1940 Act. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement. The Investment Advisory Agreement may be terminated at any time, without penalty, by us or by the Adviser, upon 60 days’ written notice or by the Adviser upon 120 days’ written notice. If the Investment Advisory Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Investment Advisory Agreement is terminated, it may be difficult for us to replace the Adviser.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

The Adviser depends on its broader organization’s relationships with private equity sponsors, investment banks and commercial banks, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or its broader organization fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser or its broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in U.S. private companies. As a result of these new entrants, competition for investment opportunities in U.S. private companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our benefit stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board of Trustees. There is not a public market for the securities of the privately-held companies in which we invest. Many of our investments are not publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of a date other than quarter end for share issuances and repurchases, the Company will consider whether there has been a material change to such investments as to affect their fair value, but such analysis will be more limited than the quarter end process.

As part of our valuation process, we will take into account relevant factors in determining the fair value of the Company’s investments, without market quotations, many of which are loans, including and in combination, as relevant: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from our offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

Any distributions made from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or the Administrator continues to make such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Shareholders should also understand that our future repayments to the Adviser will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.

Although we have commenced a share repurchase program, we have discretion to not repurchase shares, to suspend the program.

Our Board of Trustees may amend or suspend the share repurchase program at any time in its discretion. Shareholders may not be able to sell their shares on a timely basis in the event our Board amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. We will notify shareholders of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be considered a guaranteed method to sell shares promptly or at a desired price.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our shares, which is not expected to occur.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We, our portfolio companies and other counterparties are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

President Biden may support an enhanced regulatory agenda that imposes greater costs on all sectors and on financial services companies in particular. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our portfolio companies.

Additionally, any changes to or repeal of the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this report and may result in our investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of a shareholder’s investment.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

The impact of financial reform legislation on us is uncertain.

In light of past market conditions in the U.S. and global financial markets, the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” which instituted a wide range of reforms that have impacted all financial institutions to varying degrees. Because these requirements are relatively new and evolving, the full impact such requirements will have on our business, results of operations or financial condition is unclear. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

General economic conditions could adversely affect the performance of our investments.

We and our portfolio companies are susceptible to the effects of economic slowdowns or recessions. The global growth cycle is in a mature phase and signs of slowdown are evident in certain regions around the world, although most economists continue to expect moderate economic growth in the near term, with limited signals of an imminent recession in the U.S. as consumer and government spending remain healthy. Although the broader outlook remains constructive and progress was made on trade, including a phase one deal with China and the United States-Mexico-Canada Agreement, geopolitical instability continues to pose risk. In particular, the current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies under the current Administration, as well as the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or the conflict between Russia and Ukraine, could lead to disruption, instability and volatility in the global markets. Unfavorable economic conditions would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events may limit our investment originations, and limit our ability to grow and could have a material negative impact on our operating results, financial condition, results of operations and cash flows and the fair values of our debt and equity investments. In addition, the outbreak of COVID-19 in many countries, along with more recent COVID-19 variants, has disrupted global travel and supply chains, and has adversely impacted global commercial activity and a number of industries, such as transportation, hospitality and entertainment. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19, or any future pandemics that may arise, which may have a continued adverse impact on economic and market conditions..

Certain of our portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. In particular, on February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date hereof, the countries remain in active armed conflict. Around the same time, the U.S., the U.K., the E.U., and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russian-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus, as well as a number of Russian Oligarchs. The U.S. or other countries could also institute broader sanctions on Russia and others supporting Russia’s economy or military efforts. The ongoing conflict and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally (including in the countries in which the

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Company invests), and therefore are expected to result in adverse consequences to the Russian economy and could have a material adverse effect on our portfolio companies and our business, financial condition, cash flows and results of operations. The severity and duration of the conflict and its impact on global economic and market conditions are impossible to predict, and as a result, present material uncertainty and risk with respect to the Company and its portfolio companies and operations, and the ability of the Company to achieve its investment objectives. Similar risks will exist to the extent that any portfolio companies, service providers, vendors or certain other parties have material operations or assets in Russia, Ukraine, Belarus, or the immediate surrounding areas. Sanctions could also result in Russia taking counter measures or retaliatory actions which could adversely impact our business or the business of our portfolio companies, including, but not limited to, cyberattacks targeting private companies, individuals or other infrastructure upon which our business and the business of our portfolio companies rely.

Any deterioration of general economic conditions may lead to significant declines in corporate earnings or loan performance, and the ability of corporate borrowers to service their debt, any of which could trigger a period of global economic slowdown, and have an adverse impact on the performance and financial results of the Company, and the value and the liquidity of the shares. In an economic downturn, we may have non-performing assets or non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our loan investments. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on favorable terms or at all. These events could prevent us from increasing investments and harm our operating results.

We may be impacted by general European economic conditions.

The success of our investment activities could be affected by general economic and market conditions in Europe and in the rest of the world, as well as by changes in applicable laws and regulations (including laws relating to taxation of our investments), trade barriers, currency exchange controls, rate of inflation, currency depreciation, asset re-investment, resource self-sufficiency and national and international political and socioeconomic circumstances in respect of the European and other non-U.S. countries in which we may invest. These factors will affect the level and volatility of securities prices and the liquidity of the Company’s investments, which could impair our profitability or result in losses. General fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. We may maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets; the larger the positions, the greater the potential for loss. Declines in the performance of national economies or the credit markets in certain jurisdictions have had a negative impact on general economic and market conditions globally, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

The Adviser’s financial condition may be adversely affected by a significant general economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Adviser’s businesses and operations (including those of the Company). A recession, slowdown and/or sustained downturn in the global economy (or any particular segment thereof) could have a pronounced impact on the Company and could adversely affect the Company’s profitability, impede the ability of the Company’s portfolio companies to perform under or refinance their existing obligations and impair the Company’s ability to effectively deploy its capital or realize its investments on favorable terms.

In addition, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could adversely affect global economic conditions and world markets and, in turn, could adversely affect the Company’s performance.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Any of the foregoing events could result in substantial or total losses to the Company in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a portfolio company’s capital structure.

It may be difficult to bring suit or foreclosure in non-U.S. countries.

Because the effectiveness of the judicial systems in the countries in which the Company may invest varies, the Company (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent the Company or a portfolio company may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Company invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization or creditors’ rights.

MiFID II obligations could have an adverse effect on the ability of Blackstone Credit and its MiFID-authorized EEA affiliates to obtain and research in connection with the provision of an investment service.

The Recast European Union Directive on Markets in Financial Instruments (“MiFID II”) came into effect on January 3, 2018, and imposes regulatory obligations in respect of providing financial services in the European Economic Area (“EEA”) by EEA banks and EEA investment firms providing regulated services (each an “Investment Firm”). The Adviser is a non-EEA investment company and is, therefore, not subject to MiFID II but can be indirectly affected. The regulatory obligations imposed by MiFID II may impact, and constrain the implementation of, the investment strategy of the Company. MiFID II restricts Investment Firms’ ability to obtain research in connection with the provision of an investment service. For example, Investment Firms providing portfolio management or independent investment advice may purchase investment research only at their own expense or out of specifically dedicated research payment accounts agreed upon with their clients. Research will also have to be unbundled and paid separately from the trading commission. EEA broker-dealers will unbundle research costs and invoice them to Investment Firms separated from dealing commissions.

Therefore, in light of the above, MiFID II could have an adverse effect on the ability of Blackstone Credit and its MiFID-authorized EEA affiliates to obtain and to provide research. The new requirements regarding the unbundling of research costs under MiFID II are not consistent with market practice in the United States and the regulatory framework concerning the use of commissions to acquire research developed by the SEC, although the SEC has issued temporary no-action letters to facilitate compliance by firms with the research requirements under MiFID II in a manner that is consistent with the U.S. federal securities laws. Blackstone Credit’s access to third-party research may nonetheless be significantly limited. Some EEA jurisdictions extend certain MiFID II obligations also to other market participants (e.g., Alternative Investment Fund Managers) under national law. There is very little guidance, and limited market practice, that has developed in preparation for MiFID II. As such, the precise impact of MiFID II on Blackstone Credit and the Company cannot be fully predicted at this stage.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Trustees. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Terrorist attacks, acts of war or natural disasters may adversely affect our operations.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Force Majeure events may adversely affect our operations.

We may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Company or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Company. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Company if an investment is affected, and any compensation provided by the relevant government may not be adequate.

The current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the U.S. and global economy and may in the future have a material adverse impact on our financial condition and results of operations.

During the first quarter of 2020, there was a global outbreak of COVID-19, which has spread to over 200 countries and territories, including the United States, and has spread to every state in the United States. On March 11, 2020, the World Health Organization designated COVID-19 as a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The global impact of the outbreak has been rapidly evolving, and as cases of COVID-19 have continued to be identified in additional countries, many countries have reacted by instituting quarantines, restrictions on travel, closing financial markets and/or restricting trading, and limiting hours of operations of non-essential businesses. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries, including industries in which our portfolio companies operate. The outbreak of COVID-19 could have a continued adverse impact on economic and market conditions and, at times, has triggered a period of global economic slowdown.

The outbreak of COVID-19 and related effects, which continue to be unpredictable, could have a material adverse impact on our NAV, financial condition, liquidity, results of operations, and the businesses of our portfolio companies, among other factors. Negative impacts to our business as a result of the pandemic could exacerbate other risks described herein, including:

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weakening financial conditions of or the bankruptcy or insolvency of portfolio companies, which may result in the inability of such portfolio companies to meet debt obligations, delays in collecting accounts receivable, defaults, or forgiveness or deferral of interest payments from such portfolio companies;

•

significant volatility in the markets for syndicated loans, which could cause rapid and large fluctuations in the values of such investments and adverse effects on the liquidity of any such investments;

•	deterioration in credit and financing market conditions, which may adversely impact our ability to access financing for our investments on favorable terms or at all;

•	operational impacts on our Adviser, Administrator and our other third-party advisors, service providers, vendors and counterparties, including independent valuation firms, our sub-administrator,

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

our lenders and other providers of financing, brokers and other counterparties that we purchase and sell assets to and from, derivative counterparties, and legal and diligence professionals that we rely on for acquiring our investments;

•

limitations on our ability to ensure business continuity in the event our, or our third-party advisors’ and service providers’ continuity of operations plan is not effective or improperly implemented or deployed during a disruption;

•	the availability of key personnel of the Adviser, Administrator and our other service providers as they face changed circumstances and potential illness during the pandemic;

•

difficulty in valuing our assets in light of significant changes in the financial markets, including difficulty in forecasting discount rates and making market comparisons, and circumstances affecting the Adviser’s, Administrator’s and our service providers’ personnel during the pandemic;

•	limitations on our ability to raise new capital;

•	significant changes to the valuations of pending investments; and

•	imitations on our ability to make distributions to our shareholders due to material adverse impacts on our cash flows from operations or liquidity.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions, and, as a result, present material uncertainty and risk with respect to us and the performance of our investments. The full extent of the impact and effects of COVID-19 will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories, quarantines and restrictions, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, the availability and use of effective vaccines, mutations and variants of COVID-19, and uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations and ability to pay distributions.

The outbreak of the epidemics/pandemics could adversely affect the performance of our investments.

Certain countries have been susceptible to epidemics/pandemics, most recently COVID-19, which has been designated as a pandemic by world health authorities. The outbreak of such epidemics/pandemics, together with any resulting restrictions on travel or quarantines imposed, has had and will continue to have a negative impact on the economy and business activity globally (including in the countries in which the Company invests), and thereby is expected to adversely affect the performance of the Company’s investments. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Company and the performance of its investments.

We may face a breach of our cyber security, which could result in adverse consequences to our operations and exposure of confidential information.

Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Blackstone, Blackstone Credit and their affiliates and portfolio companies’ and service providers’ information and technology systems may be vulnerable to damage or interruption from cyber security breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, or usage errors by their respective professionals or service providers. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including non-public personal information related to shareholders (and their beneficial owners) and

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Pursuant to 17 C.F.R. Section 200.83

material non-public information. Although Blackstone has implemented, and portfolio companies and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Blackstone and Blackstone Credit do not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to Blackstone, Blackstone Credit, their affiliates, the Company, the shareholders and/or a portfolio company, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in Blackstone’s, Blackstone Credit’s, their affiliates’, the Company’s and/or a portfolio company’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders (and their beneficial owners), material non-public information and the intellectual property and trade secrets and other sensitive information of Blackstone, Blackstone Credit and/or portfolio companies. Blackstone, Blackstone Credit, the Company and/or a portfolio company could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity, and other events that may affect their business and financial performance.

We may not be able to obtain all required state licenses.

We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that we will obtain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

The United Kingdom’s exit from the European Union may create significant risks and uncertainty for global markets and our investments.

The United Kingdom (the “UK”) formally left the European Union (the “EU”) on January 31, 2020 (commonly known as “Brexit”), followed by an implementation period, during which EU law continued to apply in the UK and the UK maintained its EU single market access rights and EU customs union membership. The implementation period expired on December 31, 2020. Consequently, the UK has become a third country vis-à-vis the EU, without access to the single market or membership of the EU customs union. During the implementation period, on December 30, 2020, the UK and the EU signed a trade and cooperation agreement (the “TCA”) to govern their ongoing relationship. The TCA was officially ratified by the UK Parliament on December 30, 2020, and was ratified by the EU Parliament and Council on April 27, 2021. It is anticipated that further details of the relationship between the UK and the EU will continue to be negotiated even after formal ratification of the TCA.

Over time, UK regulated firms and other UK businesses may be adversely affected by the terms of the TCA (assuming it is formally ratified by the EU), as compared with the position prior to the expiration of the implementation period on December 31, 2020. For example, the TCA introduces new customs checks, as well as new restrictions on the provision of cross-border services and on the free movement of employees. These changes have the potential to materially impair the profitability of a business, and to require it to adapt or even relocate.

Although it is probable that any adverse effects flowing from the UK’s withdrawal from the EU will principally affect the UK (and those having an economic interest in, or connected to, the UK), given the size and

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global significance of the UK’s economy, the impact of the withdrawal is unpredictable and likely to be an ongoing source of instability, produce significant currency fluctuations, and/or have other adverse effects on international markets, international trade agreements and/or other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The withdrawal of the UK from the EU could therefore adversely affect us. In addition, although it seems less likely following the expiration of the transition period than at the time of the UK’s referendum, the withdrawal of the UK from the EU could have a further destabilizing effect if any other member states were to consider withdrawing from the EU, presenting similar and/or additional potential risks and consequences to our business and financial results.

Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in our offering, which would harm our ability to achieve our investment objectives.

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend the offering to retail customers. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to the Company exist and may have lower expenses and/or lower investment risk than the Company. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. If Regulation Best Interest reduces our ability to raise capital in the offering, it would harm our ability to create a diversified portfolio of investments, particularly while the Company has only satisfied the minimum offering amount, and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income.

Transactions denominated in foreign currencies subject us to foreign currency risks.

We may hold assets and have made borrowings denominated in foreign currencies, and may acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets or liabilities, as well as our income and cash flows. As a result of foreign currency fluctuations, the value of our liabilities and expenses may increase or the value of our assets and income may decrease due to factors outside of our control, which can have a negative effect on our net asset value and cash available for distribution. Any such changes in foreign currency exchange rates may impact the measurement of such assets or liabilities for purposes of maintaining RIC tax treatment or the requirements under the 1940 Act. We may seek to hedge against currency exchange rate fluctuations by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act, but there is no guarantee such efforts will be successful and such hedging strategies create additional costs. See “We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.”

Inflation and Supply Chain Risk.

Economic activity has continued to accelerate across sectors and regions. Nevertheless, due to global supply chain issues, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. We believe inflation is likely to continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Persistent inflationary pressures and supply chain issues could affect our portfolio companies profit margins.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

Our investments may be risky and, subject to compliance with our 80% test, there is no limit on the amount of any such investments in which we may invest.

Senior Secured Loans and Senior Secured Bonds. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce our remedies.

Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Preferred Securities. Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Company owns a preferred security that is deferring its distribution, the Company may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Company level, the Company may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Company may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Company actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. In the event of redemption, the Company may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Loans Risk. The loans that the Company may invest in include Loans that are first lien, second lien, third lien or that are unsecured. In addition, the Loans the Company will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in the prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.

Although certain Loans in which the Company may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Company could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Loan. In the event of a decline in the value of the already pledged collateral, if the terms of a Loan do not require the borrower to pledge additional collateral, the Company will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the Loans. To the extent that a Loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those Loans that are under-collateralized involve a greater risk of loss.

Further, there is a risk that any collateral pledged by portfolio companies in which the Company has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Company’s debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Company’s security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Company will receive principal and interest payments according to the debt’s terms, or at all, or that the Company will be able to collect on the debt should it be forced to enforce remedies.

Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most Loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some Loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Company’s NAV. In addition, the Company may not be able to readily dispose of its Loans at prices that approximate those at which the Company could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Company may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of Loans, the Company’s yield may be lower.

Some Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Company. Such court action could under certain circumstances include invalidation of Loans.

If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Loans for investment by the Company may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.

If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Company attempts to sell a Loan at a time when a financial institution is engaging in such a sale, the price the Company could get for the Loan may be adversely affected.

The Company may acquire Loans through assignments or participations. The Company will typically acquire Loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Company may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.

A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The Adviser has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Company must acquire a Loan through a participation.

In purchasing participations, the Company generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Company may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Company will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Company will not be able to conduct the due diligence on the borrower or the quality of the Loan with respect to which it is buying a participation that the Company would otherwise conduct if it were investing directly in the Loan, which may result in the Company being exposed to greater credit or fraud risk with respect to the borrower or the Loan than the Company expected when initially purchasing the participation.

The Company also may originate Loans or acquire Loans by participating in the initial issuance of the Loan as part of a syndicate of banks and financial institutions, or receive its interest in a Loan directly from the borrower.

The Adviser has established a counterparty and liquidity sub-committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

procedures and guidelines require trades to be placed for execution only with broker counterparties approved by the counterparty and liquidity sub-committee of the Adviser. The factors considered by the sub-committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.

LIBOR Risk. Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect our credit arrangements and our CLO transactions.

On July 27, 2017, the Financial Conduct Authority (“FCA”) announced that it would phase out the London Interbank Offered Rate (“LIBOR”) as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The administrator of LIBOR has announced it will consult on its intention to cease the publication of the one week and two month LIBOR settings immediately following the LIBOR publication on December 31, 2021, and the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. The U.S. Federal Reserve System (“FRS”), Office of the Comptroller of the Currency, and Federal Deposit Insurance Corporation have issued guidance encouraging market participants to adopt alternatives to LIBOR in new contracts as soon as practicable and no later than December 31, 2021, and the FCA has indicated that market participants should not rely on LIBOR being available after 2021. As an alternative to LIBOR, for example, the FRS, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and our existing financial instruments which reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. If LIBOR ceases to exist, we and our portfolio companies may need to amend or restructure our existing LIBOR-based debt instruments and any related hedging arrangements that extend beyond December 31, 2021, or June 30, 2023, depending on the applicable LIBOR tenor and pending the outcome of the LIBOR administrator’s consultation. Such amendments and restructurings may be difficult, costly and time consuming. In addition, from time to time we invest in floating rate loans and investment securities whose interest rates are indexed to LIBOR. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR, or any changes announced with respect to such reforms, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates and the value of LIBOR-based loans and securities, including those of other issuers we or our funds currently own or may in the future own. It remains uncertain how such changes would be implemented and the effects such changes would have on us, issuers of instruments in which we invest and financial markets generally.

The expected discontinuation of LIBOR could have a significant impact on our business. There could be significant operational challenges for the transition away from LIBOR including, but not limited to, amending loan agreements with borrowers on investments that may have not been modified with fallback language and adding effective fallback language to new agreements in the event that LIBOR is discontinued before maturity. Beyond these challenges, we anticipate there may be additional risks to our current processes and information systems that will need to be identified and evaluated by us. Due to the uncertainty of the replacement for LIBOR, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined. In addition, the cessation of LIBOR could:

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Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives that may be included in our assets and liabilities;

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

•

Require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of documentation to modify the terms of investments;

•	Result in inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;

•

Result in disputes, litigation or other actions with portfolio companies, or other counterparties, regarding the interpretation and enforceability of provisions in our LIBOR-based investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;

•

Require the transition and/or development of appropriate systems and analytics to effectively transition our risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and

•	Cause us to incur additional costs in relation to any of the above factors.

There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have a material adverse effect on our business, result of operations, financial condition, and unit price. In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by the Company, or (iii) reduced effectiveness of related Company transactions, such as hedging. It remains uncertain how such changes would be implemented and the effects such changes would have on the Company, issuers of instruments in which the Company invests and financial markets generally.

Junior, Unsecured Securities. Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Company’s investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.

While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer’s assets, some or all of such terms may not be part of particular Investments. Moreover, our ability to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.

Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.

Below Investment Grade Risk. In addition, we intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:

•

Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.

•

Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer’s industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.

•

Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments or the unavailability of additional financing.

•

Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

•

Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.

•	We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.

Mezzanine Loans. Our mezzanine debt securities generally will have ratings or implied or imputed ratings below investment grade. They will be obligations of corporations, partnerships or other entities that are generally unsecured, typically are subordinated to other obligations of the obligor and generally have greater credit and liquidity risk than is typically associated with investment grade corporate obligations. Accordingly, the risks associated with mezzanine debt securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt securities are often issued in connection with leveraged acquisitions or recapitalizations, in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt securities have historically been higher than has been the case for investment grade securities.

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CLO Risk. Our investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies. When investing in CLOs, we may invest in any level of a CLO’s subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that we may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, we will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments we make in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.

Risk Retention Vehicles. The Company may invest in CLO debt and equity tranches and warehouse investments directly or indirectly through an investment in U.S. and/or European vehicles (“Risk Retention Vehicles”) established for the purpose of satisfying U.S. and/or E.U. regulations that require eligible risk retainers to purchase and retain specified amounts of the credit risk associated with certain CLOs, which vehicles themselves are invested in CLO securities, warehouse investments and/or senior secured obligations. Risk Retention Vehicles will be structured to satisfy the retention requirements by purchasing and retaining the percentage of CLO notes prescribed under the applicable retention requirements (the “Retention Notes”) and will include Risk Retention Vehicles with respect to CLOs managed by other collateral managers, but will not include Risk Retention Vehicles with respect to CLOs for which the Adviser or its affiliates acts as collateral manager.

Indirect investments in CLO equity securities (and in some instances more senior CLO securities) and warehouse investments through entities that have been established to satisfy the U.S. retention requirements and/or the European retention requirements may allow for better economics for the Company (including through fee rebate arrangements) by creating stronger negotiating positions with CLO managers and underwriting banks who are incentivized to issue CLOs and who require the participation of a Risk Retention Vehicle to enable the CLO securities to be issued. However, Retention Notes differ from other securities of the same ranking since the retention requirements prescribe that such Retention Notes must be held by the relevant risk retainer for a specified period. In the case of European Risk Retention Vehicles, the prescribed holding period is the lifetime of the CLO, and in the case of U.S. Risk Retention Vehicles it is the longer of (x) the period until the CLO has paid down its securities to 33% of their original principal amount, (y) the period until the CLO has sold down its assets to 33% of their original principal amount and (z) two years after the closing of the CLO. In addition, Retention Notes are subject to other restrictions not imposed on other securities of the same ranking; for example, Retention Notes may not be subject to credit risk mitigation, and breach of the retention requirements may result in the imposition of regulatory sanctions or, in the case of the European retention requirements, in claims being brought against the retaining party.

“Covenant-lite” Obligations. We may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.

Consumer Loans. We may invest in, or obtain exposure to, consumer lending, which involves risk elements in addition to normal credit risk. Consumer loan terms vary according to the type and value of collateral and creditworthiness of the borrower. In underwriting consumer loans, a thorough analysis of the borrower’s financial ability to repay the loan as agreed is typically performed. The ability to repay shall be determined by, among others, the borrower’s employment history, current financial conditions, and credit background. While these loans typically have higher yields than many other loans, such loans involve risk elements in addition to normal credit risk. Consumer loans may entail greater credit risk than other loans particularly in the case of

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unsecured consumer loans or consumer loans secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to consumer loans. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, and/or state consumer protection laws may limit the amount which can be recovered on such loans.

Bridge Financings. From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Company’s control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Company.

Restructurings. Investments in companies operating in workout or bankruptcy modes present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the value of the assets collateralizing our loans or the prospects for a successful reorganization or similar action.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

We generally will not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain

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certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company’s common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs.

Interest rates have recently been at or near historic lows. In the event of a rising interest rate environment, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed-rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured

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debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.

Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Certain of our portfolio companies may also be impacted by tariffs or other matters affecting international trade. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.

A covenant breach or other default by our portfolio companies may adversely affect our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

A portion of our portfolio may be invested in the life sciences industry.

Investments in the life sciences industry involve a high degree of risk that can result in substantial losses. For example, investing in these assets involves substantial risks, including, but not limited to, the following: the obsolescence of products; erosion of sales due to generic or biosimilar competition; change in government policies and governmental investigations; potential litigation alleging negligence, products liability torts, breaches of warranty, intellectual property infringement and other legal theories; extensive and evolving government regulation; disappointing results from preclinical testing in new indications; indications of safety concerns; insufficient clinical trial data in certain jurisdictions to support the safety or efficacy of the product candidate; difficulty in obtaining all necessary regulatory approvals in each additional proposed jurisdiction; inability to manufacture sufficient quantities of the product for development or commercialization in a timely or cost-effective manner; substantial commercial risk; and the fact that, even after regulatory approval has been obtained, the product and its manufacturer are subject to continual regulatory review, and any discovery of previously unknown problems with the product or the manufacturer may result in restrictions or recalls. Many of these companies may operate as a loss, or with substantial variations in operating results for a period of time after product approval. In addition, many of the companies will need substantial additional capital to support additional research and development activities and may face intense competition in the life sciences industry from biopharmaceutical companies with greater financial resources, more extensive research and development capabilities and a larger number of qualified managerial and technical personnel.

Biopharmaceutical product sales may also be lower than expected due to pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, obsolescence, loss of patent protection, the impact of the COVID-19 global pandemic or other factors and development-stage product candidates may fail to reach the market. Unexpected side effects, safety or efficacy concerns can arise with respect to a product, leading to product recalls, withdrawals or declining sales.

Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

Our portfolio may be concentrated in a limited number of industries. A downturn in any particular industry in which we are invested could significantly impact the aggregate returns we realize. As of December 31, 2021, we had significant investments in issuers in the health care, professional services and software industries.

If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

Our investments in the healthcare sector face considerable uncertainties.

Our investments in the healthcare sector are subject to substantial risks. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices.

Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.

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Investing in large private U.S. borrowers may limit the Company’s ability to achieve high growth rates during times of economic expansion.

Investing in originated assets made to large private U.S. borrowers may result in the Company underperforming other segments of the market, particularly during times of economic expansion, because large private U.S. borrowers may be less responsive to competitive challenges and opportunities in the financial markets. As a result, the Company’s value may not rise at the same rate, if at all, as other funds that invest in smaller market capitalization companies that are more capable of responding to economic and industrial changes.

Investing in private companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

These risks include that:

•

these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

•

these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•

these companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•

these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, Trustees and members of the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.

We intend to invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to

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the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons with less depth and breadth of experience. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, limited public information generally exists about private companies. Fifth, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Adviser would typically assess an investment in a portfolio company based on the Adviser’s estimate of the portfolio company’s earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Adviser to make different investment decisions than it may have made with more complete information. These private companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities.

We may invest a portion of our portfolio in publicly-traded assets. For example, it is not expected that we will be able to negotiate additional financial covenants or other contractual rights, which we might otherwise be able to obtain in making privately negotiated investments. In addition, by investing in publicly-traded securities or assets, we will be subject to U.S. federal and state securities laws, as well as non-U.S. securities laws, that may, among other things, restrict or prohibit our ability to make or sell an investment. Moreover, we may not have the same access to information in connection with investments in public securities, either when investigating a potential investment or after making an investment, as compared to privately negotiated investments. Furthermore, we may be limited in its ability to make investments and to sell existing investments in public securities because the Firm may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies. The inability to sell public securities in these circumstances could materially adversely affect our investment results. In addition, an investment may be sold by us to a public company where the consideration received is a combination of cash and stock of the public company, which may, depending on the securities laws of the relevant jurisdiction, be subject to lock-up periods.

A lack of liquidity in certain of our investments may adversely affect our business.

We intend to invest in certain companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Our investments may include original issue discount and payment-in-kind instruments.

To the extent that we invest in original issue discount or payment-in-kind (“PIK”) instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be

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exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

•

the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

•

original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

•

an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser’s future base management fees which, thus, increases the Adviser’s future income incentive fees at a compounding rate;

•

market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•	even if the conditions for income accrual under U.S. GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•

the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and

•	original issue discount may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.

We may use a wide range of investment techniques that could expose us to a diverse range of risks.

The Adviser may employ investment techniques or invest in instruments that it believes will help achieve our investment objectives, whether or not such investment techniques or instruments are specifically described herein, so long as such investments are consistent with our investment strategies and objectives and subject to applicable law. Such investment techniques or instruments may not be thoroughly tested in the market before being employed and may have operational or theoretical shortcomings which could result in unsuccessful investments and, ultimately, losses to us. In addition, any such investment technique or instrument may be more speculative than other investment techniques or instruments specifically described herein and may involve material and unanticipated risks. There can be no assurance that the Adviser will be successful in implementing any such investment technique. Furthermore, the diversification and type of investments may differ substantially from our prior investments.

We may enter into a TRS agreement that exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

A total return swap (“TRS”) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly

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in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.

We may enter into repurchase agreements or reverse repurchase agreements.

Subject to our investment objectives and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by us of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that we will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). We do not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, we could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which we seek to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, we generally will seek to liquidate such collateral. However, the exercise of our right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, we could suffer a loss.

Subject to our investment objectives and policies, we invest in repurchase agreements as a seller, also known as a “reverse repurchase agreement.” Our use of reverse repurchase agreements involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional portfolio investments. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but remains obligated to repurchase. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Also, in entering into reverse repurchase agreements, we would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, our NAV will decline, and, in some cases, we may be worse off than if we had not used such instruments.

We may enter into securities lending agreements.

We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (e.g., negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. If the Company enters into a securities lending arrangement, the Adviser, as part of its responsibilities under the Investment Advisory Agreement, will invest the Company’s cash collateral in accordance with the Company’s investment objectives and strategies. The Company will pay the borrower of the securities a fee based on the

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amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Company, as the lender, an amount equal to any dividends or interest received on the securities lent.

The Company may invest the cash collateral received only in accordance with its investment objectives, subject to the Company’s agreement with the borrower of the securities. In the case of cash collateral, the Company expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Company.

Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Company, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Company if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Company may also call such loans in order to sell the securities involved. When engaged in securities lending, the Company’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Company in permissible investments.

We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer’s failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer’s defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer’s defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer’s defaulted debt securities from the seller of protection.

Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.

A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post

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collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage.

Certain categories of credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house’s obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Company. Counterparty risk with respect to certain exchange-traded and over-the-counter derivatives may be further complicated by recently enacted U.S. financial reform legislation. See “Risk Factors— Risks Related to Debt Financing.”

We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Technological innovations and industry disruptions may negatively impact us.

Current trends in the market generally have been toward disrupting a traditional approach to an industry with technological innovation, and multiple young companies have been successful where this trend toward disruption in markets and market practices has been critical to their success. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that will compete with the Company and/ or its investments or alter the market practices the Company’s strategy has been designed to function within and depend on for investment returns. Any of these new approaches could damage the Company’s investments,

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments.

We may invest through various joint ventures.

From time to time, we may hold a portion of its investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors (collectively, “joint ventures”). Joint venture investments involve various risks, including the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with ours, the risk that a joint venture partner may be in a position to take action contrary to our objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans, because of risks arising under state law. In addition, we may, in certain cases, be liable for actions of our joint venture partners. The joint venture’s in which we participate may sometimes be allocated investment opportunities that might have otherwise gone entirely to us, which may reduce our return on equity. Additionally, our joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on us by the 1940 Act.

We are subject to risks associated with investing alongside other third parties.

We may invest in joint ventures alongside third parties through joint ventures, partnerships or other entities in the future. Such investments may involve risks not present in investments where a third party is not involved, including the possibility that such third party may at any time have economic or business interests or goals which are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may in certain circumstances be liable for actions of such third party.

More specifically, joint ventures involve a third party that has approval rights over activity of the joint venture. The third party may take actions that are inconsistent with our interests. For example, the third party may decline to approve an investment for the joint venture that we otherwise want the joint venture to make. A joint venture may also use investment leverage which magnifies the potential for gain or loss on amounts invested. Generally, the amount of borrowing by the joint venture is not included when calculating our total borrowing and related leverage ratios and is not subject to asset coverage requirements imposed by the 1940 Act. If the activities of the joint venture were required to be consolidated with our activities because of a change in GAAP rules or SEC staff interpretations, it is likely that we would have to reorganize any such joint venture.

Syndication of Co-Investments.

From time to time, we may make an investment with the expectation of offering a portion of its interests therein as a co-investment opportunity to third-party investors. There can be no assurance that we will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Company or that expenses incurred by us with respect to any such syndication will not be substantial. In the event that we are not successful in syndicating any such co-investment, in whole or in part, we may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make us more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Company that is not syndicated to co-investors as originally anticipated could significantly reduce our overall investment returns.

Confidential Treatment Requested by Blackstone Private Credit Fund

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Risks Related to the Adviser and Its Affiliates; Conflicts of Interest

The Adviser and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the value of our net assets as of the beginning of the first business day of the month. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. Our compensation arrangements could therefore result in our making riskier or more speculative investments than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. See “Certain Relationships and Related Party Transactions.”

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Advisory Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

The Company has applied for exemptive relief from the SEC to permit the Company to pay the Adviser all or a portion of its fees in shares of Common Shares in lieu of cash, which may not be granted.

The Company has applied for exemptive relief from the SEC that, if granted, will permit the Company to pay the Adviser all or a portion of its management fees and incentive fees in shares of Common Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. There is no assurance that the relief will be granted. Until the relief is granted, the Adviser may use all or a portion of the cash it receives for management and incentive fees to purchase shares of Common Shares, which may dilute third party interests in the Company.

There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to Other Clients.

The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to Other Clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we will rely on the Adviser to manage our day-to-day activities and to implement our investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest

Confidential Treatment Requested by Blackstone Private Credit Fund

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in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. The Adviser and its officers and employees will devote only as much of its or their time to our business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on the Adviser to assist with identifying investment opportunities and making investment recommendations to the Adviser. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Adviser and its affiliates in a manner that the Adviser deems necessary and appropriate. See “Certain Relationships and Related Party Transactions.”

The time and resources that individuals employed by the Adviser devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Adviser are not prohibited from raising money for or managing other entities that make the same types of investments that we target.

The Adviser and individuals employed by the Adviser are generally not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may participate in certain transactions originated by the Adviser or its affiliates under our exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board of Trustees) the Adviser may not have the opportunity to cause us to participate. Affiliates of the Adviser, whose primary business includes the origination of investments or investing in non-originated assets, engage in investment advisory business with accounts that compete with us. See “Certain Relationships and Related Party Transactions.”

Our shares may be purchased by the Adviser or its affiliates.

Affiliates of the Adviser have purchased and the Adviser and its affiliates in the future expect to purchase our shares. The Adviser and its affiliates will not acquire any shares with the intention to resell or re-distribute such shares. The purchase of shares by the Adviser and its affiliates could create certain risks, including, but not limited to, the following:

•	the Adviser and its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and

•	substantial purchases of shares by the Adviser and its affiliates may limit the Adviser’s ability to fulfill any financial obligations that it may have to us or incurred on our behalf.

The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the officers and employees of the Adviser or its affiliates. The loss of services of one or more members of the Adviser’s management team, including members of Blackstone Credit’s investment committee (the “Investment Committee”), could adversely affect our financial condition, business and results of operations. The Adviser does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Adviser. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

The compensation we pay to the Adviser will be determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm’s-length negotiations.

The Investment Advisory Agreement will not be entered into on an arm’s-length basis with an unaffiliated third party. As a result, the form and amount of compensation we pay the Adviser may be less favorable to us than they might have been had an investment advisory agreement been entered into through arm’s-length transactions with an unaffiliated third party.

The Intermediary Manager’s influence on this offer gives it the ability to increase the fees payable to the Adviser.

The Adviser is paid a base management fee calculated as a percentage of our net assets and unrelated to net income or any other performance base or measure. The Intermediary Manager, an affiliate of the Adviser will be incentivized to raise more proceeds in our offering to increase our net assets, even if it would be difficult for us to efficiently deploy additional capital, which in turn would increase the base management fee payable to the Adviser.

There may be trademark risk, as we do not own the Blackstone name.

We do not own the Blackstone name, but we are permitted to use it as part of our corporate name pursuant to the Investment Advisory Agreement. Use of the name by other parties or the termination of the Investment Advisory Agreement may harm our business.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined under the

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately-owned competitors, which may lead to greater shareholder dilution.

We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price per share, after deducting selling commissions, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current NAV of our shares if our Board of Trustees, including our independent Trustees, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Trustees, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of our Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board of Trustees. However, we may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between our interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board of Trustees and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions (including certain co-investments) with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, Trustees, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Adviser, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We have obtained exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board of Trustees) the Adviser may not have the opportunity to cause us to participate.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code.

Risks Related to Debt Financing

When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. Furthermore, the Company may add leverage to its portfolio through the issuance of preferred shares. Currently, the Company has no intention to issue preferred shares. The use of leverage involves increased risk, including increased variability of the Company’s net income, distributions and NAV in relation to market changes. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not used leverage. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser. The Company’s leverage strategy may not work as planned or achieve its goal.

We use and expect to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser’s and our Board of Trustees’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to shareholders may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board of Trustees, a majority of whom are independent Trustees with no material interests in such transactions.

The Company may also enter into reverse repurchase agreements. Transactions under such agreements constitute leverage. When the Company enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Company’s assets. As a result, the use of such leverage transactions may increase fluctuations in the market value of the Company’s assets compared to what would occur without the use of such transactions. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. If the Company reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, transacting under such agreement will lower the Company’s yield.

Although leverage has the potential to enhance overall returns that exceed the Company’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Company’s cost of funds. In addition, borrowings and reverse repurchase agreements or similar arrangements in which the Company may engage may be secured by the shareholders’ investments as well as by the Company’s assets and the documentation relating to such transactions may provide that during the continuance of a default under such arrangement, the interests of the holders of Common Shares may be subordinated to the interests of the Company’s lenders or debtholders.

Our credit facilities and unsecured notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a regulated investment company. A failure to renew our facilities or to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition or results of operations.

The following table illustrates the effect of leverage on the total returns of Common Shares created by our use of borrowings at the weighted average stated interest rate of 2.46% as of December 31, 2021, together with (a) our total value of net assets as of December 31, 2021; (b) our approximately $18.3 billion in aggregate principal amount of indebtedness outstanding as of December 31, 2021 and (c) hypothetical annual returns on our portfolio of minus 10% to plus 10%. Actual expenses associated with borrowings or preferred shares, if issued, may vary frequently and may be significantly higher or lower than the rate used for the table below.

	Assumed Return on Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholders(1)	(28.67)%	(16.09)%	(3.50)%	9.08%	21.67%

(1)

Based on (i) $32.4 billion in total assets as of December 31, 2021, (ii) $18.3 billion in outstanding indebtedness at par, as of December 31, 2021, (iii) $12.9 billion in net assets as of December 31, 2021 and (iv) an annualized average interest rate, including fees (such as fees on undrawn amounts and amortization of financing costs), on our indebtedness, as of December 31, 2021, of 2.46%.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.

We may default under our credit facilities.

In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our credit ratings may not reflect all risks of an investment in our debt securities.

Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

The Notes present other risks to common shareholders, including the possibility that such notes could discourage an acquisition of us by a third party.

Certain provisions of the any other Notes issued by us could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the Notes may have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such Notes. These provisions could discourage an acquisition of us by a third party.

Failure to refinance our existing Notes could have a material adverse effect on our results of operations and financial position.

The Notes issued by us will mature at various dates in the future. If we are unable to refinance the Notes or find a new source of borrowing on acceptable terms, we will be required to pay down the amounts outstanding at maturity through one or more of the following: (1) borrowing additional funds under our then current credit facility, (2) issuance of additional common shares or (3) possible liquidation of some or all of our loans and other assets, any of which could have a material adverse effect on our results of operations and financial position.

Provisions in a credit facility may limit our investment discretion.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Company, distributions to shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

Segregation and asset coverage requirements may limit our investment discretion.

Certain portfolio management techniques, such as engaging in reverse repurchase agreements or firm commitments may be considered senior securities unless appropriate steps are taken to segregate the Company’s assets or otherwise cover its obligations. When employing these techniques, the Company may segregate liquid assets, enter into offsetting transactions or own positions covering its obligations. To the extent the Company covers its commitment under such a portfolio management technique, such instrument will not be considered a senior security for the purposes of the 1940 Act. The Company may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder, or orders issued by the SEC thereunder. For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Company. These segregation and coverage requirements could result in the Company maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions. In connection with the adoption of Rule 18f-4 of the 1940 Act, the SEC eliminated the asset segregation framework arising from prior SEC guidance for covering positions in derivatives and certain financial instruments. Among other things, Rule 18f-4 limits a fund’s derivatives exposure through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. Subject to certain conditions, limited derivatives users (as defined in Rule 18f-4), such as the Company, however, would not be subject to the full requirements of Rule 18f-4. The Company will comply with the requirements of the new rule on or before the SEC’s compliance date in August 2022.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.

We have formed, and may form one or more other, CLOs, which may subject us to certain structured financing risks.

To finance investments, we have securitized certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments, and may form one or more other CLOs in the future. This process involves contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. It is possible that an interest in any such CLO held by us may be considered a “non-qualifying” portfolio investment for purposes of the 1940 Act.

In creating a CLO, we depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on our operations.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The manager for a CLO that we create may be the Company, the Adviser or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Adviser or an affiliate other than the Company serves as manager and the Company is obligated to compensate the Adviser or the affiliate for such services, we, the Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Adviser or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Company (and indirectly its shareholders) or any affiliate.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that net proceeds we will receive from the sale of the Notes in this offering will be approximately $                 million, after deducting the underwriter discount and offering expenses payable by us. Such estimate is subject to change and no assurances can be given that actual expenses will not exceed such amount. We intend to use the net proceeds of this offering for the general corporate purposes of us and our subsidiaries.

Affiliates of certain underwriters are lenders under                 . Accordingly, affiliates of certain of the underwriters may receive more than 5% of the proceeds of this offering to the extent the proceeds are used to pay down a portion of the outstanding indebtedness under the                 .

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2021:

(1)	on an actual basis;

(2)	on an as adjusted basis giving effect to the offering of the Notes and the application of net proceeds from this offering as described in this prospectus under the caption “Use of Proceeds.”

You should read this table together with “Use of Proceeds” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Dollar amounts are presented in thousands, except share data.

	As of December 31, 2021 (Unaudited)
	Actual	As Adjusted for this Offering [
Assets
Investments at fair value
Non-controlled/non-affiliated investments (cost: $30,483,619 at December 31, 2021)	$30,579,870	$	[ ]
Non-controlled/affiliated investments (cost: $583 at December 31, 2021)	1,614		[ ]
Controlled/affiliated investments (cost: $213,821 at December 31, 2021)	214,209		[ ]
Total investments at fair value (cost: $30,698,023 at December 31, 2021)	30,,795,693		[ ]
Cash and cash equivalents (restricted cash of $2,500 at December 31, 2021)	617,986		[ ]
Interest receivable	194,493		[ ]
Deferred financing costs	76,357		[ ]
Deferred offering costs	2,471		[ ]
Receivable for investments sold	663,594		[ ]
Subscription receivable	826		[ ]
Unrealized appreciation on foreign currency forward contracts	1,505		[ ]
Other assets	789		[ ]

Total assets	$32,353,714	$	[ ]

Liabilities
Debt (net of unamortized debt issuance costs of $61,526 at December 31, 2021)	$18,239,934	$	[ ]
Payable for investments purchased	997,408		[ ]
Management fees payable	35,038		[ ]
Income based incentive fee payable	36,004		[ ]
Capital gains incentive fee payable	15,058		[ ]
Interest payable	50,294		[ ]
Due to affiliates	9,348		[ ]
Distribution payable(1)	100,155		[ ]
Payable for share repurchases(1)	12,205		[ ]
Accrued expenses and other liabilities	3,450		[ ]
Notes offered hereby	—		—
Offered issuance costs—Notes offered hereby	—		—

Total liabilities	19,498,894		[ ]

Commitments and Contingencies(2)
Net Assets
Common stock, par value $0.001 per share (unlimited shares authorized; 495,831,116 shares issued and outstanding at December 31, 2021)	$4,958	$	[ ]
Additional paid in capital	12,734,425		[ ]
Distributable earnings (loss)	115,437		[ ]
Total net assets	12,854,820		[ ]

Total liabilities and net assets	$32,353,714	$	[ ]

(1)	Net Assets

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The discussion and analysis of our financial condition and results of operations should be read in conjunction with “Financial Highlights” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements, which relate to future events or the future performance or financial condition of the Company and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.

Overview and Investment Framework

We are a newly organized, externally managed, non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. Formed as a Delaware statutory trust on February 11, 2020, we are externally managed by the Adviser, which is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our Adviser is registered as investment adviser with the SEC. We have elected to be treated, and intend to qualify annually, as a RIC under the Code.

Under our Investment Advisory Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). If we change our 80% test, we will provide shareholders with at least 60 days’ notice of such change. Once we have invested a substantial amount of proceeds from the offering, under normal circumstances we expect that the majority of our portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through (i) first lien senior secured and unitranche loans and (ii) second lien, unsecured, subordinated or mezzanine loans and structured credit, as well as broadly syndicated loans (for which we may serve as an anchor investor), club deals (generally investments made by a small group of investment firms) and other debt and equity securities (the investments described in this sentence, collectively, “Private Credit”). To a lesser extent, we will also invest in publicly traded securities of large corporate issuers (“Opportunistic Credit”). We expect that the Opportunistic Credit investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

Most of our investments will be in U.S. private companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in U.S. private companies), we also expect to invest to some extent in European and other non-U.S. companies, but do not expect to invest in emerging markets. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds. From time to time, we may co-invest with other Blackstone Credit funds.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Key Components of Our Results of Operations

Investments

We focus primarily on loans and securities, including syndicated loans, of private U.S. companies. Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to private companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.

Revenues

We generate revenue in the form of interest income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated debt investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment and other fees in connection with transactions. Original issue discounts and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts. In addition, we generate revenue in the form of commitment, loan origination, structuring or diligence fees, fees for providing managerial assistance to our portfolio companies, and possibly consulting fees.

In addition, we generate revenue in the form of commitment, loan origination, structuring or diligence fees, fees for providing managerial assistance to our portfolio companies, and possibly consulting fees.

Expenses

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (a) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (b) our allocable portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that performs duties for us; and (iii) any internal audit group personnel of Blackstone or any of its affiliates; and (c) all other expenses of our operations, administrations and transactions.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.

Expense Support and Conditional Reimbursement Agreement

We have entered into an Expense Support Agreement with the Adviser. For additional information see “Note 3. Agreements and Related Party Transactions” in our unaudited financial statements for the year ended December 31, 2021.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Portfolio and Investment Activity

For the year ended December 31, 2021, we acquired $39,549.5 million aggregate principal amount of investments (including $4,738.4 million of unfunded commitments), $36,660.2 million of which was first lien debt, $1,990.3 million of which was second lien debt, $81.4 million of which was unsecured debt, $288.7 million of which was structured finance investments and $528.9 million of which was equity.

Our investment activity is presented below (information presented herein is at amortized cost unless otherwise indicated) (dollar amounts in thousands):

As of and for the year ended December 31, 2021
Investments:
Total investments, beginning of period	$—
New investments purchased	34,311,996
Net accretion of discount on investments	38,201
Net realized gain (loss) on investments	12,796
Investments sold or repaid	(3,664,970)

Total investments, end of period	$30,698,023

Amount of investments funded at principal:
First lien debt investments	$31,929,838
Second lien debt investments	1,982,239
Unsecured debt	81,418
Structured finance investments	288,700
Equity investments	528,924

Total	$34,811,119

Proceeds from investments sold or repaid:
First lien debt investments	$(3,413,413)
Second lien debt investments	(177,391)
Unsecured debt	(74,166)
Structured finance investments	—
Equity investments	—

Total	$(3,664,970)

Number of portfolio companies	454
Weighted average yield on debt and income producing investments, at cost(1)(2)	6.71%
Weighted average yield on debt and income producing investments, at fair value(1)(2)	6.69%
Average loan to value (LTV)(3)	42.7%
Percentage of debt investments bearing a floating rate, at fair value	99.6%
Percentage of debt investments bearing a fixed rate, at fair value	0.4%

(1)

Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

(2)	As of December 31, 2021, the weighted average total portfolio yield at cost was 6.59%. The weighted average total portfolio yield at fair value was 6.57%.
(3)

Includes all private debt investments for which fair value is determined by our Board in conjunction with a third-party valuation firm and excludes quoted assets. Average loan-to-value represents the net ratio of loan-to-value for each portfolio company, weighted based on the fair value of total applicable private debt investments. Loan-to-value is calculated as the current total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the most recent quarter end.

As of December 31, 2021, our portfolio companies had a weighted average annual EBITDA of $150 million. These calculations include all private debt investments for which fair value is determined by the Board in conjunction with a third-party valuation firm and excludes quoted assets. Amounts are weighted based on fair market value of each respective investment. Amounts were derived from the most recently available portfolio company financial statements, have not been independently by us, and may reflect a normalized or adjusted amount. Accordingly, we make no representation or warranty in respect of this information.

Our investments consisted of the following (dollar amounts in thousands):

	December 31, 2021
	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$28,076,107	$28,143,451	91.39%
Second lien debt	1,799,656	1,813,872	5.89
Unsecured debt	6,061	5,842	0.02
Structured finance investments	287,275	286,610	0.93
Equity investments(1)	528,924	545,918	1.77

Total	$30,698,023	$30,795,693	100.00%

(1)	Includes equity investment in SLC.

As of December 31, 2021, no loans in the portfolio were on non-accrual status.

Results of Operations

On January 7, 2021, we commenced operations and accepted $814.0 million of subscriptions.

The following table represents our operating results (dollar amounts in thousands):

Year Ended December 31, 2021
Total investment income	$810,440
Net expenses	303,024

Net investment income	507,416
Net unrealized appreciation (depreciation)	103,901
Net realized gain (loss)	16,565

Net increase (decrease) in net assets resulting from operations	$627,882

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Investment Income

Investment income was as follows (dollar amounts in thousands):

Year Ended December 31, 2021
Interest income	$768,141
Payment-in-kind interest income	9,267
Dividend income	2,209
Fee income	30,823

Total investment income	$810,440

For the year ended December 31, 2021, total investment income was $810.4 million driven by our deployment of capital. The size of our investment portfolio at fair value was $30,795.7 million at December 31, 2021 and our weighted average yield on debt and income producing investments, at fair value was 6.69%.

The COVID-19 pandemic has caused operational and/or liquidity issues at our portfolio companies which could restrict their ability to make cash interest payments. Additionally, we may experience full or partial losses on our investments which may ultimately reduce our investment income in future periods.

Expenses

Expenses were as follows (dollar amounts in thousands):

Year Ended December 31, 2021
Interest expense	$144,929
Management fees	74,560
Income based incentive fee	71,500
Capital gains incentive fee	15,058
Distribution and shareholder servicing fees
Class S	11,752
Class D	338
Professional fees	3,533
Board of Trustees’ fees	563
Administrative service expenses	2,094
Amortization of continuous offering costs	4,217
Organization costs	1,090
Other general & administrative	6,491

Total expenses	336,125
Expense support	(2,199)
Recoupment of expense support	2,199
Management fees waived	(18,231)
Incentive fees waived	(14,870)

Net expenses	$303,024

Interest Expense

Total interest expense (including unused fees, amortization of deferred financing costs and accretion of net discounts on unsecured debt) of $144.9 million for the year ended December 31, 2021 was driven by $6,153.4 million of average borrowings (at an average effective interest rate of 2.21% per annum) under our credit facilities, unsecured notes and debt securitizations.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Management Fees

For the year ended December 31, 2021, management fees were $74.6 million. The Adviser waived management fees from inception through July 7, 2021, which resulted in a waiver of $18.2 million for the year ended December 31, 2021, respectively. Management fees are payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month.

Income Based Incentive Fees

For the year ended December 31, 2021, income based incentive fees were $71.5 million. The Adviser waived income based incentive fees from inception through July 7, 2021, which resulted in a waiver of $14.9 million for the year ended December 31, 2021, respectively.

Capital Gains Based Incentive Fees

For the year ended December 31, 2021, we accrued capital gains incentive fees of $15.1 million none of which was payable under the Investment Advisory Agreement. For the year ended December 31, 2021, the accrued incentive fees were attributable to net realized and unrealized gains of $120.5 million. The accrual for any capital gains incentive fee under U.S. GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less in the prior period. If such cumulative amount is negative, then there is no accrual.

Other Expenses

Organization costs and offering costs include expenses incurred in our initial formation and our continuous offering. Professional fees include legal, rating agencies, audit, tax, valuation, technology and other professional fees incurred related to the management of us. Administrative service expenses represent expense reimbursements paid to the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including our allocable portion of the cost of certain of our executive officers, their respective staff and other non-investment professionals that perform duties for us. Other general and administrative expenses include insurance, filing, research, our sub-administrator, subscriptions and other costs.

Total other expenses were $30.1 million for the year ended December 31, 2021, primarily comprised of $5.3 million of organization and offering costs, $3.5 million of professional fees (including legal, audit and tax), $6.5 million of general and administrative expenses (including fees paid to our sub-administrator and transfer agent), and $12.1 million of distribution and shareholder servicing fees paid with respect to Class S and Class D investors.

Income Taxes, Including Excise Taxes

We elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieve us from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

For the year ended December 31, 2021, we incurred no U.S. federal excise tax.

Net Unrealized Gain (Loss)

Net unrealized gain (loss) was comprised of the following (dollar amounts in thousands):

Year Ended December 31, 2021
Net unrealized gain (loss) on investments	$113,329
Foreign currency forward contracts	1,505
Foreign currency transactions	(10,933)

Net unrealized gain (loss)	$103,901

For the year ended December 31, 2021, the fair value of our debt investments increased due to continued spread tightening in the credit markets driven primarily by a strong recovery in economic activity in the period.

For the year ended December 31, 2021, we had net unrealized losses of $10.9 million on foreign currency transactions, primarily as a result of fluctuations in the GBP, CAD and EUR exchange rates.

Net Realized Gain (Loss)

The realized gains and losses on fully exited and partially exited investments comprised of the following (dollar amounts in thousands):

Year Ended December 31, 2021
Net realized gain (loss) on investments	$12,796
Net realized gain (loss) on forward purchase obligation	3,709
Net realized gain (loss) on derivative	2,334
Net realized gain (loss) on translation of assets and liabilities in foreign currencies	(2,274)

Net realized gain (loss)	$16,565

For the year ended December 31, 2021, we generated realized gains of $16.6 million, which was primarily comprised of net realized gains on sales of quoted loans.

Additionally, we generated realized gains of $3.7 million and $2.3 million, which was primarily comprised of net realized gain on our forward purchase obligation and net realized gains on derivative upon settlement of the Syndicated Warehouse, respectively. These items were partially offset by net realized losses of $2.3 million on foreign currency translations, primarily as a result of translating foreign currency related to our non-USD denominated debt, cash and investments.

As the impact of COVID-19 persists, it may cause us to experience full or partial losses on our investments upon the exit or restructuring of our investments.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Financial Condition, Liquidity and Capital Resources

We generate cash primarily from the net proceeds of our continuous offering of common shares, proceeds from net borrowings on our credit facilities and unsecured debt issuances, income earned and repayments on principal on our debt investments. The primary uses of our cash and cash equivalents are for (i) originating and purchasing debt and other investments, (ii) funding the costs of our operations (including fees paid to our Adviser and expense reimbursements paid to our Administrator), (iii) debt service, repayment and other financing costs of our borrowings, (iv) funding repurchases under our share repurchase program and (v) cash distributions to the holders of our shares.

As of December 31, 2021, we had twelve asset based leverage facilities, one revolving credit facility, seven unsecured note issuances, short term borrowings related to repurchase obligations and three debt securitization outstanding. We have and will continue to, from time to time, enter into additional credit facilities, increase the size of our existing credit facilities or issue additional debt securities, including debt securitizations, unsecured debt and other forms of debt. Any such incurrence or issuance may be from sources within the U.S. or from various foreign geographies or jurisdictions, and may be denominated in currencies other than the U.S. Dollar. Additionally, any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. As of December 31, 2021, we had an aggregate amount of $18,301.5 million of debt securities outstanding and our asset coverage ratio was 170.2%.

Cash and cash equivalents as of December 31, 2021, taken together with our $4,820.5 million of available capacity under our credit facilities (subject to borrowing base availability), proceeds from new or amended financing arrangements and the continuous offering of our common shares is expected to be sufficient for our investing activities and to conduct our operations in the near term. This determination is based in part on our expectations for the timing of funding investment purchases and the timing and amount of future proceeds from sales of our common shares and the use of existing and future financing arrangements. As of December 31, 2021, we had significant amounts payable and commitments for new investments, which we planned to fund using proceeds from offering our common shares and available borrowing capacity under our credit facilities. Additionally, we held $6,197.5 million of Level 2 debt investments as of December 31, 2021, which could provide additional liquidity if necessary.

Although we were able to close on several new revolving credit facilities and issue debt securities during year ended December 31, 2021, and the financial markets have recovered from 2020 levels, another disruption in the financial markets like that caused by the COVID-19 outbreak or any other negative economic development could restrict our access to financing in the future. We may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing may not be on as favorable terms as we could have obtained prior to the outbreak of the pandemic. These factors may limit our ability to make new investments and adversely impact our results of operations.

As of December 31, 2021, we had $618.0 million in cash and cash equivalents. During the year ended December 31, 2021, cash used in operating activities was $29,412.0 million, primarily as a result of funding portfolio investments of $32,980.6 million, the acquisition of Twin Peaks for $697.4 million (net of cash assumed), partially offset by proceeds from sale of investments of $3,665.0 million and an increase in payables for investments purchases of $878.7 million. Cash provided by financing activities was $30,029.9 million during the period, primarily as a result of new share issuances related $12,574.5 million of subscriptions and net borrowings of $17,789.9 million.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Equity

The following table summarizes transactions in common shares of beneficial interest during the year ended December 31, 2021 (dollars in thousands except share amounts):

	Shares	Amount
CLASS I
Subscriptions	341,024,028	$8,753,643
Share transfers between classes	799,544	20,647
Distributions reinvested	5,398,688	139,405
Share repurchases	(632,764)	(16,399)
Early repurchase deduction	—	249

Net increase (decrease)	346,589,496	$8,897,545

CLASS S
Subscriptions	131,072,273	$3,376,654
Share transfers between classes	(253,649)	(6,557)
Distributions reinvested	1,616,499	41,775
Share repurchases	(10,023)	(260)
Early repurchase deduction	—	77

Net increase (decrease)	132,425,100	$3,411,689

CLASS D
Subscriptions	17,218,211	$445,077
Share transfers between classes	(545,895)	(14,090)
Distributions reinvested	142,144	3,679
Share repurchases	—	—
Early repurchase deduction	—	8

Net increase (decrease)	16,814,460	$434,674

Total net increase (decrease)	495,829,056	$12,743,908

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes transactions in common shares of beneficial interest during the year ended December 31, 2020 (dollars in thousands except share amounts):

	Shares	Amount
CLASS I
Subscriptions	2,060	$52
Share transfers between classes	—	—
Distributions reinvested	—	—
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	2,060	$52

CLASS S
Subscriptions	—	$—
Share transfers between classes	—	—
Distributions reinvested	—	—
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	—	$—

CLASS D
Subscriptions	—	$—
Share transfers between classes	—	—
Distributions reinvested	—	—
Share repurchases	—	—
Early repurchase deduction	—	—

Net increase (decrease)	—	$—

Total net increase (decrease)	2,060	$52,000

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Distributions and Distribution Reinvestment

The following table summarizes our distributions declared and payable for the year ended December 31, 2021 (dollar amounts in thousands, unless otherwise noted):

			Class I
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 29, 2021	January 31, 2021	February 24, 2021	$0.1151	$3,431
February 24, 2021	February 28, 2021	March 29, 2021	0.1427	7,206
March 30, 2021	March 31, 2021	April 28, 2021	0.1458	10,483
April 23, 2021	April 30, 2021	May 26, 2021	0.1510	15,074
May 25, 2021	May 31, 2021	June 28, 2021	0.1563	19,336
June 29, 2021	June 30, 2021	July 28, 2021	0.1667	24,261
June 29, 2021	June 30, 2021	July 28, 2021	0.1233	17,944	(1)
July 21, 2021	July 31, 2021	August 27, 2021	0.1740	31,252
August 25, 2021	August 31, 2021	September 28, 2021	0.1740	36,103
September 27, 2021	September 30, 2021	October 27, 2021	0.1740	42,453
October 25, 2021	October 31, 2021	November 26, 2021	0.1740	46,729
November 23, 2021	November 30, 2021	December 29, 2021	0.1740	53,420
November 15, 2021	December 21, 2021	December 22, 2021	0.0700	24,295	(1)
December 21, 2021	December 31, 2021	January 28, 2022	0.1740	60,389

			$2.1149	$392,376

			Class S
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 29, 2021	January 31, 2021	February 24, 2021	$0.1008	$277
February 24, 2021	February 28, 2021	March 29, 2021	0.1250	827
March 30, 2021	March 31, 2021	April 28, 2021	0.1281	1,426
April 23, 2021	April 30, 2021	May 26, 2021	0.1329	2,994
May 25, 2021	May 31, 2021	June 28, 2021	0.1382	4,607
June 29, 2021	June 30, 2021	July 28, 2021	0.1484	6,391
June 29, 2021	June 30, 2021	July 28, 2021	0.1233	5,311	(1)
July 21, 2021	July 31, 2021	August 27, 2021	0.1557	8,187
August 25, 2021	August 31, 2021	September 28, 2021	0.1557	9,376
September 27, 2021	September 30, 2021	October 27, 2021	0.1557	11,742
October 25, 2021	October 31, 2021	November 26, 2021	0.1557	14,400
November 23, 2021	November 30, 2021	December 29, 2021	0.1556	17,166
November 15, 2021	December 21, 2021	December 22, 2021	0.0700	9,270	(1)
December 21, 2021	December 31, 2021	January 28, 2022	0.1556	20,607

			$1.9007	$112,581

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

			Class D(2)
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
May 25, 2021	May 31, 2021	June 28, 2021	$0.1510	$205
June 29, 2021	June 30, 2021	July 28, 2021	0.1613	487
June 29, 2021	June 30, 2021	July 28, 2021	0.1233	373	(1)
July 21, 2021	July 31, 2021	August 27, 2021	0.1686	749
August 25, 2021	August 31, 2021	September 28, 2021	0.1686	997
September 27, 2021	September 30, 2021	October 27, 2021	0.1686	1,309
October 25, 2021	October 31, 2021	November 26, 2021	0.1686	1,654
November 23, 2021	November 30, 2021	December 29, 2021	0.1686	2,279
November 15, 2021	December 21, 2021	December 22, 2021	0.0700	1,177	(1)
December 21, 2021	December 31, 2021	January 28, 2022	0.1686	2,835

			$1.5172	$12,065

(1)	Represents a special distribution.
(2)	Class D commenced operations on May 1, 2021.

For the year ended December 31, 2021, the percentage of total dividends paid that constituted interest-related dividends was 87.1%.

For the year ended December 31, 2021, the percentage of total dividends paid that constituted qualified short-term capital gain dividends was 5.1%. Qualified short-term capital gain dividends are exempt from U.S. withholding tax applicable to non-U.S. shareholders.

With respect to distributions, we have adopted an “opt out” distribution reinvestment plan for shareholders. As a result, in the event of a declared cash distribution or other distribution, each shareholder that has not “opted out” of the distribution reinvestment plan will have their dividends or distributions automatically reinvested in additional shares rather than receiving cash distributions. Shareholders who receive distributions in the form of shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following tables reflect the sources of cash distributions on a U.S. GAAP basis that we declared on our shares of common stock during the year ended December 31, 2021:

	Class I		Class S		Class D
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.0955	$385,660	$1.8813	$110,018	$1.4978	$11,740
Net realized gains	0.0194	6,716	0.0194	2,563	0.0194	325

Total	$2.1149	$392,376	$1.9007	$112,581	$1.5172	$12,065

Share Repurchase Program

At the discretion of the Board, the Company has commenced a share repurchase program in which the Company may repurchase, in each quarter, up to 5% of the NAV of the Company’s common shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. The Board may amend or suspend the share repurchase program at any time if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Company that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under the share repurchase plan, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders across all shares.

During the year ended December 31, 2021, approximately 642,787 shares were repurchased.

The following table further summarizes the share repurchases completed during the year ended December 31, 2021:

Repurchase deadline request	Percentage of Outstanding Shares the Company Offered to Repurchase(1)	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes)	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased(1)	Maximum number of shares that may yet be purchased under the repurchase plan(2)
May 28, 2021	5.00%	$25.81	June 30, 2021	$1,233	48,738	0.06%	—
August 31, 2021	5.00%	$25.90	September 30, 2021	$2,887	113,735	0.06%	—
November 30, 2021	5.00%	$25.93	December 31, 2021	$12,205	480,314	0.15%	—

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	All repurchase requests were satisfied in full.
(3)	Amounts shown net of Early Repurchase Deduction

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Borrowings

Our outstanding debt obligations were as follows (dollar amounts in thousands):

	December 31, 2021
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Bard Peak Funding Facility	$1,650,000	$879,000	$879,000	$771,000	$—
Castle Peak Funding Facility(3)	1,600,000	1,171,809	1,171,809	428,191	131,041
Maroon Peak Funding Facility	700,000	483,952	483,952	216,048	216,048
Summit Peak Funding Facility(4)	2,000,000	1,643,154	1,643,154	356,846	86,767
Denali Peak Funding Facility	675,000	668,400	668,400	6,600	6,600
Bushnell Peak Funding Facility	600,000	395,500	395,500	204,500	98,376
Granite Peak Funding Facility	250,000	248,000	248,000	2,000	2,000
Middle Peak Funding Facility	800,000	799,550	799,550	450	68
Bison Peak Funding Facility	1,500,000	1,320,800	1,320,800	179,200	69,364
Blanca Peak Funding Facility	1,000,000	892,800	892,800	107,200	107,200
Windom Peak Funding Facility(5)	1,000,000	989,759	989,759	10,241	6,471
Monarch Peak Funding Facility	1,000,000	567,400	567,400	432,600	68,250
Revolving Credit Facility(6)	3,250,000	1,144,422	1,144,422	2,105,578	2,105,578
2.56% Notes(7)	435,000	435,000	431,854	—	—
3.27% Notes(7)	365,000	365,000	361,805	—	—
1.750% Notes(7)	400,000	400,000	396,952	—	—
2.625% Notes(7)	1,250,000	1,250,000	1,227,844	—	—
Eurobonds (7)(8)	569,958	569,958	563,695	—	—
2.350% Notes(7)	500,000	500,000	496,054	—	—
3.250% Notes (7)	1,000,000	1,000,000	987,298	—	—
2021-1 BSL Deb (9)	663,000	663,000	661,910	—	—
2021-2 Debt(9)	505,800	505,800	504,124	—	—
MML 2021-1 Debt(9)	690,000	690,000	685,696	—	—
Short-Term Borrowings	718,156	718,156	718,156	—	—

Total	$23,121,914	$18,301,460	$18,239,934	$4,820,454	$2,897,763

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)

Under the Castle Peak Funding Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of December 31, 2021, the Company had borrowings denominated in Canadian Dollars (CAD) and British Pounds (GBP) of 60.0 million and 42.4 million, respectively.

(4)

Under the Summit Peak Funding Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of December 31, 2021, the Company had borrowings denominated in Canadian Dollars (CAD) of 60.0 million.

(5)

Under the Windom Peak Funding Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of December 31, 2021, the Company had borrowings denominated in British Pounds (GBP) of 43.6 million.

(6)

Under the Revolving Credit Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of December 31, 2021, the Company had borrowings denominated in Canadian Dollars (CAD) and British Pounds (GBP) of 46.8 million and 156.9 million, respectively.

(7)

The carrying value of the Company’s 2.56% Notes, 3.27% Notes, 1.750% Notes, 2.625% Notes, the Eurobonds, the 2.350% Notes, and the 3.250% Notes are presented net of unamortized debt issuance costs of $3.1 million, $3.2 million, $3.0 million, $22.2 million, $6.3 million, $3.9 million and $12.7 million, respectively, as of December 31, 2021.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

(8)	The 2026 Eurobonds are denominated in Euros and were converted from local currency (EUR) to U.S. Dollars at the time of the transaction.
(9)

The carrying value of the Company’s 2021-1 BSL Debt, 2021-2 Debt and MML 2021-1 Debt is presented net of unamortized debt issuance costs of $1.1 million, $1.7 million and $4.3 million as of December 31, 2021.

For additional information on our debt obligations see “Note 6. Borrowings” of our unaudited financial statements for the year ended December 31, 2021.

Twin Peaks Acquisition

Pursuant to a Securities Purchase Agreement, dated March 5, 2021 (the “Purchase Agreement”), by and among us, Twin Peaks Parent LLC, a Delaware limited liability company not affiliated with the Company (the “Seller”), BCRED Twin Peaks LLC (“Twin Peaks”), Teacher Retirement System of Texas, an investor in Seller, and the Adviser, we acquired Twin Peaks which includes a portfolio of assets from Seller consisting of loans to 41 borrowers (including delayed draw term loans), five equity investments, cash and other assets (collectively, the “Assets”) for an aggregate purchase price of $721.0 million. For additional information see “Note 10. Twin Peaks Acquisition” in our unaudited financial statements for the year ended December 31, 2021.

Related-Party Transactions

We entered into a number of business relationships with affiliated or related parties, including the following:

•	the Investment Advisory Agreement;

•	the Administration Agreement;

•	Intermediary Manager Agreement;

•	Expense Support and Conditional Reimbursement Agreement; and

•	Twin Peaks Acquisition

In addition to the aforementioned agreements, we, our Adviser and certain of our Adviser’s affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by our Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. See “3. Agreements and Related Party Transactions” in our unaudited financial statements for the year ended December 31, 2021.

Performance

The year-to-date (“YTD”) total return based on NAV for each of our share classes are as follows:

	Inception Date	YTD Return(1)
Class I	January 7, 2021	12.56%
Class S (no upfront placement fee)	January 7, 2021	11.64%
Class S (with upfront placement fee)	January 7, 2021	7.72%
Class D (no upfront placement fee)	May 1, 2021	7.43%
Class D (with upfront placement fee)	May 1, 2021	5.81%

(1)

YTD return is from January 7, 2021 for Class I and S and May 1, 2021 for Class D. Performance is through December 31, 2021 and assumes the maximum allowable placement fee (if applicable) and that distributions are reinvested pursuant to the Company’s distribution reinvestment plan. Amounts are not annualized.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Recent Developments

COVID-19 Update

There is an ongoing global outbreak of COVID-19, which has spread to over 200 countries and territories, including the United States, and has spread to every state in the United States. The global impact of the outbreak has been rapidly evolving, and as cases of COVID-19, including new variants, such as Omicron, have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions have created disruption in global supply chains, and adversely impacted many industries. The COVID-19 pandemic (including the restrictive measures taken in response thereto) has to date (i) created temporary business disruption issues for certain of our portfolio companies, and (ii) materially and adversely impacted the value and performance of certain of our portfolio companies in previous periods. More recently, robust economic activity in the U.S. has supported a continued recovery, which nevertheless may remain uneven with dispersion across sectors and regions.

Although vaccines have been widely distributed in the U.S., new restrictions and delays in the reopening of establishments and businesses have occurred in some parts of the country. We believe the economy is continuing to rebound in certain respects, but the uncertainty surrounding the COVID-19 pandemic, including uncertainty regarding new variants of COVID-19 that have emerged in, at least, the United Kingdom, South Africa, India and Brazil, and other factors have and may continue to contribute to significant volatility in the global markets. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations and ability to pay distributions.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ.

Investments and Fair Value Measurements

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. The Company utilizes mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. These market quotations are obtained from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers.

Where prices or inputs are not available or, in the judgment of the Board, not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Audit Committee and independent valuation firms engaged on the recommendation of the Adviser and at the direction of the Board. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

With respect to the quarterly valuation of investments, the Company’s Board undertake a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•

In addition, independent valuation firms engaged by the Board prepare quarter-end valuations of such investments except de minimis investments, as determined by the Adviser. The independent valuation firms provide a final range of values on such investments to the Board and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Adviser’s valuations are reasonable;

•	The Adviser’s Valuation Committee makes valuation recommendations to the Audit Committee;

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Valuation Committee, including the independent valuation firms’ valuations, and once approved, recommends them for approval by the Board; and

•

The Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser’s Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

When the Company determines its NAV as of the last day of a month that is not also the last day of a calendar quarter, the Company intends to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, pursuant to authority delegated by the Board, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with the Company’s valuation policy, pursuant to authority delegated by the Board. Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to the Company using a range of values from an independent valuation firm.

As part of the valuation process, the Board will take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board or its delegates will consider whether the pricing indicated by the external event corroborates its valuation.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation methodology used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

•

Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

•

Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include debt and equity investments in privately held entities, collateralized loan obligations and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs.

The Company’s accounting policy on the fair value of our investments is critical because the determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Company’s consolidated financial statements express the uncertainty with respect to the possible effect of these valuations, and any change in these valuations, on the consolidated financial statements. The SEC recently adopted new Rule 2a-5 under the 1940 Act. This establishes requirements for determining fair value in good faith for purposes of the 1940 Act. We will comply with the new rule’s valuation requirements on or before the SEC’s compliance date in 2022. See “Note 5. Fair Value Measurements” in our unaudited financial statements for the year ended December 31, 2021 for more information on the fair value of the Company’s investments.

Quantitative and Qualitative Disclosures About Market Risk.

Uncertainty with respect to the economic effects of the COVID-19 outbreak has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks, including those listed below. We are subject to financial market risks, including valuation risk and interest rate risk.

Valuation Risk

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and we value these investments at fair value as determined in good faith by the Board, based on, among other things, the input of the

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Adviser, our Audit Committee and independent third-party valuation firms engaged at the direction of the Board, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Interest Rate Risk

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We intend to fund portions of our investments with borrowings, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of December 31, 2021, 99.6% of our debt investments at fair value were at floating rates. Based on our Consolidated Statements of Assets and Liabilities as of December 31, 2021, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates (considering base rate floors and ceilings for floating rate instruments assuming no changes in our investment and borrowing structure) (dollar amounts in thousands):

	Interest Income	Interest Expense	Net Income
Up 300 basis points	$758,928	$(413,445)	$345,483
Up 200 basis points	452,767	(275,630)	177,137
Up 100 basis points	146,747	(137,815)	8,932
Down 100 basis points	(4,609)	28,821	24,212
Down 200 basis points	(4,609)	28,821	24,212

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

THE COMPANY

Our Company

Blackstone Private Credit Fund is a Delaware statutory trust formed on February 11, 2020. The Company was formed primarily to originate loans and other securities, including broadly syndicated loans, of U.S. private companies. The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company is externally managed by Blackstone Credit BDC Advisers LLC (the “Adviser”). The Adviser is an affiliate of Blackstone Alternative Credit Advisers LP (the “Administrator” and, collectively with its affiliates in the credit-focused business of Blackstone Inc., “Blackstone Credit”,” which, for the avoidance of doubt, excludes Harvest Fund Advisers LLC and Blackstone Insurance Solutions), the credit-focused business of Blackstone Inc. (“Blackstone”). The Company has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We will seek to meet our investment objectives by:

•

utilizing the experience and expertise of the management team of the Adviser, along with the broader resources of Blackstone Credit and Blackstone, in sourcing, evaluating and structuring transactions, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest;

•

employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where the Adviser believes necessary, one or more financial maintenance covenants;

•

focusing on loans and securities of U.S. private companies, and to a lesser extent European and other non-U.S. companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns;

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio; and

•	utilizing the power and scale of Blackstone and the Blackstone Credit platform to offer operational expertise to portfolio companies through the Blackstone Credit Advantage program.

Our investment strategy is expected to capitalize on Blackstone Credit’s scale and reputation in the market as an attractive financing partner to acquire our target investments at attractive pricing. We also expect to benefit from Blackstone’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with private equity firms that require financing for their transactions.

Under normal circumstances, the Company will invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). Once the Company has invested a substantial amount of proceeds from its offering, under normal circumstances the Company expects that the majority of its portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through (i) first lien senior secured and unitranche loans and (ii) second lien, unsecured, subordinated or mezzanine loans and structured credit, as well as broadly syndicated loans (for which the Company may serve as an anchor investor), club deals (generally investments made by a small group of investment firms) and other debt and equity securities (the investments described in this sentence, collectively, “Private Credit”). To a lesser extent, the Company will also invest in publicly traded securities of large corporate issuers (“Opportunistic Credit”). The Company expects that the Opportunistic Credit investments

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

will generally be liquid, and may be used for the purposes of maintaining liquidity for the Company’s share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

Most of our investments will be in U.S. private companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in U.S. private companies), we also expect to invest to some extent in European and other non-U.S. companies, but we do not expect to invest in emerging markets. We may invest in companies of any size or capitalization. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds. From time to time, we may co-invest with other Blackstone Credit funds.

As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans, unitranche loans and senior secured bonds in which we will invest generally have stated terms of five to eight years, and the mezzanine, unsecured or subordinated debt investments that we may make will generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and five years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will be unrated. Our debt investments may also be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than “BBB-” by S&P Global Ratings Services). We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in collateralized loan obligations (“CLOs”) and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.

We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to the Company’s business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.

To seek to enhance our returns, we use and continue to expect to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the 1940 Act; which currently allows us to borrow up to a 2:1 debt to equity ratio. We use and continue to expect to use leverage in the form of borrowings, including loans from certain financial institutions and may also issue debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Company.

We are currently offering on a continuous basis up to $12.5 billion of common shares of beneficial interest pursuant to an offering registered with the Securities and Exchange Commission. The Company expects to offer

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

to sell any combination of three classes of common shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The per share purchase price for common shares in the primary offering was $25.00 per share. Thereafter, the purchase price per share for each class of common shares will equal the net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. Blackstone Securities Partners L.P. (the “Intermediary Manager”) will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in the offering.

The Company will accept purchase orders and hold investors’ funds in an interest-bearing escrow account until the Company receives purchase orders for at least $100.0 million, excluding shares purchased by the Adviser, its affiliates and trustees and officers, in any combination of purchases of Class S shares, Class D shares and Class I shares, and the Company’s Board has authorized the release of funds in the escrow account.

As of January 7, 2021, the Company had satisfied the minimum offering requirement, and the Company’s Board had authorized the release of proceeds from escrow. As of such date, the Company issued and sold 32,560,141 shares (consisting of 2,750,840 Class S shares, and 29,809,301 Class I shares; no Class D shares were issued or sold as of such date), and the escrow agent released net proceeds of approximately $814.0 million to the Company as payment for such shares.

COVID-19 Update

Equity, debt, lending and other financial markets have experienced significant volatility recently related to COVID-19 pandemic (and related variants) and its effects. Although many markets have experienced varying degrees of recovery since the initial outbreak of COVID-19, the future impact of the pandemic on financial markets and the Company and its investments is still uncertain. See “Risk Factors” for additional risks around COVID-19 and its impact on the Company.

Our Investment Adviser

Our investment activities are managed by our Adviser, a subsidiary of Blackstone Alternative Credit Advisers LP, the primary investment manager for Blackstone Credit. The principal executive offices of our Adviser are located at 345 Park Avenue, 31st Floor New York, NY, 10154. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

In conducting our investment activities, we believe that we benefit from the significant scale and resources of Blackstone Credit, including our Adviser and its affiliates, subject to the policies and procedures of Blackstone regarding the management of conflicts of interest. In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities through direct origination channels as well as through syndicate and club deals. With respect to Blackstone Credit’s origination channel, the global presence of Blackstone Credit generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. The investment professionals employed by Blackstone Credit have spent their careers developing the resources necessary to invest in private companies. Before undertaking an investment, the Adviser’s transaction team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Our Administrator

Blackstone Alternative Credit Advisers LP, a Delaware limited partnership, serves as our Administrator. The principal executive offices of our Administrator are located at 345 Park Avenue, New York, New York 10154. We reimburse the Administrator for its costs, expenses and allocable overhead (including compensation of personnel performing administrative duties) in connection with administrative services performed for us. See “—Administration Agreement.”

Blackstone Credit

Blackstone Credit is part of the credit-focused platform of Blackstone, which is the preeminent alternative asset manager in the world with preeminent investment businesses across asset classes.7 Blackstone’s platform provides significant competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.

Blackstone’s four business segments are real estate, private equity, hedge fund solutions and credit and insurance. Through its different investment businesses, as of December 31, 2021, Blackstone had total assets under management of approximately $881 billion. As of December 31, 2021, Blackstone Credit’s asset management operation had aggregate assets under management of approximately $243 billion across multiple strategies within the leveraged finance marketplace, including loans, high yield bonds, distressed and mezzanine debt and private equity, including hedge funds, and $258 billion with the inclusion of Harvest and BIS. Blackstone Credit, through its affiliates, employed over 433 people headquartered in New York, with offices in London, Dublin, Houston, Baltimore, San Francisco, Toronto, Frankfurt, Madrid, Milan, Paris, Sydney, Hong Kong, Tokyo and Singapore as of January 1, 2022. Blackstone Credit’s 125-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 24-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities, respectively, for the Company. Blackstone Credit (collectively, the “Investment Team”) believes that the depth and breadth of its team provides it with a significant benefit in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.

Attractive Opportunities in Senior Secured Loans

We believe that opportunities in senior secured loans are significant because of the strong defensive characteristics of this asset class. While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer’s security holders (i.e. senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer’s assets, which may be collateralized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e. most types of unsecured bondholders, and other security holders) and preserving collateral to protect against credit deterioration.

Opportunity in U.S. Private Companies

In addition to investing in senior secured loans generally, we believe that the market for lending to private companies, which includes middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Secular Tailwinds in the Private Market, Including Private Credit. One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets (i.e., social or economic trends positively

[7]	Source: Preqin, May 2021. Based on net income before tax provisions as of December 31, 2020.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

impacting private markets), including growing demand for private credit, which has created attractive opportunities for private capital providers like Blackstone Credit. As of December 31, 2021, private equity funds with strategies focused on leveraged buyouts in North America had approximately $530.4 billion of “dry powder” (i.e., uncalled capital commitments), which should similarly drive demand for private capital providers like Blackstone Credit.8 This shift is partially due to traditional banks continuing to face regulatory limitations and retreating from the space, creating additional opportunities for private credit to take advantage of. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. The Company believes some of these benefits include faster execution and greater certainty, ability to partner with sophisticated lenders, more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit benefits from increasing flow of larger scale deals that have become increasingly available to direct lending universe over traditional banks and other financing institutions.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies.

Limited Investment Competition. Despite the size of the overall corporate credit market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to companies. As tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans has declined from 33.1% in 1995 to 8.1% as of December 31, 2021. In addition, due to bank consolidation, the number of banks has also rapidly declined, furthering the lack of supply in financing to private companies. As of July 2020, there were approximately 4,375 banks in the U.S., which was only one-third of the number of banks in 1984, according to Federal Reserve Economic Data.

We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender’s time and resources compared to lending to public companies, due in part to the size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked.

Growing Opportunities in Europe. We believe the market for European direct lending provides attractive opportunities. In recent years, we have continued to see a growing number of corporate carve-outs and divestitures driven by pressure on European public companies from activists, streamlining of operations, and sustained pressure from European competition authorities. This creates a source of deal flow that we believe Blackstone Credit is uniquely placed to execute. We further believe that the strong fundraising environment globally for private equity over the past few years will also continue to drive deal flow for European originated transactions. We anticipate that many of our opportunities to provide originated loans or other financing will be in connection with leveraged buy-outs by private equity firms. Private equity dry powder (uncalled capital commitments) currently stands at over $1 trillion, which means that these private equity firms have a large amount of capital available to conduct transactions, which we believe will create debt financing opportunities for us. Although we believe the alternative credit market in Europe is still somewhat less developed compared to its U.S. counterpart, acceptance of private capital in Europe has grown substantially in recent years. Across the U.S. and Europe, we believe Blackstone Credit has the ability to take advantage of a dislocation in capital markets as a result of volatility by providing financing solutions, including anchoring loan syndications, originating loans where traditional banks are unwilling or unable to do so, or buying investments in the secondary market, all of

[8]	Source: Preqin, December 2021. Represents dry powder (i.e., uncalled capital commitments) for private equity buyouts in North America.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

which we may be able to do on more attractive terms in times of market disruption than would otherwise be available. This deployment of capital through a market dislocation strategy remains firmly within Blackstone Credit’s investment philosophy—focusing on performing companies where Blackstone Credit has enhanced access and a due diligence advantage.

Blackstone Credit Strengths

Blackstone Credit is one of the largest private credit investment platforms globally and a key player in the direct lending space. Blackstone Credit has experience scaling funds across its platform that invest throughout all parts of the capital structure. Blackstone Credit strives to focus on transactions where it can differentiate itself from other providers of capital, targeting larger transactions and those where Blackstone Credit can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit has the scale and platform to effectively manage a U.S. private credit investment strategy, offering investors the following potential strengths:

Ability to Provide Scale, Differentiated Capital Solutions. We believe that the breadth and scale of Blackstone Credit’s approximately $243 billion platform, as of December 31, 2021, and affiliation with Blackstone are distinct strengths when sourcing proprietary investment opportunities and provide Blackstone Credit with a differentiated capability to invest in large, complex opportunities. Blackstone Credit is invested in over 2,050 corporate issuers across its portfolios globally and has focused primarily on the non-investment grade corporate credit market since its inception in 2005.9 Blackstone Credit expects that in the current environment, in which committed capital from banks remains scarce (as tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans has declined from 33.1% in 1995 to 8.1% as of December 31, 2021), the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit to command more favorable terms for its investments. Blackstone Credit seeks to generate investment opportunities through its direct origination channels and through syndicate and club deals (generally, investments made by a small group of investment firms). With respect to Blackstone Credit’s origination channel, we seek to leverage the global presence of Blackstone Credit to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. We believe that the broad network of Blackstone Credit provides a significant pipeline of investment opportunities for us. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities.

Established Origination Platform with Strong Credit Expertise. As of January 1, 2022, Blackstone Credit had 433 employees globally, including 209 investment professionals. Blackstone Credit’s 125-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 24-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities, respectively, for BCRED. Blackstone Credit’s senior managing directors on the investment team have on average ~23 years of industry experience. Since inception, Blackstone Credit has originated $115 billion in private credit transactions and during 2021 Blackstone Credit originated approximately $54 billion in private credit transactions.10 We believe that Blackstone Credit’s strong reputation and longstanding relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and

[9]

As of December 31, 2021. Issuers across portfolios include all corporate issues covered by both the Liquid Credit Strategies and Private Credit research teams across Private Credit Funds and Liquid Credit Funds, including, but not limited to, broadly syndicated assets, middle market assets, high yield bonds, investment grade assets, and mezzanine transactions.

[10]

As of December 31, 2021. Includes Blackstone Credit funds that are primarily invested in privately originated investments, including Blackstone Capital Opportunities Funds, Blackstone Capital Solutions Funds, Blackstone European and U.S. Direct Lending Funds, Blackstone Energy Select Opportunities Fund, and Blackstone Credit Alpha Funds.

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intermediaries position Blackstone Credit as a partner and counterparty of choice and provides us with attractive sourcing capabilities. In Blackstone Credit’s experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities. With Blackstone’s scale and experienced platform, and the Company’s high-quality portfolio and floating-rate focus, we think BCRED is enviably well-positioned to help investors adapt to today’s challenging inflationary and interest-rate environment.

Blackstone Credit believes that having one team responsible for alternatives private origination allows us to leverage the strengths and experiences of investment professionals to deliver the preeminent financing solutions to our companies. The team has operated through multiple industry cycles, with deep credit expertise, providing them valuable experience and a long-term view of the market. The team is also focused on making investments in what are characterized as “good neighborhoods”, which are industries experiencing favorable tailwinds, such as life sciences, software & technology, and renewable energy. In addition, the team is able to leverage the expertise of other parts of Blackstone’s business that specialize in these fields.

Additionally, over the last several years, Blackstone Credit has also expanded its U.S. origination and sponsor coverage footprint with regional offices opened in select markets. Blackstone Credit has investment professionals across the U.S. and Europe and has developed a reputation for being a valued partner, with the ability to provide speed, creativity, and assurance of transaction execution. We believe that establishing this regional presence in the U.S. may help us more effectively source investment opportunities from private equity buyout sponsors as well as direction from companies, while potentially strengthening the Blackstone Credit brand.

Value-Added Capital Provider and Partner Leveraging the Blackstone Credit Advantage Program. Blackstone Credit has established a reputation for providing creative, value-added solutions to address a company’s financing requirements and believes our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit has access to the significant resources of the Blackstone platform, including the Blackstone Advantage Program (“Blackstone Advantage”), which refers to the active management of the Blackstone portfolio company network, including cross-selling efforts across all of Blackstone, and aims to ensure practice sharing, operational, and commercial synergies among portfolio companies, effective deployment of Blackstone resources, and communication of the program with businesses and partners, and the Blackstone Credit Advantage Program (“Blackstone Credit Advantage”), which is a global platform that provides access to a range of cost saving, revenue generating and best practice sharing opportunities. Specifically, Blackstone Credit Advantage provides (i) partnership and best practices for portfolio companies by offering invaluable access to industry and function experts both within the Blackstone organization (including the Blackstone Portfolio Operations team) and the network among portfolio companies; (ii) cross selling opportunities across Blackstone and Blackstone Credit portfolio companies; (iii) industry knowledge via leadership summits and roundtables; and (iv) quarterly reports sharing meaningful insights from CEOs on business and economic trends. Finally, one of the most important benefits of the program is Blackstone’s GPO, which is a collective purchasing platform that leverages the scale and buying power of the $5 billion of average annual spending of Blackstone’s portfolio companies with strategic partners and vendors measured over the past 10 years. Blackstone and Blackstone Credit portfolio companies have generated significant cost savings through their use of the GPO, up to 40%, often from existing suppliers, on maintenance, repair, operations, back office, information technology, hardware, software, telecommunications, business insurance and human resources, among others. The benefits of working with Blackstone’s GPO can include improved pricing and terms, differentiated service, and ongoing service that drops straight to the bottom line. As of December 31, 2021, Blackstone Advantage has grown revenue by over $300 million for Blackstone portfolio companies and Blackstone Credit Advantage has reduced annual costs by $183 million. The dedicated Blackstone Credit operational program provides support to portfolio companies and has created over $2.0 billion in value.11

[11]

Value creation represents $183 million of annual savings as of December 31, 2021, representing estimated savings utilizing the Blackstone Credit Advantage program at the time cost is benchmarked with portfolio companies. Savings improved portfolio company EBITDA and created value assuming a 11x average EBITDA multiple.

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Blackstone Advantage has 71 internal Blackstone resources available to our portfolio companies as of December 31, 2021.

Flexible Investment Approach. Blackstone Credit believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Company to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit’s creativity and flexibility with regard to deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are typically more restrictive. Over time, Blackstone Credit has demonstrated the ability to negotiate more favorable terms for its investments by providing creative structures that add value for an issuer. Blackstone Credit will continue to seek to use this flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.

Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.

Disciplined Investment Process and Income-Oriented Investment Philosophy. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. We believe Blackstone Credit has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit’s investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. Additionally, Blackstone Credit’s senior investment professionals have dedicated their careers to the leveraged finance and private equity sectors and we believe that their experience in due diligence, credit analysis and ongoing management of investments is invaluable to the success of the U.S. direct lending investment strategy. Blackstone Credit generally targets businesses with leading market share positions, sustainable barriers to entry, high free cash flow generation, strong asset values, liquidity to withstand market cycles, favorable underlying industry trends, strong internal controls and high-quality management teams.

Strong Investment Track Record. Blackstone Credit’s track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit. Since 2005 through December 31, 2021, Blackstone Credit has invested approximately $115 billion in capital in privately originated transactions. Specifically within the U.S. Direct Lending Strategy, Blackstone Credit has invested approximately $64 billion in privately originated or privately negotiated first lien / unitranche transactions. Corresponding to this U.S. Direct Lending track record, Blackstone Credit has an annualized default rate of 0.43% and an

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Pursuant to 17 C.F.R. Section 200.83

annualized loss rate of 0.15% compared to the Credit Suisse Leverage Loan Index’s default and loss rate of 1.74% and 0.76%, respectively, over the same time period.12

Efficient Cost Structure. We believe that we have an efficient cost structure, as compared to other non-traded BDCs, with low management fees, expenses, and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other non-traded BDCs.

Scale. Scale allows for more resources to source, diligence and monitor investments, and enables us to move up market where there is often less competition.

The Board of Trustees

Overall responsibility for the Company’s oversight rests with the Board. We have entered into the Investment Advisory Agreement with the Adviser, pursuant to which the Adviser will manage the Company on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the 1940 Act, the Company’s bylaws and applicable provisions of state and other laws. The Adviser will keep the Board well informed as to the Adviser’s activities on our behalf and our investment operations and provide the Board information with additional information as the Board may, from time to time, request. The Board is currently composed of six members, four of whom are Trustees who are not “interested persons” of the Company or the Adviser as defined in the 1940 Act.

Investment Selection

When identifying prospective investment opportunities, the Adviser currently intends to rely on fundamental credit analysis in order to minimize the loss of the Company’s capital. The Adviser expects to invest in companies generally possessing the following attributes, which it believes will help achieve our investment objectives:

Leading, Defensible Market Positions. The Adviser intends to invest in companies that it believes have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Adviser will seek companies that it believes possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

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Represents default rate and loss of principal resulting from default for all transactions in the U.S. Direct Lending track record from December 2006 to December 2021. These numbers include the FS BDCs as described and defined below through March 31, 2018. Blackstone Credit default rate is calculated based on defaults in each calendar year period (“YTD”), while Credit Suisse default rate is calculated based on defaults in the last twelve months (“LTM”) due to availability of data. Therefore, Blackstone Credit and Credit Suisse will cover different periods except when Blackstone Credit presents a full calendar year. Credit Suisse’s default and loss rates are intended to be representative of the broader leveraged loan market which is different from Blackstone Credit’s portfolio as follows. First, the composition, volatility and risk profile of the Credit Suisse Leverage Loan Index presented is likely to be materially different from that of the Fund. Second, the Credit Suisse Leverage Loan Index employs different investment guidelines and criteria than the Fund and does not employ leverage. Loss of principal resulting from default calculation includes investments in BDCs that were sub-advised by Blackstone Credit (the “FS BDCs”) on a non-discretionary basis until April 9, 2018. Investments sourced by Blackstone Credit for the FS BDCs did, in certain cases, experience defaults and losses after Blackstone Credit was no longer sub-adviser and such defaults and losses are not included in the rates provided. Past performance is not necessarily indicative of future results, and there can be no assurance that Blackstone Credit will achieve comparable results or that any entity or account managed or advised by Blackstone Credit will be able to implement its investment strategy or achieve its investment objectives.

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Proven Management Teams. The Adviser focuses on investments in which the target company has an experienced and high-quality management team with an established track record of success. The Adviser typically requires companies to have in place proper incentives to align management’s goals with the Company’s goals.

Private Equity Sponsorship. Often the Adviser seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. The Adviser believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

Diversification. The Adviser seeks to invest broadly among companies and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company’s portfolio.

Viable Exit Strategy. In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on our investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt instruments in which we will invest have stated maturities of five to eight years, we expect the majority to be redeemed or sold prior to maturity. These instruments often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Blackstone Credit, including the public market traders and research analysts, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Investment Process Overview

Our investment activities are managed by our Adviser. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

The investment professionals employed by Blackstone Credit have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Sourcing and Origination

In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities primarily through direct origination channels, and also through syndicate and club deals. With respect to Blackstone Credit’s origination channel, the global presence of Blackstone Credit generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. We believe that Blackstone Credit’s strong reputation and longstanding relationships with

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its broad network will help drive substantial proprietary deal flow and provide a significant pipeline of investment opportunities for us.

Evaluation

Initial Review. The Investment Team examines information furnished by the target company and external sources, including banks, advisors and rating agencies, if applicable, to determine whether the investment meets our basic investment criteria within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. In the case of directly originated transactions, Blackstone Credit conducts detailed due diligence investigations. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated Blackstone Credit research analyst, the results of which are available for the transaction team to review.

Credit Analysis/Due Diligence. Before undertaking an investment, the Investment Team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy for originated investments, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;

•	a detailed analysis of industry and customer dynamics, competitive position, regulatory, tax, legal and environmental, social and governance matters;

•	on-site visits and customer and supplier reference calls, if deemed necessary;

•	background checks to further evaluate management and other key personnel;

•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•	a review of management’s experience and track record.

Third parties are often involved in the Adviser’s due diligence process, whether they are hired by the Adviser or by the lead sponsor in a transaction. Utilizing consultants to help evaluate a business and test an investment thesis is typically very beneficial. When possible, the Adviser seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

The foregoing initial assessment is then followed by extensive credit analysis, including asset valuation, financial analysis, cash flow analysis and scenario analysis, legal and accounting review, and comparable credit and equity analyses. A thorough assessment of structure and leverage of a transaction and how the particular investment fits into the overall investment strategy of the portfolio is conducted. Blackstone Credit’s typical diligence process for an originated investment opportunity spans two to six months, from the initial screen through final approval and funding. Depending on the deal, each investment team typically consists of three to four investment professionals, consisting of a portfolio manager, managing director, principal or vice president and associate and/or analyst.

Blackstone Credit’s due diligence emphasizes the following key criteria to facilitate decisions by the Investment Committee (described below) on an investment:

•

Valuation: What is the intrinsic value of the business? How has the business historically generated returns on capital? Will these returns continue in the future? What growth opportunities does the business have, if any? And, most importantly, is the investment being purchased at a deep discount to long-term intrinsic value?

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•	Return Hurdles: Is the investment expected to generate a rate of return that meets the Company’s objectives?

•	Risk of Principal Loss & Risk/Reward: What is the expected recovery in a severe downside case? Does the expected upside appropriately compensate for risk of loss?

•

Company Analysis: Does the business have a reason to exist? Does it provide needed products and services? Does it have strong business characteristics such as high relative market share and a defensible niche?

•

Industry Analysis: What is the expected time and depth of cyclical downturn? Is the distress related to cyclical or secular issues? Is there a favorable industry structure with respect to customers, suppliers and regulation?

•	Due Diligence: Do we have sufficient information to make an informed investment decision?

•	Catalyst: What steps are required to complete a reorganization, eliminate financial distress, gain control and implement improved business strategies?

•	Exit Plan: Do we expect refinancings, a sale of the company, or other exit opportunities?

Investment Committee Process. The Investment Committee review process is multi-step and iterative, and occurs in parallel with the diligence and structuring of investments. The initial investment screening process involves an Investment Committee heads-up (the “Heads-Up”) review presentation by the portfolio manager and members of the investment team. The Heads-Up review involves the production of a short memo with a focus on the following diligence items: an early diligence review of the underlying business fundamentals; expected return potential; expected investment size; assessment of key risks; and an appropriate initial diligence plan. At this point in the decision-making process, the Investment Committee will decide whether or not the Investment Team should proceed with deeper diligence on the investment opportunity.

Once in-depth diligence has begun, the investment team presents updates at the weekly Investment Committee meetings. The senior team reviews all activity for the prior week, with a focus on detailed updates of ongoing situations and in-depth review of all new investment opportunities. The type of diligence materials reviewed at these meetings for each company may include, but are not limited to:

•	Detailed historical financial performance

•	Financial models with detailed revenue drivers

○	This includes the construction of a base case, a downside case and specifically tailored cases. This process includes probability-weighted analysis and a range of outcomes analysis.

•	Quarterly liquidity analyses

•	Industry analysis incorporating internal and external work from research analysts and industry consultants

•	Competitive position and market share analysis

•	Customer analysis, including revenue, profitability and concentration risk

•	Pricing and volume analyses

•	Detailed fixed vs. variable cost analysis, and line item analysis of cost of goods sold as well as selling, general and administrative expenses

•	Public and private credit and equity comparable analysis

•	Accounting quality of earnings analysis

•	Legal due diligence

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The ultimate results and findings of the investment analysis are compiled in comprehensive investment memoranda that are used as the basis to support the investment thesis and are utilized by the Investment Committee for final investment review and approval. Each investment requires the consent of the Investment Committee, which may emphasize the following key criteria (among others) in making a decision:

•	Company Analysis: Does the company meet the investment criteria defined by the “Blackstone Credit Scorecard”?:

○	Leading market share position

○	Sustainable barriers to entry that drive pricing power

○	High-quality management team

○	Stable financials: strong free cash flow generation, high earnings before interest and tax margins

○	Conservative capital structure with underlying equity value

○	Liquidity to withstand market cycles

•	Industry Analysis: Is there a favorable industry structure with respect to customers, suppliers and regulation?

•

Due Diligence: Have we fully diligenced each of the investment criteria specified by the Blackstone Credit Scorecard? Have we completely vetted each of the risk factors identified throughout the diligence and Investment Committee process?

•

Valuation: What is the intrinsic value of the business? How has the business historically generated returns on capital? Will these returns continue in the future? What growth opportunities does the business have, if any? Is there substantial equity value to support the capital structure?

•	Risk of Principal Loss & Risk/Reward: What is the expected recovery in a severe downside case? Does the expected upside appropriately compensate for risk of loss?

•	Return Hurdles: Is the investment expected to generate a rate of return that meets the Company’s objectives?

•	Exit Plan: Do we expect refinancings, a sale of the company, or other exit opportunities?

The Investment Committee utilizes a consensus-driven approach and currently consists of the following senior investment professionals: Dwight Scott, Brad Marshall, Steve Kuppenheimer, Rob Zable, Michael Zawadzki, Dan Smith, Rob Horn, Rob Petrini, Louis Salvatore and Paulo Eapen. Others who participate in the Investment Committee process include the members of the Investment Team responsible for sourcing, analyzing and conducting due diligence on the investment and other senior members of Blackstone Credit. For certain investments, generally smaller investments where the Company is participating alongside other lenders in a “club” deal, providing an anchor order or purchasing broadly syndicated loans, the Investment Committee has delegated the authority to make an investment decision to a sub-committee of the full Investment Committee. For broadly syndicated loan investments made by the Company alongside funds within Blackstone Credit’s Liquid Credit Strategies, the portfolio managers of the Company may conduct a joint investment committee with the Liquid Credit Strategies business that follows the investment committee process for the Liquid Credit Strategies business in lieu of the Investment Committee process described above. There are no representatives from other business groups of Blackstone involved in the Company’s Investment Committee process.

Monitoring

Portfolio Monitoring. Active management of our investments is performed by the team responsible for making the initial investment. The Adviser believes that actively managing an investment allows the Investment Team to identify problems early and work with companies to develop constructive solutions when necessary. The

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Adviser will monitor our portfolio with a focus toward anticipating negative credit events. In seeking to maintain portfolio company performance and help to ensure a successful exit, the Adviser will work closely with, as applicable, the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, Blackstone Credit will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from portfolio companies. Blackstone Credit will use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research and other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

Watch List. Typically for its portfolio companies, Blackstone Credit establishes at closing a number of reporting and management tools. These tools include regular reporting on portfolio composition and reporting, calls with CEOs and detailed reports and calls with senior management on a regular basis, and quarterly in-person board meetings and board presentations. All reports and presentations are designed with Blackstone Credit input based on its past experience with private investments. These tools allow Blackstone Credit to identify problems quickly and work to fix them before they impair an investment. In addition, Blackstone Credit maintains a “watch list” for each business under-performing its expectations. Blackstone Credit seeks to approach each situation with the view that working closely with senior management and the shareholders of the company on strategies to remedy problems will ultimately maximize value realization. When, in order to maximize our recovery, Blackstone Credit is forced to take positions inconsistent with the company’s shareholders, Blackstone Credit expects to act quickly to enforce its rights.

Blackstone Credit strives to position itself to be able to identify and manage the process surrounding a troubled portfolio company. When companies under-perform, Blackstone Credit generally increases its involvement in the business and works closely with senior management to develop plans to help get performance on track. Blackstone Credit will request more information and will enhance our information quality so that we are aware of any developments. Blackstone Credit’s Investment Committee process is designed to identify red flags of a potential opportunity early and to leverage the collective knowledge of its prior experiences. Blackstone Credit believes that vetting all investments through its Investment Committee, which has deep expertise across industries, differentiates Blackstone Credit and can help it avoid mistakes. Additionally, Blackstone Credit may provide guidance on key management hires or supplement the portfolio company’s board with relevant industry people that Blackstone Credit has worked with previously to engage more deeply in the operations of a portfolio company. Additionally, the GPO team can be leveraged to help reduce costs and augment key leadership positions.

Default/Workout. An important element of Blackstone Credit’s strategy for originated investments is to attempt to structure investments in a manner such that Blackstone Credit will control negotiations should an issuer violate covenants or need to restructure its balance sheet. Blackstone Credit believes that this is typically achieved by ensuring that an investment is at or above the “fulcrum” security, if a restructuring were to occur. A fulcrum security is the security in a company’s capital structure that, if the company were to be liquidated, would be partially repaid. Generally, securities more senior than the fulcrum security would typically be fully repaid in such a liquidation and securities more junior than the fulcrum security would typically receive no recovery in a liquidation. If an investment should default, Blackstone Credit believes it has ample resources necessary to take a company through a restructuring, as many of its investment professionals have restructuring backgrounds.

The Blackstone Credit deal team, along with other creditors and outside counsel, will be responsible for monitoring any defaulting portfolio companies and driving the restructuring processes thereafter. The same Investment Team members who originate an investment remain actively involved, from sourcing through

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diligence, execution and ongoing management all the way to exit. In the case that an investment requires a heavy workout that results in a board seat and more operational involvement, Blackstone Credit may dedicate or add a senior investment professional to solely focus on the workout situation. This individual will get involved and run the full workout process to allow the other deal team members to focus on new origination and other portfolio companies. Any investment undergoing a workout will also be discussed with portfolio management and the Investment Committee on a regular basis.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. With respect to investments for which market quotations are not readily available, a valuation committee appointed by the Board of Trustees will assist the Board of Trustees in determining the fair value of such investments in good faith, based on procedures adopted by and subject to the supervision of the Board of Trustees.

We will also determine our NAV as of the last day of a month that is not also the last day of a calendar quarter and we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). Investments for which market quotations are readily available are recorded at such market quotations.

Managerial Assistance. As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies except where the Company purchases securities of an issuer in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance, including through the Blackstone Credit Advantage program. The Adviser and the Administrator will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than the Adviser, will retain any fees paid for such assistance.

Exit

In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we will invest have stated maturities of five to eight years, based on Blackstone Credit’s past experience, we believe most of these securities will be redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the loan and capital markets have deteriorated.

The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the Adviser’s ability to utilize the entire resources of Blackstone Credit, including the public market traders and research analysts, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Investments

As of December 31, 2021, the fair value of our investments was approximately $30,795.7 million in 454 portfolio companies.

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The composition of our investment portfolio at cost and fair value is as follows (dollar amounts in thousands):

	December 31, 2021
	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$28,076,107	$28,143,451	91.39%
Second lien debt	1,799,656	1,813,872	5.89
Unsecured debt	6,061	5,842	0.02
Structured finance investments	287,275	286,610	0.93
Equity investments (1)	528,924	545,918	1.77

Total	$30,698,023	$30,795,693	100.00%

(1)

Includes equity investment in Specialty Lending Company LLC (“SLC”). See Item 8.—Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements—Note 3 “Fees, Expenses, Agreements and Related Party Transactions for more information regarding SLC.

The industry composition of our investments at fair value is as follows:

December 31, 2021
Aerospace & Defense	1.14%
Air Freight & Logistics	2.94
Airlines	0.10
Auto Components	0.28
Beverages	0.10
Building Products	2.89
Capital Markets	0.52
Chemicals	0.63
Commercial Services & Supplies	5.50
Construction Materials	0.08
Construction & Engineering	1.08
Containers & Packaging	0.78
Distributors	0.99
Diversified Consumer Services	4.36
Diversified Financial Services (1)	3.33
Diversified Telecommunication Services	0.65
Electrical Equipment	2.45
Electronic Equipment, Instruments & Components	0.32
Electric Utilities	0.16
Energy Equipment & Services	0.14
Entertainment	0.09
Food Products	0.12
Health Care Equipment & Supplies	1.77
Health Care Providers & Services	11.34
Health Care Technology	1.58
Hotels, Restaurants & Leisure	0.54
Household Durables	0.30
Industrial Conglomerates	0.54
Insurance	4.40
Interactive Media & Services	0.24
Internet & Direct Marketing Retail	2.52

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December 31, 2021
IT Services	5.74
Leisure Products	0.35
Life Sciences Tools & Services	0.93
Machinery	0.34
Marine	0.72
Media	0.35
Metals & Mining	0.16
Oil, Gas & Consumable Fuels	0.18
Paper & Forest Products	0.37
Pharmaceuticals	0.25
Professional Services	14.27
Real Estate Management & Development	0.76
Road & Rail	0.25
Software	18.61
Specialty Retail	0.46
Technology Hardware, Storage & Peripherals	0.20
Textiles, Apparel & Luxury Goods	0.11
Trading Companies & Distributors	0.88
Transportation Infrastructure	3.10
Wireless Telecommunication Services	0.09

Total	100.00%

(1)	Includes equity investment in SLC.

The geographic composition of our investments at cost and fair value is as follows (dollar amounts in thousands):

	December 31, 2021
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$28,955,027	$29,050,466	94.32%	226.00%
Europe	1,190,619	1,190,884	3.87	9.26
Canada	267,830	270,342	0.88	2.10
Cayman Islands	279,365	278,788	0.91	2.17
Australia	5,182	5,213	0.02	0.04

Total	$30,698,023	$30,795,693	100.00%	239.57%

See the Consolidated Schedule of Investments as of December 31, 2021 in our consolidated financial statements in “Item 8. Consolidated Financial Statements and Supplementary Data—Consolidated Schedule of Investments” for more information on these investments.

As of December 31, 2021, we had outstanding commitments to fund delayed draw term loans totaling $4,870.5 million.

Warehousing Transactions

We have entered into two warehouse transactions whereby we have agreed, subject to certain conditions, to purchase certain assets from unaffiliated parties.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Facility Agreement

On November 2, 2020, we entered into the Facility Agreement (as defined in Note 7), which was subsequently amended and restated on November 16, 2020, December 7, 2020 and December 28, 2020 with Goldman Sachs Bank USA (the “Financing Provider”). Under the Facility Agreement, if we received subscriptions of at least $400 million (the “Capital Condition”), the Company, or its designee, has a forward obligation to purchase certain investments (the “Portfolio Investments”) from the Financing Provider, who is obligated to sell such investments. The Portfolio Investments will generally consist of originated and anchor loans to private companies consistent with our investment strategy. Pursuant to the Facility Agreement, we may request that the Financing Provider acquire such Portfolio Investments as we may designate from time to time, which the Financing Provider can approve or reject in its sole and absolute discretion. We may elect to purchase, and in certain events the Company will be required to purchase, from the Financing Provider one or more Portfolio Investments on or before June 30, 2021 (the “Facility End Date”). Prior to any sale to us, the Portfolio Investments will be owned and held solely for the account of the Financing Provider. Until such time as we have satisfied the Capital Condition, it will have no obligation to purchase the Portfolio Investments nor be entitled to any benefits or subject to any obligations under the Facility Agreement unless it waives the Capital Condition. In consideration for the forward arrangement provided by the Financing Provider (the amount of the arrangement will not exceed $200 million prior to December 15, 2020, not exceed $300 million on or after December 15, 2020 and prior to December 28, 2020, not exceed $500 million on or after December 28, 2020 and prior to January 18, 2021 and will not exceed $300 million on or after January 18, 2021 up to the Facility End Date (the “Financing Amount”)), we have agreed to pay, subject to satisfying the Capital Condition, certain fees and expenses to the Financing Provider, including (i) a financing fee at an annual rate of LIBOR plus 1.70% multiplied by the sum of the relevant principal amount for each Portfolio Investment, (ii) an unused fee at an annual rate of 0.50% of the unused Financing Amount and (iii) a structuring fee equal to $1.453 million which is payable on the earlier of the termination date or the Facility End Date. As a general matter, the price we would pay to purchase any Portfolio Investment from the Financing Provider equals the cash amount paid by the Financing Provider subject to adjustment for, among other things, principal repayments and interest amounts earned by the Financing Provider.

Effective January 7, 2021, the Company had a contractual obligation to acquire all assets under the Facility Agreement through a forward purchase agreement on or before June 30, 2021. The mark-to-market gain/loss of all investments held by the Financing Provider, in addition to other economic rights and obligations held by the Company, are recognized in the Company’s consolidated financial statements. These gains (losses) are realized at the time the Company settles on the purchases of each underlying asset from the Financing Provider.

For the year ended December 31, 2021, the Company acquired $610.6 million of investments from the Financing Provider, resulting in net realized gains of $3.7 million.

Following the acquisition of all the assets held by the Financing Provider, the Facility Agreement was terminated on June 22, 2021.

Syndicated Warehouse

On November 3, 2020, we entered into an arrangement for the syndicated warehouse (a “Syndicated Warehouse”) with Sente Master Fund, L.P. and Vibrant Ambar Fund, Ltd. (together, the “Sellers”). Under the Syndicated Warehouse, if we have raised at least $200 million of equity capital by April 15, 2021, then we or our designee must arrange one or more transactions sufficient to repay all outstanding amounts under a warehouse credit facility with commitments of up to $255 million of Maple Park CLO, Ltd. (“Maple Park”), an entity expected to hold primarily broadly syndicated loans with a target portfolio size of $300 million that is managed by our affiliate, and to redeem in full the subordinated notes (the “Subordinated Notes”) issued by Maple Park. Neither the Adviser nor any of its affiliates will receive any compensation from the Company in connection with managing Maple Park. Under the Syndicated Warehouse, this transaction may be structured to include a purchase by us or our designee of the Subordinated Notes, if any, held by the unaffiliated Sellers.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

On January 8, 2021, the Company exercised its right to acquire the equity interests of the Syndicated Warehouse, effectively acquiring the assets and liabilities of Maple Park for a total purchase price of $45.7 million, which included $2.8 million paid to a minority interest holder shortly thereafter. This transaction resulted in a realized gain of $2.3 million, which represented the excess of fair value of the net assets acquired over the total consideration paid for the Subordinated Notes in the Syndicated Warehouse on the date of acquisition.

Allocation of Investment Opportunities

General

Blackstone Credit, including the Adviser, provides investment management services to other BDCs, registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit may establish.

Blackstone Credit will share any investment and sale opportunities with its other clients and the Company in accordance with the Advisers Act and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in the prospectus, certain other clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements. In addition, we expect to offer certain opportunities appropriate for the Company’s subsidiaries not wholly owned by the Company, which will result in the Company having less exposure to such assets than it otherwise would have.

In addition, as a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which in certain circumstances likely limit the Company’s ability to make investments or enter into other transactions alongside other clients.

Co-Investment Relief

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, the Company’s Board has established objective criteria (“Board Criteria”) clearly defining co-investment opportunities in which the Company will have the opportunity to participate with one or more listed or private Blackstone Credit BDCs, and other public or private Blackstone Credit funds that target similar assets. If an investment falls within the Board Criteria and is otherwise consistent within the Company’s then current investment objectives and strategies, Blackstone Credit must offer an opportunity for the Blackstone Credit BDCs to participate. The Blackstone Credit BDCs may determine to participate or not to participate, depending on whether Blackstone Credit determines that the investment is appropriate for the Blackstone Credit BDCs (e.g., based on investment strategy). The co-investment would generally be allocated to us, any other Blackstone Credit BDCs (including Blackstone Secured Lending Fund) and the other Blackstone Credit funds that target similar assets pro rata based on available capital in the applicable asset class. We generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent trustees make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board of Trustees at the next quarterly board meeting.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Competition

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in U.S. private companies. As a result of these new entrants, competition for investment opportunities in U.S. private companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our benefit stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Non-Exchange Traded, Perpetual-Life BDC

The Company is non-exchange traded, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Company being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.

Employees

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described in “Management” below is employed by the Adviser or its affiliates. Our day-to-day investment operations will be managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. In addition, we will reimburse the Administrator for its costs, expenses and allocable portion of overhead, including compensation paid by the Administrator (or its affiliates) to the Company’s chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Company).

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Regulation as a BDC

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c) satisfies any of the following:

(i) does not have any class of securities that is traded on a national securities exchange;

(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii) is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2) Securities of any Eligible Portfolio Company controlled by the Company.

(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Company already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On August 24, 2020, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We intend to establish one or more credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over LIBOR or another applicable benchmark (e.g., SOFR). We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company segregates liquid assets with

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

a value equal (on a daily mark-to-market basis) to its obligations under TRS transactions, enters into offsetting transactions or otherwise covers such TRS transactions in accordance with applicable SEC guidance, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company’s overall leverage limitation.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. See “Risk Factors—Risks Related to Debt Financing—We may form one or more CLOs, which may subject us to certain structured financing risks.” We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the 1934 Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Financial Condition, Liquidity and Capital Resources

We expect to generate cash primarily from (i) the net proceeds of our public and private offerings of our shares, (ii) cash flows from our operations, (iii) any financing arrangements we may enter into in the future and (iv) any future offerings of our equity or debt securities.

Our primary uses of cash will be for (i) investments in portfolio companies and other investments, (ii) the cost of operations (including paying the Adviser and the Administrator), (iii) cost of any borrowings or other financing arrangements and (iv) cash distributions to the holders of our shares.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Investment Advisory Agreement

The Adviser will provide management services to us pursuant to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for the following:

•

determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objectives, policies and restrictions;

•

identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

•	monitoring our investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

•	negotiating, obtaining and managing financing facilities and other forms of leverage; and

•	providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.

We will pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders.

Management Fee

The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Investment Advisory Agreement, net assets means our total assets less liabilities determined on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For the first calendar month in which we had operations, net assets were measured as the beginning net assets as of the date on which the Company broke escrow on January 7, 2021 (the “Escrow Break Date”). Substantial additional fees and expenses may also be charged by the Administrator to the Company, which is an affiliate of the Adviser. In addition, the Adviser has agreed to waive its management fee for the first six months following the date on which we break escrow for our offering. The longer an investor holds our common shares during this period, the longer such investor will receive the benefit of this management fee waiver period.

Incentive Fee

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Incentive Fee Based on Income

The portion based on our income is based on Pre-Incentive Fee Net Investment Income Returns. “Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

percentage rate of return on the value of our net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).

Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).

We will pay the Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•

No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which our Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•

100% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•

12.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.

The Adviser agreed to waive the incentive fee based on income for the first six months following the Escrow Break Date. The longer an investor held our Common Shares during this period, the longer such investor will have received the benefit of this income based incentive fee waiver period.

Incentive Fee Based on Capital Gains

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:

•

12.5% of cumulative realized capital gains from inception through the end of such calendar, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated.

Administration Agreement

Under the terms of the Administration Agreement, the Administrator will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Such reimbursement will include the Company’s allocable portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of Blackstone or any of its affiliates, subject to the limitations described in Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

such affiliate or third party. The Administrator intends to hire a sub-administrator to assist in the provision of administrative services. The sub-administrator will receive compensation from the Administrator for its sub-administrative services under a sub-administration agreement.

The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrator’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. We will not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Administrator.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent Trustees. We may terminate the Investment Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate either agreement may be made by a majority of the Board of Trustees or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.

The Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Company in connection with the matters to which the Investment Advisory Agreement and Administration Agreement, respectively, relate, provided that the Adviser and the Administrator shall not be protected against any liability to the Company or its shareholders to which the Adviser or Administrator would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Each of the Investment Advisory Agreement and the Administration Agreement provide that, absent disabling conduct, each of our Adviser and our Administrator, as applicable, and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the Investment Advisory Agreement and our Administrator’s services under the Administration Agreement or otherwise as adviser or administrator for us. The Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser or the Administrator in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser or Administrator had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or Administrator, as applicable, an affiliate of the Adviser or Administrator or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

Expense Support and Conditional Reimbursement Agreement

We have entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” Available Operating Funds means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

Class S Shares

No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 3.5% cap on NAV for Class S shares.

We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the beginning net assets attributable to Class S shares as of the first calendar day of the month. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D Shares

No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 1.5% cap on NAV for Class D shares.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

We pay the Intermediary Manager selling commissions over time as a shareholder servicing fee with respect to our outstanding Class D shares equal to 0.25% per annum of the beginning net assets attributable to Class D shares as of the first calendar day of the month. The shareholder servicing fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D shares are generally available for purchase only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to the prospectus.

Class I Shares

No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge transaction or other such fees on Class I Shares.

Class I shares are generally available for purchase only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Blackstone, Blackstone Credit or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to the prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for our offering and does not enter into a new relationship with a participating broker for our offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.

Purchase Price

During the escrow period, the per share purchase price for the class of share being purchased was $25.00. After the close of the escrow period, shares were sold at the then-current NAV per share. Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

Distributions

We have declared distributions each month beginning in January 2021 through the date of this report and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. See “Certain U.S. Federal Income Tax Considerations” and “Description of our Shares.”

The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings or return of capital will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Distribution and Servicing Plan

The Board approved a distribution and servicing plan (the “Distribution and Servicing Plan”). The following table shows the shareholder servicing and/or distribution fees the Company pays the Intermediary Manager with respect to the Class S, Class D and Class I on an annualized basis as a percentage of the Company’s NAV for such class. The shareholder servicing and/or distribution fees is paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—

Subject to FINRA and other limitations on underwriting compensation, the Company will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.

The shareholder servicing and/or distribution fees will be paid monthly in arrears. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to the shareholder servicing and/or distribution fees under FINRA rules. The Company also may pay for these sub-transfer agency, sub-accounting and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. Because the shareholder servicing and/or

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under the Company’s distribution reinvestment plan.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Intermediary Manager will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board of Trustees on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

Share Repurchase Program

At the discretion of our Board of Trustees, we have implemented a share repurchase program in which we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to quarterly tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders. This Early Repurchase Deduction will also generally apply to minimum account repurchases, as discussed in the prospectus. Shareholders who are exchanging a class of our shares for an equivalent aggregate NAV of another class of our shares will not be subject to, and will not be treated as repurchases for the calculation of, the 5% quarterly calculation on repurchases and will not be subject to the Early Repurchase Deduction.

Valuation Procedures

We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with U.S. GAAP and the 1940 Act. We value our investments in accordance with ASC 820, which defines fair value

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, we will use these quotations to determine the value of our investments. We utilize mid-market pricing (i.e. mid-point of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.

Where prices or inputs are not available, or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or whose market prices are not readily available, as will be the case for a substantial portion of our investments, are valued at fair value as determined in good faith pursuant to procedures adopted by, and under the oversight of, the Board of Trustees, based on, among other things, the input of the Adviser, the Audit Committee and independent valuation firms engaged at the direction of the Board of Trustees to review our investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. Our Board of Trustees may modify our valuation procedures from time to time.

With respect to the quarterly valuation of investments, we undertake a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•

In addition, independent valuation firms engaged by the Board prepare valuations of all the Company’s investments over a de minimis threshold. The independent valuation firms provide a final range of values on such investments to the Board and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Adviser’s valuations are reasonable;

•	The Valuation Committee makes valuation recommendations to the Audit Committee;

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Valuation Committee, including the independent valuation firms’ valuations, and once approved, recommends them for approval by the Board; and

•

The Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser’s Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser’s valuation team determines such a change has occurred with respect to one or more investments, the Adviser’s valuation team will determine whether to update the value for each relevant investment, using positive assurance from an independent valuation firm where applicable in accordance with our valuation policy, pursuant to authority delegated by the Board of Trustees.

As part of the valuation process, we will take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board of Trustees or its delegates will consider whether the pricing indicated by the external event corroborates its valuation.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies

The Adviser’s policies and procedures are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Company and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Company, taking into consideration the Company’s investment horizons and other relevant factors. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Decisions are based on a number of factors which may vary depending on a proxy’s subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of a conflict of interest, the Adviser will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing the Company’s investment in a particular company.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Blackstone Credit BDC Advisers LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

Reporting Obligations and Available Information

Stockholders may obtain copies of our filings with the SEC, free of charge from the website maintained by the SEC at www.sec.gov.

Certain U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation as a Regulated Investment Company

The Company elected to be treated, and intends to qualify each taxable year thereafter, as a RIC under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Company must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”); and (4) diversify its holdings so

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

that, at the end of each quarter of each taxable year of the Company (a) at least 50% of the value of the Company’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Company’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Company’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Company controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).

As a RIC, the Company generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. Generally, the Company intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Company will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Company in October, November or December with a record date in such a month and paid by the Company during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Company failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Company would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Company could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of the end of the fiscal years ended December 31, 2021 and 2020. The report of                , our independent registered public accounting firm, on the senior securities table as of December 31, 2021, is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	($ in millions)
Bard Peak Funding Facility
December 31, 2021	879.0	1,702.0		N/A
September 30, 2021 (unaudited)	845.4	1,961.0		N/A
June 30, 2021 (unaudited)	599.4	2,023.0	—	N/A
March 31, 2021 (unaudited)	349.6	1,915.0	—	N/A

Castle Peak Funding Facility
December 31, 2021	1,171.8	1,702.0	—	N/A
September 30, 2021 (unaudited)	994.5	1,961.0	—	N/A
June 30, 2021 (unaudited)	796.4	2,023.0	—	N/A
March 31, 2021 (unaudited)	593.3	1,915.0	—	N/A

Maroon Peak Funding Facility
December 31, 2021	484.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	693.0	1,961.0	—	N/A
June 30, 2021 (unaudited)	97.4	2,023.0	—	N/A
March 31, 2021 (unaudited)	251.1	1,915.0	—	N/A

Summit Peak Funding Facility
December 31, 2021	1,643.2	1,702.0	—	N/A
September 30, 2021 (unaudited)	897.8	1,961.0	—	N/A
June 30, 2021 (unaudited)	370.3	2,023.0	—	N/A
March 31, 2021 (unaudited)	391.2	1,915.0	—	N/A

Denali Peak Funding Facility
December 31, 2021	668.4	1,702.0	—	N/A
September 30, 2021 (unaudited)	200.0	1,961.0	—	N/A
June 30, 2021 (unaudited)	200.0	2,023.0	—	N/A
March 31, 2021 (unaudited)	171.7	1,915.0	—	N/A

Siris Peak Funding Facility
December 31, 2021	—	1,702.0	—	N/A
September 30, 2021 (unaudited)	165.9	1,961.0	—	N/A
June 30, 2021 (unaudited)	165.9	2,023.0	—	N/A
March 31, 2021 (unaudited)	165.9	1,915.0	—	N/A

Bushnell Peak Funding Facility
December 31, 2021	395.5	1,702.0	—	N/A
September 30, 2021 (unaudited)	254.9	1,961.0	—	N/A
June 30, 2021 (unaudited)	125.0	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	($ in millions)

Granite Peak Funding Facility
December 31, 2021	248.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	146.9	1,961.0	—	N/A
June 30, 2021 (unaudited)	15.0	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Middle Peak Funding Facility
December 31, 2021	799.6	1,702.0	—	N/A
September 30, 2021 (unaudited)	324.3	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Bison Peak Funding Facility
December 31, 2021	1,320.8	1,702.0	—	N/A
September 30, 2021 (unaudited)	330.6	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Blanca Peak Funding Facility
December 31, 2021	892.8	1,702.0	—	N/A
September 30, 2021 (unaudited)	276.5	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Windom Peak Funding Facility
December 31, 2021	989.8	1,702.0	—	N/A
September 30, 2021 (unaudited)	181.5	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Monarch Peak Funding Facility
December 31, 2021	567.4	1,702.0	—	N/A
September 30, 2021 (unaudited)	—	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Revolving Credit Facility
December 31, 2021	1,144.4	1,702.0	—	N/A
September 30, 2021 (unaudited)	455.1	1,961.0	—	N/A
June 30, 2021 (unaudited)	1,365.7	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

2.56% Notes
December 31, 2021	435.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	435.0	1,961.0	—	N/A
June 30, 2021 (unaudited)	435.0	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	($ in millions)

3.27% Notes
December 31, 2021	400.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	400.0	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

1.750% Notes
December 31, 2021	365.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	365.0	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

2.625% Notes
December 31, 2021	1,250.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	900.0	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Eurobonds
December 31, 2021	570.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	—	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

2.350% Notes
December 31, 2021	500.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	—	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

3.250% Notes
December 31, 2021	1,000.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	—	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

2021-1 BSL Debt
December 31, 2021	663.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	663.0	1,961.0	—	N/A
June 30, 2021 (unaudited)	663.0	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

2021-2 Debt
December 31, 2021	505.8	1,702.0	—	N/A
September 30, 2021 (unaudited)	—	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	($ in millions)

MML 2021-1 Debt
December 31, 2021	690.0	1,702.0	—	N/A
September 30, 2021 (unaudited)	—	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

Short-Term Borrowings
December 31, 2021	718.2	1,702.0	—	N/A
September 30, 2021 (unaudited)	284.2	1,961.0	—	N/A
June 30, 2021 (unaudited)	—	2,023.0	—	N/A
March 31, 2021 (unaudited)	—	1,915.0	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented
(2)

Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)

The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “-” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)	Not applicable because the senior securities are not registered for public trading

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2021 for each portfolio company in which the Company had an investment. Percentages shown for class of securities held by the Company represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.

The Board approved the valuation of the Company’s investment portfolio, as of December 31, 2021, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Company’s documented valuation policy that has been reviewed and approved by the Board, who also approve in good faith the valuation of such securities as of the end of each quarter. For more information relating to the Company’s investments, see the Company’s financial statements included in this prospectus.

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
2U, Inc. (6)(10)	Software	First Lien Debt	L + 5.75%	6.50%	11/30/2024		$76,224	$75,188	$76,033	0.59%
7800 HARKINS RD, LANHAM MD 20706 United States
522 Funding CLO 2020-6, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.50%	10/23/2034		3,000	3,000	2,971	0.02%
522 5th Avenue New York, NY,10036 United States
Abaco Energy Technologies, LLC (4)(11)	Energy Equipment & Services	First Lien Debt	L + 7.50% (incl. 1.00% PIK)	8.50%	10/4/2024		10,668	10,058	10,482	0.08%
1999 Bryan Street, Suite 900, Dallas TX 75201 United States
Access CIG, LLC (8)	Commercial Services & Supplies	First Lien Debt	L + 3.75%	3.84%	2/27/2025		16,040	16,025	15,961	0.12%
6818 A Patterson Pass Road, Livermore CA 94550 United States
ACI Group Holdings, Inc. (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 5.50%	6.25%	8/2/2028		202,967	198,052	199,981	1.56%
629 Davis Drive, Suite 300, Morrisville, NC 27560, United States
Acrisure, LLC (8)	Insurance	First Lien Debt	L + 3.50%	3.72%	2/15/2027		1,985	1,970	1,966	0.02%
100 Ottawa Avenue SW, Grand Rapids, MI 49503 United States
Acrisure, LLC (9)	Insurance	First Lien Debt	L + 3.75%	4.25%	2/15/2027		12,180	12,078	12,180	0.09%
100 Ottawa Avenue SW, Grand Rapids, MI 49503 United States
Acrisure, LLC (9)	Insurance	First Lien Debt	L + 4.25%	4.75%	2/15/2027		6,849	6,799	6,858	0.05%
100 Ottawa Avenue SW, Grand Rapids, MI 49503 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
ADCS Clinics Intermediate Holdings, LLC (4)(7)(11)	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.25%	5/7/2027		43,521	42,636	42,961	0.33%
151 Southhall Lane Suite 300 Maitland FL 32751 United States
ADMI Corp. (9)	Health Care Providers & Services	First Lien Debt	L + 3.50%	4.00%	12/23/2027		15,586	15,514	15,582	0.12%
299 Park Avenue 34th Floor New York NY 10171 United States
Advisor Group Holdings, Inc. (8)	Capital Markets	First Lien Debt	L + 4.50%	4.60%	7/31/2026		17,347	17,392	17,418	0.14%
20 East Thomas Road, Phoenix AZ 85012 United States
Aegion Corporation (10)	Construction & Engineering	First Lien Debt	L + 4.75%	5.50%	5/17/2028		23,879	23,814	24,018	0.19%
787 7th Avenue 49th Floor New York NY 10019 United States
AGI-CFI Holdings, Inc. (4)(10)	Air Freight & Logistics	First Lien Debt	L + 5.50%	6.25%	6/11/2027		271,064	265,859	268,354	2.09%
9130 S Dadeland Blvd Ste 1801, Miami, FL, 33156-7858 United States
Ahead DB Holdings, LLC (5)(10)	IT Services	First Lien Debt	L + 3.75%	4.50%	10/18/2027		2,596	2,609	2,603	0.02%
401 N Michigan Ave., Suite 3400, Chicago IL 60611 United States
AHP Health Partners, Inc. (9)	Health Care Providers & Services	First Lien Debt	L + 3.50%	4.00%	8/4/2028		4,725	4,703	4,732	0.04%
1 Burton Hills Blvd Suite 250 Nashville,TN,37215 United States
AI Altius Bidco, Inc. (4)(5)(6)(7)(10)	IT Services	First Lien Debt	L + 5.50%	6.25%	12/1/2028		144,577	141,353	141,338	1.10%
Suite 1, 3rd Floor, 11—12 St James’s Square, London, SW1Y 4LB
AI Altius Bidco, Inc. (4)(6)(7)(8)	IT Services	First Lien Debt	9.75%	9.75%	12/1/2028		21,205	20,571	20,568	0.16%
Suite 1, 3rd Floor, 11—12 St James’s Square, London, SW1Y 4LB
AI Aqua Merger Sub, Inc. (6)(7)(9)	Household Durables	First Lien Debt	L + 4.00%	4.50%	6/16/2028		16,024	15,984	16,097	0.13%
9399 West Higgins Road, Rosemont, IL 60018 United States
AIMCO CLO Series 2015-A (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.60%	6.72%	10/17/2034		7,450	7,450	7,441	0.06%
P.O. Box 309 Ugland House, South Church Str, Grand Cayman, Cayman Islands

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Air Canada (6)(10)	Airlines	First Lien Debt	L + 3.50%	4.25%	8/11/2028		7,819	7,745	7,823	0.06%
2001 University Street Suite 1600 Montreal,QC, H3A 2A6 Canada
AIT Worldwide Logistics Holdings, Inc. (10)	Transportation Infrastructure	First Lien Debt	L + 4.75%	5.50%	3/31/2028		48,956	48,202	49,018	0.38%
399 Park Avenue 30th Floor New York NY 10022 United States
Albireo Energy, LLC (4)(7)(11)	Electronic Equipment, Instruments & Components	First Lien Debt	L + 6.00%	7.00%	12/23/2026		35,496	34,857	34,858	0.27%
3 Ethel Road, Suite 300, Edison, NJ 08817
Alera Group, Inc. (4)(7)(10)	Insurance	First Lien Debt	L + 5.50%	6.25%	9/30/2028		70,556	69,671	69,642	0.54%
3 Parkway North, Suite 500, Deerfield, IL 60015, United States
ALKU, LLC (4)(10)	Professional Services	First Lien Debt	L + 5.25%	6.00%	3/1/2028		164,239	162,776	163,418	1.27%
200 Brickstone Square, Suite 503, Andover, MA 01810
Alliant Holdings Intermediate, LLC (8)	Insurance	First Lien Debt	L + 3.25%	3.35%	5/9/2025		8,017	8,008	7,947	0.06%
1301 Dove Street, Suite 200, Newport Beach, CA 92660 United States
Alliant Holdings Intermediate, LLC (9)	Insurance	First Lien Debt	L + 3.50%	4.00%	10/8/2027		13,351	13,335	13,354	0.10%
1301 Dove Street, Suite 200, Newport Beach, CA 92660 United States
Allied Universal Holdco, LLC (9)	Commercial Services & Supplies	First Lien Debt	L + 3.75%	4.25%	5/12/2028		33,952	33,913	33,884	0.26%
1551 North Tustin Avenue Suite 650 Santa Ana CA 92705 United States
Alterra Mountain Company (9)	Leisure Products	First Lien Debt	L + 3.50%	4.00%	8/17/2028		4,988	5,003	4,988	0.04%
3501 Wazee Street, Denver CO 80216 United States
Altice Financing S.A. (5)(6)(8)	Media	First Lien Debt	5.75%	5.75%	8/15/2029		994	1,004	986	0.01%
5, rue Eugène Ruppert L—2453 Luxembourg LU
American Airlines, Inc. (6)(10)	Airlines	First Lien Debt	L + 4.75%	5.50%	3/11/2028		7,314	7,248	7,591	0.06%
4333 Amon Carter Blvd, Fort Worth TX 76155 United States
American Rock Salt Company, LLC (10)	Metals & Mining	First Lien Debt	L + 4.00%	4.75%	6/4/2028		20,895	20,877	20,869	0.16%
5520 Route 63 PO Box 190 Mount Morris NY 14510 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
AMGH Holding Corp. (11)	Health Care Providers & Services	First Lien Debt	L + 4.25%	5.25%	3/14/2025		11,762	11,768	11,735	0.09%
209 Highway 121 Bypass Suite 21 Lewisville, TX 75067 United States
ANI Pharmaceuticals, Inc. (6)(10)	Pharmaceuticals	First Lien Debt	L + 6.00%	6.75%	4/27/2028		38,680	37,831	38,857	0.30%
210 Main Street West, Baudette MN 56623 United States
Apex Group Treasury, LLC (4)(6)(9)	Software	Second Lien Debt	L + 6.75%	7.25%	7/27/2029		20,000	19,809	20,300	0.16%
4 Embarcadero Center Suite 1900 San Francisco,CA,94111 United States
Apex Group Treasury, LLC (6)(9)	Software	First Lien Debt	L + 3.75%	4.25%	7/27/2028		18,393	18,341	18,387	0.14%
4 Embarcadero Center Suite 1900 San Francisco,CA,94111 United States
Apex Tool Group, LLC (12)	Machinery	First Lien Debt	L + 5.50%	6.75%	8/1/2024		70,120	70,206	68,987	0.54%
910 Ridgebrook Road Suite 200 Sparks MD 21152 United States
Apidos CLO XXXIII (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.35%	6.57%	10/24/2034		5,000	4,951	4,972	0.04%
712 5th Avenue 43rd Floor New York,NY,10019 United States
Apidos CLO XXXVI, LLC (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 5.95%	6.14%	7/20/2034		8,500	8,500	8,424	0.07%
712 5th Avenue 43rd Floor New York,NY,10019 United States
Apttus Corp. (10)	Software	First Lien Debt	L + 4.25%	5.00%	4/27/2028		13,467	13,475	13,517	0.11%
150 North Riverside Plaza Suite 2800 Chicago IL 60606 United States
Aqgen Island Holdings, Inc. (5)(9)	Professional Services	Second Lien Debt	L + 6.50%	7.00%	5/4/2029		28,238	27,969	28,388	0.22%
535 Madsion Avenue, 24TH Floor New York, NY 10022
Aqgen Island Holdings, Inc. (9)	Professional Services	First Lien Debt	L + 3.50%	4.00%	5/20/2028		34,000	33,854	33,915	0.26%
535 Madsion Avenue, 24TH Floor New York, NY 10022
Ares LXI CLO, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.25%	6.47%	10/20/2034		7,750	7,750	7,749	0.06%
c/o MaplesFS Limited Boundary Hall Cricket Square, George Town, Grand Cayman, Cayman Islands

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Ares LXII CLO, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.50%	1/25/2034		9,000	9,000	8,998	0.07%
c/o MaplesFS Limited Boundary Hall Cricket Square, George Town, Grand Cayman, Cayman Islands
Ares XXVII CLO, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.75%	6.88%	10/20/2034		7,000	6,931	6,964	0.05%
c/o MaplesFS Limited Boundary Hall Cricket Square, George Town, Grand Cayman, Cayman Islands
Armada Parent, Inc. (4)(7)(10)	Marine	First Lien Debt	L + 5.75%	6.50%	10/29/2027		227,250	222,139	221,985	1.73%
93 Eastmont Ave Ste 100 East Wenatchee, WA, 98802-5305 United States
Armor Holdco, Inc. (6)(9)	Professional Services	First Lien Debt	L + 4.50%	5.00%	12/11/2028		3,636	3,600	3,653	0.03%
48 Wall Street 22nd Floor New York,NY,10005 United States
Arterra Wines Canada, Inc. (6)(10)	Beverages	First Lien Debt	L + 3.50%	4.25%	11/24/2027		4,957	4,984	4,970	0.04%
441 Courtneypark Dr E, Mississauga ON L5T 2V3 Canada
Ascend Buyer, LLC (4)(7)(10)	Containers & Packaging	First Lien Debt	L + 5.75%	6.50%	9/30/2028		77,601	75,982	75,920	0.59%
1111 Busch Parkway, Buffalo Grove, IL 60089, United States
Ascend Performance Materials Operations, LLC (10)	Professional Services	First Lien Debt	L + 4.75%	5.50%	8/27/2026		4,962	5,034	4,998	0.04%
400 Park Avenue Suite 820 New York NY 10022 United States
ASP Blade Holdings, Inc. (9)	Machinery	First Lien Debt	L + 4.00%	4.50%	10/13/2028		5,000	4,973	5,006	0.04%
4909 Southeast International Way Portland,OR,97222 United States
ASP Endeavor Acquisition, LLC (4)(9)	Construction & Engineering	First Lien Debt	L + 6.50%	7.00%	5/3/2027		35,820	35,183	35,462	0.28%
515 Houston St Ste 500, Fort Worth, TX 76102 United States
AssuredPartners, Inc. (9)	Insurance	First Lien Debt	L + 3.50%	4.00%	2/12/2027		30,484	30,255	30,479	0.24%
200 Colonial Center Parkway Suite 140 Lake Mary FL 32746 United States
athenahealth, Inc. (8)	Health Care Technology	First Lien Debt	L + 4.25%	4.40%	2/11/2026		19,188	19,298	19,215	0.15%
Arsenal Street, Watertown, MA 02472 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Atlas CC Acquisition Corp. (4)(5)(10)	Transportation Infrastructure	Second Lien Debt	L + 7.63%	8.38%	5/25/2029		44,520	43,903	43,852	0.34%
9465 Wilshire Blvd, Suit 300 Beverly Hills, California 90212 United States
Atlas CC Acquisition Corp. (7)(10)	Transportation Infrastructure	First Lien Debt	L + 4.25%	5.00%	4/28/2028		47,568	45,497	47,581	0.37%
9465 Wilshire Blvd, Suit 300 Beverly Hills, California 90212 United States
AxiomSL Group, Inc. (4)(7)(11)	Software	First Lien Debt	L + 6.00%	7.00%	12/3/2027		79,013	77,385	77,203	0.60%
125 London Wall, London, EC2Y 5AJ, United Kingdom
Balboa Bay Loan Funding 2021-2, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.60%	6.77%	1/20/2035		7,000	6,930	6,965	0.05%
c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands
Baldwin Risk Partners, LLC (6)(9)	Insurance	First Lien Debt	L + 3.50%	4.00%	10/14/2027		10,448	10,398	10,409	0.08%
4211 W BOY SCOUT BLVD SUITE 800 TAMPA FL 33607 United States
Barbri Holdings, Inc. (4)(7)(10)	Diversified Financial Services	First Lien Debt	L + 5.75%	6.50%	4/30/2028		166,707	163,558	165,040	1.28%
12222 Merit Drive, Suite 1340, Dallas, TX 75251 United States
Barings CLO, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.25%	6.41%	7/15/2034		6,000	6,000	5,999	0.05%
Clifton House, 75 Fort Street PO Box 1350 Grand Cayman, ,KY1-1108 Cayman Islands
Barings CLO, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.65%	6.65%	1/18/2035		7,200	7,200	7,200	0.06%
Clifton House, 75 Fort Street PO Box 1350 Grand Cayman, ,KY1-1108 Cayman Islands
Bazaarvoice, Inc. (4)(7)(8)	Commercial Services & Supplies	First Lien Debt	L + 5.75%	5.85%	5/7/2028		372,166	372,166	372,166	2.90%
338 Pier Avenue, Hermosa Beach CA 90254 United States
Belfor Holdings, Inc. (4)(8)	Software	First Lien Debt	L + 3.75%	3.85%	4/6/2026		4,962	4,980	4,974	0.04%
185 Oakland Avenue Suite 300 Birmingham MI 48009 United States
Benefit Street Partners CLO XXI (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.75%	6.92%	7/15/2034		9,500	9,469	9,411	0.07%
190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Benefytt Technologies, Inc. (4)(7)(10)	Insurance	First Lien Debt	L + 6.00%	6.75%	8/12/2027		94,500	92,464	92,341	0.72%
15438 North Florida Avenue, Suite 201, Tampa, FL 33613, United States
Berlin Packaging, LLC (9)	Containers & Packaging	First Lien Debt	L + 3.75%	4.25%	3/11/2028		8,544	8,480	8,545	0.07%
525 West Monroe Street, Chicago IL 60661 United States
Bettcher Industries, Inc. (4)(11)	Industrial Conglomerates	First Lien Debt	SOFR + 4.00%	4.12%	12/13/2028		11,316	11,203	11,316	0.09%
6801 State Route 60 Birmingham,OH,44889 United States
BMC Acquisition, Inc. (11)	Professional Services	First Lien Debt	L + 5.25%	6.25%	12/28/2024		4,717	4,704	4,699	0.04%
300 West 6th Street,, Suite 2300, Austin, TX 78701 United States
Boxer Parent Company, Inc. (8)	Software	First Lien Debt	L + 3.75%	3.97%	10/2/2025		11,997	11,996	11,937	0.09%
John Hancock Tower 200 Clarendon Street Boston MA 02116 United States
BP Purchaser, LLC (4)(10)	Distributors	First Lien Debt	L + 5.50%	6.25%	12/10/2028		34,800	34,110	34,104	0.27%
2650 Galvin Dr, Elgin, IL 60124, United States
BPPH2 Limited (4)(6)(8)	Professional Services	First Lien Debt	S + 6.75%	6.92%	3/2/2028		40,700	54,988	55,653	0.43%
One Wood Street, London, EC2V 7WS
Brave Parent Holdings, Inc. (8)	Software	First Lien Debt	L + 4.00%	4.10%	4/18/2025		2,977	2,978	2,976	0.02%
600 Montgomery Street 20th Floor San Francisco CA 94111 United States
BroadStreet Partners, Inc. (8)	Insurance	First Lien Debt	L + 3.00%	3.10%	1/27/2027		7,919	7,917	7,831	0.06%
580 North Fourth Street Suite 450 Columbus OH 43215 United States
Bungie, Inc. (4)(11)	Interactive Media & Services	First Lien Debt	L + 6.25%	7.25%	8/28/2024		2,500	2,500	2,500	0.02%
550 106th Ave NE, Ste 207 Bellevue, WA 98004 United States
Bution Holdco 2, Inc. (4)(11)	Distributors	First Lien Debt	L + 6.25%	7.25%	10/17/2025		5,925	5,827	5,880	0.05%
907 S. Detroit Ave Tulsa, OK 74120 United States
Byjus Alpha, Inc. (6)(10)	Software	First Lien Debt	L + 5.50%	6.25%	11/5/2026		50,000	49,229	50,729	0.39%
2ND FL TWR D 4/1 BANNERGHATTA MAIN RD Bengaluru, KA, India

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Cambium Learning Group, Inc. (4)(7)(10)	Diversified Consumer Services	First Lien Debt	L + 5.50%	6.25%	7/20/2028		968,124	959,067	968,124	7.53%
17855 North Dallas Parkway Suite 400 Dallas TX 75287 United States
Cambrex Corp. (10)	Life Sciences Tools & Services	First Lien Debt	L + 3.50%	4.25%	12/4/2026		15,136	15,199	15,169	0.12%
One Meadowlands Plaza, East Rutherford NJ 07073 United States
Camelot US Acquisition, LLC (5)(6)(11)	Professional Services	First Lien Debt	L + 3.00%	4.00%	10/30/2026		4,950	4,967	4,953	0.04%
1500 Spring Garden Streeet, Philadelphia PA 19130 United States
Canadian Hospital Specialties Ltd. (4)(6)(7)(11)	Health Care Providers & Services	First Lien Debt	L + 4.25%	5.25%	4/14/2028		41,781	32,404	32,351	0.25%
676 North Michigan Avenue Suite 3300 Chicago IL 60611 United States
Canadian Hospital Specialties Ltd. (4)(6)(8)	Health Care Providers & Services	Second Lien Debt	8.50%	8.50%	4/15/2029		15,800	12,408	12,468	0.10%
676 North Michigan Avenue Suite 3300 Chicago IL 60611 United States
Capstone Logistics, LLC (7)(11)	Transportation Infrastructure	First Lien Debt	L + 4.75%	5.75%	11/12/2027		22,459	22,524	22,511	0.18%
30 Technology Parkway South, Suite 200, Peachtree Corner, GA 30092
Carlyle US CLO 2020-1, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.25%	6.38%	7/20/2034		7,000	7,000	6,859	0.05%
c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands
Carval CLO V-C, LTD. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.75%	6.75%	10/15/2034		8,000	7,920	7,920	0.06%
9320 Excelsior Blvd 7th Floor Hopkins,MN,55343 United States
Cast & Crew Payroll, LLC (8)	Professional Services	First Lien Debt	L + 3.50%	3.60%	2/9/2026		1,985	1,965	1,987	0.02%
2300 Empire Avenue 5th Floor Burbank CA 91504 United States
Cast & Crew Payroll, LLC (9)	Professional Services	First Lien Debt	L + 3.75%	4.25%	12/9/2028		5,000	4,988	5,009	0.04%
2300 Empire Avenue 5th Floor Burbank CA 91504 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
CCBlue Bidco, Inc. (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.00%	12/21/2028		464,809	454,639	454,595	3.54%
1148 Main St Saint Helena, CA, 94574-2013 United States
CCI Buyer, Inc. (10)	Wireless Telecommunication Services	First Lien Debt	L + 3.75%	4.50%	12/17/2027		28,831	28,965	28,898	0.22%
300 N. LaSalle St, Suite 5600, Chicago 60602 United States
CD&R Artemis UK Bidco Ltd. (4)(6)(8)	Health Care Providers & Services	Second Lien Debt	S + 7.50%	7.50%	8/19/2029		80,340	101,796	100,908	0.78%
26 Southampton Buildings, 8th Floor, Holborn Gate London, WC2A 1AN United Kingdom
CE Intermediate I, LLC (4)(9)	Entertainment	First Lien Debt	L + 4.00%	4.50%	11/10/2028		7,778	7,701	7,729	0.06%
455 Delta Ave Fl 3 Cincinnati,OH,45226 United States
CEC Entertainment, Inc. (5)(8)	Hotels, Restaurants & Leisure	First Lien Debt	6.75%	6.75%	5/1/2026		79,800	79,780	78,287	0.61%
1707 Market Place Blvd Suite 200 Irving TX 75063 United States
Celestial Saturn Parent, Inc. (9)	Software	Second Lien Debt	L + 6.50%	7.00%	4/13/2029		113,488	112,432	114,837	0.89%
40 Pacifica #900, Irvine, CA 92618 United States
Cengage Learning, Inc. (11)	Interactive Media & Services	First Lien Debt	L + 4.75%	5.75%	6/29/2026		18,953	18,758	19,028	0.15%
20 Channel Center Street, Boston MA 02210 United States
CFGI Holdings, LLC (4)(6)(7)(10)	Professional Services	First Lien Debt	L + 5.25%	6.00%	11/1/2027		145,825	142,379	142,282	1.11%
1 Lincoln Street, Suite 1301 Boston, MA 02111, United States
Charter NEX US, Inc. (10)	Containers & Packaging	First Lien Debt	L + 3.75%	4.50%	12/1/2027		21,359	21,428	21,431	0.17%
1264 East High Street, Milton WI 53563 United States
CHG Healthcare Services, Inc. (9)	Health Care Providers & Services	First Lien Debt	L + 3.50%	4.00%	9/29/2028		8,978	8,938	8,990	0.07%
6440 South Millrock Drive Suite 175 Salt Lake City UT 84121 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
CHG PPC Parent, LLC (9)	Food Products	First Lien Debt	L + 3.00%	3.50%	11/16/2028		7,339	7,303	7,326	0.06%
6440 South Millrock Drive Suite 175 Salt Lake City,UT,84121 United States
CIFC Funding 2019-III, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.80%	6.98%	10/16/2034		8,000	8,000	7,991	0.06%
875 3rd Avenue 24th Floor New York,NY,10022 United States
Claims Automation Intermediate 2, LLC (4)(7)(10)	Professional Services	First Lien Debt	L + 4.75%	5.50%	12/16/2027		45,833	43,702	43,686	0.34%
101 S Tryon St Suite 3300 Charlotte,NC,28280 United States
Clarios Global LP (6)(8)	Auto Components	First Lien Debt	L + 3.25%	3.35%	4/30/2026		6,806	6,809	6,780	0.05%
Florist Tower 5757 North Green Bay Avenue Milwaukee WI 53201 United States
Clearview Buyer, Inc. (4)(7)(10)	Professional Services	First Lien Debt	L + 5.25%	6.00%	8/26/2027		156,053	152,720	152,520	1.19%
1 Newton Pl Ste 405, 275 Washington Street, Newton, MA 02458, United States
Cloudera, Inc. (9)	Software	Second Lien Debt	L + 6.00%	6.50%	8/9/2029		58,000	57,714	58,145	0.45%
1001 Page Mill Road Building 3 Palo Alto,CA,94304 United States
Cloudera, Inc. (9)	Software	First Lien Debt	L + 3.75%	4.25%	8/9/2028		23,556	23,328	23,523	0.18%
1001 Page Mill Road Building 3 Palo Alto,CA,94304 United States
Connatix Buyer, Inc. (4)(7)(10)	Software	First Lien Debt	L + 5.50%	6.25%	7/14/2027		113,154	110,466	110,238	0.86%
666 Broadway, 10th Floor, New York, NY 10012, United States
ConvergeOne Holdings, Inc. (7)(8)	Electronic Equipment, Instruments & Components	First Lien Debt	L + 5.00%	5.10%	1/4/2026		31,765	28,772	29,603	0.23%
0900 Nesbitt Avenue South Bloomington MN 55437 United States
COP Home Services TopCo IV, Inc. (4)(11)	Construction & Engineering	Second Lien Debt	L + 8.75%	9.75%	12/31/2028		43,277	42,496	43,277	0.34%
3150 E Birch St., Brea, CA 92821
COP Home Services TopCo IV, Inc. (4)(7)(11)	Construction & Engineering	First Lien Debt	L + 5.00%	6.00%	12/31/2027		128,886	125,700	127,513	0.99%
3150 E Birch St., Brea, CA 92821

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
CoreLogic, Inc. (9)	Software	First Lien Debt	L + 3.50%	4.00%	6/2/2028		14,529	14,480	14,536	0.11%
40 Pacifica #900, Irvine, CA 92618 United States
Corfin Holdings, Inc. (4)(7)(11)	Aerospace & Defense	First Lien Debt	L + 6.00%	7.00%	12/27/2027		6,619	6,579	6,500	0.05%
1050 Perimeter Road, Manchester, NH 03103 United States
Cornerstone Building Brands, Inc. (6)(9)	Building Products	First Lien Debt	L + 3.25%	3.75%	4/12/2028		2,947	2,934	2,946	0.02%
5020 Weston Parkway, Cary NC 27513 United States
Cornerstone OnDemand, Inc. (9)	Software	First Lien Debt	L + 3.75%	4.25%	10/16/2028		9,836	9,788	9,820	0.08%
1601 Cloverfield Blvd Suite 620 South Santa Monica,CA,90404 United States
Covenant Surgical Partners, Inc. (8)	Health Care Providers & Services	First Lien Debt	L + 4.00%	4.10%	7/1/2026		2,975	2,931	2,946	0.02%
401 Commerce Street Suite 600 Nashville TN 37219 United States
CP Atlas Buyer, Inc. (9)	Building Products	First Lien Debt	L + 3.75%	4.25%	11/23/2027		31,556	31,560	31,461	0.24%
1521 North Cooper, Suite 500, Arlington US-TX US 76011
CPI Holdco, LLC (4)(7)(10)	Health Care Equipment & Supplies	First Lien Debt	L + 5.50%	6.25%	11/1/2028		265,496	258,989	258,905	2.01%
625 East Bunker Ct Vernon Hills , IL 60061 United States
CPI International, Inc. (11)	Electronic Equipment, Instruments & Components	First Lien Debt	L + 3.25%	4.25%	7/26/2024		8,977	8,991	8,980	0.07%
580 Skylane Blvd, Santa Rosa CA 95403 United States
Cross Country Healthcare, Inc. (4)(10)	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.50%	6/8/2027		113,594	111,423	112,458	0.87%
5201 Congress Avenue Suite 100B Boca Raton FL 33487 United States
Cumming Group, Inc. (4)(7)(11)	Real Estate Management & Development	First Lien Debt	L + 5.75%	6.75%	5/26/2027		135,721	132,398	135,243	1.05%
485 Lexington Avenue, New York NY 10017 United States
Curia Global, Inc. (10)	Life Sciences Tools & Services	First Lien Debt	L + 3.75%	4.50%	8/30/2026		32,868	32,900	32,950	0.26%
26 Corporate Circle Albany,NY,12203 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Curia Global, Inc. (4)(10)	Life Sciences Tools & Services	Second Lien Debt	L + 6.50%	7.25%	8/31/2029		83,824	82,217	82,147	0.64%
26 Corporate Circle Albany,NY,12203 United States
CustomInk, LLC (4)(11)	Specialty Retail	First Lien Debt	L + 6.21%	7.21%	5/3/2026		36,866	36,233	36,405	0.28%
2910 District Avenue Fairfax VA 22031 United States
Dana Kepner Company, LLC (4)(11)	Distributors	First Lien Debt	L + 6.25%	7.25%	12/29/2026		14,850	14,601	14,887	0.12%
700 Alcott St. Denver, CO 80204
DCA Investment Holdings, LLC (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.00%	3/12/2027		36,706	36,191	36,297	0.28%
6240 Lake Osprey Drive, Sarasota, FL 34240
Dcert Buyer, Inc. (8)	IT Services	Second Lien Debt	L + 7.00%	7.10%	2/16/2029		44,277	44,381	44,462	0.35%
2801 N Thanksgiving Way #500, Lehi 84043 United States
Dcert Buyer, Inc. (8)	IT Services	First Lien Debt	L + 4.00%	4.10%	10/16/2026		13,244	13,263	13,236	0.10%
2801 N Thanksgiving Way #500, Lehi 84043 United States
Deerfield Dakota Holding, LLC (10)	Professional Services	Second Lien Debt	L + 6.75%	7.50%	4/7/2028		19,650	19,561	20,080	0.16%
55 East 52nd Street 31st Floorm Park Avenue Plaza, New York, NY 10055 United States
Deerfield Dakota Holding, LLC (11)	Professional Services	First Lien Debt	L + 3.75%	4.75%	4/9/2027		21,998	22,078	22,051	0.17%
55 East 52nd Street 31st Floorm Park Avenue Plaza, New York, NY 10055 United States
Deliver Buyer, Inc. (8)	Technology Hardware, Storage & Peripherals	First Lien Debt	L + 5.00%	5.13%	5/1/2024		14,955	14,918	15,001	0.12%
3955 East Blue Lick Road, Louisville, KY 40229 United States
Delta Topco, Inc. (10)	Software	First Lien Debt	L + 3.75%	4.50%	12/1/2027		22,388	22,475	22,440	0.17%
3111 Coronado Drive in Santa Clara, CA 95054 United States
DG Investment Intermediate Holdings 2, Inc. (10)	Commercial Services & Supplies	Second Lien Debt	L + 6.75%	7.50%	3/18/2029		29,464	29,331	29,538	0.23%
One Commerce Drive Schaumburg, Illinois 60173 United States
DG Investment Intermediate Holdings 2, Inc. (10)	Commercial Services & Supplies	First Lien Debt	L + 3.50%	4.25%	3/17/2028		29,592	29,647	29,620	0.23%
One Commerce Drive Schaumburg, Illinois 60173 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Digital Media Solutions, LLC (6)(10)	Media	First Lien Debt	L + 5.00%	5.75%	5/24/2026		32,818	32,093	32,633	0.25%
4800 140th Avenue North Suite 101 Clearwater FL 33762 United States
Diligent Corporation (4)(11)	Software	First Lien Debt	L + 5.75%	6.75%	8/4/2025		89,325	88,292	88,655	0.69%
111 West 33rd St., 16th Floor, New York, NY 10120
Divisions Holding Corp. (10)	Commercial Services & Supplies	First Lien Debt	L + 4.75%	5.50%	5/29/2028		24,036	23,815	24,126	0.19%
1 Riverfront Place Suite 500 Newport, KY 41071 United States
Dominion Colour Corporation (4)(6)(7)(11)	Chemicals	First Lien Debt	L + 8.25% (incl. 2.00% PIK)	9.25%	4/6/2024		35,687	34,449	35,062	0.27%
1 Concorde Gate, Suite 608, Toronto, Ontario, Canada
Donuts, Inc. (4)(11)	Internet & Direct Marketing Retail	First Lien Debt	L + 6.00%	7.00%	12/29/2026		113,838	111,902	113,268	0.88%
10500 NE 8th Street Suite 750, Bellevue, WA 98004
Dreambox Learning Holding LLC (4)(10)	Diversified Consumer Services	First Lien Debt	L + 6.25%	7.00%	12/1/2027		135,213	132,360	132,509	1.03%
305 108th Avenue Northeast Bellevue,WA,98004 United States
Drive Chassis Holdco, LLC (8)	Transportation Infrastructure	Second Lien Debt	L + 6.75%	6.87%	4/10/2026		97,751	97,837	98,362	0.77%
9 West 57th Street, New York, NY 10019 United States
Dryden 95 CLO, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.15%	6.35%	8/20/2034		8,000	8,000	7,955	0.06%
3 Gateway Center 14th Floor Newark,NJ,7102 United States
EAB Global, Inc. (9)	Commercial Services & Supplies	First Lien Debt	L + 3.50%	4.00%	6/28/2028		8,000	7,956	7,967	0.06%
2008 Saint Johns Ave, Washington DC 20037 United States
Eagle Midstream Canada Finance, Inc. (4)(6)(13)	Oil, Gas & Consumable Fuels	First Lien Debt	L + 6.25%	7.75%	11/26/2024		36,013	35,593	36,013	0.28%
222 3rd Avenue S.W. Suite 900 Calgary, Alberta T2P 0B4 Canada
ECI Macola Max Holding, LLC (6)(10)	Software	First Lien Debt	L + 3.75%	4.50%	11/9/2027		30,011	30,072	30,063	0.23%
5455 Rings Road Suite 100 Dublin OH 43017 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
ECP Gopher Holdings L.P. (11)	Commercial Services & Supplies	First Lien Debt	L + 3.25%	4.25%	3/6/2025		3,958	3,973	3,721	0.03%
2900 Lone Oak Parkway, Ste 140A, Eagan, MN 55121
Edifecs, Inc. (4)(10)	Health Care Technology	First Lien Debt	L + 5.50%	6.25%	9/21/2026		123,323	120,934	120,856	0.94%
756 114TH AVE SE BELLEVUE WA 98004 United States
Edifecs, Inc. (4)(11)	Health Care Technology	First Lien Debt	L + 7.00%	8.00%	9/21/2026		29,660	29,533	30,549	0.24%
756 114TH AVE SE BELLEVUE WA 98004 United States
EG America, LLC (6)(9)	Specialty Retail	First Lien Debt	L + 4.25%	4.75%	3/10/2026		14,993	14,919	15,115	0.12%
65 Flanders Rd, Westborough, MA 01581 United States
Elmwood CLO III, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.62%	10/20/2034		3,500	3,500	3,481	0.03%
c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19801 United States
Elmwood CLO VI, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.62%	10/20/2034		4,000	4,000	3,978	0.03%
c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19801 United States
Emerald US, Inc. (6)(8)	Professional Services	First Lien Debt	L + 3.25%	3.47%	7/12/2028		3,929	3,925	3,912	0.03%
31910 Del Obispo Street Suite 200 San Juan Capistrano, CA 92675 United States
Emergency Power Holdings, LLC (4)(7)(11)	Electrical Equipment	First Lien Debt	L + 5.50%	6.50%	8/17/2028		195,000	190,778	190,539	1.48%
44 S Commerce Way, Bethlehem, PA 18017
Empire Today, LLC (10)	Building Products	First Lien Debt	L + 5.00%	5.75%	3/8/2028		69,572	68,419	68,485	0.53%
333 Northwest Avenue, Northlake IL 60164 United States
Endurance International Group Holdings, Inc. (10)	IT Services	First Lien Debt	L + 3.50%	4.25%	2/10/2028		31,555	31,393	31,333	0.24%
10 Corporate Drive Suite 300 Burlington MA 01803 United States
Endurance International Group Holdings, Inc. (5)(8)	IT Services	Unsecured Debt	6.00%	6.00%	2/15/2029		6,272	6,061	5,842	0.05%
10 Corporate Drive Suite 300 Burlington MA 01803 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
EnergySolutions, LLC (11)	Energy Equipment & Services	First Lien Debt	L + 3.75%	4.75%	5/9/2025		11,270	11,255	11,270	0.09%
299 South Main Street Suite 1700 Salt Lake City UT 84111 United States
Engineered Machinery Holdings, Inc. (10)	Industrial Conglomerates	First Lien Debt	L + 3.75%	4.50%	5/19/2028		15,525	15,510	15,510	0.12%
450 Lexington Avenue New York,NY,10017 United States
Ensono Holdings, LLC (10)	IT Services	First Lien Debt	L + 4.00%	4.75%	5/19/2028		41,033	40,949	41,054	0.32%
3333 Finley Road, Downers Grove IL 60515 United States
EP Purchaser, LLC (9)	Software	First Lien Debt	L + 3.50%	4.00%	11/6/2028		6,947	6,918	6,959	0.05%
2950 North Hollywood Way Burbank,CA,91505 United States
Epicor Software Corp. (10)	Software	First Lien Debt	L + 3.25%	4.00%	7/30/2027		9,037	9,060	9,041	0.07%
804 Las Cimas Parkway Austin TX 78746 United States
Episerver, Inc. (4)(7)(11)	Software	First Lien Debt	L + 5.50%	6.50%	4/9/2026		25,356	24,884	24,765	0.19%
542A Amherst Street Route 101A Nashua, NH 03063 United States
Epoch Acquisition, Inc. (4)(11)	Health Care Providers & Services	First Lien Debt	L + 6.75%	7.75%	10/4/2024		29,421	29,421	29,421	0.23%
4600 Lena Drive Mechanicsburg, PA 17055 United States
eResearchTechnology, Inc. (11)	Diversified Consumer Services	First Lien Debt	L + 4.50%	5.50%	2/4/2027		28,103	28,220	28,234	0.22%
1818 Market Street Suite 1000 Philadelphia PA 19103 United States
Excelitas Technologies Corp. (11)	Industrial Conglomerates	First Lien Debt	L + 3.50%	4.50%	12/2/2024		22,788	22,813	22,902	0.18%
200 West Street, Waltham MA 02451 United States
Experity, Inc. (4)(7)(10)	Software	First Lien Debt	L + 5.50%	6.25%	7/22/2027		76,743	75,165	75,038	0.58%
101 South Phillips Avenue, Suite 300, Sioux Falls, SD 57104, United States
FCG Acquisitions, Inc. (9)	Industrial Conglomerates	First Lien Debt	L + 3.75%	4.25%	3/16/2028		23,578	23,590	23,549	0.18%
800 Concar Drive, Suite 100, San Mateo, CA 94402 United States
Fencing Supply Group Acquisition, LLC (4)(7)(11)	Building Products	First Lien Debt	L + 6.00%	7.00%	2/26/2027		78,944	77,860	78,550	0.61%
211 Perimeter Center Pkwy NE #250 Dunwoody, GA 30346
FH MD Buyer, Inc. (10)	Health Care Technology	First Lien Debt	L + 5.00%	5.75%	6/16/2028		47,381	46,937	47,144	0.37%
6880 West Snowville Road Suite 210 Brecksville,OH,44141 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Student Bidco, Inc. (6)(9)	Transportation Infrastructure	First Lien Debt	L + 3.00%	3.50%	7/21/2028		5,000	4,976	4,985	0.04%
600 Vine Street, Suite 1400 Cincinnati, OH 45202 United States
Flatiron RR CLO 22, LLC (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.20%	6.34%	10/15/2034		5,000	5,000	4,957	0.04%
51 Madison Avenue 2nd Floor New York,NY,10010 United States
Flex Acquisition Co., Inc. (8)	Containers & Packaging	First Lien Debt	L + 3.00%	3.13%	6/29/2025		9,475	9,462	9,404	0.07%
101 E Carolina Ave, Hartsville, SC 29550
Flex Acquisition Co., Inc. (9)	Containers & Packaging	First Lien Debt	L + 3.50%	4.00%	2/23/2028		8,191	8,173	8,185	0.06%
101 E Carolina Ave, Hartsville, SC 29550
Flexera Software, LLC (10)	Software	First Lien Debt	L + 3.75%	4.50%	1/26/2028		16,393	16,426	16,425	0.13%
300 Park Blvd Suite 500 Itasca IL 60143 United States
Flynn Restaurant Group LP (9)	Hotels, Restaurants & Leisure	First Lien Debt	L + 4.25%	4.75%	12/1/2028		17,789	17,641	17,609	0.14%
225 Bush Street Suite 1800 San Francisco,CA,94104 United States
Fort Washington CLO 2021-2, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.61%	6.81%	10/20/2034		12,000	11,883	11,808	0.09%
303 Broadway Suite 1200 Cincinnati,OH,45202 United States
Foundation Building Materials, Inc. (9)	Trading Companies & Distributors	First Lien Debt	L + 3.25%	3.75%	2/3/2028		4,975	4,956	4,947	0.04%
2520 Red Hill Avenue, Santa Ana, CA 92705
Foundation Risk Partners Corp. (4)(7)(10)	Insurance	First Lien Debt	L + 5.75%	6.50%	10/29/2028		97,144	95,523	95,418	0.74%
1540 Cornerstone Blvd #230, Daytona Beach, FL 32117, United States
Foundational Education Group, Inc. (4)(9)	Commercial Services & Supplies	First Lien Debt	L + 4.25%	4.75%	8/31/2028		9,143	9,056	9,166	0.07%
4500 East West Highway Suite 300 Bethesda,MD,20814 United States
Freeport LNG Investments, LLLP (9)	Oil, Gas & Consumable Fuels	First Lien Debt	L + 3.50%	4.00%	12/21/2028		4,230	4,190	4,195	0.03%
333 Clay Street Suite 5050 Houston,TX,77002 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Frontline Road Safety, LLC (4)(7)(10)	Transportation Infrastructure	First Lien Debt	L + 5.75%	6.50%	5/3/2027		136,605	134,176	131,482	1.02%
2714 Sherman Street, Grand Prairie, TX 75051 United States
Galaxy XXV CLO, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 5.95%	6.16%	10/25/2031		4,000	3,943	3,966	0.03%
P.O. Box 1093 Queensgate House George Town, Grand Cayman, Cayman Islands
Galway Borrower, LLC (4)(7)(10)	Insurance	First Lien Debt	L + 5.25%	6.00%	9/24/2028		238,194	233,541	233,365	1.82%
1 California Street, Suite 400, San Francisco, CA 94111
Garda World Security Corp. (6)(8)	Commercial Services & Supplies	First Lien Debt	L + 4.25%	4.36%	10/30/2026		29,435	29,511	29,432	0.23%
1390 Barre Street, Montreal QC H3C 1N4 Canada
GC EOS Buyer, Inc. (8)	Health Care Providers & Services	First Lien Debt	L + 4.50%	4.60%	8/1/2025		2,003	1,993	2,003	0.02%
29627 Renaissance Blvd., Howell Township, NJ 07727 United States
GCX Corporation Buyer, LLC (4)(7)(10)	Health Care Equipment & Supplies	First Lien Debt	L + 5.50%	6.25%	9/13/2027		197,505	193,079	192,880	1.50%
3875 Cypress Drive, Petaluma, CA 94954, United States
Genuine Cable Group, LLC (4)(6)(7)(10)	Distributors	First Lien Debt	L + 5.75%	6.50%	11/2/2026		22,695	22,079	22,239	0.17%
50 Broadway, Hawthorne, NY 10532, United States
Genuine Financial Holdings, LLC (8)	Commercial Services & Supplies	First Lien Debt	L + 3.75%	3.85%	7/11/2025		6,938	6,850	6,924	0.05%
3349 Michelson Drive Suite 150 Irvine, CA 92612 United States
Geon Performance Solutions, LLC (10)	Chemicals	First Lien Debt	L + 4.75%	5.50%	8/9/2028		7,389	7,336	7,463	0.06%
25777 Detroit Road Suite 202 Westlake,OH,44145 United States
GI Consilio Parent, LLC (7)(9)	Software	First Lien Debt	L + 4.00%	4.50%	4/30/2028		19,192	18,478	19,016	0.15%
188 The Embarcadero, San Francisco, CA United States 94016
GI Ranger Intermediate, LLC (4)(7)(10)	Health Care Technology	First Lien Debt	L + 6.00%	6.75%	10/29/2028		117,720	115,039	114,970	0.89%
188 The Embarcadero Suite 700 San Francisco, CA 94105 United States
Gigamon Inc. (10)	Software	First Lien Debt	L + 3.75%	4.50%	12/27/2024		22,565	22,603	22,610	0.18%
3300 Olcott Street, Santa Clara CA 95054 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Global Medical Response, Inc. (11)	Health Care Providers & Services	First Lien Debt	L + 4.25%	5.25%	10/2/2025		21,619	21,698	21,560	0.17%
6363 S Fiddlers Green Circle 14th floor Greenwood Village CO 80111 United States
Go Car Wash Management Corp. (4)(7)(11)	Diversified Consumer Services	First Lien Debt	L + 5.75%	6.75%	12/31/2026		44,291	42,789	42,744	0.33%
9801 Troup Ave, Kansas City, Kansas 66111, USA
Goldentree Loan Management US Clo 8 Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.15%	6.32%	10/20/2034		6,200	6,200	6,122	0.05%
300 Park Avenue, 21st Floor New York, NY 10022, United States
Gordian Medical, Inc. (10)	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.00%	3/29/2027		66,833	64,778	66,554	0.52%
17595 Cartwright Road, Irvine CA 92614 United States
GovernmentJobs.com, Inc. (4)(6)(7)(10)	Software	First Lien Debt	L + 5.50%	6.25%	12/1/2028		145,966	142,065	142,025	1.10%
300 Continental Blvd., El Segundo, CA 90245, United States
Graham Packaging Co, Inc. (10)	Containers & Packaging	First Lien Debt	L + 3.00%	3.75%	8/4/2027		4,963	4,972	4,956	0.04%
148 Quay Street Floor 9, Auckland Central Auckland, 1010 New Zealand
GraphPAD Software, LLC (4)(7)(11)	Software	First Lien Debt	L + 5.50%	6.50%	4/27/2027		35,804	35,270	35,318	0.27%
2365 Northside Dr #560, San Diego, CA 92108 United States
Great Day Improvements, LLC (4)(7)(9)	Building Products	First Lien Debt	L + 6.25%	6.75%	12/29/2027		245,000	239,342	239,335	1.86%
700 East Highland Road Macedonia,OH,44056 United States
Greeneden U.S. Holdings II, LLC (10)	Software	First Lien Debt	L + 4.00%	4.75%	12/1/2027		34,775	34,908	34,938	0.27%
2001 Junipero Serra Blvd, Daly City CA 94014 United States
Gruden Acquisition, Inc. (4)(7)(11)	Road & Rail	First Lien Debt	L + 5.25%	6.25%	7/1/2028		78,593	76,447	76,286	0.59%
4041 Park Oaks Blvd, Suite 200, Tampa, FL 33610, United States
Guidehouse LLP (4)(7)(10)	Professional Services	First Lien Debt	L + 5.50%	6.25%	10/16/2028		1,210,823	1,199,067	1,198,715	9.33%
1730 Pennsylvania Ave NW. Washington, District of Columbia 20006 US

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Gulf Stream Meridian 5, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.33%	6.45%	7/15/2034		3,500	3,487	3,475	0.03%
4350 Congress Street, Charlotte, NC 28209 United States
Halseypoint Clo 5, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.95%	6.95%	1/30/2035		9,500	9,310	9,310	0.07%
c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands
Heartland Dental, LLC (8)	Health Care Providers & Services	First Lien Debt	L + 4.00%	4.10%	4/30/2025		15,057	14,999	15,054	0.12%
9 West 57th Street Suite 4200 New York NY 10019 United States
Helix TS, LLC (4)(7)(10)	Transportation Infrastructure	First Lien Debt	L + 5.75%	6.50%	8/4/2027		108,579	106,542	106,407	0.83%
114 Capital Way Christiana, TN 37037, United States
Herschend Entertainment Co, LLC (9)	Entertainment	First Lien Debt	L + 3.75%	4.25%	8/27/2028		5,306	5,255	5,306	0.04%
2800 West Highway 76 Branson,MO,65616 United States
HIG Orca Acquisition Holdings, Inc. (4)(7)(11)	Professional Services	First Lien Debt	L + 6.00%	7.00%	8/17/2027		100,569	98,500	98,282	0.76%
100 Cummings Center, Suite 206L, Beverly, MA 01915, United States
High Street Buyer, Inc. (4)(7)(10)	Insurance	First Lien Debt	L + 6.00%	6.75%	4/14/2028		92,587	90,757	90,519	0.70%
600 Unicorn Park Drive, Suite 208, Woburn, MA 01801 United States
Howden Group Holdings Limited (6)(10)	Insurance	First Lien Debt	L + 3.25%	4.00%	11/12/2027		14,040	14,011	14,001	0.11%
1 Creechurch Place, London, EC3A 5AF United Kingdom
HS Purchaser, LLC (10)	Software	Second Lien Debt	L + 6.75%	7.50%	11/19/2027		71,000	71,128	71,030	0.55%
6455 City West Parkway Eden Prairie, MN United States
HS Purchaser, LLC (10)	Software	First Lien Debt	L + 4.00%	4.75%	11/19/2026		30,955	30,988	30,909	0.24%
6455 City West Parkway Eden Prairie, MN United States
HUB International Limited (10)	Insurance	First Lien Debt	L + 3.25%	4.00%	4/25/2025		12,595	12,576	12,610	0.10%
55 East Jackson Blvd 14th Floor Chicago IL 60604 United States
HUB International Limited (8)	Insurance	First Lien Debt	L + 2.75%	2.87%	4/25/2025		2,969	2,970	2,939	0.02%
55 East Jackson Blvd 14th Floor Chicago IL 60604 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Hyland Software, Inc. (10)	Software	First Lien Debt	L + 3.50%	4.25%	7/1/2024		23,314	23,362	23,431	0.18%
28500 Clemens Road, Westlake OH 44145 United States
Hyperion Materials & Technologies, Inc. (9)	Chemicals	First Lien Debt	L + 4.50%	5.00%	8/28/2028		25,252	25,160	25,326	0.20%
6325 Huntley Road Worthington,OH,43229 United States
IBC Capital US, LLC (6)(8)	Containers & Packaging	First Lien Debt	L + 3.75%	3.97%	9/11/2023		18,513	18,477	18,393	0.14%
3 Changi South Street 1, Santa United Building, #03-01 Singapore 486795
Icebox Holdco III, Inc. (9)	Trading Companies & Distributors	Second Lien Debt	L + 6.75%	7.25%	12/16/2029		22,500	22,275	22,599	0.18%
3039 Premiere Parkway Suite 600 Duluth,GA,30097 United States
ICS US Holdings, Inc. (6)(9)	Health Care Providers & Services	First Lien Debt	L + 5.25%	5.75%	6/8/2028		35,000	33,250	33,250	0.26%
161 Bay Street PO Box 700 Toronto,ON, M5J 2S1 Canada
Idera, Inc. (10)	Software	First Lien Debt	L + 3.75%	4.50%	2/4/2028		41,607	41,506	41,626	0.32%
Brookhollow Ctr III, 2950 Nort Loop Freeway W, Suite 700 Houston TX 77092 United States
Idera, Inc. (4)(10)	Software	Second Lien Debt	L + 6.75%	7.50%	2/4/2029		30,331	30,229	30,407	0.24%
Brookhollow Ctr III, 2950 Nort Loop Freeway W, Suite 700 Houston TX 77092 United States
IG Investments Holdings, LLC (4)(7)(10)	Professional Services	First Lien Debt	L + 6.00%	6.75%	9/22/2028		596,565	584,680	592,797	4.61%
4170 Ashford Dunwood Road, Northeast, Ste 250 Atlanta GA 30319 United States
Illuminate Merger Sub Corp. (9)	Building Products	First Lien Debt	L + 3.50%	4.00%	6/30/2028		8,000	7,944	7,949	0.06%
198 Van Buren Street, Suite 200. Herndon, Virginia 20170 United States
Imperva, Inc. (11)	Software	First Lien Debt	L + 4.00%	5.00%	1/12/2026		19,317	19,404	19,316	0.15%
3400 Bridge Parkway Suite 200 Redwood City CA 94065 United States
Imprivata, Inc. (9)	Software	First Lien Debt	L + 3.50%	4.00%	12/1/2027		3,980	3,992	3,982	0.03%
10 Maguire Road, Building 1 Suite 125 Lexington MA 02421 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Infinite Bidco, LLC (9)	Electronic Equipment, Instruments & Components	First Lien Debt	L + 3.75%	4.25%	2/24/2028		21,831	21,806	21,797	0.17%
17792 Fitch, Irvine, CA 92614 United States
Ingram Micro, Inc. (9)	Electronic Equipment, Instruments & Components	First Lien Debt	L + 3.50%	4.00%	3/31/2028		3,980	3,942	3,986	0.03%
360 North Crescent Drive, Beverly Hills CA 90210 United States
Inmar, Inc. (11)	Professional Services	First Lien Debt	L + 4.00%	5.00%	5/1/2024		16,004	15,992	16,012	0.12%
8150 Industrial Blvd, Breinigsville, PA 18031 United States
Inovalon Holdings, Inc. (4)(5)(10)	IT Services	Second Lien Debt	L + 10.50% PIK	11.25%	11/24/2033		82,638	80,180	80,159	0.62%
4321 Collington Rd, Bowie, MD 20716, United States
Inovalon Holdings, Inc. (4)(7)(10)	IT Services	First Lien Debt	L + 5.75%	6.50%	11/24/2028		931,793	907,468	907,254	7.06%
4321 Collington Rd, Bowie, MD 20716, United States
Instant Brands Holdings, Inc. (10)	Household Durables	First Lien Debt	L + 5.00%	5.75%	4/12/2028		81,813	80,711	76,904	0.60%
499 Park Avenue 21st Floor New York NY 10022 United States
Integrity Marketing Acquisition, LLC (4)(11)	Insurance	First Lien Debt	L + 5.75%	6.75%	8/27/2025		39,758	39,280	39,659	0.31%
2300 Highland Village Suite 300 Highland Village, TX 75077 United States
Integrity Marketing Acquisition, LLC (4)(7)(10)	Insurance	First Lien Debt	L + 5.50%	6.25%	8/27/2025		36,854	35,775	36,165	0.28%
2300 Highland Village Suite 300 Highland Village, TX 75077 United States
International SOS The Americas LP (6)(9)	Commercial Services & Supplies	First Lien Debt	L + 3.75%	4.25%	8/5/2028		2,331	2,309	2,337	0.02%
Chai Chee Roa, No 04-02 Viva Business Park, Blk 750 Oa Singapore, ,469000 Singapore
ION Trading Finance Ltd. (6)(8)	Software	First Lien Debt	L + 4.75%	4.97%	3/26/2028		18,310	18,305	18,381	0.14%
Simmonscourt Road Minerva House, 4th Floor Dublin 4, D04H9P8 Ireland
IRB Holding Corp. (11)	Hotels, Restaurants & Leisure	First Lien Debt	L + 3.25%	4.25%	12/15/2027		34,705	34,778	34,753	0.27%
Three Glenlake Parkway Northeast Atlanta GA 30328 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Ivanti Software, Inc. (10)	Software	First Lien Debt	L + 4.00%	4.75%	12/1/2027		3,993	3,985	3,979	0.03%
10377 South Jordan Gateway Suite 110 South Jordan UT 84095 United States
Ivanti Software, Inc. (11)	Software	First Lien Debt	L + 4.75%	5.75%	12/1/2027		14,357	14,328	14,397	0.11%
10377 South Jordan Gateway Suite 110 South Jordan UT 84095 United States
Jacuzzi Brands, LLC (4)(11)	Building Products	First Lien Debt	L + 6.50%	7.50%	2/25/2025		52,938	52,414	52,938	0.41%
3925 City Center Drive Suite 200 Chino Hills CA 91709 United States
Jamestown CLO XIV, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 7.20%	7.33%	10/20/2034		10,000	9,802	9,851	0.08%
280 Park Avenue New York,NY,10017 United States
Java Buyer, Inc. (4)(7)(10)	Commercial Services & Supplies	First Lien Debt	L + 5.75%	6.50%	12/15/2027		136,278	132,073	132,067	1.03%
191 4TH St W Ketchum, ID, 83340-9400 United States
Jayhawk Buyer, LLC (4)(11)	Health Care Providers & Services	Second Lien Debt	L + 8.75%	9.75%	10/15/2027		29,372	28,840	29,005	0.23%
8717 West 110th Street, Suite 300 Overland Park, KS 66210
Jayhawk Buyer, LLC (4)(11)	Health Care Providers & Services	First Lien Debt	L + 5.00%	6.00%	10/15/2026		204,293	200,666	202,250	1.57%
8717 West 110th Street, Suite 300 Overland Park, KS 66210
Jazz Pharmaceuticals, Inc. (6)(9)	Pharmaceuticals	First Lien Debt	L + 3.50%	4.00%	4/21/2028		5,985	5,957	6,015	0.05%
1 Burlington Road 4th Floor, Connaught House Dublin, 4 Ireland
Jones Deslauriers Insurance Management, Inc. (6)(7)(10)	Insurance	First Lien Debt	C + 4.25%	5.00%	3/28/2028		81,932	63,941	64,639	0.50%
2375 Skymark Avenue, Mississauga, Ontario L4W 4Y6
Jones Deslauriers Insurance Management, Inc. (6)(7)(9)	Insurance	Second Lien Debt	C + 7.50%	8.00%	3/26/2029		30,259	23,498	24,296	0.19%
2375 Skymark Avenue, Mississauga, Ontario L4W 4Y6

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
JSS Holdings, Inc. (4)(10)	Commercial Services & Supplies	First Lien Debt	L + 6.00%	6.75%	12/17/2028		243,525	239,876	241,699	1.88%
180 North Stetson, 29th Floor, Chicago, IL 60601 United States
JSS Holdings, Inc. (4)(11)	Commercial Services & Supplies	First Lien Debt	L + 6.25%	7.25%	12/17/2028		46,505	45,900	46,157	0.36%
180 North Stetson, 29th Floor, Chicago, IL 60601 United States
Kaufman Hall & Associates, LLC (4)(7)(10)	Professional Services	First Lien Debt	L + 5.50%	6.25%	12/14/2028		78,000	76,254	76,242	0.59%
10 S. Wacker, Suite 3375 Chicago, Illinois 60606, United States
Kayne CLO III, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.62%	4/15/2032		5,000	5,009	4,998	0.04%
1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States
Knowledge Pro Buyer, Inc. (4)(7)(10)	Commercial Services & Supplies	First Lien Debt	L + 5.75%	6.50%	12/10/2027		45,655	44,433	44,421	0.35%
Country Squire Lane Princeton Junction NJ 8550, United States
Kodiak BP, LLC (10)	Building Products	First Lien Debt	L + 3.25%	4.00%	2/25/2028		10,389	10,369	10,330	0.08%
1745 Shea Center Drive Suite 130 Highlands Ranch CO 80129 United States
KPSKY Acquisition, Inc. (4)(7)(10)	Commercial Services & Supplies	First Lien Debt	L + 5.50%	6.25%	10/19/2028		197,224	193,290	193,280	1.50%
500 Unicorn Park 3rd Floor Woburn, MA 01801, United States
KUEHG Corp. (11)	Diversified Consumer Services	First Lien Debt	L + 3.75%	4.75%	2/21/2025		22,830	22,577	22,417	0.17%
650 North East Holladay Street, Portland OR 97232 United States
Kwor Acquisition, Inc. (4)(7)(10)	Professional Services	First Lien Debt	L + 5.25%	6.00%	12/22/2028		89,024	87,530	87,524	0.68%
303 Timber Creek Hammond,LA,70403 United States
L&S Mechanical Acquisition, LLC (4)(7)(10)	Building Products	First Lien Debt	L + 5.75%	6.50%	9/1/2027		114,795	112,627	112,499	0.88%
1101 E Arapaho Rd, Suite 190, Richardson, TX 75081, United States
LABL, Inc. (9)	Containers & Packaging	First Lien Debt	L + 5.00%	5.50%	10/29/2028		7,143	7,037	7,144	0.06%
375 Park Avenue 18th Floor New York,NY,10152 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
LAH Borrower, LL (4)(6)(10)	Diversified Consumer Services	First Lien Debt	L + 5.75%	6.50%	10/12/2027		9,250	9,071	9,215	0.07%
307 S. Robertson Blvd., Beverly Hills, CA 90211
Latham Pool Products, Inc. (8)	Building Products	First Lien Debt	L + 6.00%	6.10%	6/18/2025		105,696	105,247	106,269	0.83%
787 Watervliet Shaker Road Latham NY 2110 United States
LBM Acquisition, LLC (10)	Trading Companies & Distributors	First Lien Debt	L + 3.75%	4.50%	12/17/2027		34,953	34,839	34,694	0.27%
1000 Corporate Grove Drive, Buffalo Grove IL 60089 United States
LD Lower Holdings, Inc. (4)(7)(11)	Software	First Lien Debt	L + 6.50%	7.50%	2/8/2026		118,976	116,974	117,786	0.92%
8201 Greensboro Drive, Suite 717 Mclean, VA 22102-3810 United States
Learning Care Group (11)	Diversified Consumer Services	First Lien Debt	L + 3.25%	4.25%	3/13/2025		19,838	19,548	19,491	0.15%
21333 Haggerty Rd., Suite 300, Novi, MI 48375 United States
Lereta, LLC (10)	Diversified Financial Services	First Lien Debt	L + 5.25%	6.00%	7/27/2028		34,635	34,309	34,664	0.27%
1123 Parkview Drive Covina,CA,91724 United States
Lew’s Intermediate Holdings, LLC (4)(10)	Leisure Products	First Lien Debt	L + 5.00%	5.75%	1/26/2028		26,202	25,972	26,136	0.20%
209 Stoneridge Dr, Columbia, South Carolina 29210
LifePoint Health, Inc. (8)	Health Care Providers & Services	First Lien Debt	L + 3.75%	3.85%	11/16/2025		10,000	10,018	10,005	0.08%
330 Seven Springs Way, Brentwood TN 37027 United States
Lindstrom, LLC (4)(11)	Building Products	First Lien Debt	L + 6.25%	7.25%	4/7/2025		27,963	27,739	27,963	0.22%
2950 100th Court Northeast Blaine MN 55449 United States
Linquest Corp. (4)(7)(10)	Aerospace & Defense	First Lien Debt	L + 5.75%	6.50%	7/28/2028		157,106	153,737	153,516	1.19%
5140 West Goldleaf Circle, Suite 400, Los Angeles, CA 90056, United States
Liquid Tech Solutions Holdings, LLC (4)(10)	Transportation Infrastructure	First Lien Debt	L + 4.75%	5.50%	3/19/2028		19,288	19,200	19,288	0.15%
79 Madison Ave #439, New York, NY 10016 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Livingston International, Inc. (4)(6)(10)	Air Freight & Logistics	First Lien Debt	L + 5.50%	6.25%	4/30/2027		105,679	104,902	104,622	0.81%
The West Mall Suite 400 Toronto ON M9C 5K7 Canada
Loar Group, Inc. (4)(11)	Aerospace & Defense	First Lien Debt	L + 7.25%	8.25%	10/2/2023		29,422	29,422	29,422	0.23%
450 Lexington Avenue, New York, NY 10017 United States
Loyalty Ventures, Inc. (9)	Diversified Consumer Services	First Lien Debt	L + 4.50%	5.00%	11/3/2027		9,375	9,189	9,355	0.07%
7500 Dallas Parkway Suite 700 Plano,TX,75024 United States
LSCS Holdings, Inc. (9)	Life Sciences Tools & Services	Second Lien Debt	L + 8.00%	8.50%	11/30/2029		40,000	39,401	39,900	0.31%
190 North Milwaukee Street Milwaukee,WI,53202 United States
LSCS Holdings, Inc. (9)	Life Sciences Tools & Services	First Lien Debt	L + 4.50%	5.00%	12/16/2028		15,748	15,664	15,772	0.12%
190 North Milwaukee Street Milwaukee,WI,53202 United States
LSF11 Skyscraper Holdco S.à r.l, LLC (6)(10)	Chemicals	First Lien Debt	L + 3.50%	4.25%	9/29/2027		19,850	19,758	19,863	0.15%
33 rue du Puits Romain, Bertrange, L-8070 Luxembourg
Lucid Energy Group II Borrower, LLC (6)(10)	Oil, Gas & Consumable Fuels	First Lien Debt	L + 4.25%	5.00%	11/24/2028		14,988	14,839	14,830	0.12%
3100 McKinnon St Suite 800 Dallas,TX,75201 United States
Lucky Bucks, LLC (6)(10)	Leisure Products	First Lien Debt	L + 5.50%	6.25%	7/21/2027		58,000	56,906	57,130	0.44%
5820 Live Oak Parkway Suite 300 Norcross,GA,30071 United States
Lytx, Inc. (4)(11)	Technology Hardware, Storage & Peripherals	First Lien Debt	L + 6.75%	7.75%	2/28/2026		46,363	46,453	46,132	0.36%
9785 Towne Centre Drive San Diego CA 92121 United States
MA FinanceCom, LLC (6)(11)	Software	First Lien Debt	L + 4.25%	5.25%	6/5/2025		4,936	4,999	5,013	0.04%
22-30 Old Bath Road The Lawn, Berkshire Newbury, RG14 1QN United Kingdom
Mad Engine Global, LLC (11)	Textiles, Apparel & Luxury Goods	First Lien Debt	L + 7.00%	8.00%	6/30/2027		26,831	26,204	26,429	0.21%
6740 Cobra Way, San Diego, CA, 92121 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Madison IAQ, LLC (9)	Electrical Equipment	First Lien Debt	L + 3.25%	3.75%	6/16/2028		6,989	6,956	6,992	0.05%
500 W Madison St #3890, Chicago IL United States
Madison Safety & Flow LLC (8)	Industrial Conglomerates	First Lien Debt	L + 3.75%	4.25%	12/14/2028		5,195	5,169	5,201	0.04%
444 West Lake, Suite 4400, Chicago, IL 60606
MAG DS Corp. (11)	Aerospace & Defense	First Lien Debt	L + 5.50%	6.50%	4/1/2027		10,849	10,680	9,981	0.08%
3580 Groupe Drive Suite 200 Woodbridge VA 22192 United States
Mandolin Technology Intermediate Holdings, Inc. (4)(7)(9)	Software	First Lien Debt	L + 3.75%	4.25%	7/6/2028		78,300	77,094	77,018	0.60%
Nova Tower 1, 1 Allegheny Square, Suite 800, Pittsburgh, PA 15212, United States
Mandolin Technology Intermediate Holdings, Inc. (4)(9)	Software	Second Lien Debt	L + 6.50%	7.00%	7/6/2029		31,950	31,529	31,471	0.24%
Nova Tower 1, 1 Allegheny Square, Suite 800, Pittsburgh, PA 15212, United States
MAR Bidco Sarl (6)(9)	Containers & Packaging	First Lien Debt	L + 4.25%	4.75%	4/20/2028		3,806	3,788	3,813	0.03%
320 Stewart Rd, Wilkes-Barre, PA 18706 United States
Maravai Intermediate Holdings, LLC (6)(11)	Life Sciences Tools & Services	First Lien Debt	L + 3.75%	4.75%	10/19/2027		1,978	2,000	1,989	0.02%
10770 Wateridge Circle Suite 200. San Diego, CA 92121 United States
Marcone Yellowstone Buyer, Inc. (7)(10)	Distributors	First Lien Debt	L + 5.50%	6.25%	12/23/2028		83,636	81,696	81,696	0.64%
One City Place Ste 400 St Louis MO 63141, United States
Material Holdings, LLC (4)(7)(10)	Professional Services	First Lien Debt	L + 5.75%	6.50%	8/19/2027		246,741	241,860	241,539	1.88%
27 Provost Street, London, N1 7NH, United Kingdom
Maverick Acquisition, Inc. (4)(10)	Software	Second Lien Debt	L + 6.75%	7.50%	4/28/2029		17,000	16,922	17,085	0.13%
3063 Philmont Ave B, Huntingdon Valley, PA 19006 United States
Maverick Acquisition, Inc. (4)(5)(7)(11)	Software	First Lien Debt	L + 6.00%	7.00%	6/1/2027		49,180	48,049	48,526	0.38%
3063 Philmont Ave B, Huntingdon Valley, PA 19006 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Maverick Acquisition, Inc. (5)(10)	Software	First Lien Debt	L + 3.75%	4.50%	4/28/2028		17,000	16,922	17,032	0.13%
3063 Philmont Ave B, Huntingdon Valley, PA 19006 United States
MaxGen Energy Services Corporation (4)(11)	Commercial Services & Supplies	First Lien Debt	L + 4.75%	5.75%	6/2/2027		59,700	58,353	58,208	0.45%
1690 Scenic Ave, Costa Mesa, CA 92626 United States
McCarthy & Stone PLC (5)(6)(8)	Real Estate Management & Development	First Lien Debt	7.00%	7.00%	12/16/2025		20,000	28,004	26,936	0.21%
2711 North Haskell Avenue Suite 1700 Dallas TX 75204 United States
McGraw-Hill Education, Inc. (9)	Media	First Lien Debt	L + 4.75%	5.25%	7/28/2028		28,790	28,514	28,704	0.22%
2 Penn Plaza 20th Floor New York,NY,10121 United States
Medallia, Inc. (4)(6)(10)	Software	First Lien Debt	L + 6.75% PIK	7.50%	10/29/2028		677,068	663,808	663,527	5.16%
200 W 41st St, New York, NY 10036, United States
Metis Buyer, Inc. (10)	Auto Components	First Lien Debt	L + 4.00%	4.75%	5/4/2028		49,750	48,510	49,859	0.39%
358 Saw Mill River Rd, Millwood, NY 10546 United States
Metis Buyer, Inc. (4)(5)(7)(8)—Revolving Term Loan	Auto Components	First Lien Debt	L + 3.75%	3.85%	5/4/2028		4,275	4,099	4,221	0.03%
358 Saw Mill River Rd, Millwood, NY 10546 United States
MH Sub I, LLC (11)	Interactive Media & Services	First Lien Debt	L + 3.75%	4.75%	9/13/2024		34,088	34,142	34,201	0.27%
909 North Pacific Coast Highway, 11th Floor El Segundo CA 90245 United States
MHE Intermediate Holdings, LLC (4)(5)(7)(11)	Machinery	First Lien Debt	L + 5.75%	6.75%	7/21/2027		9,912	9,709	9,700	0.08%
3235 Levis Common Blvd. Perrysburg, OH 43551
Mi Windows and Doors, LLC (10)	Building Products	First Lien Debt	L + 3.75%	4.50%	12/18/2027		24,288	24,404	24,425	0.19%
650 West Market Street, Gratz, PA 17030 United States
Mic Glen, LLC (9)	Software	Second Lien Debt	L + 6.75%	7.25%	6/22/2029		19,000	18,941	19,079	0.15%
88 S State St, Hackensack, NJ 07601 United States
Mic Glen, LLC (9)	Software	First Lien Debt	L + 3.50%	4.00%	7/21/2028		4,011	3,991	3,990	0.03%
88 S State St, Hackensack, NJ 07601 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Midwest Physician Administrative Services, LLC (10)	Health Care Providers & Services	First Lien Debt	L + 3.25%	4.00%	3/5/2028		6,377	6,350	6,348	0.05%
1100 West 31st Street Suite 300 Downers Grove IL 60515 United States
Minotaur Acquisition, Inc. (8)	Professional Services	First Lien Debt	L + 4.75%	4.85%	3/27/2026		18,566	18,560	18,496	0.14%
2001 Spring Road, Suite 700 Oak Brook, Illinois 60523 United States
Mitchell International, Inc. (9)	Diversified Financial Services	First Lien Debt	L + 3.75%	4.25%	10/15/2028		38,979	38,694	38,809	0.30%
6220 Greenwich Drive, San Diego CA 92122 United States
Mobileum, Inc. (4)(11)	Software	First Lien Debt	L + 4.75%	5.75%	8/12/2024		48,574	48,059	48,387	0.38%
101 Huntington Avenue, Boston MA 02199 United States
Mode Purchaser, Inc. (4)(11)	Air Freight & Logistics	First Lien Debt	L + 6.25%	7.25%	12/9/2026		34,388	33,430	34,388	0.27%
17330 Preston Rd., Suite 200 C Dallas, TX 75252 United States
Monk Holding Co. (4)(7)(10)	Software	First Lien Debt	L + 5.75%	6.50%	12/1/2027		92,268	89,502	89,533	0.70%
5473 Morris Hunt Dr Fort Mill, SC, 29708-6523 United States
Morgan Stanley Eaton Vance Clo 2021-1, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.75%	6.90%	10/20/2034		6,500	6,500	6,493	0.05%
522 5th Avenue New York,NY,10036 United States
Mozart Borrower LP (9)	Health Care Equipment & Supplies	First Lien Debt	L + 3.25%	3.75%	9/20/2028		30,000	29,171	30,027	0.23%
1 Medline Place Mundelein,IL,60060 United States
MRI Software, LLC (7)(11)	Software	First Lien Debt	L + 5.50%	6.50%	2/10/2026		13,261	13,185	13,244	0.10%
28925 Fountain Parkway Solon OH 44139 United States
National Intergovernmental Purchasing Alliance Co. (8)	Professional Services	First Lien Debt	L + 3.50%	3.72%	5/23/2025		5,032	5,010	5,009	0.04%
840 Crescent Centre Drive Suite 600 Franklin TN 37067 United States
National Mentor Holdings, Inc. (7)(10)	Health Care Providers & Services	First Lien Debt	L + 3.75%	4.50%	2/18/2028		11,320	11,038	10,943	0.09%
313 Congress Street 5th Floor Boston MA 02210 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Navigator Acquiror, Inc. (4)(7)(9)	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.25%	7/16/2027		375,002	371,541	373,127	2.90%
311 South Wacker Drive, 64th Floor, Chicago, IL 60606, United States
NDC Acquisition Corp. (4)(11)	Distributors	First Lien Debt	L + 5.75%	6.75%	3/9/2027		22,331	21,801	22,108	0.17%
402 BNA Drive, Suite 500, Nashville, TN 37217
NDC Acquisition Corp. (4)(5)(7)(11)—Revolving Term Loan	Distributors	First Lien Debt	L + 5.75%	6.75%	3/9/2027		214	133	180	0.00%
402 BNA Drive, Suite 500, Nashville, TN 37217
Netsmart Technologies, Inc. (10)	Health Care Technology	First Lien Debt	L + 4.00%	4.75%	10/1/2027		24,813	24,916	24,900	0.19%
11100 Nall Avenue, Overland Park KS 66211 United States
Neuberger Berman Loan Advisers CLO 38, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.25%	6.38%	10/20/2035		11,000	11,000	10,906	0.08%
1290 Avenue of the Americas New York,NY,10104 United States
New Arclin US Holding Corp. (6)(7)(9)	Chemicals	First Lien Debt	L + 3.75%	4.25%	9/21/2028		20,208	20,115	20,209	0.16%
1000 Holcomb Woods Parkway Suite 342 Roswell GA 30076 United States
NFP Corp. (8)	Insurance	First Lien Debt	L + 3.25%	3.35%	2/15/2027		9,525	9,506	9,388	0.07%
340 Madison Avenue 20th Floor New York NY 10173 United States
NIC Acquisition Corp. (10)	Chemicals	Second Lien Debt	L + 7.75%	8.50%	12/29/2028		31,500	31,081	31,106	0.24%
150 Dascomb Road Andover, MA 01810
NIC Acquisition Corp. (10)	Chemicals	First Lien Debt	L + 3.75%	4.50%	12/29/2027		13,837	13,824	13,698	0.11%
150 Dascomb Road Andover, MA 01810
Nintex Topco Limited (4)(6)(10)	Software	First Lien Debt	L + 5.75%	6.50%	11/13/2028		655,025	642,181	641,925	4.99%
10800 NE 8th Street, Suite 400 Bellevue, WA 98004 USA
NMC Crimson Holdings, Inc. (4)(7)(10)	Health Care Technology	First Lien Debt	L + 6.00%	6.75%	3/1/2028		71,173	68,879	69,279	0.54%
1050 Winter Street, Suite 2700 Waltham, MA 02451

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Numericable US, LLC (6)(8)	Diversified Telecommunication Services	First Lien Debt	L + 3.69%	3.81%	1/31/2026		5,050	5,056	5,016	0.04%
5, rue Eugène Ruppert L—2453 Luxembourg LU
Numericable US, LLC (6)(8)	Diversified Telecommunication Services	First Lien Debt	L + 4.00%	4.12%	8/14/2026		23,829	23,851	23,745	0.18%
5, rue Eugène Ruppert L—2453 Luxembourg LU
OCP CLO 2021-22, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.60%	6.77%	12/2/2034		7,500	7,500	7,500	0.06%
c/o Appleby Trusty (Cayman) Lt Clifton House, 75 Fort Street George Town, Grand Cayman, Cayman Islands
Octagon Investment Partners 41, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 7.13%	7.25%	10/15/2033		5,000	4,976	4,988	0.04%
250 Park Avenue 15th Floor New York,NY,10177 United States
Odyssey Holding Company, LLC (4)(11)	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.75%	11/16/2025		68,328	67,902	68,328	0.53%
100 Winners Circle Suite 440 Brentwood, TN 37027 United States
Olympus Water US Holding Corp. (9)	Chemicals	First Lien Debt	L + 3.75%	4.25%	9/21/2028		10,625	10,598	10,605	0.08%
360 North Crescent Drive Beverly Hills,CA,90210 United States
Onex Baltimore Buyer, Inc. (4)(7)(10)	Commercial Services & Supplies	First Lien Debt	L + 5.75%	6.50%	12/1/2027		260,796	255,309	255,275	1.99%
712 Fifth Avenue New York, NY 10019 U.S.A.
Onex TSG Intermediate Corp. (6)(10)	Health Care Providers & Services	First Lien Debt	L + 4.75%	5.50%	2/28/2028		15,257	15,044	15,273	0.12%
200 Corporate Boulevard, Lafayette LA 70508 United States
Packaging Coordinators Midco, Inc. (10)	Life Sciences Tools & Services	First Lien Debt	L + 3.75%	4.50%	11/30/2027		10,694	10,683	10,707	0.08%
3001 Red Lion Road Philadelphia,PA,19114 United States
Padagis, LLC (6)(9)	Health Care Providers & Services	First Lien Debt	L + 4.75%	5.25%	6/30/2028		10,371	10,296	10,338	0.08%
1251 Lincoln Rd Allegan, MI 49010 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Palmer Square CLO 2019-1, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.50%	11/14/2034		12,000	12,000	12,000	0.09%
1900 Shawnee Mission Parkway Suite 315 Mission Woods,KS,66205 United States
Park Place Technologies, LLC (4)(11)	IT Services	First Lien Debt	L + 5.00%	6.00%	11/10/2027		40,362	39,483	40,370	0.31%
5910 Landerbrook Drive, Mayfield Heights, OH 44124
Park River Holdings, Inc. (10)	Trading Companies & Distributors	First Lien Debt	L + 3.25%	4.00%	12/28/2027		35,482	34,625	35,205	0.27%
1 E. 4TH Street Suite 1400, Cincinnati, OH, 45202 United States
Pathway Vet Alliance, LLC (8)	Health Care Providers & Services	First Lien Debt	L + 3.75%	3.85%	3/31/2027		1,985	1,983	1,981	0.02%
4225 Guadalupe Street Austin, TX 78751 United States
Paya Holdings III, LLC (4)(5)(6)(7)(10)	Software	First Lien Debt	L + 3.25%	4.00%	6/16/2028		9,476	9,314	9,433	0.07%
303 Perimeter Center N Suite 600. Atlanta, Georgia 30346 United States
Peak Utility Services Group, Inc. (4)(7)(11)	Construction & Engineering	First Lien Debt	L + 5.00%	6.00%	2/26/2028		23,622	23,380	23,467	0.18%
310 Interlocken Parkway Suite 220 Broomfield CO 80021 United States
PECF USS Intermediate Holding III Corp. (9)	Commercial Services & Supplies	First Lien Debt	L + 4.25%	4.75%	12/15/2028		20,842	20,811	20,891	0.16%
118 Flanders Rd Westborough, MA 01581
Peraton Corp. (10)	Aerospace & Defense	Second Lien Debt	L + 7.75%	8.50%	2/26/2029		50,000	49,310	50,813	0.40%
12975 Worldgate Drive, Herndon VA 20170 United States
Peraton Corp. (10)	Aerospace & Defense	First Lien Debt	L + 3.75%	4.50%	2/1/2028		72,389	72,163	72,543	0.56%
12975 Worldgate Drive, Herndon VA 20170 United States
Perforce Software, Inc. (8)	Software	First Lien Debt	L + 3.75%	3.85%	7/1/2026		11,681	11,674	11,608	0.09%
2320 Blanding Avenue, Alameda CA 94501 United States
Petco Health & Wellness Co, Inc. (10)	Specialty Retail	First Lien Debt	L + 3.25%	4.00%	2/24/2028		4,899	4,887	4,899	0.04%
10850 Via Frontera, San Diego CA 92127 United States
PetSmart, Inc. (5)(10)	Specialty Retail	First Lien Debt	L + 3.75%	4.50%	2/11/2028		3,287	3,258	3,296	0.03%
19601 N 27th Ave, Phoenix, AZ, 85027-4010 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
PetVet Care Centers, LLC (10)	Health Care Providers & Services	First Lien Debt	L + 3.50%	4.25%	2/14/2025		31,505	31,530	31,540	0.25%
1 Gorham Island, Westport CT 06880 United States
PGIS Intermediate Holdings, LLC (4)(7)(10)	Insurance	First Lien Debt	L + 5.50%	6.25%	10/14/2028		64,080	62,478	62,505	0.49%
5704 Binbranch Ln McKinney, TX, 75071-8475 United States
Phoenix Guarantor, Inc. (8)	Health Care Providers & Services	First Lien Debt	L + 3.25%	3.35%	3/5/2026		4,754	4,759	4,730	0.04%
805 N. Whittington Parkway, Louisville, Kentucky 40222 United States
Phoenix Guarantor, Inc. (8)	Health Care Providers & Services	First Lien Debt	L + 3.50%	3.60%	3/5/2026		8,086	8,086	8,064	0.06%
805 N. Whittington Parkway, Louisville, Kentucky 40222 United States
Phoenix Newco, Inc. (4)(9)	Life Sciences Tools & Services	Second Lien Debt	L + 6.50%	7.00%	11/15/2029		90,000	88,171	88,200	0.69%
195 West Street Waltham,MA,2451 United States
Phoenix Services Merger Sub, LLC (11)	Machinery	First Lien Debt	L + 3.75%	4.75%	3/1/2025		5,938	5,917	5,907	0.05%
805 North Whittington Parkway Louisville, KY 40222 United States
Pluto Acquisition I, Inc. (8)	Health Care Providers & Services	First Lien Debt	L + 4.00%	4.18%	6/22/2026		398	398	397	0.00%
251 Little Falls Drive, Wilmington, DE 19807 United States
Point Broadband Acquisition, LLC (4)(7)(11)	Diversified Telecommunication Services	First Lien Debt	L + 6.00%	7.00%	10/1/2028		162,000	157,216	157,037	1.22%
617 E. Lake St. Stanton, MI 48888 United States
Polymer Additives, Inc. (8)	Chemicals	First Lien Debt	L + 6.00%	6.13%	7/31/2025		30,420	28,311	29,675	0.23%
5929 Lakeside Blvd Indianapolis IN 46278 United States
Porcelain Acquisition Corp. (4)(7)(11)	Trading Companies & Distributors	First Lien Debt	L + 6.00%	7.00%	4/30/2027		71,334	68,594	68,732	0.53%
20 Sanker Road, Dickson, TN 37055 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Post CLO 2021-1, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.45%	6.65%	10/15/2034		6,000	6,000	6,000	0.05%
2049 Century Park East Suite 3050 Santa Monica,CA,90067 United States
PPM CLO 2, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.55%	6.67%	4/16/2032		5,000	5,008	4,976	0.04%
1 Angel Court, London EC2R 7AG United Kingdom
PPM CLO 4, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.62%	10/18/2034		8,775	8,775	8,753	0.07%
1 Angel Court, London EC2R 7AG United Kingdom
PPM CLO 5, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.63%	10/18/2034		4,800	4,800	4,788	0.04%
1 Angel Court, London EC2R 7AG United Kingdom
Pre-Paid Legal Services, Inc. (9)	Diversified Consumer Services	Second Lien Debt	L + 7.00%	7.50%	12/7/2029		25,000	24,750	24,985	0.19%
1 Pre-Paid Way, Ada OK 74820 United States
Pre-Paid Legal Services, Inc. (9)	Diversified Consumer Services	First Lien Debt	L + 3.75%	4.25%	5/1/2025		23,239	23,007	23,133	0.18%
1 Pre-Paid Way, Ada OK 74820 United States
Pretium PKG Holdings, Inc. (9)	Containers & Packaging	First Lien Debt	L + 4.00%	4.50%	8/27/2028		18,889	18,439	18,878	0.15%
15450 South Outer Forty Drive Suite 120 Chesterfield,MO,63017 United States
Pro Mach Group, Inc. (7)(11)	Machinery	First Lien Debt	L + 4.00%	5.00%	8/31/2028		16,527	16,505	16,614	0.13%
50 East Rivercenter Blvd Suite 1800 Covington KY 41011 United States
ProAmpac PG Borrower, LLC (10)	Containers & Packaging	First Lien Debt	L + 3.75%	4.50%	11/3/2025		30,050	30,103	30,121	0.23%
12025 Tricon Road, Cincinnati, OH 45246 United States
Prodege International Holdings, LLC (4)(7)(10)	Internet & Direct Marketing Retail	First Lien Debt	L + 5.75%	6.50%	12/15/2027		491,000	479,825	479,737	3.73%
100 North Pacific Coast Highway, 8th Floor El Segundo,CA,90245 United States
Profile Products, LLC (4)(7)(10)	Paper & Forest Products	First Lien Debt	L + 5.50%	6.25%	11/12/2027		115,420	112,583	112,517	0.88%
219 Simpson St SW Conover, NC, 28613-8207 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Progress Residential PM Holdings, LLC (4)(7)(10)	Real Estate Management & Development	First Lien Debt	L + 6.25%	7.00%	2/16/2028		70,324	68,756	71,027	0.55%
7500 N Dobson Rd., Suite 300 Scottsdale, AZ 85256
Project Alpha Intermediate Holding, Inc. (8)	Software	First Lien Debt	L + 4.00%	4.11%	4/26/2024		23,781	23,846	23,848	0.19%
211 South Gulph Road, Suite 500, King of Prussia, PA 19406 United States
Project Boost Purchaser, LLC (8)	Interactive Media & Services	First Lien Debt	L + 3.50%	3.60%	6/1/2026		990	990	990	0.01%
11660 Alpharetta Highway Suite 210 Roswell, GA 30076 United States
Project Boost Purchaser, LLC (9)	Interactive Media & Services	First Lien Debt	L + 3.50%	4.00%	6/1/2026		10,468	10,442	10,481	0.08%
11660 Alpharetta Highway Suite 210 Roswell, GA 30076 United States
Project Leopard Holdings, Inc. (11)	Software	First Lien Debt	L + 4.75%	5.75%	7/7/2024		25,787	25,843	25,851	0.20%
300 North La Salle Street, Suite 4350, Chicago, IL 60654 United States
Project Ruby Ultimate Parent Corp. (10)	Health Care Technology	First Lien Debt	L + 3.25%	4.00%	3/3/2028		8,547	8,507	8,549	0.07%
11711 West 79th Street Lenexa, Kansas 62214
Proofpoint, Inc. (5)(9)	Software	Second Lien Debt	L + 6.25%	6.75%	6/8/2029		95,000	94,541	96,306	0.75%
892 Ross Drive, Sunnyvale CA 94089 United States
PSKW Intermediate, LLC (4)(11)	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.25%	3/9/2026		22,106	22,106	22,106	0.17%
The Crossings at Jefferson Park, 200 Jefferson Park, Whippany, NJ 07981 United States
Qualus Power Services Corp. (4)(7)(11)	Electric Utilities	First Lien Debt	L + 5.50%	6.50%	3/26/2027		48,950	47,785	48,332	0.38%
4040 Rev Drive Cincinatti, OH 45232
Quantum Bidco, Ltd. (6)(8)	Food Products	First Lien Debt	S + 6.00%	6.11%	2/5/2028		18,500	24,474	24,712	0.19%
12 St James’s Square, St. James’s, London SW1Y 4LB
Quest Software US Holdings, Inc. (5)(6)(8)	Software	Second Lien Debt	L + 8.25%	8.38%	5/18/2026		11,098	11,103	11,113	0.09%
4 Polaris Way, Aliso Viejo CA 92656 United States
Quest Software US Holdings, Inc. (6)(8)	Software	First Lien Debt	L + 4.25%	4.38%	5/16/2025		26,966	26,950	26,976	0.21%
4 Polaris Way, Aliso Viejo CA 92656 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
R1 Holdings, LLC (4)(7)(11)	Air Freight & Logistics	First Lien Debt	L + 6.00%	7.00%	1/2/2026		38,742	38,698	38,742	0.30%
One Kellaway Drive Randolph, MA 02368 United States
Rad CLO 14, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.50%	1/15/2035		6,750	6,750	6,750	0.05%
1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States
Radiate Holdco, LLC (10)	Media	First Lien Debt	L + 3.25%	4.00%	9/25/2026		27,000	26,934	26,944	0.21%
650 College Road East, Suite 3100, Princeton, NJ 08540 United States
Radnet, Inc. (6)(10)	Health Care Providers & Services	First Lien Debt	L + 3.00%	3.75%	4/22/2028		4,912	4,890	4,918	0.04%
3830 Park Ave, Edison, NJ 08820 United States
Radwell International, LLC (4)(6)(7)(10)	Electrical Equipment	First Lien Debt	L + 5.50%	6.25%	7/13/2027		348,034	346,642	346,861	2.70%
Unit D, Dalewood Road, Lymedale Business Park, Newcastle Under Lyme, ST5 9QZ, United Kingdom
Razor Holdco, LLC (4)(10)	IT Services	First Lien Debt	L + 5.75%	6.50%	10/25/2027		191,200	187,495	187,376	1.46%
26 Meadow VW, Victoria, TX, 77904-1676, United States
Recess Holdings, Inc. (11)	Leisure Products	First Lien Debt	L + 3.75%	4.75%	9/30/2024		19,824	19,800	19,768	0.15%
544 Chestnut Street Chattanooga, TN 37402 United States
Recorded Books, Inc. (8)	Entertainment	First Lien Debt	L + 4.00%	4.10%	8/29/2025		15,615	15,631	15,623	0.12%
270 Skipjack Road, Prince Frederick MD 20678 United States
Recycle & Resource US, LLC (6)(9)	Commercial Services & Supplies	First Lien Debt	L + 3.50%	4.00%	7/8/2028		5,219	5,182	5,213	0.04%
305 Parramatta Road Auburn,NSW 2144 Australia
Red River Technology, LLC (4)(7)(11)	IT Services	First Lien Debt	L + 6.00%	7.00%	5/26/2027		150,822	148,448	145,920	1.14%
875 3rd Avenue, New York NY 10022 United States
Relativity ODA, LLC (4)(7)(11)	Software	First Lien Debt	L + 7.50% PIK	8.50%	5/12/2027		44,197	43,150	43,460	0.34%
231 South LaSalle Street, 8th Floor, Chicago, IL 60604 United States
Relay Purchaser, LLC (4)(7)(10)	Electrical Equipment	First Lien Debt	L + 6.00%	6.75%	8/30/2028		200,000	195,928	197,214	1.53%
517 Lyons Avenue, Irvington, NJ 07111, United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Resonetics, LLC (10)	Health Care Equipment & Supplies	First Lien Debt	L + 4.00%	4.75%	4/28/2028		18,666	18,616	18,689	0.15%
800 Boylston Street Suite 3325 Boston MA 02199 United States
Reverb Buyer, Inc. (7)(9)	Health Care Providers & Services	First Lien Debt	L + 3.50%	4.00%	11/1/2028		8,592	8,546	8,594	0.07%
3901 Centerview Drive Suite L Chantilly,VA,20151 United States
Revspring, Inc. (8)	Commercial Services & Supplies	First Lien Debt	L + 4.25%	4.47%	10/11/2025		15,443	15,323	15,501	0.12%
38705 Seven Mile Road Suite 450 Livonia MI 48152 United States
Roadsafe Holdings, Inc. (4)(7)(11)	Transportation Infrastructure	First Lien Debt	L + 5.75%	6.75%	10/19/2027		90,519	88,772	89,465	0.70%
3331 Street Rd #430, Bensalem, PA 19020 United States
Rocket Software, Inc. (8)	Software	First Lien Debt	L + 4.25%	4.35%	11/28/2025		14,840	14,864	14,780	0.11%
77 4th Avenue, Waltham MA 02451 United States
Rocket Software, Inc. (9)	Software	First Lien Debt	L + 4.25%	4.75%	11/28/2025		8,292	8,106	8,293	0.06%
77 4th Avenue, Waltham MA 02451 United States
Rockford Tower CLO 2021-3, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.72%	6.85%	10/20/2034		4,000	3,941	3,942	0.03%
65 East 55th Street, 30th Floor, New York, NY 10022 United States
RR 19, Ltd. (5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.50%	6.65%	10/15/2035		3,000	3,000	2,985	0.02%
9 West 57th Street 43rd Floor New York,NY,10019 United States
RSC Acquisition, Inc. (4)(5)(6)(7)(10)	Insurance	First Lien Debt	L + 5.50%	6.25%	10/30/2026		24,096	23,610	24,034	0.19%
160 Federal Street, Boston, MA 02110
Runner Buyer, Inc. (10)	Specialty Retail	First Lien Debt	L + 5.50%	6.25%	10/20/2028		80,000	78,419	79,200	0.62%
8 Santa Fe Way Cranbury,NJ,8512 United States
RWL Holdings, LLC (4)(7)(10)	Air Freight & Logistics	First Lien Debt	SOFR + 5.75%	6.50%	12/31/2028		218,835	213,914	213,878	1.66%
767 5th Ave #4200, New York, 10153, United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
S&S Holdings, LLC (9)	Textiles, Apparel & Luxury Goods	First Lien Debt	L + 5.00%	5.50%	3/4/2028		6,507	6,335	6,517	0.05%
26748 Alsace Dr, Calabasas, CA, 91302-3450 United States
S2P Acquisition Borrower, Inc. (6)(8)	Software	First Lien Debt	L + 4.00%	4.10%	8/14/2026		2,970	2,979	2,971	0.02%
3020 Carrington Mill Blvd Suite 100, Morrisville, NC 27560 United States
Sabre GLBL, Inc. (6)(9)	IT Services	First Lien Debt	L + 3.50%	4.00%	12/17/2027		12,227	12,197	12,089	0.09%
3150 Sabre Drive Southlake,TX,76092 United States
Safety Borrower Holdings LP (4)(7)(11)	Transportation Infrastructure	First Lien Debt	L + 5.75%	6.75%	9/1/2027		37,754	37,326	37,301	0.29%
8814 Horizon Blvd, Northeast, Suite 100, Albuquerque, NM 87113, United States
Sam Holding Co, Inc. (4)(7)(11)	Transportation Infrastructure	First Lien Debt	L + 5.50%	6.50%	9/24/2027		153,220	149,468	149,290	1.16%
7414 Circle17 South, Sebring, FL 33876, United States
SCIH Salt Holdings, Inc. (10)	Metals & Mining	First Lien Debt	L + 4.00%	4.75%	3/16/2027		29,854	29,802	29,612	0.23%
10955 LOWELL AVE STE 500 OVERLAND PARK KS 66210 United States
Sedgwick Claims Management Services, Inc. (6)(11)	Diversified Financial Services	First Lien Debt	L + 4.25%	5.25%	9/3/2026		2,450	2,474	2,457	0.02%
8125 Sedgwick Way, Memphis TN 38125 United States
Sedgwick Claims Management Services, Inc. (6)(8)	Diversified Financial Services	First Lien Debt	L + 3.25%	3.35%	12/31/2025		7,961	7,937	7,909	0.06%
8125 Sedgwick Way, Memphis TN 38125 United States
SEKO Global Logistics Network, LLC (4)(11)	Air Freight & Logistics	First Lien Debt	E + 5.00%	6.00%	12/30/2026		35,393	40,412	40,295	0.31%
1100 N. Arlington Heights Rd., Itasca, IL 60143
SEKO Global Logistics Network, LLC (4)(7)(11)	Air Freight & Logistics	First Lien Debt	L + 5.00%	6.00%	12/30/2026		103,543	102,300	103,315	0.80%
1100 N. Arlington Heights Rd., Itasca, IL 60143
SelectQuote, Inc. (4)(7)(10)	Diversified Financial Services	First Lien Debt	L + 5.00%	5.75%	11/5/2024		277,963	275,701	277,079	2.16%
6800 West 115th Street Suite 2511 Overland Park KS 66211 United States
SG Acquisition, Inc. (4)(9)	Insurance	First Lien Debt	L + 5.00%	5.50%	1/27/2027		100,946	100,383	100,694	0.78%
2635 Century Parkway Northeast Suite 900 Atlanta GA 30345 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Sharp Midco, LLC (4)(5)(9)	Pharmaceuticals	Second Lien Debt	L + 7.25%	7.75%	12/31/2029		31,500	30,713	30,713	0.24%
7451 Keebler Way, Allentown, PA 18106
Sharp Midco, LLC (4)(9)	Pharmaceuticals	First Lien Debt	L + 4.00%	4.50%	12/14/2028		5,323	5,309	5,329	0.04%
7451 Keebler Way, Allentown, PA 18106
Sherlock Buyer Corp. (4)(7)(8)	Professional Services	First Lien Debt	L + 5.75%	5.75%	12/8/2028		34,551	33,668	33,660	0.26%
1180 Welsh Rd # 110 North Wales, PA, 19454-2053 United States
Shoals Holdings, LLC (4)(11)	Electrical Equipment	First Lien Debt	L + 3.25%	4.25%	11/25/2026		11,377	11,140	11,434	0.09%
1400 Shoals Way Portland, TN 37148
Shutterfly, LLC (4)(10)	Internet & Direct Marketing Retail	First Lien Debt	L + 5.00%	5.75%	9/25/2026		160,969	159,357	159,761	1.24%
2800 Bridge Parkway Redwood City CA 94065 United States
Situs-AMC Holdings Corporation (4)(10)	Capital Markets	First Lien Debt	L + 5.75%	6.50%	12/22/2027		110,000	108,905	108,900	0.85%
5065 Westheimer Suite 700E Houston,TX,77056 United States
Smile Doctors, LLC (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.50%	12/23/2028		398,136	388,413	388,500	3.02%
3622 Williams Drive Building Suite 4 Georgetown,TX,78628 United States
Snacking Investments US, LLC (6)(11)	Food Products	First Lien Debt	L + 4.00%	5.00%	12/18/2026		4,975	5,005	4,984	0.04%
2 Henry St, North City, Dublin 1, D01 C3Y9, Ireland
Snoopy Bidco, Inc. (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 6.00%	6.75%	6/1/2028		396,000	383,095	388,125	3.02%
8039 Beach Blvd, Buena Park, CA United States
Sound Point CLO XXVII, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.56%	6.69%	10/25/2034		6,900	6,764	6,672	0.05%
375 Park Avenue 33rd Floor New York,NY,10152 United States
Sovos Compliance, LLC (6)(7)(9)	Software	First Lien Debt	L + 4.50%	5.00%	7/29/2028		12,567	12,537	12,623	0.10%
200 Ballardvale Street 4th Floor Wilmington,MA,1887 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Specialty Building Products Holdings, LLC (6)(9)	Trading Companies & Distributors	First Lien Debt	L + 3.75%	4.25%	10/15/2028		10,263	10,213	10,254	0.08%
2160 SATELLITE BLVD SUITE 450 DULUTH,GA,30097 United States
SpecialtyCare, Inc. (4)(7)(11)	Software	First Lien Debt	L + 5.75%	6.75%	6/18/2028		69,276	67,114	67,858	0.53%
111 Radio Circle, Mount Kisco NY 10549 United States
Spin Holdco Inc. (10)	Commercial Services & Supplies	First Lien Debt	L + 4.00%	4.75%	3/1/2028		25,434	25,326	25,547	0.20%
303 Sunnyside Blvd Suite 70 Plainview NY 11803 United States
Spireon, Inc. (4)(11)	Transportation Infrastructure	First Lien Debt	L + 6.50%	7.50%	10/4/2024		42,624	42,624	42,624	0.33%
6802 Aston Street Irvine CA 92606 United States
Spitfire Parent, Inc. (4)(11)	Software	First Lien Debt	L + 5.50%	6.50%	3/11/2027		19,403	23,040	21,844	0.17%
10161 Park Run Drive, Suite 150, Las Vegas, Nevada
Spitfire Parent, Inc. (4)(7)(11)	Software	First Lien Debt	L + 5.50%	6.50%	3/11/2027		106,399	104,361	105,197	0.82%
10161 Park Run Drive, Suite 150, Las Vegas, Nevada
SRS Distribution, Inc. (9)	Trading Companies & Distributors	First Lien Debt	L + 3.75%	4.25%	6/4/2028		28,159	28,044	28,137	0.22%
5900 South Lake Forest Drive 5900 South Lake Forest Drive Mckinney TX 75070 United States
Stamps.com, Inc. (4)(10)	Software	First Lien Debt	L + 5.75%	6.50%	10/5/2028		860,712	844,090	843,498	6.56%
1990 East Grand Avenue El Segundo, CA 90245 USA
Stamps.com, Inc. (4)(10)	Software	First Lien Debt	L + 5.75%	6.50%	10/5/2028		10,123	9,922	9,921	0.08%
1990 East Grand Avenue El Segundo, CA 90245 USA
Stepping Stones Healthcare Services, LLC (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.50%	1/2/2029		132,563	129,011	129,008	1.00%
2586 Trailridge Dr E Suite 100, Lafayette, 80026-3111, United States
Sunshine Luxembourg VII S.à r.l, LLC (6)(10)	Health Care Equipment & Supplies	First Lien Debt	L + 3.75%	4.50%	10/2/2026		18,726	18,778	18,821	0.15%
26A Blvd Royal, Luxembourg, L-2449 Luxembourg
Superannuation And Investments US, LLC (6)(9)	Capital Markets	First Lien Debt	L + 3.75%	4.25%	9/23/2028		14,364	14,244	14,391	0.11%
Ground Floor Tower 1 201 Sussex Street Sydney,NSW,2000 Australia

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Surf Holdings, LLC (6)(8)	Software	First Lien Debt	L + 3.50%	3.69%	3/5/2027		6,445	6,449	6,404	0.05%
18595 Vineyard Point Lane, Cornelius, NC 28031 United States
Surgery Centers Holdings, Inc. (6)(10)	Health Care Providers & Services	First Lien Debt	L + 3.75%	4.50%	8/31/2026		24,744	24,721	24,767	0.19%
310, 7 Springs Way Suite 500 Brentwood TN 37027 United States
SurveyMonkey, Inc. (6)(8)	Interactive Media & Services	First Lien Debt	L + 3.75%	3.86%	10/10/2025		6,829	6,823	6,804	0.05%
1 Curiosity Way, San Mateo CA 94403 United States
Symphony Technology Group (10)	Software	Second Lien Debt	L + 8.25%	9.00%	5/3/2029		81,667	80,397	81,335	0.63%
428 UNIVERSITY AVE, PALO ALTO CA 94301 United States
Symphony Technology Group (10)	Building Products	First Lien Debt	L + 5.00%	5.75%	5/3/2028		63,186	62,591	63,117	0.49%
428 UNIVERSITY AVE, PALO ALTO CA 94301 United States
Tacala Investment Corp. (10)	Hotels, Restaurants & Leisure	First Lien Debt	L + 3.50%	4.25%	2/5/2027		35,473	35,557	35,454	0.28%
3750 Corporate Woods Drive Vestavia Hills, AL 35242 United States
Tailwind Colony Holding Corporation (4)(11)	Distributors	First Lien Debt	L + 6.25%	7.25%	11/13/2024		11,961	11,740	11,591	0.09%
269 South Lambert Road Orange, CT 06512 United States
Tailwind Colony Holding Corporation (4)(7)(11)	Distributors	First Lien Debt	L + 7.50%	8.50%	11/13/2024		56,508	55,192	55,378	0.43%
269 South Lambert Road Orange, CT 06512 United States
TecoStar Holdings, Inc. (11)	Health Care Equipment & Supplies	First Lien Debt	L + 3.50%	4.50%	5/1/2024		20,799	20,703	19,852	0.15%
4 Embarcadero Center Suite 1900 San Francisco CA 94111 United States
Tegra118 Wealth Solutions, Inc. (8)	Software	First Lien Debt	L + 4.00%	4.16%	2/18/2027		3,960	3,986	3,967	0.03%
255 Fiserv Drive, Brookfield WI 53045 United States
Tennessee Bidco Limited (4)(5)(6)(7)(8)	Insurance	First Lien Debt	S + 7.00%	7.05%	8/3/2028		77,545	102,899	101,517	0.79%
33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom
Tennessee Bidco Limited (4)(6)(8)	Insurance	First Lien Debt	L + 7.00%	7.15%	8/3/2028		194,958	189,838	189,110	1.47%
33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Terrier Media Buyer, Inc. (8)	Media	First Lien Debt	L + 3.50%	3.60%	12/17/2026		4,697	4,697	4,681	0.04%
223 Perimeter Center Parkway NE, Atlanta, Georgia 30346 United States
Tetra Technologies, Inc. (4)(6)(11)	Energy Equipment & Services	First Lien Debt	L + 6.25%	7.25%	9/10/2025		22,793	21,815	22,793	0.18%
24955 Interstate 45 North The Woodlands TX 77380 United States
The Action Environmental Group, Inc. (4)(7)(12)	Commercial Services & Supplies	First Lien Debt	L + 6.00%	7.25%	1/16/2026		16,289	15,748	15,668	0.12%
451 Frelinghuysen Avenue Newark NJ 07114 United States
The Cook & Boardman Group, LLC (11)	Trading Companies & Distributors	First Lien Debt	L + 5.75%	6.75%	10/17/2025		68,817	67,235	67,131	0.52%
3064 Salem Industrial Drive Winston Salem NC 27127 United States
The Edelman Financial Engines Center, LLC (10)	Capital Markets	First Lien Debt	L + 3.50%	4.25%	3/15/2028		19,880	19,814	19,894	0.15%
600 Travis, Suite 5800, Houston, Texas 77002 United States
The GI Alliance Management, LLC (4)(7)(11)	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.25%	11/4/2024		211,618	208,856	209,542	1.63%
8267 Elmbrook Drive, Ste. 200 Dallas, TX 75247 United States
The Kenan Advantage Group, Inc. (10)	Air Freight & Logistics	First Lien Debt	L + 3.75%	4.50%	3/12/2026		19,039	19,034	19,013	0.15%
4895 Dressler Road, Canton OH 44718 United States
The Kenan Advantage Group, Inc. (4)(10)	Air Freight & Logistics	Second Lien Debt	L + 7.25%	8.00%	9/1/2027		33,015	32,355	32,974	0.26%
4895 Dressler Road, Canton OH 44718 United States
The NPD Group L.P. (4)(6)(7)(10)	Software	First Lien Debt	L + 6.00%	6.75%	12/1/2028		694,734	678,130	677,922	5.27%
132 W 31st St, New York, 10001 United States
The Ultimate Software Group, Inc. (9)	Software	First Lien Debt	L + 3.25%	3.75%	5/4/2026		26,777	26,777	26,682	0.21%
2000 Ultimate Way, Weston FL 33326 United States
Therapy Brands Holdings, LLC (4)(5)(7)(10)	Health Care Technology	First Lien Debt	L + 4.00%	4.75%	5/12/2028		6,357	6,328	6,357	0.05%
9 West 57th Street Suite 4200 New York NY 10019 United States
Thermostat Purchaser III, Inc. (4)(7)(10)	Construction & Engineering	Second Lien Debt	L + 7.25%	8.00%	8/24/2029		32,725	32,215	32,438	0.25%
10 Parkway North Suite 100 Deerfield,IL,60015 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Thermostat Purchaser III, Inc. (4)(7)(10)	Construction & Engineering	First Lien Debt	L + 4.50%	5.25%	8/24/2028		42,519	41,196	42,498	0.33%
10 Parkway North Suite 100 Deerfield,IL,60015 United States
TierPoint, LLC (10)	IT Services	First Lien Debt	L + 3.75%	4.50%	5/6/2026		19,767	19,658	19,800	0.15%
23403 East Mission Avenue, Liberty Lake WA 99019 United States
Trans Union, LLC (9)	Professional Services	First Lien Debt	L + 2.25%	2.75%	12/1/2028		8,119	8,098	8,108	0.06%
555 West Adams Street Chicago,IL,60661 United States
TRC Companies, Inc. (9)	Commercial Services & Supplies	First Lien Debt	L + 3.75%	4.25%	6/21/2024		18,778	18,679	18,711	0.15%
21 Griffin Road North, Windsor CT 06095 United States
Trestles Clo IV, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.25%	6.40%	7/21/2034		8,000	8,000	8,000	0.06%
Windward 3, Regatta Office, PO Box 1350, Grand Cayman, KY1-1108, KY
TricorBraun Holdings, Inc. (9)	Containers & Packaging	First Lien Debt	L + 3.25%	3.75%	3/3/2028		13,067	13,011	12,991	0.10%
6 CityPlace Drive Suite 1000 Saint Louis MO 63141 United States
Trident TPI Holdings, Inc. (7)(11)	Containers & Packaging	First Lien Debt	L + 3.25%	4.25%	10/17/2024		13,886	13,875	13,907	0.11%
460 Swedesford Rd Wayne, PA 19087 United States
Trident TPI Holdings, Inc. (9)	Containers & Packaging	First Lien Debt	L + 4.00%	4.50%	7/29/2028		7,433	7,426	7,440	0.06%
460 Swedesford Rd Wayne, PA 19087 United States
Trinity Air Consultants Holdings Corp. (4)(7)(10)	Professional Services	First Lien Debt	L + 5.25%	6.00%	6/29/2027		147,943	144,779	144,486	1.12%
330 7th Ave, New York, NY 10001 United States
Trinity Partners Holdings, LLC (4)(7)(10)	Professional Services	First Lien Debt	L + 5.75%	6.50%	12/21/2028		367,966	359,553	359,517	2.80%
230 3RD Ave Prospect Place Waltham, MA 02451 United States
Triple Lift, Inc. (4)(7)(10)	Software	First Lien Debt	L + 5.75%	6.50%	5/6/2028		90,545	88,645	89,354	0.70%
400 Lafayette St 5th floor, New York, NY 10003 United States
Triton Water Holdings, Inc. (9)	Beverages	First Lien Debt	L + 3.50%	4.00%	3/18/2028		26,637	26,601	26,387	0.21%
900 Long Ridge Road, Building 2, Stamford, CT 06902-1138

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
TRP Infrastructure Services, LLC (4)(7)(11)	Transportation Infrastructure	First Lien Debt	L + 5.50%	6.50%	7/9/2027		73,699	72,223	72,094	0.56%
2411 Minnis Dr, Haltom City, TX 76117, United States
TruGreen Limited Partnership (10)	Commercial Services & Supplies	First Lien Debt	L + 4.00%	4.75%	11/2/2027		5,955	5,990	5,969	0.05%
860 Ridge Lake Blvd, Memphis TN 38120 United States
TTF Holdings, LLC (4)(10)	Health Care Providers & Services	First Lien Debt	L + 4.25%	5.00%	3/24/2028		6,551	6,507	6,567	0.05%
2222 West Grand River Ave, Suite A, Okemos, MI 48864 United States
Turing Holdco, Inc. (4)(6)(7)(8)	IT Services	First Lien Debt	L + 6.00%	6.13%	8/3/2028		28,975	30,407	30,009	0.23%
26990 Arastradero Road Los Altos Hills, CA 94022, United States
Tutor Perini Corp. (6)(11)	Construction & Engineering	First Lien Debt	L + 4.75%	5.75%	8/13/2027		2,963	2,992	2,974	0.02%
15901 Olden Street, Sylmar CA 91342 United States
U.S. Anesthesia Partners, Inc. (9)	Health Care Providers & Services	First Lien Debt	L + 4.25%	4.75%	9/22/2028		29,018	28,878	28,984	0.23%
12222 MERIT DR STE 700 DALLAS TX 75251 United States
Unified Door & Hardware Group, LLC (4)(11)	Distributors	First Lien Debt	L + 6.25%	7.25%	6/30/2025		53,486	52,614	53,218	0.41%
1650 Suckle Highway Pennsauken, NJ 08110 United States
Unified Women’s Healthcare, LLC (10)	Health Care Providers & Services	First Lien Debt	L + 4.25%	5.00%	12/16/2027		20,334	20,333	20,382	0.16%
1501 Yamato Road Suite 200 West Boca Raton FL 33431 United States
United Airlines, Inc. (6)(10)	Airlines	First Lien Debt	L + 3.75%	4.50%	4/21/2028		16,631	16,629	16,728	0.13%
233 South Wacker Drive, Chicago IL 60606 United States
University Support Services, LLC (9)	Software	First Lien Debt	L + 3.25%	3.75%	7/17/2025		10,000	9,950	9,972	0.08%
3500 Sunrise Hwy, Great River, NY 11739 United States
Univision Communications, Inc. (10)	Media	First Lien Debt	L + 3.25%	4.00%	3/15/2026		14,860	14,838	14,912	0.12%
5999 Center Drive, Los Angeles CA 90045 United States
US Oral Surgery Management Holdco, LLC (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 5.50%	6.25%	11/18/2027		131,930	128,607	128,952	1.00%
201 E. John Carpenter Freeway Suite 660 Irving, TX 75062 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
USIC Holdings, Inc. (10)	Commercial Services & Supplies	First Lien Debt	L + 3.50%	4.25%	5/12/2028		24,938	24,822	24,938	0.19%
9045 North River Road Suite 300 Indianapolis IN 46240 United States
USIC Holdings, Inc. (5)(10)	Commercial Services & Supplies	Second Lien Debt	L + 6.50%	7.25%	5/7/2029		6,042	5,984	6,104	0.05%
9045 North River Road Suite 300 Indianapolis IN 46240 United States
Veregy Consolidated, Inc. (11)	Commercial Services & Supplies	First Lien Debt	L + 6.00%	7.00%	11/2/2027		20,584	20,632	20,636	0.16%
23325 N. 23rd Ave, Suite 120 Phoenix, AZ 85027
Veritas US, Inc. (6)(11)	Software	First Lien Debt	L + 5.00%	6.00%	9/1/2025		21,534	21,699	21,561	0.17%
2625 Augustine Drive, Santa Clara CA 95054 United States
Verscend Holding Corp. (8)	Health Care Technology	First Lien Debt	L + 4.00%	4.10%	8/27/2025		20,423	20,486	20,443	0.16%
201 Jones Road 4th Floor Waltham MA 02451 United States
Vertex Aerospace Services Corp. (10)	Aerospace & Defense	First Lien Debt	L + 4.00%	4.75%	10/27/2028		22,385	22,293	22,379	0.17%
555 Industrial Drive South Madison,MS,39110 United States
Vertical US Newco, Inc. (6)(9)	Industrial Conglomerates	First Lien Debt	L + 3.50%	4.00%	7/30/2027		15,650	15,731	15,681	0.12%
451 Park Avenue South 7th Floor New York, NY 10016 United States
Vibrant CLO XII, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 7.11%	7.33%	1/20/2034		2,875	2,849	2,847	0.02%
747 3rd Avenue 38th Floor New York,NY,10017 United States
Vibrant CLO XIII, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 7.06%	7.23%	7/15/2034		6,250	6,190	6,202	0.05%
747 3rd Avenue 38th Floor New York,NY,10017 United States
Victory Buyer, LLC (4)(9)	Industrial Conglomerates	Second Lien Debt	L + 7.00%	7.50%	11/1/2029		71,576	70,905	70,860	0.55%
50 East 153rd Street Bronx, NY 10451-2104 United States
Virgin Pulse, Inc. (10)	Software	First Lien Debt	L + 4.00%	4.75%	4/6/2028		42,447	42,066	41,987	0.33%
75 Fountain Street, Providence RI 02902 United States
Virgin Pulse, Inc. (4)(10)	Software	Second Lien Debt	L + 7.25%	8.00%	3/30/2029		29,000	28,835	28,746	0.22%
75 Fountain Street, Providence RI 02902 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Virtusa Corp. (10)	IT Services	First Lien Debt	L + 3.75%	4.50%	2/11/2028		19,367	19,370	19,452	0.15%
132 Turnpike Road Suite 300 Southborough MA 01772 United States
Vision Solutions, Inc. (10)	Software	First Lien Debt	L + 4.00%	4.75%	3/4/2028		36,178	36,013	36,178	0.28%
15300 Barranca Parkway Suite 100 Irvine CA 92618 United States
Vision Solutions, Inc. (5)(10)	Software	Second Lien Debt	L + 7.25%	8.00%	3/4/2029		107,950	107,130	108,119	0.84%
15300 Barranca Parkway Suite 100 Irvine CA 92618 United States
Voya CLO 2019-4, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.71%	6.71%	1/15/2035		8,250	8,085	8,085	0.06%
230 Park Avenue, New York, NY 10169
Voya CLO 2020-2, Ltd. (4)(5)(6)(8)	Diversified Financial Services	Structured Finance Obligations	L + 6.40%	6.52%	7/19/2034		5,000	4,901	4,959	0.04%
230 Park Avenue, New York, NY 10169
VT Topco, Inc. (4)(10)	Professional Services	Second Lien Debt	L + 6.75%	7.50%	7/31/2026		25,000	24,827	25,125	0.20%
11111 Santa Monica Blvd Suite 2000 Los Angeles,CA,90025 United States
VT Topco, Inc. (7)(10)	Professional Services	First Lien Debt	L + 3.75%	4.50%	8/1/2025		14,552	14,469	14,556	0.11%
11111 Santa Monica Blvd Suite 2000 Los Angeles,CA,90025 United States
Waystar Technologies, Inc. (8)	Health Care Technology	First Lien Debt	L + 4.00%	4.10%	10/22/2026		23,226	23,299	23,236	0.18%
2055 Sugarloaf Circle Suite 600 Duluth GA 30097 United States
Weld North Education, LLC (9)	Diversified Consumer Services	First Lien Debt	L + 3.75%	4.25%	12/21/2027		24,271	24,271	24,307	0.19%
3 Columbus Circle Suite 2405 New York NY 10019 United States
West Monroe Partners, LLC (4)(7)(10)	Professional Services	First Lien Debt	L + 5.50%	6.25%	11/8/2028		735,429	721,023	720,229	5.60%
311 W Monroe St 14th Floor, Chicago, IL 60606, United States
WHCG Purchaser III, Inc. (4)(7)(10)	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.50%	6/22/2028		86,559	84,384	84,226	0.66%
251 Little Falls Drive, Wilmington, DE 19808 United States
Wheel Pros, Inc. (10)	Auto Components	First Lien Debt	L + 4.50%	5.25%	4/23/2028		25,906	25,912	25,901	0.20%
6101 Knott Avenue, Buena Park CA 90620 United States

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
White Cap Buyer, LLC (9)	Construction Materials	First Lien Debt	L + 4.00%	4.50%	10/19/2027		23,827	23,913	23,878	0.19%
6250 Brook Hollow Parkway, Norcross, Georgia 30071
Windows Acquisition Holdings, Inc. (4)(11)	Building Products	First Lien Debt	L + 6.50%	7.50%	12/29/2026		62,366	61,321	62,366	0.49%
235 Sunshine Road Royal, AR 71968
Wireless Vision, LLC (4)(11)	Internet & Direct Marketing Retail	First Lien Debt	L + 5.50%	6.50%	12/30/2025		22,715	22,715	22,715	0.18%
40700 Woodward Avenue Suite 250 Bloomfield Hills MI 48304 United States
WP CityMD Bidco, LLC (9)	Health Care Providers & Services	First Lien Debt	L + 3.25%	3.75%	11/18/2028		15,000	14,981	15,012	0.12%
1 Diamond Hill Road, Berkeley Heights, NJ 07922
Wwex Uni Topco Holdings, LLC (10)	Air Freight & Logistics	Second Lien Debt	L + 7.00%	7.75%	7/26/2029		33,000	32,544	33,144	0.26%
2323 Victory Avenue Suite 1600 Dallas,TX,75219 United States
Wwex Uni Topco Holdings, LLC (10)	Air Freight & Logistics	First Lien Debt	L + 4.25%	5.00%	7/26/2028		12,681	12,562	12,731	0.10%
2323 Victory Avenue Suite 1600 Dallas,TX,75219 United States
AGI Group Holdings LP—A2 Units (4)	Air Freight & Logistics	Equity				0.7%	1,674	1,674	1,802	0.01%
9130 S Dadeland Blvd Ste 1801, Miami, FL, 33156-7858 United States
Atlas Intermediate Holding LLC—Preferred Interest (4)	Transportation Infrastructure	Equity				13.5%	34,238	33,725	35,950	0.28%
9465 Wilshire Blvd, Suit 300 Beverly Hills, California 90212 United States
Box Co-Invest Blocker, LLC (4)	Distributors	Equity				0.8%	3,308,320	3,308	3,308	0.03%
2650 Galvin Dr, Elgin, IL 60124, United States
Cambium Holdings, LLC—Senior Preferred Interests (4)	Diversified Consumer Services	Equity				5.5%	29,194,330	28,735	33,787	0.26%
17855 North Dallas Parkway, Suite 400, Dallas, TX 75287, United States
CD&R Artemis Holdco 2 Limited—Preferred Shares (4)(6)	Health Care Providers & Services	Equity				20.0%	33,000,000	43,662	44,916	0.35%
26 Southampton Buildings 8th Floor, Holborn Gate London, WC2A 1AN United Kingdom

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
CD&R Ulysses Equity Holdings, L.P.—Common Shares (4)(6)	Health Care Providers & Services	Equity				0.2%	6,000,000	6,090	6,120	0.05%
375 Park Avenue 18th Floor New York,NY,10152 United States
Connatix Parent, LLC—Class L Common Units (4)	Software	Equity				0.3%	126,136	1,388	1,388	0.01%
666 Broadway, 10th Floor, New York, NY 10012, United States
Corfin Holdco, Inc.—Common Stock (4)	Aerospace & Defense	Equity				0.1%	52,143	125	233	0.00%
1050 Perimeter Road, Manchester, NH 03103 United States
Deneb Ultimate Topco, LLC—Class A Units (4)	Diversified Consumer Services	Equity				0.6%	4,060	4,060	4,060	0.03%
777 108th Ave NE, Bellevue, WA 98004, United States
Frontline Road Safety Investments, LLC—Class A Common Units (4)	Transportation Infrastructure	Equity				2.3%	41,304	4,363	3,942	0.03%
2714 Sherman Street, Grand Prairie, TX 75051 United States
GCX Corporation Group Holdings, L.P.—Class A-2 Units (4)	Health Care Equipment & Supplies	Equity				0.2%	4,500	4,500	4,500	0.04%
3875 Cypress Drive, Petaluma, CA 94954, United States
GSO DL CoInvest CI LP (CustomInk, LLC)—Series A Preferred Units (4)(14)	Specialty Retail	Equity				20.1%		1,421	1,809	0.01%
2910 District Avenue Fairfax VA 22031 United States
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP)—Class A Common Units (4)(14)	Distributors	Equity				31.3%		583	1,614	0.01%
2018 Powers Ferry Road, Suite 400 Atlanta, Georgia 30339 United States
Guidehouse Holding Corp.—Preferred Equity (4)	Professional Services	Equity				7.4%	54,010	52,935	55,230	0.43%
2941 Fairview Park Dr Ste 501 Falls Church, VA, 22042-4543 United States
Jayhawk Holdings, LP—A-1 Common Units (4)	Health Care Providers & Services	Equity				0.4%	12,472	2,220	3,279	0.03%
8717 West 110th Street, Suite 300 Overland Park, KS 66210
Jayhawk Holdings, LP—A-2 Common Units (4)	Health Care Providers & Services	Equity				0.4%	6,716	1,195	1,766	0.01%
8717 West 110th Street, Suite 300 Overland Park, KS 66210

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Name and Address of Portfolio Company (1)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class Held at 12/31/2021	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Loar Acquisition 13, LLC—Common Units (4)	Aerospace & Defense	Equity				0.7%	2,890,586	4,336	4,885	0.04%
450 Lexington Avenue, New York, NY 10017
Lobos Parent, Inc.—Series A Preferred Shares (4)(6)	Software	Equity				0.1%	45,090	43,963	44,327	0.34%
206 S Earl St # 394, Schaller, Iowa, United States
Mandolin Technology Holdings, Inc.—Series A Preferred Shares (4)	Software	Equity				30.4%	31,950,000	30,992	32,417	0.25%
Nova Tower 1 1 Allegheny Square, Suite 800 Pittsburgh,PA,15212 United States
Mode Holdings, L.P.—Class A-2 Common Units (4)	Air Freight & Logistics	Equity				1.8%	1,076,923	1,077	1,938	0.02%
17330 Preston Rd., Suite 200 C Dallas, TX 75252 United States
NC Ocala Co-Invest Beta, L.P.—LP Interest (4)	IT Services	Equity				31.7%	25,687,196	25,687	25,687	0.20%
4321 Collington Rd, Bowie, MD 20716, United States
Ncp Helix Holdings, LLC.—Preferred Shares (4)	Transportation Infrastructure	Equity				0.6%	1,485,282	1,116	1,192	0.01%
888 Boylston Street, Suite 1100, Boston, Massachusetts 02199
OHCP V TC COI, LP.—LP Interest (4)	Professional Services	Equity				0.8%	6,500,000	6,500	6,500	0.05%
330 7th Ave, New York, NY 10001 United States
Point Broadband Holdings, LLC—Class A Units (4)	Diversified Telecommunication Services	Equity				3.4%	12,870	10,915	10,915	0.08%
617 E. Lake St. Stanton, MI 48888 United States
Point Broadband Holdings, LLC—Class B Units (4)	Diversified Telecommunication Services	Equity				3.4%	685,760	1,955	1,954	0.02%
617 E. Lake St. Stanton, MI 48888 United States
Specialty Lending Company LLC—LLC Interest (4)(5)(6)	Diversified Financial Services	Equity/LLC Interest				90.0%	212,400	212,400	212,400	1.65%
251 Little Falls Drive, Wilmington, DE 19808 United States
								30,698,023	30,795,693	239.5%

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Management

Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly and non-quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board consists of seven members, four of whom are not “interested persons” of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by the Board. These individuals are referred to as independent trustees. Our Board elects the Company’s executive officers, who serve at the discretion of the Board. Effective October 18, 2021, the Board appointed Vikrant Sawhney as a trustee of the Company. Effective March 11, 2022, the Board appointed David Goldberg as interim Chief Accounting Officer and interim Treasurer of the Company coinciding with the resignation of Robert Busch as the Chief Accounting Officer and Treasurer of the Company. The resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Board of Trustees and Executive Officers

Our business and affairs are managed under the direction of our Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the quarterly and non-quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Trustees consists of seven members, four of whom are not “interested persons” of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board of Trustees. We refer to these individuals as our independent Trustees. Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.

Trustees

Information regarding the Board of Trustees is as follows:

Name	Year of Birth	Position	Trustee Since
Interested Trustees:
Daniel H. Smith, Jr.	1963	Trustee	2020
Brad Marshall	1972	Trustee, Chairperson, and Chief Executive Officer	2020
Vikrant Sawhney	1970	Trustee	2021
Independent Trustees:
Robert Bass	1949	Trustee	2020
Tracy Collins	1963	Trustee	2020
Vicki L. Fuller	1957	Trustee	2020
James F. Clark	1961	Trustee	2020

The address for each trustee is c/o Blackstone Private Credit Fund, 345 Park Avenue, 31st Floor, New York, NY 10154. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of trustees serving staggered terms of three years each.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Executive Officers Who are Not Trustees

Information regarding our executive officers who are not Trustees is as follows:

Name	Year of Birth	Position
Stephan Kuppenheimer	1970	Chief Financial Officer
Katherine Rubenstein	1978	Chief Operating Officer
Carlos Whitaker	1976	President
David Goldberg	1978	Chief Accounting Officer and Treasurer
Marisa J. Beeney	1970	Chief Compliance Officer, Chief Legal Officer and Secretary

The address for each executive officer is c/o Blackstone Private Credit Fund, 345 Park Avenue, 31st Floor, New York, NY 10154.

Biographical Information

The following is information concerning the business experience of our Board of Trustees and executive officers. Our Trustees have been divided into two groups—interested Trustees and independent Trustees. Interested Trustees are “interested persons” as defined in the 1940 Act.

Interested Trustees

Brad Marshall (Portfolio Manager), Trustee, Chief Executive Officer of the Company, Senior Managing Director of Blackstone and Head of North America Private Credit. Mr. Marshall is head of Blackstone Credit’s North America Private Credit business and a Senior Managing Director of Blackstone. Mr. Marshall also serves on the board of trustees of Blackstone Secured Lending Fund (“BXSL”). Mr. Marshall focuses on Blackstone Credit’s Direct Lending effort and is a member of the performing credit investment committee. Before joining Blackstone Credit in 2005, at its inception, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC’s private equity funds effort. Prior to RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of CIBC, and prior to that, he co-founded a microchip verification software company where he served as chief financial officer. Mr. Marshall received an MBA from McGill University in Montreal and a BA (Honors) in Economics from Queen’s University in Kingston, Canada..

Daniel H. Smith, Jr., Trustee, Senior Managing Director of Blackstone and Head of Liquid Credit Strategies. Mr. Smith is a Trustee of the Company, a Senior Managing Director of Blackstone Inc. and is Head of Liquid Credit Strategies unit, which includes various commingled credit funds, permanent capital vehicles, CLOs, closed-end funds and leveraged and unleveraged separately managed accounts (“SMAs”). Mr. Smith is also the Chief Executive Officer, Trustee and Chairman of Blackstone Senior Floating Rate Term Fund (“BSL”), Blackstone Long-Short Credit Income Fund (“BGX”), Blackstone Strategic Credit Fund (“BGB”), Blackstone Floating Rate Enhanced Income Fund (“BGFLX”). He is also a trustee of BXSL. Mr. Smith joined Blackstone Credit from the Royal Bank of Canada in July 2005 where he was a Managing Partner and Co-Head of RBC Capital Market’s Alternative Investments Unit. Mr. Smith joined RBC in 2001 from Indosuez Capital, a division of Crédit Agricole Indosuez, where he was a Co-Head and Managing Director overseeing the firm’s debt investments business and merchant banking activities. Prior to Indosuez Capital, Mr. Smith was a Principal at Frye-Louis Capital Management in Chicago. He began his career in investment management in 1987 at Van Kampen American Capital (f/k/a Van Kampen Merritt), a mutual fund company in Chicago where he held a variety of positions including Co-Head of the firm’s high-yield investment group and head of the firm’s equity fund complex. Mr. Smith received a B.S. in Petroleum Engineering from the University of Southern California and a Masters in Management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Vikrant Sawhney, Trustee, Senior Managing Director of Blackstone and Chief Administrative Officer. Mr. Sawhney currently serves as Chief Administrative Officer and Global Head of Institutional Client Solutions of Blackstone Inc. Since joining Blackstone in 2007, Mr. Sawhney started Blackstone Capital Markets and also served as the Chief Operating Officer of the Private Equity group. Before joining Blackstone, Mr. Sawhney worked as a Managing Director in the Financial Sponsors Group at Deutsche Bank, and prior to that was an Associate at the law firm of Simpson Thacher & Bartlett. Mr. Sawhney represented Blackstone as a Rockefeller Fellow during 2010-2011, and currently sits on the board of the Blackstone Charitable Foundation. He is also the Board Chair of Dream, an east Harlem-based educational and social services organization. He graduated from Dartmouth College and received a J.D. from Harvard Law School.

Independent Trustees

Robert Bass. Mr. Bass has served on the board of Groupon, Inc. since June 2012. He served as a Vice Chairman of Deloitte & Touche LLP from 2006 through June 2012, and was a Partner in Deloitte from 1982 through June 2012, where he specialized in e-commerce, mergers and acquisitions, SEC filings and related issues. At Deloitte, Mr. Bass was responsible for all services provided to Forstmann Little and its portfolio companies and was the advisory partner for Blackstone, DIRECTV, 24 Hour Fitness, McKesson, IMG and CSC. In addition, he has been an advisory partner for RR Donnelley, Automatic Data Processing, Community Health Systems, and Avis Budget. Mr. Bass has served on the board of directors of Sims Metal Management (ASX: SGM.AX) and as a member of the risk and audit committee from September 2013 to December 31, 2018, including as Chairman of the risk and audit committee from November 2014, the board of directors and as a member of the audit committee of Apex Tool Group, LLC since December 2014, including as Chairman of the audit committee since April 2015, the board of directors and as Chairman of the audit committee of New Page Corporation from January 2013 (emergence from chapter XI) to January 2015 (sale of the company), and the board of directors and as Chairman of the audit committee of Redfin Corporation (NASDAQ: RDFN) since October 2016. Mr. Bass served on the board of directors of Bowlero Corporation and as the chairman of the audit committee starting in December 2021. Mr. Bass is a certified public accountant licensed in New York and Connecticut. He is a member of the American Institute of Certified Public Accountants and the Connecticut State Society of Certified Public Accountants. Mr. Bass brings to the Board a wealth of experience and knowledge of public company financial reporting and accounting, including with respect to companies in the e-commerce sector, and his experience at the highest levels of a Big Four accounting firm is an invaluable resource to the Board in its oversight of the Company’s SEC filings, all of which make him well qualified to serve on our Board. Mr. Bass also serves on the board of trustees of BXSL.

James F. Clark. Mr. Clark has served as a Partner with Sound Shore Management, Inc. (“Sound Shore”), which he joined in 2004. At Sound Shore, Mr. Clark is a generalist on the investment team, responsible for the firm’s investments in energy, industrials, materials and utilities. His tenure also includes heading Sound Shore’s Environmental, Social, and Governance (ESG) Committee and having served on its Investment Committee and operating committee. Previously, Mr. Clark worked at Credit Suisse First Boston (CSFB) from 1984 to 2004, most recently as a Managing Director from 1996 to 2004. At CSFB, Mr. Clark served as Head of US Equity Research, 2000-2004, and as the firm’s International and Domestic Oil Analyst, 1989-2000. Mr. Clark was selected to Institutional Investor magazine’s All America Research teams, 1993-1999. Mr. Clark was also named a Wall Street Journal All-Star Analyst, 1994 to 1999, and named to that newspaper’s All-Star Analyst Hall of Fame in 1998 and 1999. Mr. Clark has an MBA from Harvard University and a BA from Williams College, cum laude and with highest honors. Mr. Clark also has served as a winter adjunct faculty member at Williams College, 2020-2021. Mr. Clark also serves on the board of trustees of BXSL.

Tracy Collins. Ms. Collins is an independent finance professional and most recently served as CEO to SmartFinance LLC (2013-2017), a Fintech startup purchased by MidFirst Bank in December of 2017. During her career in financial services, Ms. Collins worked as a Senior Managing Director (Partner) and Head of Asset-Backed Securities Research at Bear Stearns & Co., Inc. for six years and prior to that as a Managing Director (Partner) and Head of Asset-Backed Securities and Structured Products at Credit Suisse (formerly known as

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Credit Suisse First Boston) for nine years. During her tenure as a structured product specialist, Ms. Collins was consistently recognized as a “First Team All American Research Analyst.” Ms. Collins served as an independent director for KKR Financial from August 2006 to May 2014. She graduated from the University of Texas at Austin in the Plan II Honors Program. Ms. Collins has held numerous management positions and her broad experiences in the financial services sector provide her with skills and valuable insight in handling complex financial transactions and issues, all of which make her well qualified to serve on our Board. Ms. Collins’ spouse is the founder, managing partner and co-CIO of Good Hill Partners LP (“Good Hill”). Good Hill is a registered investment adviser that manages various types of collective investment vehicles and investment accounts. Affiliates of the Adviser (but not the Adviser) have invested on behalf of their clients in Good Hill-managed vehicles or accounts since 2010, and the amount of such investment is material to Good Hill. Ms. Collins also serves on the board of trustees of BXSL.

Vicki L. Fuller. Ms. Fuller has served as a Director of The Williams Companies, Inc. since 2018. Ms. Fuller joined the board of The Williams Companies, Inc. after retirement from the New York State Common Retirement Fund (“NYSCRF”) where she served as Chief Investment Officer beginning in August 2012. NYSCRF is the third largest public pension fund in the nation and holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. Prior to joining NYSCRF, Ms. Fuller spent 27 years in leadership positions at AllianceBernstein Holding L.P., which has approximately $500 billion in assets under management. She joined the company in 1993 from the Equitable Capital Management Corporation, which was acquired by Alliance Capital Management LP (in 2000, the company became AllianceBernstein LP after the company acquired Sanford C. Bernstein). In December 2019, Ms. Fuller was appointed to the board of directors of Treliant, LLC, an international multi-industry consulting firm specializing in regulatory requirements. In 2018, Ms. Fuller was appointed to the Board of Trustees for Fidelity Equity and High Income Funds. Ms. Fuller, who was inducted into the National Association of Securities Professionals Wall Street Hall of Fame, was named to Chief Investment Officer Magazine’s “Power 100” and received the Urban Technology Center’s Corporate Leadership Award. She has also been named one of the most powerful African Americans on Wall Street by Black Enterprise. Ms. Fuller’s skills, experience, and attributes include: executive leadership, public policy and government, securities and capital markets, financial and accounting, and diversity, all of which make her well qualified to serve on our Board. Ms. Fuller also serves on the board of trustees of BXSL.

Executive Officers Who are not Trustees

Marisa J. Beeney, Chief Compliance Officer, Chief Legal Officer and Secretary of the Company, Senior Managing Director and General Counsel of Blackstone Credit. Ms. Beeney has been with Blackstone Credit since 2007 and is a Senior Managing Director and General Counsel of Blackstone Credit. As General Counsel, Ms. Beeney works on a variety of legal matters within Blackstone Credit and oversees all legal and compliance issues. Ms. Beeney is the Chief Compliance Officer, Chief Legal Officer and Secretary of BSL, BGX, BGB, BGFLX and BXSL. Before joining Blackstone Credit, Ms. Beeney was an attorney at DLA Piper within the finance group. Prior to that, she worked at Latham & Watkins primarily on project finance and development transactions, as well as leveraged finance transactions, restructurings and certain structured credit products. Ms. Beeney holds a B.S. in Engineering from Cornell University, and a J.D., magna cum laude, from Boston University.

David Goldberg, Interim Chief Accounting Officer and Interim Treasurer. Mr. Goldberg is a Managing Director with Blackstone in the Global Fund Finance group where he oversees the accounting, financial reporting and fund administration for Blackstone’s credit, liquid and insurance funds. Before joining Blackstone in 2008, Mr. Goldberg was an AVP at Lehman Brothers in the Real Estate Private Equity Group overseeing two real estate mezzanine funds. Prior to that, Mr. Goldberg worked as a manager in the joint venture group at New Plan Excel Realty Trust. Mr. Goldberg began his career in the financial services group at PricewaterhouseCoopers. Mr. Goldberg received a BA from Queens College, City University of New York, where he graduated with Cum Laude, with a major in Accounting and Information Systems and a minor in Economics. He is a licensed Certified Public Accountant.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Stephan Kuppenheimer, Chief Financial Officer of the Company, Senior Managing Director of Blackstone and Global Head of Capital Formation of Blackstone Credit. Mr. Kuppenheimer is the Chief Financial Officer and a member of the Investment Committee of the Company, a Senior Managing Director of Blackstone and the Global Head of Capital Formation for Blackstone Credit, overseeing the firm’s structuring, financing and related capital markets activities. He also serves as a Portfolio Manager and Chief Financial Officer of BXSL and is a member of Blackstone Credit’s performing credit investment committee. Before joining Blackstone Credit, then known as GSO Capital Partners, in 2015 Mr. Kuppenheimer was a Senior Managing Director at Stifel Financial where he served as Head of Principal Investing and Head of Debt Capital Markets from 2010 to 2015. Prior to Stifel, Mr. Kuppenheimer was founder and CEO of FSI Capital, an alternative asset management company focused on U.S. credit products which acted as an asset manager of the Capital Purchase Program on behalf of the US Treasury Department. Previously, Mr. Kuppenheimer led structured credit businesses for Merrill Lynch and Credit Suisse and began his career as an attorney for Brown & Wood. Mr. Kuppenheimer received a J.D., with Distinction, from Emory University School of Law and a B.A. from Colgate University with Honors in Philosophy. Mr. Kuppenheimer serves on the board of trustees of the George Jackson Academy.

Katherine Rubenstein, Chief Operating Officer of the Company, Managing Director in Blackstone Credit. Ms. Rubenstein is the Chief Operating Officer of the Company and a Managing Director of Blackstone. Before joining Blackstone Credit in 2015, Ms. Rubenstein created and led the GSO Advantage platform (now Blackstone Credit Advantage), which brings Blackstone’s broad set of capabilities to drive operational efficiencies and growth for Blackstone Credit’s portfolio companies. She subsequently created and led the Blackstone Advantage program, focusing on building networks and expanding access to resources for portfolio companies across Blackstone business units. Ms. Rubenstein is on the Blackstone Charitable Foundation Leadership Council and on the Board of Let’s Get Ready, a non-profit organization that provides low-income and first generation to college students support to gain admission to and graduate from college. Before joining Blackstone, Ms. Rubenstein originated senior secured loans and equipment finance opportunities in the industrial, consumer, and retail sectors for GE Capital and prior to that worked in brand management at World Kitchen. Ms. Rubenstein received an MBA from The Johnson Graduate School of Management at Cornell University, where she was a Roy H. Park Leadership Fellow, and an AB from Dartmouth College.

Carlos Whitaker, President of the Company, Senior Managing Director in Blackstone Credit. Mr. Whitaker is the President of the Company and Blackstone Private Credit Fund and a Senior Managing Director of Blackstone. Before joining Blackstone Credit in 2021, Mr. Whitaker served as Head of New York and Co-Head of EMEA Equity Advisory Sales of Credit Suisse in the Investment Banking division. As a senior salesperson, Carlos was responsible for developing relationships with large institutional clients, profitably growing revenues, selling initial public offerings and secondary offerings, as well as cross-selling the bank’s other products. His clients consisted of large institutional asset management firms that employ a myriad of investment strategies including long only, long/short equity, event driven, risk arbitrage, and global macro. Mr. Whitaker began his career at Credit Suisse in 2000 as an Analyst. Mr. Whitaker sits on the boards of New York for McCombs and Rising Stars Capital Management, which is a nonprofit focused on increasing Black representation in the finance industry. Mr. Whitaker graduated with honors from the University of Texas at Austin, holding a Bachelor of Arts from the Plan II Honors Program, Bachelor of Business Administration in Accounting and Master in Professional Accounting.

Communications with Trustees

Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent c/o Blackstone Private Credit Fund, 345 Park Avenue, 31st Floor, New York, NY 10154, Attention: Chief Compliance Officer.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Committees of the Board of Trustees

Our Board of Trustees currently has two committees: an audit committee and a nominating and governance committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us. Under the Declaration of Trust, the Company is not required to hold annual meetings.

Audit Committee. The audit committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board of Trustees in selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The audit committee is presently composed of four persons, including Robert Bass, Jim Clark, Tracy Collins and Vicki L. Fuller, all of whom are considered independent for purposes of the 1940 Act. Robert Bass serves as the chair of the Audit Committee. Our Board of Trustees has determined that Robert Bass qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act.

A copy of the charter of the Audit Committee is available in print to any shareholder who requests it, and it will also be available on the Company’s website at www.bcred.com.

Nominating and Governance Committee. The nominating and governance committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the nominating and governance committee, including making nominations for the appointment or election of independent Trustees. The nominating and governance committee consists of four persons, including Robert Bass, Jim Clark, Tracy Collins and Vicki L. Fuller, all of whom are considered independent for purposes of the 1940 Act. Tracy Collins serves as the chair of the Nominating and Governance Committee.

The Nominating and Governance Committee will consider nominees to the Board of Trustees recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a Trustee at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a Trustee by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the Board, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines.

A copy of charter of the Nominating and Governance Committee is available in print to any shareholder who requests it, and it will also be available on the Company’s website at www.bcred.com.

Board Leadership Structure

Our business and affairs are managed under the direction of our Board of Trustees. Among other things, our Board of Trustees sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board of Trustees, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.

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Under our bylaws, our Board of Trustees may designate one of our Trustees as chair to preside over meetings of our Board of Trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board of Trustees. The Board of Trustees has appointed Brad Marshall to serve in the role of chairperson of the Board of Trustees. The chairperson’s role is to preside at all meetings of the Board of Trustees and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board of Trustees from time to time. The Board of Trustees reviews matters related to its leadership structure annually. The Board of Trustees has determined that its leadership structure is appropriate because it allows the Board of Trustees to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.

Our Board of Trustees believes that its leadership structure is the optimal structure for us at this time. Our Board of Trustees, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

Our Board of Trustees performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board of Trustees and are comprised solely of independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The Board of Trustees anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board of Trustee’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board of Trustees’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board of Trustees in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act requires our executive officers, members of our Board, and persons who own more than ten percent of our shares to file initial reports of ownership and reports of changes in ownership with the SEC and furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such reports furnished to us, we believe that, with respect to the fiscal year ended December 31, 2021, such persons complied with all such filing requirements.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Dollar Range of Equity Securities Beneficially Owned by Directors

The following table sets forth the dollar range of equity securities of the Company beneficially owned by each trustee of March 4, 2022:

	Dollar Range of Equity Securities in the Company(1)(2)	Dollar Range of Equity Securities in the Fund Complex(1)(2)(3)
Interested Trustees
Daniel H. Smith, Jr.	over $100,000	over $100,000
Brad Marshall	over $100,000	over $100,000
Vikrant Sawhney(4)	None	None
Independent Trustees
Robert Bass	over $100,000	over $100,000
Tracy Collins	None	None
Vicki L. Fuller(5)	None	None
James F. Clark(6)	over $100,000	over $100,000

(1)

Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act. Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

(2)	Dollar ranges were determined using the number of shares that are beneficially owned as of March 4, 2022, multiplied by the Company’s net asset value per share as of December 31, 2021.
(3)

The “Fund Complex” consists of the Company, Blackstone Private Credit Fund, the Blackstone Credit Closed-End Funds (Blackstone Senior Floating Rate Term Fund, Blackstone Long Short Credit Income Fund, Blackstone Strategic Credit Fund and Blackstone Floating Rate Enhanced Income Fund), as well as the Blackstone Real Estate Income Funds (Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II), the Blackstone Alternative Alpha Funds (Blackstone Alternative Alpha Fund, Blackstone Alternative Alpha Fund II and Blackstone Alternative Alpha Master Fund) and Blackstone Alternative Multi-Strategy Fund.

(4)	Mr. Sawhney joined the Board on October 18, 2021.
(5)	Ms. Fuller joined the Board on August 26, 2020.
(6)	Mr. Clark joined the Board on November 5, 2020.

Payment of Our Expenses Under the Investment Advisory and Administration Agreements

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

1. investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement;

2. the Company’s allocable portion of compensation, overhead and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of Blackstone or any of its affiliates, subject to the limitations described in “Advisory and Administration Agreement—Administration Agreement”; and

3. all other expenses of the Company’s operations and transactions, including, without limitation, those relating to:

(i) organization and offering expenses associated with this offering (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

associated with technology integration between the Company’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Company’s escrow agent and transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors, but excluding the shareholder servicing fee);

(ii) all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors), administrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive (the “AIFMD”), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians, consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by Blackstone Credit or Blackstone), and other professionals (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short- or long-term arrangements) as deemed appropriate by the Administrator, with the oversight of the Board of Trustees, where such internal personnel perform services that would be paid by the Company if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house attorneys and tax advisors that provide transactional legal advice and/or services to the Company or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Company and (y) expenses and fees to provide administrative and accounting services to the Company or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Company or affiliates in connection such services (including overhead related thereto), in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrator, with the oversight of the Board of Trustees, to the Company or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services);

(iii) the cost of calculating the Company’s net asset value, including the cost of any third-party valuation services;

(iv) the cost of effecting any sales and repurchases of the Common Shares and other securities;

(v) fees and expenses payable under any intermediary manager and selected intermediary agreements, if any;

(vi) interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative transactions (including interest, fees and related legal expenses) made or entered into by the Company, including, but not limited to, the arranging thereof and related legal expenses;

(vii) all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;

(viii) costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Company’s assets for tax or other purposes;

(ix) costs of derivatives and hedging;

(x) expenses, including travel, entertainment, lodging and meal expenses, incurred by the Adviser, or members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

related to potential investments that were not consummated, and, if necessary, enforcing the Company’s rights;

(xi) expenses (including the allocable portions of compensation and out-of-pocket expenses such as travel expenses) or an appropriate portion thereof of employees of the Adviser to the extent such expenses relate to attendance at meetings of the Board of Trustees or any committees thereof;

(xii) all fees, costs and expenses, if any, incurred by or on behalf of the Company in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;

(xiii) the allocated costs incurred by the Adviser and the Administrator in providing managerial assistance to those portfolio companies that request it;

(xiv) all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);

(xv) investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Adviser is not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Company directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Company’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of Adviser or its affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates of Blackstone as lessor in connection therewith));

(xvi) transfer agent, dividend agent and custodial fees;

(xvii) fees and expenses associated with marketing efforts;

(xviii) federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

(xix) independent trustees’ fees and expenses including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the independent trustees;

(xx) costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, Financial Industry Regulatory Authority, U.S. Commodity Futures Trading Commission (“CFTC”)

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

(xxi) all fees, costs and expenses associated with the preparation and issuance of the Company’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Company and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Company or the Adviser or its affiliates in connection with such provision of services thereby);

(xxii) the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Trustee meetings;

(xxiii) proxy voting expenses;

(xxiv) costs associated with an exchange listing;

(xxv) costs of registration rights granted to certain investors;

(xxvi) any taxes and/or tax-related interest, fees or other governmental charges (including any penalties incurred where the Adviser lacks sufficient information from third parties to file a timely and complete tax return) levied against the Company and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Company and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

(xxvii) all fees, costs and expenses of any litigation, arbitration or audit involving the Company any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Trustees and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Company;

(xxviii) all fees, costs and expenses associated with the Company’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-related communication, market data and research (including news and quotation equipment and services and including costs allocated by the Adviser’s or its affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrator) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by Adviser and/or its affiliates for data-related services provided to the Company and/or its portfolio companies (including in connection with prospective investments), each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

(xxix) the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Company’s election to be treated as a business development company;

(xxx) costs associated with individual or group shareholders;

(xxxi) fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

(xxxii) direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

(xxxiii) all fees, costs and expenses of winding up and liquidating the Company’s assets;

(xxxiv) extraordinary expenses (such as litigation or indemnification);

(xxxv) all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Company’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, Internal Revenue Service filings under FATCA and FBAR reporting requirements applicable to the Company or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Company engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Adviser relating to the Company and its affiliates relating to the Company, and their activities) and/or other regulatory filings, notices or disclosures of the Adviser and its affiliates relating to the Company including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Company and its activities;

(xxxvi) costs and expenses (including travel) in connection with the diligence and oversight of the Company’s service providers;

(xxxvii) costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Adviser or its affiliates for meetings with existing investors and any intermediaries, registered investment advisors, financial and other advisors representing such existing investors; and

(xxxviii) all other expenses incurred by the Administrator in connection with administering the Company’s business.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.

Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by the Company will be reasonably allocated to the Company on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

Board Approval of the Investment Advisory Agreement

Our Board, including our independent Trustees, approved the Investment Advisory Agreement at a meeting held on August 21, 2020. In reaching a decision to approve the Investment Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Company by the Adviser;

•	the proposed investment advisory fee rates to be paid by the Company to the Adviser;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

•	information about the services to be performed and the personnel who would be performing such services under the Investment Advisory Agreement; and

•	the organizational capability and financial condition of the Adviser and its affiliates.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the non-interested trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Investment Advisory Agreement as being in the best interests of our shareholders.

Prohibited Activities

Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•

We may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•

The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•

We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares;

•

We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.

In addition, in the Investment Advisory Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.

Compliance with the Omnibus Guidelines Published by NASAA

Rebates, Kickbacks and Reciprocal Arrangements

Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Investment Advisory Agreement.

Commingling

The Adviser may not permit our funds to be commingled with the funds of any other entity.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

POTENTIAL CONFLICTS OF INTEREST

The Adviser, Blackstone Credit, Blackstone and their respective affiliates will be subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide to us. These conflicts will arise primarily from the involvement of Blackstone Credit, Blackstone and their respective affiliates, or collectively (the “Firm”), in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Company.

Performance Based Compensation and Management Fees. The existence of the incentive fees payable to Blackstone Credit may create a greater incentive for Blackstone Credit to make more speculative investments on behalf of the Company, or to time the purchase or sale of investments in a manner motivated by the personal interests of Blackstone Credit and/or Blackstone personnel. However, the fact that the hurdle rate for the incentive fee based on income is calculated on an aggregate basis each quarter and that realized and unrealized losses are netted against realized gains for the incentive fee based on capital gains should reduce the incentives for the Adviser to make more speculative investments or otherwise time the purchase or sale of investments. Our Board will seek to monitor these conflicts but there can be no assurances that such monitoring will fully mitigate any such conflicts.

In addition, the manner in which the Adviser’s entitlement to incentive fees is determined may result in a conflict between its interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Adviser may want to dispose of lower yielding investments in favor of higher yielding ones. With respect to the Adviser’s entitlement to incentive fees on capital gains, the Adviser may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.

The Firm’s Policies and Procedures. Because the Firm has many different asset management and advisory businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. Certain policies and procedures implemented by the Firm to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions, such as the Firm’s information wall policy, will from time to time reduce the synergies and collaboration across the Firm’s various businesses that the Company expects to draw on for purposes of identifying, pursuing and managing attractive investment opportunities. For example, the Firm will come into possession of material non-public information with respect to companies, including companies in which the Company has investments or is considering making investments. The information, which could be of benefit to the Company, is likely to be restricted to those other businesses and otherwise be unavailable to the Company. It is also possible that the Company could be restricted from trading despite the fact that the Company did not receive such information. The inability to buy or sell securities in such circumstances could materially, adversely affect the investment results of the Company, including but not limited to a material loss with respect to an individual investment or differing results than those obtained by Other Clients with respect to the same investment. Additionally, the Firm may restrict or otherwise limit the Company and/or its portfolio companies from entering into agreements with, or related to, companies that either are advisory clients of the Firm or in which any fund of the Firm has invested or has considered making an investment. The Firm will from time to time restrict or otherwise limit the ability of the Company and/or its portfolio companies to make investments in or otherwise engage in businesses or activities competitive with companies of other advisory clients of the Firm, either as a result of contractual restrictions or otherwise. Furthermore, there will be circumstances in which affiliates of the Firm (including Other Clients) may refrain from taking certain confidential information in order to avoid trading restrictions. Finally, the Firm has and will enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Company, may require the Company to share such opportunities or otherwise limit the amount of an opportunity the Company can otherwise take. There

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

can be no assurance that additional restrictions will not be imposed that would further limit the ability of the Firm to share information internally.

Blackstone Credit Advantage. Blackstone Credit Advantage is a global platform within Blackstone Credit’s Performing Credit team. The Credit Advantage team makes use of Blackstone’s centralized Portfolio Operations Group (the “Portfolio Operations Group”) and seeks to provide access to a range of cost-saving, revenue-generating and best-practice sharing opportunities for Blackstone Credit portfolio companies. The Portfolio Operations Group is organized into seven functional areas, across geographic regions and industry verticals:

Procurement: Blackstone’s Group Purchasing program harnesses spending from portfolio companies across more than 75 categories, including IT hardware and software, office supplies, shipping, energy and telecommunications.

Healthcare Cost Containment: Blackstone’s Equity Healthcare team partners with portfolio companies to optimize the strategy and value of healthcare spending by reducing cost and improving the quality of healthcare services received by employees and their dependents. Equity Healthcare is one of the largest private sector purchasers of healthcare services in the United States and has helped drive cumulative healthcare cost savings to portfolio companies and strengthened portfolio companies’ ability to attract and retain talent.

Lean Process: The lean process team seeks to drive transformational improvements focused on material and information flows by reducing waste and non-value add activities across manufacturing functions. It develops prescriptive solutions for portfolio companies and aligns with senior leadership to support tailored strategies and guide management teams in executing and sustaining improved workflow processes.

Leadership and Talent: The Portfolio Operations Group employs the following strategies to optimize leadership and organizational performance: (i) delivering fit-for-purpose resources to portfolio companies, which include non-executive chairpersons, board members, advisors, and operating specialists, (ii) strengthening company teams and organizational practices through assisting with restructuring, integrations and growth actions, and (iii) convening conferences for portfolio company executives to share best practices and improve alignment to the Firm.

Sustainability: By improving the operation and maintenance of mechanical systems, the Portfolio Operations Group seeks to reduce energy spend while improving productivity, safety, and environmental performance.

Technology / BPO: Blackstone’s Technology / BPO team helps the portfolio management teams recruit/ upgrade their information technology leadership teams; import contemporary operating systems and application software to address their respective business priorities; leverage portfolio investments in technology companies to promote and serve the overall portfolio interests; and evaluate and negotiate preferred partnerships with digital/technology suppliers, advisors, and consultants from around the world.

Data Science: The Firm has invested in a team of data scientists and engineers to help the portfolio companies realize operational efficiencies and drive new revenue through data and analytics. This team focuses on (i) building predictive models to enhance decision making; (ii) leveraging big data within operations; (iii) data visualization to democratize access to information; and (iv) data monetization.

Members of Blackstone’s Portfolio Operations Group, who are Blackstone employees, are permitted to provide services to the Company’s portfolio companies, including without limitation those related to the functional areas described above and other similar management consulting, operational and financial matters and are permitted to participate in the Firm co-investment rights. There can be no assurance that members of the Portfolio Operations Group will be able to provide their services to portfolio companies and/or that any

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

individuals within the Portfolio Operations Group will remain employed by Blackstone. The level of involvement and role of Blackstone’s Portfolio Operations Group within each part of Blackstone with respect to the Company or any of the Company’s portfolio companies may vary, including having no involvement or role at all. In addition, the Portfolio Operations Group will provide services to the Company or the Company’s portfolio companies as described in more detail in “—Firm Affiliated Service Providers”, including facilitation of arrangements for obligors relating to group procurement (such as the group purchasing organization) and other operational, administrative or management related matters from third parties or Firm affiliates, and other similar operational initiatives. These services may result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio companies, and in each case payments made to the Firm in connection therewith will not offset the management fee. See also “—Group Procurement; Discounts” and “—Firm Affiliated Service Providers” for further information regarding such programs.

Broad and Wide-Ranging Activities. The Firm engages in a broad spectrum of activities. In the ordinary course of its business activities, the Firm will engage in activities where the interests of certain divisions of the Firm or the interests of its clients will conflict with the interests of the shareholders in the Company. Other present and future activities of the Firm will give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser will attempt to resolve such conflict in a fair and equitable manner. Subject to applicable law, including the 1940 Act, and the Board of Trustees’ oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Company. Investors should be aware that conflicts will not necessarily be resolved in favor of the Company’s interests. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board of Trustees with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act, including Section 57(f), and the Advisers Act. The Company may enter into joint transactions or cross-trades with clients or affiliates of the Adviser to the extent permitted by the 1940 Act, the Advisers Act and any applicable co-investment order from the SEC. Subject to the limitations of the 1940 Act, the Company may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds.

Allocation of Personnel. The Adviser and its members, officers and employees will devote as much of their time to the activities of the Company as they deem necessary to conduct its business affairs in an appropriate manner. By the terms of the Investment Advisory Agreement, the Firm is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Company and/or may involve substantial time and resources of the Adviser. Firm personnel, including members of the investment committee, will work on other projects, serve on other committees and source potential investments for and otherwise assist the investment programs of Other Clients and their portfolio companies, including other investment programs to be developed in the future. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and its officers and employees will not be devoted exclusively to the business of the Company, but will be allocated between the business of the Company and the management of the monies of such other advisees of the Adviser. Time spent on these other initiatives diverts attention from the activities of the Company, which could negatively impact the Company shareholders. Furthermore, Blackstone Credit and Blackstone Credit personnel derive financial benefit from these other activities, including fees and performance-based compensation. Firm personnel outside of Blackstone Credit may share in the fees and performance-based compensation from the Company; similarly, Blackstone Credit personnel may share in the fees and performance-based compensation generated by Other Clients. These and other factors create conflicts of interest in the allocation of time by Firm personnel. Blackstone Credit’s determination of the amount of time necessary to conduct the Company’s activities will be conclusive, and shareholders rely on Blackstone Credit’s judgment in this regard.

Outside Activities of Principals and Other Personnel and their Related Parties. Certain of the principals and employees of the Adviser may be subject to a variety of conflicts of interest relating to their responsibilities to the Company. Other clients and their respective portfolio companies, and their outside business activities as

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of the Company, including if such other entities compete with the Company for investment opportunities or other resources. The other managed accounts and/or investment funds in which such individuals may become involved may have investment objectives that overlap with the Company. Furthermore, certain principals and employees of the Adviser may have a greater financial interest in the performance of such other funds or accounts than the performance of the Company. Such involvement may create conflicts of interest in making investments on behalf of the Company and such other funds and accounts. Although such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to the Company, there can be no assurance they will be resolved favorably for the Company. Also, Blackstone personnel, Firm employees, including employees of the Adviser, are generally permitted to invest in alternative investment funds, private equity funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Company. Shareholders will not receive any benefit from any such investments, and the financial incentives of such Firm employees in such other investments could be greater than their financial incentives in relation to the Company.

Additionally, certain employees and other professionals of the Firm have family members or relatives employed by such advisers and service providers (or their affiliates) or otherwise actively involved in industries and sectors in which the Company invests, or have business, financial, personal or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors or owners of companies or assets that are actual or potential investments of the Company or other counterparties of the Company and its portfolio companies and/or assets. Moreover, in certain instances, the Company or its portfolio companies may issue loans to or acquire securities from, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships may influence Blackstone, the Adviser and/or Blackstone Credit in deciding whether to select or recommend such service providers to perform services for the Company or portfolio companies (the cost of which will generally be borne directly or indirectly by the Company or such portfolio companies, as applicable). Notwithstanding the foregoing, investment transactions relating to the Company that require the use of a service provider will generally be allocated to service providers on the basis of best execution, the evaluation of which includes, among other considerations, such service provider’s provision of certain investment-related services and research that the Adviser believes to be of benefit to the Company. To the extent that the Firm determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Firm. The shareholders rely on the Firm to manage these conflicts in its sole discretion.

Secondments and Internships. Certain personnel of the Firm and its affiliates, including consultants, will, in certain circumstances, be seconded to one or more portfolio companies, vendors, service providers and vendors or shareholders or other investors of the Company and Other Clients to provide services, including the sourcing of investments for the Company or other parties. The salaries, benefits, overhead and other similar expenses for such personnel during the secondment could be borne by the Firm and its affiliates or the organization for which the personnel are working or both. In addition, personnel of portfolio companies, vendors and service providers (including law firms and accounting firms) and shareholders or other investors of the Company and Other Clients will, in certain circumstances, be seconded to, serve internships at or otherwise provide consulting services to, the Firm, the Company, Other Clients and portfolio companies of the Company and Other Clients. While often the Company, Other Clients and their portfolio companies are the beneficiaries of these types of arrangements, the Firm is from time to time a beneficiary of these arrangements as well, including in circumstances where the vendor or service provider also provides services to the Company, Other Clients, their portfolio companies or the Firm in the ordinary course. The Firm, the Company, Other Clients or their portfolio companies could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. The management fee will

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not be reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto and the Company may not receive any benefit as a result of these arrangements. The personnel described above may provide services in respect of multiple matters, including in respect of matters related to the Firm, the Company, Other Clients, portfolio companies, each of their respective affiliates and related parties, and the Firm will endeavor in good faith to allocate the costs of these arrangements, if any, to the Firm, the Company, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology the Firm deems appropriate in a particular circumstance.

Other Benefits. Blackstone Credit and its personnel will receive certain intangible and/or other benefits, rebates and/or discounts and/or perquisites arising or resulting from their activities on behalf of the Company, which will not reduce the management fee or incentive fees or otherwise be shared with the Company, investors and/or portfolio companies. For example, airline travel or hotel stays incurred as Company expenses, as set forth in the Investment Advisory Agreement and Administration Agreement (“Company Expenses”), may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Blackstone Credit and/or such personnel (and not the Company and/or portfolio companies) even though the cost of the underlying service is borne by the Company and/or portfolio companies. Blackstone Credit, its personnel, and other related persons also receive discounts on products and services provided by portfolio companies and/or customers or suppliers of such portfolio companies. Such other benefits or fees may give rise to conflicts of interest in connection with the Company’s investment activities, and while the Adviser and Blackstone Credit will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Company. (See also “—Portfolio Company Service Providers and Vendors” and “—Portfolio Company Relationships Generally” below.)

Advisors, Consultants and Operating Partners. Blackstone Credit may engage and retain strategic advisers, consultants, senior advisors, executive advisors, industry experts, operating partners, deal sourcers and/or other similar professionals (which may include former Blackstone and/or Blackstone Credit employees as well as current and former employees of portfolio companies of Blackstone and/or Blackstone Credit) as well as consultants, and other similar professionals who are not employees or affiliates of Blackstone Credit (collectively, “Consultants”), including through joint ventures, investment platforms, other entities or similar arrangements, and who will, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from Blackstone Credit or the Company). In particular, in some cases, Consultants, including those with a “Senior Advisor” title, have been and will be engaged with the responsibility to source and recommend transactions to Blackstone Credit or to undertake a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particularly strategy, potentially on a full-time and/or exclusive basis and notwithstanding any overlap with the responsibilities of Blackstone Credit under the Investment Advisory Agreement, the compensation to such consultants may be borne fully by the Company, Other Clients and/or portfolio companies (with no reduction to management fee payable by the Company) and not Blackstone Credit. In such circumstances, such payments from, or allocations of a profits interest with respect to, portfolio companies and/or the Company may, subject to applicable law, be treated as Company Expenses and will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by Blackstone Credit, be deemed paid to or received by Blackstone Credit, and such amounts will not reduce the management fees or incentive fees payable.

To the extent permitted by applicable law and/or any applicable SEC-granted exemptive or no-action relief, these Consultants often have the right or may be offered the ability to (i) co-invest alongside the Company, including in the specific investments in which they are involved (and for which they may be entitled to receive performance-related incentive fees, which will reduce the Company’s returns), (ii) otherwise participate in equity plans for management of any such portfolio company or (iii) invest directly in the Company or in a vehicle controlled by the Company subject to reduced or waived management fees and/or incentive fees, including after the termination of their engagement by or other status with the Firm. Such co-investment and/or participation generally will result in the Company being allocated a smaller share of the applicable investment will not be

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considered as part of the Firm’s side-by-side co-investment rights. Such co-investment and/or participation may vary by transaction and such participation may, depending on its structure, reduce the Company’s returns. Additionally, and notwithstanding the foregoing, these Consultants, as well as other Blackstone clients (as defined below), may be (or have the preferred right to be) investors in Blackstone Credit’s portfolio companies (which, in some cases, may involve agreements to pay performance fees or allocate profits interests to such persons in connection with the Company’s investment therein, which will reduce the Company’s returns) and/or Other Clients. Such Consultants, as well as other Blackstone clients, may also, subject to applicable law, have rights to co-invest with the Company on a side-by-side basis, which rights are generally offered on a no-fee/no-carried interest basis and generally result in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side participation.

The time, dedication and scope of work of, and the nature of the relationship with each of the Consultants vary considerably. In certain cases, they may provide the Adviser and/or Blackstone Credit with industry-specific insights and feedback on investment themes, assist in transaction due diligence or make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles (and may be exclusive service providers to Blackstone Credit) and serve as executives or directors on the boards of portfolio companies or contribute to the identification and origination of new investment opportunities. The Company may rely on these Consultants to recommend Blackstone Credit as a preferred investment partner, identify investments, source opportunities, and otherwise carry out its investment program, but there is no assurance that these advisers will continue to be involved with the Company for any length of time. In certain instances, Blackstone Credit has formal arrangements with these Consultants (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement, and, in any event, pursuant to negotiated arrangements that will not be confirmed as being comparable to the market rates for such services) by Blackstone Credit, the Company, and/or portfolio companies or otherwise uncompensated unless and until an engagement with a portfolio company develops. In certain cases, they have certain attributes of Blackstone Credit “employees” (e.g., they may have dedicated offices at Blackstone Credit, receive administrative support from Blackstone Credit personnel, participate in general meetings and events for Blackstone Credit personnel, work on Blackstone Credit matters as their primary or sole business activity, service Blackstone Credit exclusively, have Blackstone Credit-related e-mail addresses and/or business cards and participate in certain benefit arrangements typically reserved for Blackstone Credit employees, etc.) even though they are not considered Blackstone Credit employees, affiliates or personnel for purposes of the Investment Advisory Agreement between the Company and Blackstone Credit. Some Consultants work only for the Company and its portfolio companies, while others may have other clients. The determination of whether a particular party is a Consultant will be made by Blackstone Credit, in its sole discretion. Over time, certain existing and former employees of Blackstone (including senior personnel) may transition to a Consultant role, which shifts the burden of compensating such persons from Blackstone to the Company, Other Clients and/or their portfolio companies, and any compensation received by such persons will not reduce any management fees. Consultants could have conflicts of interest between their work for the Company and its portfolio companies, on the one hand, and themselves or other clients, on the other hand, and Blackstone Credit is limited in its ability to monitor and mitigate these conflicts. Blackstone Credit expects, where applicable, to allocate the costs of such Consultants to the Company and/or applicable portfolio companies, and to the extent any such costs are allocated to the Company, they would be treated as Company Expenses. Payments or allocations to Consultants will not be reduced by the management fee, and can be expected to increase the overall costs and expenses borne indirectly by investors in the Company. There can be no assurance that any of the Consultants, to the extent engaged, will continue to serve in such roles and/or continue their arrangements with Blackstone Credit, the Company and/or any portfolio companies for the duration of the relevant investments or throughout the term of the Company.

As an example of the foregoing, in certain investments through Platform Arrangements, the Company will from time to time enter into an arrangement with one or more individuals (who may be former personnel of the Firm or current or former personnel of portfolio companies of the Company or Other Clients, may have experience or capability in sourcing or managing investments, and may form a management team) to undertake a

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build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy. The services provided by such individuals or relevant portfolio company, as the case may be, could include the following with respect to investments: origination or sourcing, due diligence, evaluation, negotiation, servicing, development, management (including turnaround) and disposition. The individuals or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Company or a portfolio company or asset of the Company, or other long-term incentive plans. Compensation could also be based on assets under management, a waterfall similar to a carried interest, respectively, or other similar metric. The Company could initially bear the cost of overhead (including rent, utilities, benefits, salary or retainers for the individuals or their affiliated entities) and the sourcing, diligence and analysis of investments, as well as the compensation for the individuals and entity undertaking the build-up strategy. Such expenses could be borne directly by the Company as Company Expenses (or Broken Deal Expenses (as defined below), if applicable) or indirectly through expenditures by a portfolio company. None of the fees, costs or expenses described above will reduce the management fee.

In addition, the Adviser may engage third parties as Consultants (or in another similar capacity) in order to advise it with respect to existing investments, specific investment opportunities, and economic and industry trends. Such Consultants may receive reimbursement of reasonable related expenses by portfolio companies or the Company and may have the opportunity to invest in a portion of the equity and/or debt available to the Company for investment that would otherwise be taken by the Adviser and its affiliates. If such Consultants generate investment opportunities on the Company’s behalf, such Consultants may receive special additional fees or allocations comparable to those received by a third party in an arm’s length transaction and such additional fees or allocations would be borne fully by the Company and/or portfolio companies (with no reduction to management fees) and not Blackstone Credit.

Multiple Firm Business Lines. The Firm has multiple business lines, including the Blackstone Capital Markets Group, which, subject to applicable law, Blackstone, Blackstone Credit, the Company, Other Clients, portfolio companies of the Company and Other Clients and third parties may engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services. As a result of these activities, the Firm is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than if it had one line of business. For example, the Firm may come into possession of information that limits the Company’s ability to engage in potential transactions. Similarly, other Firm businesses and their personnel may be prohibited by law or contract from sharing information with Blackstone Credit that would be relevant to monitoring the Company’s investments and other activities. Additionally, Blackstone, Blackstone Credit or Other Clients can be expected to enter into covenants that restrict or otherwise limit the ability of the Company or its portfolio companies and their affiliates to make investments in, or otherwise engage in, certain businesses or activities. For example, Other Clients could have granted exclusivity to a joint venture partner that limits the Company and Other Clients from owning assets within a certain distance of any of the joint venture’s assets, or Blackstone, Blackstone Credit or an Other Client could have entered into a non-compete in connection with a sale or other transaction. These types of restrictions may negatively impact the ability of the Company to implement its investment program. (See also “—Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities”). Finally, Blackstone and Blackstone Credit personnel who are members of the investment team or investment committee may be excluded from participating in certain investment decisions due to conflicts involving other Firm businesses or for other reasons, in which case the Company will not benefit from their experience. The shareholders will not receive a benefit from any fees earned by the Firm or their personnel from these other businesses.

Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to the Company. The Firm has long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Company, the Adviser will consider those relationships and may decline to participate in a transaction as a result of one or more of such relationships (e.g., investments in a competitor of a client or other person with whom Blackstone has a relationship). The Company may be forced to sell or hold existing

Confidential Treatment Requested by Blackstone Private Credit Fund

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investments as a result of investment banking relationships or other relationships that the Firm may have or transactions or investments the Firm may make or have made. (See “—Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities” and “—Portfolio Company Relationships Generally.”) Subject to the 1940 Act and any applicable co-investment order issued by the SEC, the Company may also co-invest with clients of the Firm in particular investment opportunities, and the relationship with such clients could influence the decisions made by the Adviser with respect to such investments. There can be no assurance that all potentially suitable investment opportunities that come to the attention of the Firm will be made available to the Company.

Finally, Blackstone and other Blackstone Clients could acquire shares in the Company in the secondary market. Blackstone and other Blackstone Clients would generally have greater information than counterparties in such transactions, and the existence of such business could produce conflicts, including in the valuation of the Company’s Investments.

Minority Investments in Asset Management Firms. Blackstone and other Blackstone Clients, including Blackstone Strategic Capital Holdings (“BSCH”) and its related parties, regularly make minority investments in alternative asset management firms that are not affiliated with Blackstone, the Company, other Blackstone Clients and their respective portfolio companies, and which may from time to time engage in similar investment transactions, including with respect to purchase and sale of investments, with these asset management firms and their sponsored funds and portfolio companies. Typically, the Blackstone related party with an interest in the asset management firm would be entitled to receive a share of carried interest/performance based incentive compensation and net fee income or revenue share generated by the various products, vehicles, funds and accounts managed by that third party asset management firm that are included in the transaction or activities of the third party asset management firm, or a subset of such activities such as transactions with a Blackstone related party. In addition, while such minority investments are generally structured so that Blackstone does not “control” such third party asset management firms, Blackstone may nonetheless be afforded certain governance rights in relation to such investments (typically in the nature of “protective” rights, negative control rights or anti-dilution arrangements, as well as certain reporting and consultation rights) that afford Blackstone the ability to influence the firm. Although Blackstone and other Blackstone Clients, including BSCH, do not intend to control such third party asset management firms, there can be no assurance that all third parties will similarly conclude that such investments are non-control investments or that, due to the provisions of the governing documents of such third party asset management firms or the interpretation of applicable law or regulations, investments by Blackstone and other Blackstone Clients, including BSCH, will not be deemed to have control elements for certain contractual, regulatory or other purposes. While such third party asset managers may not be affiliated with the Company within the meaning of the 1940 Act, Blackstone may, under certain circumstances, be in a position to influence the management and operations of such asset managers and the existence of its economic/revenue sharing interest therein may give rise to conflicts of interest. Participation rights in a third party asset management firm (or other similar business), negotiated governance arrangements and/or the interpretation of applicable law or regulations could expose the investments of the Company to claims by third parties in connection with such investments (as indirect owners of such asset management firms or similar businesses) that may have an adverse financial or reputational impact on the performance of the Company. The Company, its affiliates and their respective portfolio companies may from time to time engage in transactions with, and buy and sell investments from, any such third party asset managers and their sponsored funds and transactions and other commercial arrangements between such third party asset managers and the Company and its portfolio companies are not subject to approval by the Board of Trustees. There can be no assurance that the terms of these transactions between parties related to Blackstone, on the one hand, and the Company and its portfolio companies, on the other hand, will be at arm’s length or that Blackstone will not receive a benefit from such transactions, which can be expected to incentivize Blackstone to cause these transactions to occur. By executing a Subscription Agreement with respect to the Company, each shareholder acknowledges these conflicts related to investments in and arrangements with other asset management firms, acknowledges that these conflicts will not necessarily be resolved in favor of the Company, agrees that shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or

Confidential Treatment Requested by Blackstone Private Credit Fund

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transactions therewith, otherwise understands that shareholders will not receive any benefit from such transactions, consents to all such transactions and arrangements to the fullest extent permitted by law, and waives any claim against the Firm and releases the Firm from any liability arising from the existence of any such conflict of interest.

Data. The Firm receives or obtains various kinds of data and information from the Company, Other Clients and their portfolio companies, including data and information relating to business operations, trends, budgets, customers and other metrics, some of which is sometimes referred to as “big data.” The Firm can be expected to be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes, as a result of its access to (and rights regarding) this data and information from the Company, Other Clients and their portfolio companies. The Firm has entered and will continue to enter into information sharing and use arrangements with the Company, Other Clients and their portfolio companies, related parties and service providers, which may give the Firm access to (and rights regarding) data that it would not otherwise obtain in the ordinary course. Although the Firm believes that these activities improve the Firm’s investment management activities on behalf of the Company and Other Clients, information obtained from the Company and its portfolio companies also provides material benefits to Blackstone, Blackstone Credit or Other Clients without compensation or other benefit accruing to the Company or shareholders. For example, information from a portfolio company in which the Company holds an interest can be expected to enable the Firm to better understand a particular industry and execute trading and investment strategies in reliance on that understanding for Blackstone, Blackstone Credit and Other Clients that do not own an interest in the portfolio company, without compensation or benefit to the Company or its portfolio companies.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information, and regulatory limitations on the use of material nonpublic information, the Firm is generally free to use data and information from the Company’s activities to assist in the pursuit of the Firm’s various other activities, including to trade for the benefit of the Firm and/or an Other Client. Any confidentiality obligations in the operative documents do not limit the Firm’s ability to do so. For example, the Firm’s ability to trade in securities of an issuer relating to a specific industry may, subject to applicable law, be enhanced by information of a portfolio company in the same or related industry. Such trading can be expected to provide a material benefit to the Firm without compensation or other benefit to the Company or shareholders.

The sharing and use of “big data” and other information presents potential conflicts of interest and the shareholders acknowledge and agree that any benefits received by the Firm or its personnel (including fees, costs and expenses) will not reduce the management fees or incentive fees payable to the Adviser or otherwise be shared with the Company or shareholders. As a result, the Adviser has an incentive to pursue investments that have data and information that can be utilized in a manner that benefits the Firm or Other Clients.

Data Management Services. Blackstone or an affiliate of Blackstone formed in the future may provide Data Management Services (as defined below) to portfolio companies and may also provide such services directly to the Company and Other Clients (collectively, “Data Holders”). Such services may include assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling such data (among other related data management and consulting services) for monetization through licensing or sale arrangements with third parties and, subject to applicable law and the limitations in the Investment Advisory Agreement and any other applicable contractual limitations, with the Company, Other Clients, portfolio companies and other Blackstone affiliates and associated entities (including funds in which Blackstone and Other Clients make investments, and portfolio companies thereof) (the “Data Management Services”). If Blackstone enters into data services arrangements with portfolio companies and receives compensation from such portfolio companies for such data services, the Company will indirectly bear its share of such compensation based on its pro rata ownership of such portfolio companies. Where Blackstone believes appropriate, data from one Data Holder may be pooled with data from other Data Holders. Any revenues arising from such pooled data sets would be allocated between applicable Data Holders on a fair and reasonable basis as determined by Blackstone Credit in its sole discretion, with Blackstone Credit able to make corrective

Confidential Treatment Requested by Blackstone Private Credit Fund

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allocations should it determine subsequently that such corrections were necessary or advisable. Blackstone is expected to receive compensation for such Data Management Services, which may include a percentage of the revenues generated through any licensing or sale arrangements with respect to the relevant data, and which compensation may also include fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)), provided that any compensation amounts will not exceed market rates for such services as determined by Blackstone Credit to be appropriate under the circumstances. Additionally, Blackstone may determine to share the products from such Data Management Services within Blackstone or its affiliates (including Other Clients or their portfolio companies) at no charge and, in such cases, the Data Holders would not receive any financial or other benefit from having provided such data to Blackstone. The potential receipt of such compensation by Blackstone could create incentives for the Firm to cause the Company to invest in portfolio companies with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.

Blackstone and Blackstone Credit Strategic Relationships. Blackstone and Blackstone Credit have entered, and it can be expected that Blackstone and Blackstone Credit in the future will enter, into strategic relationships with investors (and/or one or more of their affiliates) that involve an overall relationship with Blackstone or Blackstone Credit that could incorporate one or more strategies in addition to the Company’s strategy (“Strategic Relationships”), with terms and conditions applicable solely to such investor and its investment in multiple Blackstone or Blackstone Credit strategies that would not apply to any other investor’s investment in the Company. A Strategic Relationship often involves an investor agreeing to make a capital commitment to or investment in (as applicable) to multiple Blackstone or Blackstone Credit funds, one of which may include the Company. Shareholders will not receive a copy of any agreement memorializing such a Strategic Relationship program (even if in the form of a side letter) and will be unable to elect in the “most-favored-nations” election process any rights or benefits afforded through a Strategic Relationship. Specific examples of such additional rights and benefits include, among others, specialized reporting, discounts on and/or reimbursement of management fees or carried interest, secondment of personnel from the investor to Blackstone or Blackstone Credit (or vice versa), rights to participate in the investment review and evaluation process, as well as priority rights or targeted amounts for co-investments alongside Blackstone Credit or Blackstone funds (including, without limitation, preferential or favorable allocation of co-investment and preferential terms and conditions related to co-investment or other participation in Blackstone or Blackstone Credit funds (including in respect of any carried interest and/or management fees to be charged with respect thereto, as well as any additional discounts or rebates with respect thereto or other penalties that may result if certain target co-investment allocations or other conditions under such arrangements are not achieved)). The co-investment that is part of a Strategic Relationship may include co-investment in investments made by the Company. Blackstone, including its personnel (including Blackstone Credit personnel), may receive compensation from Strategic Relationships and be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Strategic Relationships. Strategic Relationships may therefore result in fewer co-investment opportunities (or reduced or no allocations) being made available to shareholders, subject to the 1940 Act.

Portfolio Operations Group. Members of Blackstone’s Portfolio Operations group (the “Portfolio Operations”), who are Blackstone employees, are permitted to provide services to the Company’s portfolio companies, and any payments made by such portfolio companies to Blackstone for reimbursement of the internal compensation costs for time spent on such portfolio companies will not reduce the management fee payable by the Company. As a result, Blackstone may be incentivized to cause members of the Portfolio Operations group to spend more time on the Company’s portfolio companies as compared to portfolio companies of Other Clients that do reduce the management fee offset. There can be no assurance that members of the Portfolio Operations group will be able to provide their services to portfolio companies and/or that any individuals within the Portfolio Operations group will remain employed by Blackstone through the term of the Company.

Confidential Treatment Requested by Blackstone Private Credit Fund

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Buying and Selling Investments or Assets from Certain Related Parties. The Company and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties. Purchases and sales of investments or assets between the Company or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board of Trustees or any shareholder. These transactions involve conflicts of interest, as the Firm may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Blackstone may have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Company to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Clients or any of their respective related parties. The Firm will not be required to solicit third party bids or obtain a third party valuation prior to causing the Company or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties as provided above.

Blackstone’s Relationship with Pátria. On October 1, 2010, Blackstone purchased a 40% equity interest in Pátria Investments Limited and Pátria Investimentos Ltda. (collectively, “Pátria”). Pátria is a leading alternative asset manager in Latin America. Pátria’s alternative asset management businesses include the management of private equity funds, real estate funds, infrastructure funds and hedge funds (e.g., a multi-strategy fund and a long/short equity fund). On January 26, 2021, Pátria completed its initial public offering (“IPO”), pursuant to which Blackstone sold a portion of its interest and no longer has representatives or the right to designate representatives on Pátria’s board of directors. As a result of Pátria’s pre-IPO reorganization transactions (which included Blackstone’s sale of 10% of Pátria’s pre-IPO shares to Pátria’s controlling shareholder) and the consummation of the IPO, Blackstone is deemed to no longer have significant influence over Pátria due to its decreased ownership and lack of board representation.

Other Firm Businesses, Activities and Relationships. As part of its regular business, Blackstone provides a broad range of investment banking, advisory and other services. In addition, from time to time, the Firm will provide services in the future beyond those currently provided. Shareholders will not receive any benefit from any fees relating to such services.

In the regular course of its capital markets, investment banking, real estate advisory and other businesses, Blackstone represents potential purchasers, sellers and other involved parties, including corporations, financial buyers, management, shareholders and institutions, with respect to transactions that could give rise to other transactions that are suitable for the Company. In such a case, a Blackstone advisory client would typically require Blackstone to act exclusively on its behalf. Such advisory client requests may preclude all Blackstone-affiliated clients, including the Company, from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Company. In connection with its capital markets, investment banking, advisory, real estate and other businesses, Blackstone comes into possession of information that limits its ability to engage in potential transactions. The Company’s activities are expected to be constrained as a result of the inability of Blackstone personnel to use such information. For example, employees of Blackstone from time to time are prohibited by law or contract from sharing information with members of the Company’s investment team. Additionally, there are expected to be circumstances in which one or more individuals associated with Blackstone affiliates (including clients) will be precluded from providing services related to the Company’s activities because of certain confidential information available to those individuals or to other parts of Blackstone (e.g., trading may be restricted). Where Blackstone affiliates are engaged to find buyers or financing sources for potential sellers of assets, the seller may permit the Company to act as a participant in such transactions (as a

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buyer or financing partner), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price).

The Company may invest in securities of the same issuers as Other Clients, other investment vehicles, accounts and clients of the Firm and the Adviser. To the extent that the Company holds interests that are different (or more senior or junior) than those held by such Other Clients, Blackstone Credit may be presented with decisions involving circumstances where the interests of such Other Clients are in conflict with those of the Company. Furthermore, it is possible the Company’s interest may be subordinated or otherwise adversely affected by virtue of such Other Clients’ involvement and actions relating to its investment.

In addition, the 1940 Act may limit the Company’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as BDCs under the 1940 Act. As a result of these restrictions, the Company may be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Company.

Blackstone Credit has received an exemptive order that permits certain funds, among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit, and certain funds managed and controlled by Blackstone Credit and its affiliates subject to certain terms and conditions. In addition, other present and future activities of the Firm and its affiliates (including Blackstone Credit and the Adviser) will from time to time give rise to additional conflicts of interest relating to the Firm and its investment activities. In the event that any such conflict of interest arises, the Adviser will attempt to resolve such conflicts in a fair and equitable manner. Investors should be aware that, subject to applicable law, conflicts will not necessarily be resolved in favor of the Company’s interests.

Transactions with Clients of Blackstone Insurance Solutions. BIS is a business unit of Blackstone that is comprised of two affiliated registered investment advisers. BIS provides investment advisory services to insurers (including insurance companies that are owned, directly or indirectly, by Blackstone or Other Clients, in whole or in part). Actual or potential conflicts of interest may arise with respect to the relationship of the Company and its portfolio companies with the funds, vehicles or accounts BIS advises or sub-advises, including accounts where an insurer participates in investments directly and there is no separate vehicle controlled by Blackstone (collectively, “BIS Clients”). BIS Clients have invested and are expected to continue investing in Other Clients and the Company. BIS Clients may have investment objectives that overlap with those of the Company or its portfolio companies, and such BIS Clients may invest, as permitted by applicable law and the Company’s co-investment exemptive relief, alongside the Company or such portfolio companies in certain investments, which will reduce the investment opportunities otherwise available to the Company or such portfolio companies. BIS Clients will also participate in transactions related to the Company and/or its portfolio companies (e.g., as originators, co-originators, counterparties or otherwise). Other transactions in which BIS Clients will participate include, without limitation, investments in debt or other securities issued by portfolio companies or other forms of financing to portfolio companies (including special purpose vehicles established by the Company or such portfolio companies). When investing alongside the Company or its portfolio companies or in other transactions related to the Company or its portfolio companies, BIS Clients may or may not invest or divest at the same time or on the same terms as the Company or the applicable portfolio companies. BIS Clients may also from time to time acquire investments and portfolio companies directly or indirectly from the Company, as permitted by applicable law and the Company’s co-investment exemptive relief. In circumstances where Blackstone Credit determines in good faith that the conflict of interest is mitigated in whole or in part through various measures that Blackstone, Blackstone Credit or the Adviser implements, the Adviser may determine to proceed with the applicable transaction (subject to oversight by the Board of Trustees and the applicable law to which the Company is subject). In order to seek to mitigate any potential conflicts of interest with respect to such transactions (or other transactions involving BIS Clients), Blackstone may, in its discretion, involve independent members of the board of a portfolio company or a third party stakeholder in the transaction to negotiate price and terms on behalf of the BIS Clients or otherwise cause the BIS Clients to “follow the vote” thereof, and/or cause

Confidential Treatment Requested by Blackstone Private Credit Fund

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an independent client representative or other third party to approve the investment or otherwise represent the interests of one or more of the parties to the transaction. In addition, Blackstone or the Adviser may limit the percentage interest of the BIS Clients participating in such transaction, or obtain appropriate price quotes or other benchmarks, or, alternatively, a third-party price opinion or other document to support the reasonableness of the price and terms of the transaction. BIS will also from time to time require the applicable BIS Clients participating in a transaction to consent thereto (including in circumstances where the Adviser does not seek the consent of the Board of Trustees). There can be no assurance that any such measures or other measures that may be implemented by Blackstone will be effective at mitigating any actual or potential conflicts of interest.

Allocation of Portfolios. The Firm may have an opportunity to acquire a portfolio or pool of assets, securities and instruments that it determines should be divided and allocated among the Company and Other Clients. Such allocations generally would be based on the Firm’s assessment of the expected returns and risk profile of each of the assets. For example, some of the assets in a pool may have a return profile appropriate for us, while others may have a return profile not appropriate for the Company but appropriate for Other Clients. Also, a pool may contain both debt and equity instruments that the Firm determines should be allocated to different funds. In all of these situations, the combined purchase price paid to a seller would be allocated among the multiple assets, securities and instruments in the pool and therefore, subject to applicable law and the conditions of the Company’s co-investment relief, among the Company and Other Clients acquiring any of the assets, securities and instruments. Similarly, there will likely be circumstances in which the Company and Other Clients will sell assets in a single or related transactions to a buyer. In some cases a counterparty will require an allocation of value in the purchase or sale contract, though the Firm could determine such allocation of value is not accurate and should not be relied upon. The Firm will generally rely upon internal analysis to determine the ultimate allocation of value, though it could also obtain third party valuation reports. Regardless of the methodology for allocating value, the Firm will have conflicting duties to the Company and Other Clients when they buy or sell assets together in a portfolio, including as a result of different financial incentives the Firm has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that an investment will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Clients.

Other Affiliate Transactions and Investments in Different Levels of Capital Structure. From time to time, the Company and the Other Clients may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, subject to the limitations of the 1940 Act. While less common, subject to applicable law, from time to time the Company could hold an investment in a different layer of the capital structure than an investor or another party with which Blackstone has a material relationship, in which case Blackstone could have an incentive to cause the Company or the portfolio company to offer more favorable terms to such parties (including, for instance, financing arrangements). Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that may be held by such entities. To the extent the Company holds securities or loans that are different (including with respect to their relative seniority) than those held by an Other Client, the Adviser and its affiliates may be presented with decisions when the interests of the funds are in conflict. For example, conflicts could arise where the Company lends funds to a portfolio company while an Other Client invests in equity securities of such portfolio company. In this circumstance, for example, if such portfolio company were to go into bankruptcy, become insolvent or otherwise be unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities or loans as to what actions the portfolio company should take. In addition, purchases or sales of securities or loans for the account of the Company (particularly marketable securities) will be bunched or aggregated with orders for Other Clients, including other funds. It is frequently not possible to receive the same price or execution on the entire volume of securities sold, and the various prices may be averaged, which may be disadvantageous to the Company. Further conflicts could arise after the Company and Other Clients have made their respective initial investments. For example, if additional financing is necessary as a result of financial or

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other difficulties, it may not be in the best interests of the Company to provide such additional financing. If the Other Clients were to lose their respective investments as a result of such difficulties, the ability of the Adviser to recommend actions in the best interests of the Company might be impaired. Any applicable co-investment order issued by the SEC may restrict the Company’s ability to participate in follow-on financings. Blackstone Credit may in its discretion take steps to reduce the potential for adversity between the Company and the Other Clients, including causing the Company and/or such Other Clients to take certain actions that, in the absence of such conflict, it would not take. Such conflicts will be more difficult if the Company and Other Clients hold significant or controlling interests in competing or different tranches of a portfolio company’s capital structure. Equity holders and debt holders have different (and often competing) motives, incentives, liquidity goals and other interests with respect to a portfolio company. In addition, there may be circumstances where Blackstone Credit agrees to implement certain procedures to ameliorate conflicts of interest that may involve a forbearance of rights relating to the Company or Other Clients, such as where Blackstone Credit may cause the Company or Other Clients to decline to exercise certain control- and/or foreclosure-related rights with respect to a portfolio company.

Further, the Company is prohibited under the 1940 Act from participating in certain transactions with certain of affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of the Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Company for purposes of the 1940 Act and generally the Company will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Board of Trustees. However, the Company may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Company’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Company’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board of Trustees and, in some cases, the SEC.

In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Company, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by Blackstone Credit to take any particular action could have the effect of benefiting an Other Client (and, incidentally, may also have the effect of benefiting Blackstone Credit) and therefore may not have been in the best interests of, and may be adverse to, the Company. There can be no assurance that the return on the Company’s investment will be equivalent to or better than the returns obtained by the Other Clients participating in the transaction. The shareholders will not receive any benefit from fees paid to any affiliate of the Adviser from a portfolio company in which an Other Client also has an interest to the extent permitted by the 1940 Act.

Related Financing Counterparties. The Company may invest in companies or other entities in which Other Clients make an investment in a different part of the capital structure (and vice versa) subject to the requirements of the 1940 Act and the Company’s co-investment order. The Adviser requests in the ordinary course proposals from lenders and other sources to provide financing to the Company and its portfolio companies. Blackstone Credit takes into account various facts and circumstances it deems relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with the Firm in particular, the size of the potential lender’s loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of Blackstone, Blackstone Credit and their funds, and such other factors that Blackstone and Blackstone Credit deem relevant under the circumstances. The cost of debt alone is not determinative.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Although the Company will generally be providing first lien financing to its portfolio companies, it is possible that shareholders, Other Clients, their portfolio companies, co-investors and other parties with material relationships with the Firm, such as shareholders of and lenders to the Firm and lenders to Other Clients and their portfolio companies (as well as Blackstone itself), could provide additional first lien financing to portfolio companies of the Company, subject to the requirements of the 1940 Act. The Firm could have incentives to cause the Company and its portfolio companies to accept less favorable financing terms from a shareholder, Other Clients, their portfolio companies, Blackstone, and other parties with material relationships with the Firm than it would from a third party. If the Company or a portfolio company occupies a more senior position in the capital structure than a shareholder, Other Client, their portfolio companies and other parties with material relationships with Blackstone, Blackstone could have an incentive to cause the Company or portfolio company to offer more favorable financing terms to such parties. In the case of a related party financing between the Company or its portfolio companies, on the one hand, and Blackstone or Other Clients’ portfolio companies, on the other hand, to the extent permitted by the 1940 Act, the Adviser could, but is not obligated to, rely on a third party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Adviser could instead rely on its own internal analysis, which the Adviser believes is often superior to third party analysis given the Firm’s scale in the market. If however any of the Firm, the Company, an Other Client or any of their portfolio companies delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Firm related vehicle impacts the market terms. For example, in the case of a loan extended to the Company or a portfolio company by a financing syndicate in which an Other Client has agreed to participate on terms negotiated by a third party participant in the syndicate, it may have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Client had not participated. It is also possible that the frequent participation of Other Clients in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to the Company. The Adviser does not believe either of these effects is significant, but no assurance can be given to shareholders that these effects will not be significant in any circumstance. Unless required by applicable law, the Adviser will not seek any consent or approvals from shareholders or the Board of Trustees in the case of any of these conflicts.

The Firm could cause actions adverse to the Company to be taken for the benefit of Other Clients that have made an investment more senior in the capital structure of a portfolio company than the Company (e.g., provide financing to a portfolio company, the equity of which is owned by the Company) and, vice versa, actions may be taken for the benefit of the Company and its portfolio companies that are adverse to Other Clients. The Firm could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non-economic rights, by the Company or relevant Other Client (or their respective portfolio companies, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing the Company or relevant Other Client (or their respective portfolio companies, as the case may be) to hold only a non-controlling interest in any such portfolio company, (iii) retaining a third party loan servicer, administrative agent or other agent to make decisions on behalf of the Company or relevant Other Client (or their respective portfolio companies, as the case may be), or (iv) create groups of personnel within the Firm separated by information barriers (which may be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Client holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by the Company or its portfolio companies, the Firm may decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Client. In these cases, the Firm would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver,

Confidential Treatment Requested by Blackstone Private Credit Fund

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termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants.

In connection with negotiating loans and bank financings in respect of Blackstone Credit-sponsored transactions, Blackstone Credit will generally obtain the right to participate (for its own account or an Other Client) in a portion of the financings with respect to such Blackstone Credit-sponsored transactions on the same terms negotiated by third parties with the Firm or other terms the Adviser determines to be consistent with the market. Although the Firm could rely on third parties to verify market terms, the Firm may nonetheless have influence on such third parties. No assurance can be given that negotiating with a third party, or verification of market terms by a third party, will ensure that the Company and its portfolio companies receive market terms.

In addition, it is anticipated that in a bankruptcy proceeding the Company’s interests will likely be subordinated or otherwise adverse to the interests of Other Clients with ownership positions that are more senior to those of the Company. For example, an Other Client that has provided debt financing to an investment of the Company may take actions for its benefit, particularly if the Company’s Investment is in financial distress, which adversely impact the value of the Company’s subordinated interests.

Although Other Clients can be expected to provide financing to the Company and its portfolio companies subject to the requirements of the 1940 Act, there can be no assurance that any Other Client will indeed provide any such financing with respect to any particular Investment. Participation by Other Clients in some but not all financings of the Company and its portfolio companies may adversely impact the ability of the Company and its portfolio companies to obtain financing from third parties when Other Clients do not participate, as it may serve as a negative signal to market participants.

Any financing provided by a shareholder or an affiliate to the Company or a portfolio company is not an investment in the Company.

Conflicting Fiduciary Duties to Debt Funds. Other Clients include funds and accounts that make investments in senior secured loans, distressed debt, subordinated debt, high-yield securities, commercial mortgage-backed securities and other debt instruments. As discussed above, it is expected that these Other Clients or investors therein will be offered the opportunity, subject to applicable law, to provide financing with respect to investments made by the Company and its portfolio companies. The Firm owes a fiduciary duty to these Other Clients as well as to the Company and will encounter conflicts in the exercise of these duties. For example, if an Other Client purchases high-yield securities or other debt instruments of a portfolio company of the Company, or otherwise occupies a senior (or other different) position in the capital structure of an investment relative to the Company, the Firm will encounter conflicts in providing advice to the Company and to these Other Clients with regard to appropriate terms of such high-yield securities or other instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies, among other matters. More commonly, the Company could hold an investment that is senior in the capital structure, such as a debt instrument, to an Other Client. Although measures described above in “Related Financing Counterparties” above can mitigate these conflicts, they cannot completely eliminate them.

Similarly, certain Other Clients may invest in securities of publicly traded companies that are actual or potential investments of the Company or its portfolio companies. The trading activities of those vehicles may differ from or be inconsistent with activities that are undertaken for the account of the Company or its portfolio companies in any such securities or related securities. In addition, the Company may not pursue an investment in a portfolio company otherwise within the investment mandate of the Company as a result of such trading activities by Other Clients.

Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that the Adviser, Blackstone Credit and Blackstone provide investment management, advisory and sub-advisory services to the Company and Other Clients.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

For purposes of this discussion and ease of reference, the following terms shall have the meanings as set forth below:

“Other Blackstone Credit Clients” means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Other Blackstone Credit Clients own interests) that Blackstone Credit may establish, advise or sub-advise from time to time and to which Blackstone Credit provides investment management or sub-advisory services (other than the Company and any such funds and accounts in which the Company has an interest), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone Credit to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided, that for the avoidance of doubt, “Other Blackstone Credit Clients” shall not include Blackstone Credit in its role as principal of any account, including any accounts for which Blackstone Credit or an affiliate thereof acts as an advisor.

“Blackstone Clients” means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Blackstone Clients own interests) that Blackstone may establish, advise or sub-advise from time to time and to which Blackstone provides investment management or sub-advisory services (other than the Company, any such funds and accounts in which the Company has an interest and Other Blackstone Credit Clients), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided that, for the avoidance of doubt, “Blackstone Clients” shall not include Blackstone in its role as principal of any account, including any accounts for which Blackstone or an affiliate thereof acts as an advisor.

“Other Clients” means, collectively, Other Blackstone Credit Clients and Blackstone Clients.

The respective investment programs of the Company and the Other Clients may or may not be substantially similar. Blackstone Credit and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Company, even though their investment objectives may be the same as or similar to those of the Company. While Blackstone Credit will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Adviser in managing the Company and may affect the prices and availability of the securities and instruments in which the Company invests. Conversely, participation in specific investment opportunities may be appropriate, at times, for both the Company and Other Clients. In any event, it is the policy of Blackstone Credit to allocate investment opportunities and sale opportunities on a basis deemed by Blackstone Credit, in its sole discretion, to be fair and equitable over time.

Allocation Methodology Considerations

Blackstone Credit will share any investment and sale opportunities with such Other Clients and the Company in accordance with the Advisers Act, and Firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size.

Notwithstanding the foregoing, Blackstone Credit may also consider the following factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities: (i) the risk-return and target return profile of the proposed investment relative to the Company’s and the Other Clients’ current risk profiles; (ii) the Company’s and/or the Other Clients’ investment guidelines, restrictions, terms and objectives, including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios’ overall holdings; (iii) the need to re-size risk in the Company’s or the Other Clients’ portfolios (including the potential for the proposed investment

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

to create an industry, sector or issuer imbalance in the Company’s and Other Clients’ portfolios, as applicable) and taking into account any existing non-pro rata investment positions in the portfolio of the Company and Other Clients; (iv) liquidity considerations of the Company and the Other Clients, including during a ramp-up or wind-down of one or more of the Company or such Other Clients, proximity to the end of the Company’s or Other Clients’ specified term or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash; (v) legal, tax, accounting, political, national security and other consequences; (vi) regulatory or contractual restrictions or consequences (including, without limitation, requirements under the 1940 Act and any related rules, orders, guidance or other authority applicable to the Company or Other Blackstone Credit Clients); (vii) avoiding a de minimis or odd lot allocation; (viii) availability and degree of leverage and any requirements or other terms of any existing leverage facilities; (ix) the Company’s or Other Clients’ investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, industry or business sector; (x) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Company or such Other Clients; (xi) the management of any actual or potential conflict of interest; (xii) with respect to investments that are made available to Blackstone Credit by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts), the absence of such relationships which may not be available to the Company and all Other Clients; (xiii) available capital of the Company and the Other Clients, (xiv) primary and permitted investment strategies and objectives of the Company and the Other Clients, including, without limitation, with respect to Other Clients that expect to invest in or alongside other funds or across asset classes based on expected return (such as certain managed accounts with similar investment strategies and objectives), (xv) sourcing of the investment, (xvi) the specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment, (xvii) expected investment return, (xviii) expected cash characteristics (such as cash-on-cash yield, distribution rates or volatility of cash flows), (xix) capital expenditure required as part of the investment, (xx) portfolio diversification concerns (including, but not limited to, whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question), (xxi) relation to existing investments in a fund, if applicable (e.g., “follow on” to existing investment, joint venture or other partner to existing investment, or same security as existing investment), and (xxii) any other considerations deemed relevant by Blackstone Credit in good faith.

Blackstone Credit shall not have any obligation to present any investment opportunity (or portion of any investment opportunity) to the Company if Blackstone Credit determines in good faith that such opportunity (or portion thereof) should not be presented to the Company for any one or a combination of the reasons specified above, or if Blackstone Credit is otherwise restricted from presenting such investment opportunity to the Company.

In addition, Blackstone Credit has received an exemptive order from the SEC that permits certain existing and future funds regulated under the 1940 Act (each, a “Regulated Fund”), among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit, and certain funds managed and controlled by Blackstone Credit and its affiliates, including the Company, subject to certain terms and conditions. For so long as any privately negotiated investment opportunity falls within the investment criteria of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). In the event that the aggregate targeted investment sizes of the Company and such Regulated Fund(s) exceed the amount of such investment opportunity, allocation of such investment opportunity to each of the Company and such Regulated Fund(s) will be reduced proportionately based on their respective “available capital” as defined in the exemptive order, which may result in allocation to the Company in an amount less than what it would otherwise have been if such Regulated Fund(s) did not participate in such investment opportunity. The exemptive order also restricts the ability of the Company (or any other Blackstone Credit fund) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms. As a result, the Company may be unable to make investments in different parts of the capital structure of the same issuer in which a Regulated Fund has invested or seeks to invest. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change, and Blackstone Credit could undertake to amend the exemptive order (subject to SEC approval), obtain

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

additional exemptive relief, or otherwise be subject to other requirements in respect of co-investments involving the Company and any Regulated Funds, any of which may impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made to the Company.

Moreover, with respect to Blackstone Credit’s ability to allocate investment opportunities, including where such opportunities are within the common objectives and guidelines of the Company and one or more Other Clients (which allocations are to be made on a basis that Blackstone Credit believes in good faith to be fair and reasonable), Blackstone Credit and Blackstone have established general guidelines and policies, which it may update from time to time, for determining how such allocations are to be made, which, among other things, set forth principles regarding what constitutes “debt” or “debt-like” investments, criteria for defining “control-oriented equity” or “infrastructure” investments, guidance regarding allocation for certain types of investments (e.g., distressed energy) and other matters. In addition, certain Other Clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements. The application of those guidelines and conditions may result in the Company or Other Clients not participating (and/or not participating to the same extent) in certain investment opportunities in which they would have otherwise participated had the related allocations been determined without regard to such guidelines and conditions and based only on the circumstances of those particular investments. Additionally, investment opportunities sourced by Blackstone Credit will be allocated in accordance with Blackstone’s and Blackstone Credit’s allocation policies, which may provide that investment opportunities will be allocated in whole or in part to other business units of the Firm on a basis that Blackstone and Blackstone Credit believe in good faith to be fair and reasonable, based on various factors, including the involvement of the respective teams from Blackstone Credit and such other business units. It should also be noted that investment opportunities sourced by business units of the Firm other than Blackstone Credit will be allocated in accordance with such business units’ allocation policies, which will result in such investment opportunities being allocated, in whole or in part, away from Blackstone Credit, the Company and Other Blackstone Credit Clients. In addition, we may offer opportunities appropriate for the Company to subsidiaries not wholly owned by the Company, which will result in the Company having less exposure to such assets than it otherwise would have if it did not offer these opportunities to subsidiaries.

When Blackstone Credit determines not to pursue some or all of an investment opportunity for the Company that would otherwise be within the Company’s objectives and strategies, and Blackstone or Blackstone Credit provides the opportunity or offers the opportunity to Other Clients, Blackstone or Blackstone Credit, including their personnel (including Blackstone Credit personnel), may receive compensation from the Other Clients, whether or not in respect of a particular investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit. As a result, Blackstone Credit (including Blackstone Credit personnel who receive such compensation) could be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Other Clients. In addition, in some cases Blackstone or Blackstone Credit may earn greater fees when Other Clients participate alongside or instead of the Company in an Investment.

Blackstone Credit makes good faith determinations for allocation decisions based on expectations that may prove inaccurate. Information unavailable to Blackstone Credit, or circumstances not foreseen by Blackstone Credit at the time of allocation, may cause an investment opportunity to yield a different return than expected. Conversely, an investment that Blackstone Credit expects to be consistent with the Company’s objectives may fail to achieve them.

The Adviser may, but will be under no obligation to, provide co-investment opportunities relating to investments made by the Company to Company shareholders, Other Clients, and investors of such Other Clients, subject to the Company’s exemptive relief and the 1940 Act. Such co-investment opportunities may be offered to such parties in the Adviser’s subject to the Company’s exemptive relief. From time to time, Blackstone Credit may form one or more funds or accounts to co-invest in transactions with the Company (or transactions alongside any of the Company and one or more Other Clients). Furthermore, for the avoidance of doubt, to the extent that

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

the Company has received its target amount in respect of an investment opportunity, any remaining portion of such investment opportunity initially allocated to the Company may be allocated to Other Clients or to co-investors in Blackstone Credit’s discretion pursuant to the Company’s exemptive relief.

Orders may be combined for the Company and all other participating Other Clients, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis that Blackstone Credit or its affiliates consider equitable.

Additionally, it can be expected that the Firm will, from time to time, enter into arrangements or strategic relationships with third parties, including other asset managers, financial firms or other businesses or companies, that, among other things, provide for referral, sourcing or sharing of investment opportunities. Blackstone or Blackstone Credit may pay management fees and performance-based compensation in connection with such arrangements. Blackstone or Blackstone Credit may also provide for or receive reimbursement of certain expenses incurred or received in connection with these arrangements, including diligence expenses and general overhead, administrative, deal sourcing and related corporate expenses. The amount of these rebates may relate to allocations of co-investment opportunities and increase if certain co-investment allocations are not made. While it is possible that the Company will, along with the Firm itself, benefit from the existence of those arrangements and/or relationships, it is also possible that investment opportunities that would otherwise be presented to or made by the Company would instead be referred (in whole or in part) to such third party, or, as indicated above, to other third parties, either as a contractual obligation or otherwise, resulting in fewer opportunities (or reduced allocations) being made available to the Company and/or shareholders. This means that co-investment opportunities that are sourced by the Company may be allocated to investors that are not shareholders. For example, a firm with which the Firm has entered into a strategic relationship may be afforded with “first-call” rights on a particular category of investment opportunities, although there is not expected to be substantial overlap in the investment strategies and/or objectives between the Company and any such firm. (See “—Blackstone’s Relationship with Pátria.”)

Certain Investments Inside the Company’s Mandate that are not Pursued by the Company. Under certain circumstances, Blackstone or Blackstone Credit may determine not to pursue some or all of an investment opportunity within the Company’s mandate, including without limitation, as a result of business, reputational or other reasons applicable to the Company, Other Clients, their respective portfolio companies or Blackstone. In addition, Blackstone Credit may determine that the Company should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because the Company has already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by Blackstone Credit in its good faith discretion, or the investment is not appropriate for the Company for other reasons as determined by Blackstone Credit in its good faith reasonable sole discretion. In any such case Blackstone or Blackstone Credit could, thereafter, offer such opportunity to other parties, including Other Clients or portfolio companies or limited partners or shareholders of the Company or Other Clients, joint venture partners, related parties or third parties. Any such Other Clients may be advised by a different Blackstone or Blackstone Credit business group with a different investment committee, which could determine an investment opportunity to be more attractive than Blackstone Credit believes to be the case. In any event, there can be no assurance that Blackstone Credit’s assessment will prove correct or that the performance of any investments actually pursued by the Company will be comparable to any investment opportunities that are not pursued by the Company. Blackstone and Blackstone Credit, including their personnel, may receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit. In some cases, Blackstone or Blackstone Credit earns greater fees when Other Clients participate alongside or instead of the Company in an Investment.

Cross Transactions. Situations may arise where certain assets held by the Company may be transferred to Other Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Adviser’s contractual obligations to the Company and applicable law, including the 1940 Act.

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Co-Investment. The Company will co-invest with its shareholders, limited partners and/or shareholders of the Other Clients, the Firm’s affiliates and other parties with whom Blackstone Credit has a material relationship. The allocation of co-investment opportunities is entirely and solely in the discretion of Blackstone Credit, subject to applicable law. In addition to participation by Consultants in specific transactions or investment opportunities, Consultants and/or other Firm employees may be permitted to participate in the Firm’s side-by-side co-investment rights. Such rights generally do not provide for a management fee or carried interest payable by participants therein and generally result in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side. Furthermore, Other Clients will be permitted (or have a preferred right) to participate in the Firm’s side-by-side co-investment rights.

In certain circumstances, Blackstone Credit will determine that a co-investment opportunity should be offered to one or more third parties (such investors, “Co-Investors”) and will maintain sole discretion with respect to which Co-Investors are offered any such opportunity. It is expected that many investors who may have expressed an interest in co-investment opportunities will not be allocated any co-investment opportunities or may receive a smaller amount of co-investment opportunities than the amount requested. Furthermore, co-investment offered by Blackstone Credit will be on such terms and conditions (including with respect to management fees, performance-based compensation and related arrangements and/or other fees applicable to co-investors) as Blackstone Credit determine to be appropriate in its sole discretion on a case-by-case basis, which may differ amongst co-investors with respect to the same co-investment. In addition, the performance of Other Clients co-investing with the Company is not considered for purposes of calculating the carried interest payable by the Company to the Adviser. Furthermore, the Company and co-investors will often have different investment objectives and limitations, such as return objectives and maximum hold period. Blackstone Credit, as a result, will have conflicting incentives in making decisions with respect to such opportunities. Even if the Company and any such parties invest in the same securities on similar terms, conflicts of interest will still arise as a result of differing investment profiles of the investors, among other items.

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General Co-Investment Considerations: There are expected to be circumstances where an amount that would otherwise have been invested by the Company is instead allocated to co-investors (who may or may not be shareholders of the Company or limited partners of Other Clients) or supplemental capital vehicles, and there is no guarantee that any shareholders will be offered any particular co-investment opportunity. Each co-investment opportunity (should any exist) is likely to be different, and allocation of each such opportunity will depend on the facts and circumstances specific to that unique situation (e.g., timing, industry, size, geography, asset class, projected holding period, exit strategy and counterparty). Different situations will require that the various facts and circumstances of each opportunity be weighted differently, as Blackstone Credit deems relevant to such opportunity. Such factors are likely to include, among others, whether a co-investor adds strategic value, industry expertise or other similar synergies; whether a potential co-investor has expressed an interest in evaluating co-investment opportunities; whether a potential co-investor has an overall strategic relationship with the Firm; whether a potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of Blackstone, Blackstone Credit, the Company, Other Clients or other co-investments (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies, or whether the potential co-investor has significant capital under management by the Firm or intends to increase such amount); the ability of a potential co-investor to commit to a co-investment opportunity within the required timeframe of the particular transaction; Blackstone Credit’s assessment of a potential co-investor’s ability to invest an amount of capital that fits the needs of the investment (taking into account the amount of capital needed as well as the maximum number of investors that can realistically participate in the transaction); whether the co-investor is considered “strategic” to the investment because it is able to offer the Company certain benefits, including but not limited to, the ability to help consummate the investment, the ability to aid in operating or monitoring the portfolio company or the possession of certain expertise; the transparency, speed and predictability of the potential co-investor’s

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investment process; whether the Firm has previously expressed a general intention to seek to offer co-investment opportunities to such potential co-investor; whether a potential co-investor has the financial and operational resources and other relevant wherewithal to evaluate and participate in a co-investment opportunity; the familiarity the Firm has with the personnel and professionals of the investor in working together in investment contexts (which may include such potential co-investor’s history of investment in other Firm co-investment opportunities); the extent to which a potential co-investor has committed to an Other Client; the size of such potential co-investor’s interest to be held in the underlying portfolio company as a result of the Company’s investment (which is likely to be based on the size of the potential co-investor’s capital commitment or investment in the Company); the extent to which a potential co-investor has been provided a greater amount of co-investment opportunities relative to others; the ability of a potential co-investor to invest in potential add-on acquisitions for the portfolio company or participate in defensive investments; the likelihood that the potential co-investor would require governance rights that would complicate or jeopardize the transaction (or, alternatively, whether the investor would be willing to defer to the Firm and assume a more passive role in governing the portfolio company); any interests a potential co-investor may have in any competitors of the underlying portfolio company; the tax profile of the potential co-investor and the tax characteristics of the investment (including whether the potential co-investor would require particular structuring implementation or covenants that would not otherwise be required but for its participation or whether such co-investor’s participation is beneficial to the overall structuring of the investment); whether a potential co-investor’s participation in the transaction would subject the Company and/or the portfolio company to additional regulatory requirements, review and/or scrutiny, including any necessary governmental approvals required to consummate the investment; the potential co-investor’s interaction with the potential management team of the portfolio company; whether the potential co-investor has any existing positions in the portfolio company (whether in the same security in which the Company is investing or otherwise); whether there is any evidence to suggest that there is a heightened risk with respect to the potential co-investor maintaining confidentiality; whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company, other affiliated funds and/or other co-investments, including the size of such commitment; whether the potential co-investor has any known investment policies and restrictions, guideline limitations or investment objectives that are relevant to the transaction, including the need for distributions; whether the expected holding period and risk-return profile of the investment is consistent with the stated goals of the investor; and such other factors as the Adviser deems relevant and believes to be appropriate under the circumstances. Furthermore, in connection with any such co-investment by third-party co-investors, the Adviser may establish one or more investment vehicles managed or advised by the Firm to facilitate such co-investors’ investment alongside the Company. The factors listed in the foregoing sentence are neither presented in order of importance nor weighted, except that Blackstone Credit has historically primarily relied upon the following two factors in making the determination to offer co-investment opportunities to co-investors: (i) whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies), other affiliated funds, and/or other co-investments, including the size of any such commitment and fee revenue or profits generated for the benefit of Blackstone Credit or Blackstone as a result thereof and (ii) the ability of a potential co-investor to process a co-investment decision within the required timeline of the particular transaction. Except as otherwise described herein, co-investors generally will not share Broken Deal Expenses with the Company and Other Clients, with the result that the Company and such Other Clients will bear all such Broken Deal Expenses, and such expenses may be significant. However, the Adviser does not intend to offer any such co-investment opportunities to shareholders in their capacity as shareholders. Blackstone Credit may (but is not required to) establish co-investment vehicles (including dedicated or “standing” co-investment vehicles) for one or more investors (including third party investors and investors in the Company) in order to co-invest alongside the Company in one or

Confidential Treatment Requested by Blackstone Private Credit Fund

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more future investments. The existence of these vehicles could reduce the opportunity for other shareholders to receive allocations of co-investment. In addition, the allocation of investments to Other Clients, including as described under “Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities” herein, may result in fewer co-investment opportunities (or reduced allocations) being made available to shareholders.

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Additional Potential Conflicts of Interest with respect to Co-Investment; Strategic Relationships Involving Co-Investment: In addition, the Adviser and/or its affiliates will in certain circumstances be incentivized to offer certain potential co-investors (including, by way of example, as a part of an overall strategic relationship with the Firm) opportunities to co-invest because the extent to which any such co-investor participates in (or is offered) co-investment opportunities may impact the amount of performance-based compensation and/or management fees or other fees paid by the co-investor. The amount of carried interest or expenses charged and/or management fees paid by the Company may be less than or exceed such amounts charged or paid by co-investment vehicles pursuant to the terms of such vehicles’ partnership agreements and/or other agreements with co-investors, and such variation in the amount of fees and expenses may create an economic incentive for Blackstone Credit to allocate a greater or lesser percentage of an investment opportunity to the Company or such co-investment vehicles or co-investors, as the case may be. In addition, other terms of existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to Blackstone Credit, than the terms of the Company, and such different terms may create an incentive for Blackstone Credit to allocate a greater or lesser percentage of an investment opportunity to the Company or such co-investment vehicles, as the case may be. Such incentives will from time to time give rise to conflicts of interest, and there can be no assurance that such conflicts of interest will be resolved in favor of the Company. Accordingly, any investment opportunities that would have otherwise been offered or allocated, in whole or in part, to the Company may be reduced and made available to co-investment vehicles. Co-investments may be offered by the Adviser on such terms and conditions as the Adviser determines in its discretion on a case-by-case basis.

Company Co-Investment Opportunities. As a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Company’s ability to make investments or enter into other transactions alongside the Other Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Company’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act and any applicable co-investment order issued by the SEC, the Company may co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for the Company and one or more of such Other Clients. Even if the Company and any such Other Clients and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Such order may restrict our ability to enter into follow-on investments or other transactions. Pursuant to such order, we may co-invest in a negotiated deal with certain affiliates of the Adviser or certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. We may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the 1940 Act.

Investments in Portfolio Companies Alongside Other Clients. From time to time, the Company will co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for both the Company and such Other Clients, as permitted by applicable law and/or any applicable SEC-granted order. Even if the Company and any such Other Clients invest in the same securities or loans, conflicts of interest may still arise. For example, it is

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possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Company and such other funds and vehicles may not be the same. Additionally, the Company and such Other Clients and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and Blackstone Credit, as a result, may have conflicting goals with respect to the price and timing of disposition opportunities. As such, subject to applicable law and any applicable order issued by the SEC, the Company and/or such Other Clients may dispose of any such shared investment at different times and on different terms.

Firm Involvement in Financing of Third Party Dispositions by the Company. The Company may from time to time dispose of all or a portion of an investment by way of accepting a third-party purchaser’s bid where the Firm or one or more Other Clients is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This generally would include the circumstance where the Firm or one or more Other Clients is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from the Company. Such involvement of the Firm or one or more Other Clients as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from the Company may give rise to potential or actual conflicts of interest.

Blackstone Europe. Blackstone, Blackstone Credit and Other Clients may incorporate or otherwise organize, and one or more of its affiliates have incorporated or otherwise organized, one or more Luxembourg-based or Ireland-based entities (and in the future may organize other non-U.S. entities) that are the master holding companies or other structures through which the Company and Other Blackstone Credit Clients may principally invest into European investments (any such structure, “Blackstone Europe”) and that may be utilized by Blackstone Credit. Blackstone Europe is expected to provide one or more of the following key service functions to the Company and/or to the European-domiciled entities that are part of the investments of Other Blackstone Credit Clients and may also be owned, directly or indirectly, by Other Clients or their affiliates. The key service functions expected to be provided by Blackstone Europe and its employees are: (i) domiciliation, (ii) account management, (iii) administration, (iv) accounting, (v) tax, regulatory and organizational compliance, (vi) transaction support services, and (vii) local office space, though other services may also be provided. If approved by the Board of Trustees, Blackstone Europe is expected to receive fees for such services at no greater than market rates deemed competitive by the Firm. The Firm will endeavor to allocate fees and expenses associated with Blackstone Europe fairly and equitably, which allocation is expected to involve certain subjective assumptions based on actual data pertaining to the services provided. The Adviser believes that this method will result in a fair and equitable allocation of expenses. Any such expenses attributable directly or indirectly to the Company, including, without limitation, the Company’s allocable portion of overhead expenses (including, for example, the salary and compensation of personnel of Blackstone Europe) and costs associated with the leasing of office space, will be treated as a Company Expense and will not reduce the management fee or otherwise be shared with the Company or the shareholders.

Self-Administration of the Company. Blackstone Credit and its affiliates expect to provide certain fund administration services to the Company rather than engage or rely on a third party administrator to perform such services. The costs for providing these services are not included in the management fee under the Investment Advisory Agreement and will be paid separately by the Company. Blackstone Credit also reserves the right to charge the Company a reduced rate for these services, or to reduce or waive such charges entirely, subject to the 1940 Act. Blackstone Credit’s ability to determine the reimbursement obligation from the Company creates a conflict of interest. Blackstone Credit addresses this conflict by reviewing its fund administration fee to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated third party at a rate negotiated on an arm’s length basis. The Board of Trustees periodically reviews the reimbursement obligation.

Outsourcing. Subject to the oversight and, in certain circumstances, approval by the Board of the Company, Blackstone may outsource to third parties many of the services performed for the Company and/or its portfolio entities, including services (such as administrative, legal, accounting, tax or other related services) that can be or

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historically have been performed in-house by Blackstone and its personnel. For certain third-party service providers, the fees, costs and expenses of such service providers will be borne by the Company, and in other circumstances, the fees, costs and expenses of such service providers will be borne by Blackstone. Certain third- party service providers and/or their employees will dedicate substantially all of their business time to the Company, Other Clients and/or their respective portfolio entities, while others will have other clients. In certain cases, third- party service providers and/or their employees may spend a significant amount of time at Blackstone offices, have dedicated office space at Blackstone, receive administrative support from Blackstone personnel or participate in meetings and events for Blackstone personnel, even though they are not Blackstone employees or affiliates. This creates a conflict of interest because Blackstone will have an incentive to outsource services to third parties due to a number of factors, including because retaining third parties will reduce Blackstone’s internal overhead and compensation costs for employees who would otherwise perform such services in-house.

The involvement of third-party service providers may present a number of risks due to Blackstone’s reduced control over the functions that are outsourced. There can be no assurances that Blackstone will be able to identify, prevent or mitigate the risks of engaging third-party service providers. The Company may suffer adverse consequences from actions, errors or failures to act by such third parties, and will have obligations, including indemnity obligations, and limited recourse against them. Outsourcing may not occur uniformly for all Blackstone managed vehicles and accounts and, accordingly, certain costs may be incurred by (or allocated to) the Company through the use of third-party service providers that are not incurred by (or allocated to) Other Clients.

Material, Non-Public Information. Blackstone Credit will come into possession of confidential information with respect to an issuer. Blackstone Credit may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Company until such time as the information becomes public or is no longer deemed material such that it would preclude the Company from participating in an investment. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Company will be on a need-to-know basis only, and the Company may not be free to act for the Company upon any such information. Therefore, the Company may not have access to confidential information in the possession of Blackstone Credit that might be relevant to an investment decision to be made for the Company. In addition, Blackstone Credit, in an effort to avoid buying or selling restrictions on behalf of the Company or Other Blackstone Credit Clients, may choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Company, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Company.

In addition, affiliates of Blackstone Credit within Blackstone may come into possession of confidential information with respect to an issuer. Blackstone Credit may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Company if the Firm deemed such restriction appropriate.    Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Company will be on a need-to-know basis only, and the Company may not be free to act upon any such information. Therefore, the Company may not have access to confidential information in the possession of the Firm that might be relevant to an investment decision to be made by the Company. Accordingly, the Company may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold.

Break-up and other Similar Fees. Break-up or topping fees with respect to the Company’s investments can be paid to Blackstone Credit. Alternatively, the Company could receive the break-up or topping fees directly. Break-up or topping fees paid to Blackstone Credit or the Company in connection with a transaction could be allocated, or not, to Other Clients or co-investment vehicles that invest (or are expected to invest) alongside the Company, as determined by Blackstone Credit to be appropriate in the circumstances. Generally, Blackstone Credit would not allocate break-up or topping fees with respect to a potential investment to the Company, an Other Client or co-investment vehicle unless such person would also share in Broken Deal Expenses related to

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Pursuant to 17 C.F.R. Section 200.83

the potential Investment. With respect to fees received by Blackstone Credit relating to the Company’s investments or from unconsummated transactions, shareholders will not receive the benefit of any fees relating to the Company’s investments (including, without limitation, as described above). In the case of fees for services as a director of a portfolio company, the management fee will not be reduced to the extent any Firm personnel continues to serve as a director after the Company has exited (or is in the process of exiting) the applicable portfolio company and/or following the termination of such employee’s employment with the Firm. For the avoidance of doubt, although the financial advisory and restructuring business of Blackstone has been spun out, to the extent any investment banking fees, consulting (including management consulting) fees, syndication fees, capital markets syndication and advisory fees (including underwriting fees), origination fees, servicing fees, healthcare consulting / brokerage fees, fees relating to group purchasing, financial advisory fees and similar fees for arranging acquisitions and other major financial restructurings, loan servicing and/or other types of insurance fees, operations fees, financing fees, fees for asset services, title insurance fees, and other similar fees and annual retainers (whether in cash or in kind) are received by Blackstone, such fees will not be required to be shared with the Company or the shareholders and will not reduce the management fee payable by the Company.

Broken Deal Expenses. Any expenses that may be incurred by the Company for actual investments as described herein may also be incurred by the Company with respect to broken deals (i.e., investments that are not consummated) (“Broken Deal Expenses”). Blackstone Credit is not required to and in most circumstances will not seek reimbursement of Broken Deal Expenses (i.e., expenses incurred in pursuit of an investment that is not consummated) from third parties, including counterparties to the potential transaction or potential co-investors. Examples of such Broken Deal Expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, travel and entertainment expenses incurred, costs of negotiating co-investment documentation, and legal, accounting, tax and other due diligence and pursuit costs and expenses. Any such Broken Deal Expenses could, in the sole discretion of Blackstone Credit, be allocated solely to the Company and not to Other Clients or co-investment vehicles that could have made the investment, even when the Other Client or co-investment vehicle commonly invests alongside the Company in its investments or the Firm or Other Clients in their investments. In such cases, the Company’s shares of expenses would increase. In the event Broken Deal Expenses are allocated to an Other Client or a co-investment vehicle, Blackstone Credit may advance such fees and expenses without charging interest until paid by the Other Client or co-investment vehicle, as applicable.

Other Firm Business Activities. The Firm, Other Clients, their portfolio companies, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, for products and services provided to the Company and its portfolio companies, such as fees for asset and property management; investment management, underwriting, syndication or refinancing of a loan or investment; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; investment banking and capital markets services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services; insurance procurement; brokerage; solutions and risk management services; data extraction and management products and services; and other products and services. Such parties will also provide products and services for fees to the Firm, Other Clients and their portfolio companies, and their personnel and related parties, as well as third parties. Through its Innovations group, Blackstone incubates businesses that can be expected to provide goods and services to the Company (subject to the requirements of the 1940 Act and applicable guidance) and Other Clients and their portfolio companies, as well as other Firm-related parties and third parties. By contracting for a product or service from a business related to the Firm, the Company and its portfolio companies would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with the Company or shareholders and could benefit the Firm directly and indirectly. Also, the Firm, Other Clients and their portfolio companies, and their personnel and related parties may receive compensation or other benefits, such as through additional ownership interests or otherwise, directly related to the consumption of products and services by the Company and its portfolio companies. The Company and its portfolio companies will incur expense in negotiating for any such fees and services, which will be treated as Company Expenses. In addition, the Firm may receive fees associated with capital invested by co-investors

Confidential Treatment Requested by Blackstone Private Credit Fund

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relating to investments in which the Company participates or otherwise, in connection with a joint venture in which the Company participates (subject to the 1940 Act) or otherwise with respect to assets or other interests retained by a seller or other commercial counterparty with respect to which the Firm performs services. Finally, the Firm and its personnel and related parties may also receive compensation in connection with referrals and related activities of such business incubated by the Blackstone Innovations group.

The Company will, as determined by Blackstone Credit and as permitted by the governing fund documents, bear the cost of fund administration, in house legal, tax planning and other related services provided by Firm personnel and related parties to the Company and its portfolio companies, including the allocation of their compensation and related overhead otherwise payable by the Firm, or pay for their services at market rates, as discussed above in “Self-Administration of the Company.” Such allocations or charges can be based on any of the following methodologies: (i) requiring personnel to periodically record or allocate their historical time spent with respect to the Company or the Firm approximating the proportion of certain personnel’s time spent with respect to the Company, and in each case allocating their compensation and allocable overhead based on time spent, or charging their time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Firm believes represents a fair recoupment of expenses and a market rate for such services or (iii) any other similar methodology determined by the Firm to be appropriate under the circumstances. Certain Firm personnel will provide services to few, or only one, of the Company and Other Clients, in which case the Firm could rely upon rough approximations of time spent by the employee for purposes of allocating the salary and overhead of the person if the market rate for services is clearly higher than allocable salary and overhead. However, any methodology (including the choice thereof) involves inherent conflicts and may result in incurrence of greater expenses by the Company and its portfolio companies than would be the case if such services were provided by third parties.

Blackstone Credit, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could continue to receive fees, including performance-based or incentive fees, for the services described in the preceding paragraphs with respect to investments sold by the Company or a portfolio company to a third party buyer after the sale is consummated. Such post-disposition involvement will give rise to potential or actual conflicts of interest, particularly in the sale process. Moreover, Blackstone Credit, Other Clients and their portfolio companies, and their affiliates, personnel and related parties may acquire a stake in the relevant asset as part of the overall service relationship, at the time of the sale or thereafter.

Blackstone Credit does not have any obligation to ensure that fees for products and services contracted by the Company or its portfolio companies are at market rates unless the counterparty is considered an affiliate of the Firm and given the breadth of the Firm’s investments and activities Blackstone Credit may not be aware of every commercial arrangement between the Company and its portfolio companies, on the one hand, and the Firm, Other Clients and their portfolio companies, and personnel and related parties of the foregoing, on the other hand.

Except as set forth above, the Company and shareholders will not receive the benefit (e.g., through a reduction to the management fee or otherwise) of any fees or other compensation or benefit received by Blackstone Credit, its affiliates or their personnel and related parties. (See also “—Service Providers, Vendors and Other Counterparties Generally” and “—Other Firm Business Activities.”)

Securities and Lending Activities. Blackstone, its affiliates and their related parties and personnel will from time to time participate in underwriting or lending syndicates with respect to current or potential portfolio companies, or may otherwise act as arrangers of financing, including with respect to the public offering and/or private placement of debt or equity securities issued by, or loan proceeds borrowed by the Company and its portfolio companies, or otherwise in arranging financing (including loans) for such portfolio companies or advise on such transactions. Such underwritings or engagements may be on a firm commitment basis or may be on an uncommitted “best efforts” basis, and the underwriting or financing parties are under no duty to provide any commitment unless specifically set forth in the relevant contract. Blackstone may also provide placement or other similar services to purchasers or sellers of securities, including loans or instruments issued by portfolio

Confidential Treatment Requested by Blackstone Private Credit Fund

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companies. There may also be circumstances in which the Company commits to purchase any portion of such issuance from the portfolio company that a Blackstone broker-dealer intends to syndicate to third parties. As a result thereof, subject to the limitations of the 1940 Act, Blackstone may receive commissions or other compensation, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. In certain cases, subject to the limitations of the 1940 Act, a Blackstone broker-dealer will from time to time act as the managing underwriter or a member of the underwriting syndicate or broker for the Company or its portfolio companies, or as dealer, broker or advisor to a counterparty to the Company or a portfolio company and purchase securities from or sell securities to the Company, Other Clients or portfolio companies of the Company or Other Clients or advise on such transactions. Blackstone will also from time to time, on behalf of the Company or other parties to a transaction involving the Company or its portfolio companies, effect transactions, including transactions in the secondary markets that result in commissions or other compensation paid to Blackstone by the Company or its portfolio companies or the counterparty to the transaction, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. Subject to applicable law, Blackstone will from time to time receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing fees, capital markets advisory fees, lending arrangement fees, asset/property management fees, insurance (including title insurance) fees and consulting fees, monitoring fees, commitment fees, syndication fees, origination fees, organizational fees, operational fees, loan servicing fees, and financing and divestment fees (or, in each case, rebates in lieu of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone, an Other Client or its portfolio companies are purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with the Company. In addition, the management fee with respect to a shareholder generally will not be reduced by such amounts. Therefore, Blackstone will from time to time have a potential conflict of interest regarding the Company and the other parties to those transactions to the extent it receives commissions, discounts or other compensation from such other parties. The Board of Trustees, in its sole discretion, will approve any transactions, subject to the limitations of the 1940 Act, in which a Blackstone broker-dealer acts as an underwriter, as broker for the Company, or as dealer, broker or advisor, on the other side of a transaction with the Company only where the Board of Trustees believes in good faith that such transactions are appropriate for the Company and, by executing a Subscription Agreement for shares in the Company, a shareholder consents to all such transactions, along with the other transactions involving conflicts of interest described herein, to the fullest extent permitted by law.

When Blackstone serves as underwriter with respect to securities of the Company or its portfolio companies, the Company and such portfolio companies could from time to time be subject to a “lock-up” period following the offering under applicable regulations during which time the Company or portfolio company would be unable to sell any securities subject to the “lock-up.” This may prejudice the ability of the Company and its portfolio companies to dispose of such securities at an opportune time. In addition, Blackstone Capital Markets may serve as underwriter in connection with the sale of securities by the Company or its portfolio companies. Conflicts may arise because such engagement would result in Blackstone Capital Markets receiving selling commissions or other compensation in connection with such sale. (See also “—Portfolio Company Relationships Generally” below.)

Blackstone and Blackstone Credit employees are generally permitted to invest in alternative investment funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Company. The Company will not receive any benefit from any such investments.

PJT. On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill fund placement businesses and combined these businesses with PJT Partners Inc. (“PJT”), an independent financial advisory firm founded by Paul J. Taubman. While the combined business operates independently from Blackstone and is not an affiliate thereof, it is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest will arise in connection with transactions between or involving the

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Company and its portfolio companies, on the one hand, and PJT, on the other. The pre-existing relationship between Blackstone and its former personnel involved in financial and strategic advisory services at PJT, the overlapping ownership and co-investment and other continuing arrangements between PJT and Blackstone may influence Blackstone Credit to select or recommend PJT to perform services for the Company or its portfolio companies, the cost of which will generally be borne directly or indirectly by the Company. Given that PJT is no longer an affiliate of Blackstone, Blackstone Credit and its affiliates will be free to cause the Company and portfolio companies to transact with PJT generally without restriction under the applicable governing documents, notwithstanding the relationship between Blackstone and PJT.

Portfolio Company Relationships Generally. The Company’s portfolio companies are expected to be counterparties to or participants in agreements, transactions or other arrangements with portfolio companies of Other Clients for the provision of goods and services, purchase and sale of assets and other matters. Although the Firm may determine that such agreements, transactions or other arrangements are consistent with the requirements of such Other Clients’ offering and/or governing agreements, such agreements, transactions or other arrangements may not have otherwise been entered into but for the affiliation with Blackstone Credit and/or Blackstone. These agreements, transactions or other agreements involve fees, commissions, servicing payments and/or discounts to Blackstone Credit, any Blackstone affiliate (including personnel) or a portfolio company, none of which reduce the management fee payable by the Company). This may give rise to actual or potential conflicts of interest for the Adviser, the Company and/or their respective affiliates, as such agreements, transactions and arrangements may be more favorable for on portfolio company than another, thus benefiting the Company or Other Clients at the expense of the other. For example, the Firm may cause, or offer the opportunity to, portfolio companies to enter into agreements regarding group procurement (such as the group purchasing organization), benefits management, purchase of title and/or other insurance policies (which may be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that may result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio company. Such agreements, transactions or other arrangements may be entered into without the consent or direct involvement of the Company and/or such Other Client or the consent of the Board of Trustees and/or the shareholders of the Company or such Other Client (including, without limitation, in the case of minority and/or non-controlling investments by the Company in such portfolio companies or the sale of assets from one portfolio company to another) and/or such Other Client. In any such case, the Company may not be involved in the negotiation process, and there can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to the Company as otherwise would be the case if the counterparty were not related to the Firm.

In addition, it is possible that certain portfolio companies of Other Clients or companies in which Other Clients have an interest will compete with the Company for one or more investment opportunities and/or engage in activities that may have adverse consequences on the Company and/or its portfolio companies. As an example of the latter, the laws and regulations of certain jurisdictions (e.g., bankruptcy, environmental, consumer protection and/or labor laws) may not recognize the segregation of assets and liabilities as between separate entities and may permit recourse against the assets of not just the entity that has incurred the liabilities, but also the other entities that are under common control with, or part of the same economic group as, such entity. In such circumstances, the assets of the Company and/or its portfolio companies may be used to satisfy the obligations or liabilities of one or more Other Clients, their portfolio companies and/or affiliates.

Certain portfolio companies may have established or invested in, or may in the future establish or invest in, vehicles that are managed exclusively by the portfolio company (and not the Company or the Firm or any of its affiliates) and that invest in asset classes or industry sectors (such as cyber security) that fall within the Company’s investment strategy. Such vehicles, which may not be considered affiliates of the Firm and would not be subject to the Firm’s policies and procedures, may compete with the Company for investment opportunities. Portfolio companies and affiliates of the Firm may also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that may compete with the

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Company for investment opportunities (it being understood that such arrangements may give rise to conflicts of interest that may not necessarily be resolved in favor of the Company). Portfolio companies and affiliates of the Firm may also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that may compete with the Company for investment opportunities (it being understood that such arrangements may give rise to conflicts of interest that may not necessarily be resolved in favor of the Company). In addition, the Company may hold non-controlling interests in certain portfolio companies and, as a result, such portfolio companies could engage in activities outside of the Company’s control that may have adverse consequences on the Company and/or its other portfolio companies.

In addition, the Firm has also entered into an investment management arrangement whereby it provides investment management services to Fidelity & Guaranty Life Insurance Company (a portfolio company of certain Other Clients), which will involve investments across a variety of asset classes (including investments that may otherwise be appropriate for the Company), and in the future the Firm may enter into similar arrangements with other portfolio companies. Such arrangements may reduce the allocations of investments to the Company, and the Firm may be incentivized to allocate investments away from the Company to the counterparties to such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to the Firm relative to the terms of the Company.

Further, portfolio companies with respect to which the Company may elect members of the board of directors may, as a result, subject the Company and/or such directors to fiduciary obligations to make decisions that they believe to be in the best interests of any such portfolio company. Although in most cases the interests of the Company and any such portfolio company will be aligned, this may not always be the case. This can be expected to create conflicts of interest between the relevant director’s obligations to any such portfolio company and its stakeholders, on the one hand, and the interests of the Company, on the other hand. Although Blackstone Credit will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Company. For instance, such positions could impair the ability of the Company to sell the securities of an issuer in the event a director receives material non-public information by virtue of his or her role, which would have an adverse effect on the Company. Furthermore, an employee of Blackstone serving as a director to a portfolio company owes a fiduciary duty to the portfolio company, on the one hand, and the Company, on the other hand, and such employee may be in a position where they must make a decision that is either not in the best interest of the Company, or is not in the best interest of the portfolio company. Blackstone personnel serving as directors may make decisions for a portfolio company that negatively impact returns received by the Company as an investor in the portfolio company. In addition, to the extent an employee serves as a director on the board of more than one portfolio company, such employees’ fiduciaries duties among the two portfolio companies can be expected to create a conflict of interest. Certain decisions made by a director may subject the Adviser, its affiliates or the Company to claims they would not otherwise be subject to as an investor, including claims of breach of duty of loyalty, securities claims and other director-related claims. In general, the Company will indemnify the Adviser and Blackstone Credit personnel from such claims.

Portfolio Company Service Providers and Vendors. Subject to applicable law, the Company, Other Clients, portfolio companies of each of the foregoing and Blackstone Credit can be expected to engage portfolio companies of the Company and Other Clients to provide some or all of the following services: (a) corporate support services (including, without limitation, accounts payable, accounting/audit (including valuation support services), account management, insurance, procurement, placement, brokerage, consulting, cash management, corporate secretarial services, domiciliation, data management, directorship services, finance/budget, human resources, information technology/systems support, internal compliance/KYC, judicial processes, legal, operational coordination (i.e., coordination with JV partners, property managers), risk management, reporting, tax, tax analysis and compliance (e.g., CIT and VAT compliance), transfer pricing and internal risk control, treasury and valuation services); (b) loan services (including, without limitation, monitoring, restructuring and work-out of performing, sub-performing and nonperforming loans, administrative services, and cash management); (c) management services (i.e., management by a portfolio company, Blackstone affiliate or third party (e.g., a third-party manager) of operational services); (d) operational services (i.e., general management of

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day to day operations); (e) risk management (tax and treasury); (f) insurance procurement, placement, brokerage and consulting services; and (g) other services. Similarly, Blackstone Credit, Other Clients and their portfolio companies can be expected to engage portfolio companies of the Company to provide some or all of these services. Some of the services performed by portfolio company service providers could also be performed by Blackstone Credit from time to time and vice versa. Fees paid by the Company or its portfolio companies to the other portfolio company service providers do not reduce the management fee payable by the Company and are not otherwise shared with the Company.

Portfolio companies of the Company and Other Clients that can be expected to provide services to the Company and its portfolio companies include, without limitation, the following, and may include additional portfolio companies that may be formed or acquired in the future:

BTIG. BTIG, LLC (“BTIG”) is a global financial services firm in which certain Blackstone entities own a strategic minority investment. BTIG provides institutional trading, investment banking, research and related brokerage services and may provide goods and services for the Company or its portfolio companies.

Optiv. Optiv Security, Inc. is a portfolio company held by certain Blackstone private equity funds that provides a full slate of information security services and solutions and may provide goods and services for the Company and its portfolio companies.

PSAV. PSAV, Inc. is a portfolio company held by certain Blackstone private equity funds that provides outsourced audiovisual services and event production and may provide goods and services for the Company and its portfolio companies.

Refinitiv. On October 1, 2018, a consortium led by Blackstone announced that private equity funds managed by Blackstone had completed an acquisition of Thomson Reuters’ Financial & Risk business (“Refinitiv”). On January 29, 2021, Refinitiv was sold to London Stock Exchange Group (“LSEG”), with Blackstone private equity funds receiving a minority stake in LSEG. Refinitiv operates a pricing service that provides valuation services and may provide goods and services for the Company and its portfolio companies.

Kryalos. Blackstone through one or more Other Clients has made a minority investment in Kryalos Investments S.r.l. (“Kryalos”), an operating partner in certain real estate investments made by Other Clients. Kryalos may perform services for the Company and its portfolio companies.

Valkyrie. Valkyrie BTO Aviation LLC (“Valkyrie”) is a Blackstone affiliate that provides asset management and loan servicing solutions for investments in the aviation space, including for investments by the Company, Other Clients and their portfolio companies, affiliates and related parties. The asset management services provided by Valkyrie with respect to such investments can be expected to include, without limitation, origination or sourcing of investment opportunities, diligence, negotiation, analysis, servicing, development, management and disposition and other related services (e.g., marketing, financial, administrative, legal and risk management). In exchange for such services, Valkyrie earns fees, including through incentive-based compensation payable to their management team, which would have otherwise been paid to third parties. As a result of the foregoing and Blackstone’s ownership of Valkyrie, Blackstone may be incentivized to participate in and pursue more aviation-related transactions due to the prospect of Valkyrie earning such fees. Engaging Valkyrie to perform services will reduce Blackstone’s internal overhead and compensation costs for employees who would otherwise perform such services. As a result, while Blackstone believes that Valkyrie will provide services at or better than those provided by third parties, there is an inherent conflict of interest that would incentivize Blackstone to pursue aviation-related transactions and engage Valkyrie to perform such services.

The Company and its portfolio companies will compensate one or more of these service providers and vendors owned by the Company or Other Clients, including through incentive based compensation payable to their management teams and other related parties. The incentive based compensation paid with respect to a

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portfolio company or asset of the Company or Other Clients will vary from the incentive based compensation paid with respect to other portfolio companies and assets of the Company and Other Clients; as a result the management team or other related parties can be expected to have greater incentives with respect to certain assets and portfolio companies relative to others, and the performance of certain assets and portfolio companies may provide incentives to retain management that also service other assets and portfolio companies. Some of these service providers and vendors owned or controlled by the Company or Other Clients will charge the Company and its portfolio companies for goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates under “Firm Affiliated Service Providers” herein applies equally in respect of the fees and expenses of the portfolio company service providers, if charged at rates generally consistent with those available in the market. Other service providers and vendors owned and/or controlled by the Company or Other Clients pass through expenses on a cost reimbursement, no-profit or break-even basis, in which case the service provider allocates costs and expenses directly associated with work performed for the benefit of the Company and its portfolio companies to them, along with any related tax costs and an allocation of the service provider’s overhead, including any of the following: salaries, wages, benefits and travel expenses; marketing and advertising fees and expenses; legal, accounting and other professional fees and disbursements; office space and equipment; insurance premiums; technology expenditures, including hardware and software costs; costs to engage recruitment firms to hire employees; diligence expenses; one-time costs, including costs related to building-out and winding-down a portfolio company; taxes; and other operating and capital expenditures. Any of the foregoing costs, although allocated in a particular period, will, in certain circumstances, relate to activities occurring outside the period, and therefore the Company could pay more than its pro rata portion of fees for services. The allocation of overhead among the entities and assets to which services are provided can be expected to be based on any of a number of different methodologies, including, without limitation, “cost” basis as described above, “time-allocation” basis, “per unit” basis, “per square footage” basis or “fixed percentage” basis. There can be no assurance that a different manner of allocation would result in the Company and its portfolio companies bearing less or more costs and expenses. Blackstone Credit will not always perform or obtain benchmarking analysis or third-party verification of expenses with respect to services provided on a cost reimbursement, no profit or break even basis. There can be no assurances that amounts charged by portfolio company service providers that are not controlled by the Company or Other Clients will be consistent with market rates or that any benchmarking, verification or other analysis will be performed with respect to such charges. If benchmarking is performed, the related expenses will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fee. A portfolio company service provider will, in certain circumstances, subcontract certain of its responsibilities to other portfolio companies. In such circumstances, the relevant subcontractor could invoice the portfolio company for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio company, if charging on a cost reimbursement, no-profit or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above. Similarly, Other Clients, their portfolio companies and Blackstone Credit can be expected to engage portfolio companies of the Company to provide services, and these portfolio companies will generally charge for services in the same manner described above, but the Company and its portfolio companies generally will not be reimbursed for any costs (such as start-up costs) relating to such portfolio companies incurred prior to such engagement. Some of the services performed by these service providers could also be performed by Blackstone Credit from time to time and vice versa. Fees paid by the Company or its portfolio companies to these service providers do not the management fee payable to the Adviser.

Where compensation paid to an affiliated service provider from the Company or its portfolio company is based on market rates, such compensation will not be based on the cost incurred by the applicable service provider and therefore will likely result in a profit to such service provider. In the event the service provider is an affiliate of Blackstone Credit, Blackstone Credit experiences a conflict of interest in determining the terms of any such engagement. There can be no assurance that an unaffiliated third party would not charge a lesser rate.

Service Providers, Vendors and Other Counterparties Generally. Certain third party advisors and other service providers and vendors to the Company and its portfolio companies (including accountants,

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administrators, lenders, bankers, brokers, attorneys, consultants, title agents and investment or commercial banking firms) are owned by the Firm, the Company or Other Clients or provide goods or services to, or have other business, personal, financial or other relationships with, the Firm, the Other Clients and their respective portfolio companies and affiliates and personnel. Such advisors and service providers referred to above may be investors in the Company, affiliates of the Adviser, sources of financing and investment opportunities or co-investors or commercial counterparties or entities in which the Firm and/or Other Clients have an investment, and payments by the Company and/or such entities may indirectly benefit the Firm, the Other Clients and their respective portfolio companies or any affiliates or personnel. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to the Company and its portfolio companies could have other commercial or personal relationships with the Firm, Other Clients and their respective portfolio companies, or any affiliates, personnel or family members of personnel of the foregoing. Although the Firm selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally greater in the case of service providers and vendors that have other relationships to the Firm), the relationship of service providers and vendors to the Firm as described above will influence the Firm in deciding whether to select, recommend or form such an advisor or service provider to perform services for the Company, subject to applicable law, or a portfolio company, the cost of which will generally be borne directly or indirectly by the Company and can be expected to incentivize the Firm to engage such service provider over a third party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to pay such service providers and vendors higher fees or commissions, resulting in higher fees and expenses being borne by the Company, than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in a service provider or vendor; the Firm can be expected to also have an incentive to invest in or create service providers and vendors to realize on these opportunities.

The Firm has a practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to the Firm itself compared to those it enters into on behalf of the Company and its portfolio companies for the same services. However, legal fees for unconsummated transactions are often charged at a discount rate, such that if the Company and its portfolio companies consummate a higher percentage of transactions with a particular law firm than the Firm, the Company, Other Clients and their portfolio companies, the shareholders could indirectly pay a higher net effective rate for the services of that law firm than the Firm, the Company or Other Clients or their portfolio companies. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by the Company and its portfolio companies are different from those used by the Firm, Other Clients and their portfolio companies, and their affiliates and personnel, the Company and its portfolio companies can be expected to pay different amounts or rates than those paid by such other persons. Similarly, the Firm, the Company, the Other Clients and their portfolio companies and affiliates can be expected to enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty will, in certain circumstances, charge lower rates (or no fee) or provide discounts or rebates for such counterparty’s products or services depending on the volume of transactions in the aggregate or other factors.

Subject to applicable law, the Company, Other Clients and their portfolio companies are expected to enter into joint ventures with third parties to which the service providers and vendors described above will provide services. In some of these cases, the third party joint venture partner may negotiate to not pay its pro rata share of fees, costs and expenses to be allocated as described above, in which case the Company, Other Clients and their portfolio companies that also use the services of the portfolio company service provider will, directly or indirectly, pay the difference, or the portfolio company service provider will bear a loss equal to the difference.

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The Firm may, from time to time, encourage service providers to funds and investments to use, generally at market rates and/or on arm’s length terms (and/or on the basis of best execution, if applicable), the Firm-affiliated service providers in connection with the business of the Company, portfolio companies, and unaffiliated entities. This practice creates a conflict of interest because it provides an indirect benefit to the Firm in the form of added business for the Firm-affiliated service providers without any reduction to the Company’s management fee.

Certain portfolio companies that provide services to the Company, Other Clients and/or portfolio companies or assets of the Company and/or Other Clients may be transferred between and among the Company and/or Other Clients (where the Company may be a seller or a buyer in any such transfer) for minimal or no consideration (based on a third party valuation confirming the same). Such transfers may give rise to actual or potential conflicts of interest for Blackstone Credit.

Firm Affiliated Service Providers. Certain of the Company’s, the Firm’s and/or portfolio companies’ advisers and other service providers, or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, and investment or commercial banking firms) also provide goods or services to, or have business, personal, financial or other relationships with, the Firm, its affiliates and portfolio companies. Such advisers and service providers (or their affiliates) may be investors in the Company, affiliates of the Firm, sources of investment opportunities, co-investors, commercial counterparties and/or portfolio companies in which the Firm and/or the Company has an investment. Accordingly, payments by the Company and/or such entities may indirectly benefit the Company and/or its affiliates, including the Firm and Other Clients. No fees charged by these service providers and vendors will reduce the management fees payable to the Adviser. Furthermore, the Firm, the Other Clients and their portfolio companies and their affiliates and related parties will use the services of these Firm affiliates, including at different rates. Although the Firm believes the services provided by its affiliates are equal or better than those of third parties, the Firm directly benefits from the engagement of these affiliates, and there is therefore an inherent conflict of interest such as those described above.

Because the Firm has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio companies may engage to provide underwriting and capital market advisory services, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. To the extent Blackstone determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser. Service providers affiliated with the Firm, which are generally expected to receive competitive market rate fees (as determined by the Adviser or its affiliates) with respect to certain Investments, include:

•

BPM. Blackstone Property Management is a Blackstone affiliate that may provide property management, leasing oversight, corporate services (including accounting and reporting), development and construction management, and transaction support services to any of the Company’s investment properties primarily located in the United Kingdom and continental Europe.

•

Equity Healthcare. Equity Healthcare LLC (“Equity Healthcare”) is a Blackstone affiliate that negotiates with providers of standard administrative services for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, which include unaffiliated third parties, Equity Healthcare is able to negotiate pricing terms that are believed to be more favorable than those that the portfolio companies could obtain on an individual basis. The fees received by Equity Healthcare in connection with services provided to investments will not reduce the management fee payable by the Company.

•	LNLS. Blackstone wholly owns a leading national title agency, Lexington National Land Services (“LNLS”), a title agent company. LNLS may act as an agent for one or more underwriters in issuing

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title policies and/or providing support services in connection with investments by the Company, Other Clients and third parties. LNLS focuses on transactions in rate-regulated U.S. states where the cost of title insurance is non-negotiable. LNLS will not perform services in nonregulated U.S. states for the Company and Other Clients unless (i) in the context of a portfolio transaction that includes assets in rate-regulated U.S. states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third party is paying all or a material portion of the premium or (iv) when providing only support services to the underwriter and not negotiating the title policy or issuing it to the insured. LNLS earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating the placement of title insurance with underwriters. Blackstone receives distributions from LNLS in connection with investments by the Company based on its equity interest in LNLS. In each case, there will be no related reduction in management fees. As a result, while Blackstone believes that venture will provide services at or better than those provided by third parties (even in jurisdictions where insurance rates are regulated), there is an inherent conflict of interest that would incentivize Blackstone to engage LNLS over a third party.

•	Refinitiv. See “—Portfolio Company Service Providers and Vendors.”

Certain Blackstone-affiliated service providers and their respective personnel will receive a management promote, an incentive fee and other performance-based compensation in respect of investments, sales or other transaction volume. Furthermore, Blackstone-affiliated service providers may charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses).

In connection with such relationships, Blackstone Credit and, if required by applicable law, the Board of Trustees, will make determinations of competitive market rates based on its consideration of a number of factors, which are generally expected to include Blackstone Credit’s experience with non-affiliated service providers, benchmarking data and other methodologies determined by Blackstone Credit to be appropriate under the circumstances (i.e., rates that fall within a range that Blackstone Credit has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms). In respect of benchmarking, while Blackstone Credit often obtains benchmarking data regarding the rates charged or quoted by third parties for services similar to those provided by Blackstone Credit affiliates in the applicable market or certain similar markets, relevant comparisons may not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., different assets may receive different services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset by asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then invested in by the Company (such as location or size), or the particular characteristics of services provided. For these reasons, such market comparisons may not result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fee. Finally, in certain circumstances Blackstone Credit may determine that third party benchmarking is unnecessary, either because the price for a particular good or service is mandated by law (e.g., title insurance in rate regulated states) or because Blackstone Credit has access to adequate market data to make the determination without reference to third party benchmarking. For example, certain portfolio companies may enter into an employer health program arrangement or similar arrangements with Equity Healthcare, a Blackstone affiliate that negotiates with providers of standard administrative services and insurance carriers for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms from providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis. The payments made to Blackstone in connection with Equity Healthcare, group purchasing, insurance and benefits management will not reduce the management fee payable to the Adviser.

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Pursuant to 17 C.F.R. Section 200.83

Portfolio company service providers described in this section are generally owned by one or more Blackstone funds. In certain instances a similar company could be owned by Blackstone directly. Blackstone could cause a transfer of ownership of one of these service providers from an Other Client to the Company. The transfer of a portfolio company service provider between the Company and an Other Client (where the Company may be a seller or a buyer in any such transfer) will generally be consummated for minimal or no consideration. The Adviser may, but is not required to, obtain a third party valuation confirming the same, and if it does, the Adviser may rely on such valuation.

Advisers and service providers, or their affiliates, often charge different rates, including below-market or no fee, or have different arrangements for different types of services. With respect to service providers, for example, the fee for a given type of work may vary depending on the complexity of the matter as well as the expertise required and demands placed on the service provider. Therefore, to the extent the types of services used by the Company and/or portfolio companies differ from those used by the Firm and its affiliates (including personnel), Blackstone Credit and/or Blackstone or their respective affiliates (including personnel) may pay different amounts or rates than those paid by the Company and/or portfolio companies. However, Blackstone Credit and its affiliates have a longstanding practice of not entering into any arrangements with advisers or service providers that could provide for lower rates or discounts than those available to the Company, Other Clients and/or portfolio companies for the same services. Furthermore, advisers and service providers may provide services exclusively to the Firm and its affiliates, including the Company, Other Clients and their portfolio companies, although such advisers and service providers would not be considered employees of Blackstone or Blackstone Credit. Similarly, Blackstone, Blackstone Credit, each of their respective affiliates, the Company, the Other Clients and/or their portfolio companies, may enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty may charge lower rates (or no fee) and/or provide discounts or rebates for such counterparty’s products and/or services depending on certain factors, including volume of transactions entered into with such counterparty by the Firm, its affiliates, the Company, the Other Clients and their portfolio companies in the aggregate.

In addition, investment banks or other financial institutions, as well as Blackstone employees, may also be investors in the Company. These institutions and employees are a potential source of information and ideas that could benefit the Company. Blackstone has procedures in place reasonably designed to prevent the inappropriate use of such information by the Company.

Transactions with Portfolio Companies. The Firm and portfolio companies of the Company and Other Clients provide products and services to or otherwise contract with the Company and its portfolio companies, among others. In the alternative, the Firm may form a joint venture with such a company to implement such referral arrangement. For example, such arrangements may include the establishment of a joint venture or other business arrangement between the Firm, on the one hand, and a portfolio company of the Company, portfolio company of an Other Client or third party, on the other hand, pursuant to which the joint venture or business provides services (including, without limitation, corporate support services, loan management services, management services, operational services, risk management services, data management services, consulting services, brokerage services, insurance procurement, placement, brokerage and consulting services, and other services) to portfolio companies of the Company (and portfolio companies of Other Clients) that are referred to the joint venture or business by the Firm. The Firm, the Company and Other Clients and their respective portfolio companies and personnel and related parties of the foregoing may make referrals or introductions to portfolio companies of the Company or Other Clients in an effort, in part, to increase the customer base of such companies or businesses (and therefore the value of the investment held by the Company or Other Client, which would also benefit the Firm financially through its participation in such joint venture or business) or because such referrals or introductions may result in financial benefits, such as additional equity ownership and/or milestones benefitting the referring or introducing party that are tied or related to participation by the portfolio companies of the Company and/or of Other Clients, accruing to the party making the introduction. The Company and the shareholders will not share in any fees, economics, equity or other benefits accruing to the Firm, Other Clients

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

and their portfolio companies as a result of the introduction of the Company and its portfolio companies. Moreover, payments made to the Firm in connection with such arrangements will not reduce the management fee payable to the Adviser. There may, however, be instances in which the applicable arrangements provide that the Company or its portfolio companies share in some or all of any resulting financial incentives (including, in some cases, equity ownership) based on structures and allocation methodologies determined in the sole discretion of the Firm. Conversely, where the Company or one of its portfolio companies is the referring or introducing party, rather than receiving all of the financial incentives (including, in some cases, additional equity ownership) for similar types of referrals and/or introductions, such financial incentives (including, in some cases, equity ownership) may be similarly shared with the participating Other Clients or their respective portfolio companies.

The Firm may also enter into commercial relationships with third party companies, including those in which the Company considered making an investment (but ultimately chose not to pursue). For example, the Firm may enter into an introducer engagement with such company, pursuant to which the Firm introduces the company to unaffiliated third parties (which may include current and former portfolio companies and portfolio companies of Other Clients and/or their respective employees) in exchange for a fee from, or equity interest in, such company. Even though the Firm may benefit financially from this commercial relationship, the Firm will be under no obligation to reimburse the Company for Broken Deal Expenses incurred in connection with its consideration of the prospective investment and such arrangements will not be subject to the management fee payable to the Adviser and otherwise described herein.

Additionally, the Firm or an affiliate thereof will from time to time hold equity or other investments in companies or businesses that provide services to or otherwise contract with portfolio companies. Blackstone and Blackstone Credit have in the past entered (and can be expected in the future to enter) into relationships with companies in the information technology, corporate services and related industries whereby Blackstone acquires an equity or similar interest in such company. In connection with such relationships, Blackstone and/or Blackstone Credit may also make referrals and/or introductions to portfolio companies (which may result in financial incentives (including additional equity ownership) and/or milestones benefitting Blackstone and/or Blackstone Credit that are tied or related to participation by portfolio companies). Such joint venture or business could use data obtained from portfolio companies of the Company and/or portfolio companies of Other Clients. (See “—Data.”) These arrangements may be entered into without the consent or direct involvement of the Company. The Company and the shareholders will not share in any fees or economics accruing to Blackstone and/or Blackstone Credit as a result of these relationships and/or participation by portfolio companies.

With respect to transactions or agreements with portfolio companies (including, for the avoidance of doubt, long-term incentive plans), at times if officers unrelated to the Firm have not yet been appointed to represent a portfolio company, the Firm may negotiate and execute agreements between the Firm and/or the Company on the one hand, and the portfolio company or its affiliates, on the other hand, without arm’s length representation of the portfolio company, which could entail a conflict of interest in relation to efforts to enter into terms that are arm’s length. Among the measures the Firm may use to mitigate such conflicts are to involve outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms, or establish separate groups with information barriers within the Firm to advise on each side of the negotiation.

Related Party Leasing. Subject to applicable law, the Company and its portfolio companies may lease property to or from Blackstone, Other Clients and their portfolio companies and affiliates and other related parties. The leases are generally expected to be at market rates. Blackstone may confirm market rates by reference to other leases it is aware of in the market, which Blackstone expects to be generally indicative of market given the scale of Blackstone’s real estate business. Blackstone will nonetheless have conflicts of interest in making these determinations. There can be no assurance that the Company and its portfolio companies will lease to or from any such related parties on terms as favorable to the Company and its portfolio companies as would apply if the counterparties were unrelated.

Cross-Guarantees and Cross-Collateralization. While Blackstone Credit generally seeks to use reasonable efforts to avoid cross-guarantees and other similar arrangements, a counterparty, lender or other

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

participant in any transaction to be pursued by the Company (other than alternative investment vehicles) and/or the Other Clients may require or prefer facing only one fund entity or group of entities, which may result in any of the Company, such Other Clients, the portfolio companies, such Other Clients’ portfolio companies and/or other vehicles being jointly and severally liable for such applicable obligation (subject to any limitations set forth in the applicable partnership agreements or other governing documents thereof), which in each case may result in the Company, such Other Clients, such portfolio companies, and/or vehicles entering into a back-to-back or other similar reimbursement agreement, subject to applicable law. In such situation, better financing terms may be available through a cross-collateralized arrangement, but it is not expected that any of the Company or such Other Clients or vehicles would be compensated (or provide compensation to the other) for being primarily liable vis-à-vis such third party counterparty. Also, it is expected that cross-collateralization will generally occur at portfolio companies rather than the Company for obligations that are not recourse to the Company except in limited circumstances such as “bad boy” events. Any cross-collateralization arrangements with Other Clients could result in the Company losing its interests in otherwise performing investments due to poorly performing or non-performing investments of Other Clients in the collateral pool.

Similarly, a lender could require that it face only one portfolio company of the Company and Other Clients, even though multiple portfolio companies of the Company and Other Clients benefit from the lending, which will typically result in (i) the portfolio company facing the lender being solely liable with respect to the entire obligation, and therefore being required to contribute amounts in respect of the shortfall attributable to other portfolio companies, and (ii) portfolio companies of the Company and Other Clients being jointly and severally liable for the full amount of the obligation, liable on a cross-collateralized basis or liable for an equity cushion (which cushion amount may vary depending upon the type of financing or refinancing (e.g., cushions for refinancings may be smaller)). The portfolio companies of the Company and Other Clients benefiting from a financing may enter into a back-to-back or other similar reimbursement agreements to ensure no portfolio company bears more than its pro rata portion of the debt and related obligations. It is not expected that the portfolio companies would be compensated (or provide compensation to other portfolio companies) for being primarily liable, or jointly liable, for other portfolio companies pro rata share of any financing.

Joint Venture Partners. The Company will from time to time enter into one or more joint venture arrangements with third party joint venture partners. Investments made with joint venture partners will often involve performance-based compensation and other fees payable to such joint venture partners, as determined by the Adviser in its sole discretion. The joint venture partners could provide services similar to those provided by the Adviser to the Company. Yet, no compensation or fees paid to the joint venture partners would reduce the management fees payable by the Company. Additional conflicts would arise if a joint venture partner is related to the Firm in any way, such as a limited partner investor in, lender to, a shareholder of, or a service provider to the Firm, the Company, Other Clients, or their respective portfolio companies, or any affiliate, personnel, officer or agent of any of the foregoing.

Group Procurement; Discounts. The Company (subject to applicable law) and certain portfolio companies will enter into agreements regarding group procurement (such as CoreTrust, an independent group purchasing organization), benefits management, purchase of title and/or other insurance policies (which may include brokerage and/or placement thereof, and will from time to time be pooled across portfolio companies and discounted due to scale, including through sharing of deductibles and other forms of shared risk retention) from a third party or an affiliate of Blackstone Credit and/or Blackstone, and other operational, administrative or management related initiatives. The Firm will allocate the cost of these various services and products purchased on a group basis among the Company, Other Clients and their portfolio companies. Some of these arrangements result in commissions, discounts, rebates or similar payments to Blackstone Credit and/or Blackstone or their affiliates (including personnel), or Other Clients and their portfolio companies, including as a result of transactions entered into by the Company and its portfolio companies and/or related to a portion of the savings achieved by the portfolio companies. Such commissions or payment will not reduce the management fee. The Firm may also receive consulting or other fees from the parties to these group procurement arrangements. To the extent that a portfolio company of an Other Client is providing such a service, such portfolio company and such

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Other Client will benefit. Further, the benefits received by a particular portfolio company providing the service may be greater than those received by the Company and its portfolio companies receiving the service. Conflicts exist in the allocation of the costs and benefits of these arrangements, and shareholders rely on the Adviser to handle them in its sole discretion.

Diverse Shareholder Group. The Company’s shareholders are expected to be based in a wide variety of jurisdictions and take a wide variety of forms. The shareholders may have conflicting investment, tax and other interests with respect to their investments in the Company and with respect to the interests of investors in other investment vehicles managed or advised by the Adviser and Blackstone Credit that may participate in the same investments as the Company. The conflicting interests of individual shareholders with respect to other shareholders and relative to investors in other investment vehicles would generally relate to or arise from, among other things, the nature of investments made by the Company and such other partnerships, the structuring or the acquisition of investments and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with the decisions made by the Adviser or Blackstone Credit, including with respect to the nature or structuring of investments that may be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In addition, the Company may make investments that may have a negative impact on related investments made by the shareholders in separate transactions. In selecting and structuring investments appropriate for the Company, the Adviser or Blackstone Credit will consider the investment and tax objectives of the Company and the shareholders (and those of investors in other investment vehicles managed or advised by the Adviser or Blackstone Credit) as a whole, not the investment, tax or other objectives of any Shareholder individually.

In addition, certain shareholders also may be investors in Other Clients, including supplemental capital vehicles and co-investment vehicles that may invest alongside the Company in one or more investments, consistent with applicable law and/or any applicable SEC-granted order. Shareholders also may include affiliates of the Firm, such as Other Clients, affiliates of portfolio companies of the Company or Other Clients, charities, foundations or other entities or programs associated with Firm personnel and/or current or former Firm employees, the Firm’s senior advisors and/or operating partners and any affiliates, funds or persons may also invest in the Company through the vehicles established in connection with the Firm’s side-by-side co-investment rights, subject to applicable law, in each case, without being subject to management fees, and shareholders will not be afforded the benefits of such arrangements. Some of the foregoing Firm related parties are sponsors of feeder vehicles that could invest in the Company as shareholders. The Firm related sponsors of feeder vehicles generally charge their investors additional fees, including performance based fees, which could provide the Firm current income and increase the value of its ownership position in them. The Firm will therefore have incentives to refer potential investors to these feeder vehicles. All of these Firm related shareholders will have equivalent rights to vote and withhold consents as nonrelated shareholders. Nonetheless, the Firm may have the ability to influence, directly or indirectly, these Firm related shareholders.

It is also possible that the Company or its portfolio companies will be a counterparty (such counterparties dealt with on an arm’s-length basis) or participant in agreements, transactions or other arrangements with a shareholder or an affiliate of a shareholder. Such transactions may include agreements to pay performance fees to operating partners, a management team and other related persons in connection with the Company’s investment therein, which will reduce the Company’s returns. Such shareholders described in the previous sentences may therefore have different information about the Firm and the Company than shareholders not similarly positioned. In addition, conflicts of interest may arise in dealing with any such shareholders, and the Adviser and its affiliates may not be motivated to act solely in accordance with its interests relating to the Company. Similar information disparity may occur as a result of shareholders monitoring their investments in vehicles such as the Company differently. For example, certain shareholders may periodically request from the Adviser information regarding the Company, its investments and/or portfolio companies that is not otherwise set forth in (or has yet to be set forth) in the reporting and other information required to be delivered to all shareholders. In such circumstances, the Adviser may provide such information to such shareholders, subject to applicable law and regulations. Unless required by applicable law, the Adviser will not be obligated to affirmatively provide such information to all

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

shareholders (although the Adviser will generally provide the same information upon request and treat shareholders equally in that regard). As a result, certain shareholders may have more information about the Company than other shareholders, and, unless required by applicable law, the Adviser will have no duty to ensure all shareholders seek, obtain or process the same information regarding the Company, its investments and/or portfolio companies. Therefore, certain shareholders may be able to take actions on the basis of such information which, in the absence of such information, other shareholders do not take. Furthermore, at certain times the Firm may be restricted from disclosing to the shareholders material non-public information regarding any assets in which the Company invests, particularly those investments in which an Other Client or portfolio company that is publicly registered co-invests with the Company. In addition, investment banks or other financial institutions, as well as Firm personnel, may also be shareholders. These institutions and personnel are a potential source of information and ideas that could benefit the Company, and may receive information about the Company and its portfolio companies in their capacity as a service provider or vendor to the Company and its portfolio companies.

Possible Future Activities. The Firm and its affiliates may expand the range of services that it provides over time. Except as provided herein, the Firm and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm and its affiliates have, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by the Company. These clients may themselves represent appropriate investment opportunities for the Company or may compete with the Company for investment opportunities.

Restrictions Arising under the Securities Laws. The Firm’s activities and the activities of Other Clients (including the holding of securities positions or having one of its employees on the board of directors of a portfolio company) could result in securities law restrictions on transactions in securities held by the Company, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments, or otherwise create conflicts of interest, any of which could have an adverse impact on the performance of the Company and thus the return to the shareholders.

The 1940 Act may limit the Company’s ability to undertake certain transactions with or alongside its affiliates that are registered under the 1940 Act. As a result of these restrictions, the Company may be prohibited from executing “joint” transactions with the Company’s 1940 Act registered affiliates, which could include investments in the same portfolio company (whether at the same or different times) or buying investments from, or selling them to, Other Clients. These limitations may limit the scope of investment opportunities that would otherwise be available to the Company.

We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Shareholders’ Outside Activities. A shareholder shall be entitled to and may have business interests and engage in activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company and its portfolio companies, and may engage in transactions with, and provide services to, the Company or its portfolio companies (which may include providing leverage or other financing to the Company or its portfolio companies as determined by the Adviser in its sole discretion). None of the Company, any shareholder or any other person shall have any rights by virtue of the Company’s operative documents in any business ventures of any shareholder. The shareholder, and in certain cases the Adviser, will have conflicting loyalties in these situations.

Insurance. The Adviser will cause the Company to purchase, and/or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) for insurance to insure the Company and the

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Board of Trustees against liability in connection with the activities of the Company. This includes a portion of any premiums, fees, costs and expenses for one or more “umbrella,” group or other insurance policies maintained by the Firm that cover the Company and one or more of the Other Clients, the Adviser, Blackstone Credit and/or Blackstone (including their respective directors, officers, employees, agents, representatives, independent client representative (if any) and other indemnified parties). The Adviser will make judgments about the allocation of premiums, fees, costs and expenses for such “umbrella,” group or other insurance policies among the Company, one or more Other Clients, the Adviser, Blackstone Credit and/or Blackstone on a fair and reasonable basis, subject to approval by the Board of Trustees.

Additional Potential Conflicts of Interest. The officers, directors, members, managers, employees and personnel of the Adviser may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law or the Firm’s policies, or otherwise determined from time to time by the Adviser. In addition, certain Other Clients may be subject to the 1940 Act or other regulations that, due to the role of the Firm, could restrict the ability of the Company to buy investments from, to sell investments to or to invest in the same securities as, such Other Clients. Such regulations may have the effect of limiting the investment opportunities available to the Company. In addition, as a consequence of Blackstone’s status as a public company, the officers, directors, members, managers and personnel of the Adviser may take into account certain considerations and other factors in connection with the management of the business and affairs of the Company and its affiliates that would not necessarily be taken into account if Blackstone were not a public company. The directors of Blackstone have fiduciary duties to shareholders of the public company that may conflict with their duties to the Company. Finally, although the Firm believes its positive reputation in the marketplace provides benefit to the Company and Other Clients, the Adviser could decline to undertake investment activity or transact with a counterparty on behalf of the Company for reputational reasons, and this decision could result in the Company foregoing a profit or suffering a loss.

The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Company. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Company. In addition, as the Company’s investment program develops and changes over time, an investment in the Company may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The following table sets forth, as of March 8, 2022, information with respect to the beneficial ownership of our Common Shares by:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;

•	each of our Trustees and each executive officers; and

•	all of our Trustees and executive officers as a group.

Percentage of beneficial ownership is based on 625,707,697 shares outstanding as of March 8, 2022.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

	Type of Ownership	Number	Percentage
Interested Trustees
Daniel H. Smith, Jr.	Record/Beneficial	21,851	*
Brad Marshall	Record/Beneficial	65,554	*
Vikrant Sawhney	—	—	—
Independent Trustees
Robert Bass	Record/Beneficial	4,370	*
Tracy Collins	—	—	—
Vicki L. Fuller	—	—	—
James F. Clark	Record/Beneficial	15,296	*
Executive Officers Who Are Not Directors(1)
Stephan Kuppenheimer	Record/Beneficial	21,851	*
Katherine Rubenstein	Record/Beneficial	2,982	*
Carlos Whitaker	—	—	—
David Goldberg	—	—	—
Marisa J. Beeney	Record/Beneficial	986	*
All officers and Trustees as a group (12 persons)

*	Less than 1%
(1)	The address for all of the Company’s officers and Trustees is c/o Blackstone Credit BDC Advisers LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

The following table sets forth the dollar range of our equity securities as of December 31, 2021.

Name and Address	Dollar Range of Equity Securities in BCRED(1)(2)	Aggregate Dollar Range of Equity Securities in the Fund Complex(1)(2)(3)
Interested Trustees
Brad Marshall	Over $100,000	Over $100,000
Daniel H. Smith, Jr.	Over $100,000	Over $100,000
Vikrant Sawhney	None	None
Independent Trustees(1)
Robert Bass	Over $100,000	Over $100,000
James F. Clark	Over $100,000	Over $100,000
Tracy Collins	None	None
Vicki L. Fuller	None	None

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned are: none, $1—$10,000, $10,001—$50,000, $50,001 - $100,000 or over $100,000.
(3)

The “Fund Complex” consists of the Company, Blackstone Secured Lending Fund, the Blackstone Credit Closed-End Funds (Blackstone Senior Floating Rate Term Fund, Blackstone Long-Short Credit Income Fund, Blackstone Strategic Credit Fund and Blackstone Floating Rate Enhanced Income Fund), as well as the Blackstone Real Estate Income Funds (Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II), the Blackstone Alternative Alpha Funds (Blackstone Alternative Alpha Fund, Blackstone Alternative Alpha Fund II and Blackstone Alternative Alpha Master Fund) and Blackstone Alternative Multi-Strategy Fund.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

DETERMINATION OF NET ASSET VALUE

We expect to determine our NAV for each class of shares each month as of the last day of each calendar month. The NAV per share for each class of shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.

We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with GAAP and the 1940 Act. We value our investments in accordance with ASC 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third-party vendor, we will use these quotations to determine the value of our investments. We utilize mid-market pricing (i.e. mid-point of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.

Where prices or inputs are not available, or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or whose market prices are not readily available, as will be the case for a substantial portion of our investments, are valued at fair value as determined in good faith pursuant to procedures adopted by, and under the oversight of, the Board of Trustees, based on, among other things, the input of the Adviser, the Audit Committee and independent valuation firms engaged at the direction of the Board of Trustees to review our investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. Our Board of Trustees may modify our valuation procedures from time to time.

With respect to the quarterly valuation of investments, we undertake a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•

In addition, independent valuation firms engaged by the Board of Trustees prepare quarter-end valuations of such investments except de minimis investments, as determined by the Adviser. The independent valuation firms provide a final range of values on such investments to the Board of Trustees and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Adviser’s valuations are reasonable;

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Pursuant to 17 C.F.R. Section 200.83

•	The Adviser’s Valuation Committee makes valuation recommendations to the Audit Committee;

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Valuation Committee, including the independent valuation firms’ valuations, and once approved, recommends them for approval by the Board of Trustees; and

•

The Board of Trustees reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser’s Valuation Committee and, where applicable, the independent valuation firms or other external service providers.

When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with our valuation policy, pursuant to authority delegated by the Board of Trustees. Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to the Company using a range of values from an independent valuation firm.

As part of the valuation process, we will take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board of Trustees or its delegates will consider whether the pricing indicated by the external event corroborates its valuation.

Our most recently determined NAV per share for each class of shares will be available on our website: www.bcred.com. We will report our NAV per share as of the last day of each month on our website, www.bcred.com, within 20 business days of the last day of each month.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

DISTRIBUTION REINVESTMENT PLAN

We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board of Trustees on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board of Trustees authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Company’s distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oklahoma, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan). Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oklahoma, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.

If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Company or the DST Systems Inc. (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.

If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.

If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Intermediary Manager fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.

Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.

The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus.

See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes. This summary deals only with Notes held as capital assets (within the meaning of Section 1221 of the Code) by persons who purchase the Notes for cash upon original issuance at their “issue price” (the first price at which a substantial amount of the Notes is sold for money to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

As used herein, a “U.S. holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of the Notes (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If any entity classified as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in the Notes, you should consult your own tax advisors.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are a person subject to special tax treatment under the U.S. federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	an insurance company;

•	a person holding the Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity (or an investor in such an entity);

•	a U.S. holder that holds Notes through a non-U.S. broker or other non-U.S. intermediary;

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•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a person required to accelerate the recognition of any item of gross income with respect to the Notes as a result of such income being recognized on an applicable financial statement;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Code, U.S. Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be subject to differing interpretations or changed, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those summarized below. We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the Notes that are different from those discussed below.

This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any U.S. federal tax consequences other than income taxes (such as gift and estate taxes and the Medicare tax on certain investment income). In addition, this summary does not address any state, local or non-U.S. tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of Notes.

If you are considering the purchase of Notes, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the Notes, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Certain Tax Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. holders of the Notes.

Stated Interest. Stated interest on the Notes generally will be taxable to you as ordinary income at the time it is received or accrued, depending on your regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of Notes. Upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, exchange, retirement, redemption or other taxable disposition (less any amount attributable to accrued and unpaid stated interest, which will be treated in the manner described above) and the adjusted tax basis of the Note. Your adjusted tax basis in a Note will generally be your cost for that Note. Any gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the Note for more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to non-U.S. holders of the Notes.

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Pursuant to 17 C.F.R. Section 200.83

U.S. Federal Withholding Tax. Subject to the discussions of backup withholding and FATCA below, U.S. federal withholding tax will not apply to any payment of interest on the Notes under the “portfolio interest rule,” provided that:

•	interest paid on the Notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually or constructively own stock possessing 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the Notes is described in Section 881(c)(3)(A) of the Code; and

•

either (1) you provide your name and address on an applicable IRS Form W-8, and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (2) you hold your Notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to a 30% U.S. federal withholding tax, unless you provide the applicable withholding agent with a properly executed:

•	IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying that interest paid on the Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—U.S. Federal Income Tax”).

U.S. Federal Income Tax. If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business, then you generally will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. In addition, if you are a corporation, you may be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your effectively connected earnings and profits, subject to adjustments. If interest received with respect to the Notes is subject to tax as effectively connected income, the 30% withholding tax described above will not apply, provided the certification requirements discussed above in “—U.S. Federal Withholding Tax” are satisfied.

Subject to the discussion of backup withholding below, any gain realized on the sale or other taxable disposition (including a retirement or redemption) of a Note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States, in which case, unless an applicable income tax treaty provides otherwise, such gain generally will be subject to U.S. federal income tax (and possibly branch profits tax) in the same manner as effectively connected interest is taxed; or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case, unless an applicable income tax treaty provides otherwise, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other taxable disposition, which may be offset by certain U.S.-source capital losses.

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Pursuant to 17 C.F.R. Section 200.83

Information Reporting and Backup Withholding

U.S. Holders. In general, information reporting will apply to payments of stated interest on the Notes and the proceeds of the sale or other taxable disposition (including a retirement or redemption) of a Note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to any payments described in the preceding sentence if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders. Generally, the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments will be reported to the IRS. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside or are established under the provisions of an applicable income tax treaty or agreement.

In general, you will not be subject to backup withholding with respect to payments of interest on the Notes paid to you, provided that the applicable withholding agent has received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including a retirement or redemption) of Notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the applicable withholding agent under penalties of perjury that you are a non-U.S. holder, or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any interest paid on the Notes to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Certain Tax Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of the Notes, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these rules and whether they may be relevant to your purchase, ownership and disposition of the Notes.

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Pursuant to 17 C.F.R. Section 200.83

THE PRECEDING DISCUSSION IS NOT INTENDED TO BE A COMPLETE DISCUSSION OF ALL THE APPLICABLE TAX CONSEQUENCES TO A HOLDER OF PURCHASING, OWNING OR DISPOSING OF THE NOTES, NOR IS IT INTENDED TO CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES IN THEIR INDIVIDUAL CIRCUMSTANCES.

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DESCRIPTION OF THE NOTES

The following is a description of the terms of the Notes.

We will issue the Notes under the base indenture between us and U.S. Bank Trust Company, National Association, as trustee, dated as of the settlement of the Notes, as supplemented by the separate supplemental indenture between us and the trustee, to be dated as of the settlement date for the Notes. As used in this section, all references to the indenture mean the base indenture as supplemented by the supplemental indenture. The terms of the Notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the Notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the Notes.

For purposes of this description, references to “we,” “our” and “us” refer only to Blackstone Private Credit Fund and not to any of its current or future subsidiaries and references to “subsidiaries” refer only to our consolidated subsidiaries and exclude any investments held by Blackstone Private Credit Fund in the ordinary course of business which are not, under GAAP, consolidated on the financial statements of Blackstone Private Credit Fund and its subsidiaries.

General

The Notes:

•	will be our general unsecured, senior obligations;

•	will initially be issued in an aggregate principal amount of $ ;

•	will mature on , 20 , unless earlier redeemed or repurchased, as discussed below;

•	will bear cash interest from , 2022, at an annual rate of % payable semiannually in arrears on and of each year, beginning on , 2022;

•	will be subject to redemption at our option as described in this prospectus under the caption “—Optional Redemption;”

•

will be subject to repurchase by us at the option of the holders following a Change of Control Repurchase Event (as defined in this prospectus under the caption “—Offer to Repurchase Upon a Change of Control Repurchase Event”), at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 thereof; and

•

will be represented by one or more registered Notes in global form, but in certain limited circumstances may be represented by Notes in definitive form. See “—Book-Entry, Settlement and Clearance” in this prospectus.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or distributions or issuing or repurchasing our other securities. Other than restrictions described under “—Offer to Repurchase Upon a Change of Control Repurchase Event” and “—Covenants—Merger, Consolidation or Sale of Assets” in this prospectus, the indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

We may, without the consent of the holders, issue additional Notes under the indenture with the same terms (except for the issue date, public offering price, and, if applicable, the initial interest payment date) as the series of the Notes offered hereby in an unlimited aggregate principal amount; provided that, if such additional Notes are not fungible with the Notes offered hereby (or any other tranche of additional Notes) for U.S. federal income tax purposes, then such additional Notes will have different CUSIP numbers from the Notes offered hereby (and any such other tranche of additional Notes).

We do not intend to list the Notes on any securities exchange or any automated dealer quotation system.

Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange

We will pay the principal of, and interest on, the Notes in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such Global Note (as defined below).

Payment of principal (and premium, if any) and any such interest on the Notes will be made at the corporate trust office of the trustee in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at our option payment of interest may be made by check mailed to the address of the person entitled thereto as such address will appear in the security register.

A holder of Notes may transfer or exchange Notes at the office of the security registrar in accordance with the indenture. The security registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the security registrar for any registration of transfer or exchange of Notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture.

The registered holder of a Note will be treated as its owner for all purposes.

Notes

The Notes will bear cash interest at a rate of                 % per year until maturity. Interest on the Notes will accrue from                , 2022. Interest on the Notes will be payable semi-annually in arrears on                and                of each year, beginning on                 , 2022.

Interest will be paid to the person in whose name a Note is registered at 5:00 p.m. New York City time, or the close of business, on                or                , as the case may be, immediately preceding the relevant interest payment date. Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date, redemption date, the maturity date or any earlier required repurchase date upon a Change of Control Repurchase Event (defined below) of a Note falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any Note, any day other than a Saturday, a Sunday or a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

Ranking

The Notes will be our general unsecured obligations that rank:

•	senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the Notes;

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•	pari passu, or equal, in right of payment with all of our existing and future liabilities that are not so subordinated, or junior, including without limitation, our Existing Senior Notes;

•	effectively subordinated, or junior, to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness;

•	structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

As of December 31, 2021, our total consolidated indebtedness was approximately $18.3 billion, $13.1 billion of which was secured, and $11.9 billion of which was indebtedness of our subsidiaries. The Notes will be ranked pari passu to the approximately $5.7 billion of our outstanding unsecured senior debt, which includes the Existing Senior Notes.

In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the Notes only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding.

Optional Redemption

We may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                basis points less (b) interest accrued to the date of redemption, or

•	100% of the principal amount of the Notes to be redeemed.

Notwithstanding the foregoing, at any time on or after the Par Call Date, we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

If we choose to redeem any Notes, we will deliver a notice of redemption to holders of such series of Notes to be redeemed not less than 15 nor more than 60 days before the redemption date. If we are redeeming less than all of the Notes, the particular Notes to be redeemed will be selected in accordance with the applicable procedures of the trustee and, so long as the Notes are registered to DTC or its nominee, the DTC; provided, however, that no such partial redemption will reduce the portion of the principal amount of a Note not redeemed to less than $2,000. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

For purposes of calculating the redemption price in connection with the redemption of the Notes, on any redemption date, the following terms have the meanings set forth below:

“Par Call Date” means with respect to the Notes,                , 20    (        month prior to their maturity date).

“Treasury Rate” means, with respect to any redemption date of the Notes, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System),

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on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the maturity date of the Notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the maturity date of the Notes on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date of the Notes, as applicable. If there is no United States Treasury security maturing on the maturity date of the Notes but there are two or more United States Treasury securities with a maturity date equally distant from the maturity date of the Notes, one with a maturity date preceding the maturity date of the Notes and one with a maturity date following the maturity date of the Notes, we shall select the United States Treasury security with a maturity date preceding the maturity date of the Notes. If there are two or more United States Treasury securities maturing on the maturity date of the Notes or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.    “Our actions and determinations in determining the redemption price of any of the Notes shall be conclusive and binding for all purposes, absent manifest error.

Offer to Repurchase Upon a Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the Notes in full, we will make an offer to each holder of the Notes to repurchase all or any part (in minimum denominations of $2,000 and integral multiples of $1,000 principal amount in excess thereof) of that holder’s Notes at a repurchase price in cash equal to 100% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to, but not including, the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice will, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 promulgated under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes

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as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, subject to extension if necessary to comply with the provisions of the 1940 Act and the rules and regulations promulgated thereunder, we will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to our offer;

(2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by us.

The paying agent will promptly remit to each holder of Notes properly tendered the purchase price for the Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.

The source of funds that will be required to repurchase Notes in the event of a Change of Control Repurchase Event will be our available cash or cash generated from our operations or other potential sources, including funds provided by a purchaser in the Change of Control transaction, borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Repurchase Event to make required repurchases of Notes tendered. The terms of certain of our and our subsidiaries’ financing arrangements provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under our and our subsidiaries’ financing arrangements at that time and to terminate the financing arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” for a general discussion of our and our subsidiaries’ indebtedness. Our and our subsidiaries’ future financing arrangements may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase Notes upon a Change of Control Repurchase Event, the financial effect of this repurchase could cause a default under our and our subsidiaries’ future financing arrangements, even if the Change of Control Repurchase Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Repurchase Event to make the required repurchase of the Notes and/or our and our subsidiaries’ other debt. See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase the Notes upon a Change of Control Repurchase Event” in this prospectus for more information.

The definition of “Change of Control” includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase the Notes as a result of a sale, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

For purposes of the Notes:

“Below Investment Grade Rating Event” means the Notes are downgraded below Investment Grade by both of the Rating Agencies on any date from the date of the public notice of an arrangement that results in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period will be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control will have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

(1)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of Blackstone Private Credit Fund and its Controlled Subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than to any Permitted Holders; provided that, for the avoidance of doubt, a pledge of assets pursuant to any secured debt instrument of Blackstone Private Credit Fund or its Controlled Subsidiaries will not be deemed to be any such sale, lease, transfer, conveyance or disposition;

(2)

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than any Permitted Holders) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of Blackstone Private Credit Fund, measured by voting power rather than number of shares; or

(3)	the approval by Blackstone Private Credit Fund’s stockholders of any plan or proposal relating to the liquidation or dissolution of Blackstone Private Credit Fund.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.

“Controlled Subsidiary” means any subsidiary of Blackstone Private Credit Fund, 50% or more of the outstanding equity interests of which are owned by Blackstone Private Credit Fund and its direct or indirect subsidiaries and of which Blackstone Private Credit Fund possesses, directly or indirectly, the power to direct or cause the direction of the management or policies, whether through the ownership of voting equity interests, by agreement or otherwise.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Moody’s” means Moody’s Investors Service or any successor thereto.

“Permitted Holders” means (i) us, (ii) one or more of our Controlled Subsidiaries and (iii) the Adviser, any affiliate of the Adviser or any entity that is managed by the Adviser that is organized under the laws of a jurisdiction located in the United States and in the business of managing or advising clients.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

“Rating Agency” means:

(1)	one or both of Moody’s and S&P; and

(2)

if both Moody’s and S&P cease to rate the Notes or fail to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” as defined in Section 3(a)(62) of the Exchange Act selected by us as a replacement agency for either of Moody’s or S&P, as the case may be.

“S&P” means S&P’s Global Ratings Services, or any successor thereto.

“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

Covenants

In addition to the covenants described in the base indenture, the following covenants will apply to the Notes. To the extent of any conflict or inconsistency between the base indenture and the following covenants, the following covenants will govern:

Merger, Consolidation or Sale of Assets

The indenture will provide that we will not merge or consolidate with or into any other person (other than a merger of a wholly owned subsidiary into us), or sell, transfer, lease, convey or otherwise dispose of all or substantially all our property (provided that, for the avoidance of doubt, a pledge of assets pursuant to any secured debt instrument of Blackstone Private Credit Fund or its Controlled Subsidiaries will not be deemed to be any such sale, transfer, lease, conveyance or disposition) in any one transaction or series of related transactions unless:

•

we are the surviving person, or the Surviving Person, or the Surviving Person (if other than us) formed by such merger or consolidation or to which such sale, transfer, lease, conveyance or disposition is made will be a statutory trust, corporation or limited liability company organized and existing under the laws of the United States or any state or territory thereof;

•

the Surviving Person (if other than us) expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes outstanding, and the due and punctual performance and observance of all the covenants and conditions of the indenture and applicable Registration Rights Agreement to be performed by us;

•	immediately before and immediately after giving effect to such transaction or series of related transactions, no default or event of default will have occurred and be continuing; and

•

we will deliver, or cause to be delivered, to the trustee, an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto, comply with this covenant and that all conditions precedent in the indenture relating to such transaction have been complied with.

For the purposes of this covenant, the sale, transfer, lease, conveyance or other disposition of all the property of one or more of our subsidiaries, which property, if held by us instead of such subsidiaries, would constitute all or substantially all of our property on a consolidated basis, will be deemed to be the transfer of all or substantially all of our property.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a person. As a result, it may be unclear as to whether the merger, consolidation or sale of assets covenant would apply to a particular transaction as described above absent a decision by a court of competent jurisdiction. Although these types of transactions may be permitted under the indenture, certain of the foregoing transactions could constitute a Change of Control that results in a Change of Control Repurchase Event permitting each holder to require us to repurchase the Notes of such holder as described above.

An assumption by any person of obligations under the Notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the Notes for new Notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Other Covenants

•

We agree that for the period of time during which the Notes are outstanding, we will not violate, whether or not we are subject to, Section 18(a)(1)(A) of the 1940 Act as modified by Section 61(a)(1) and (2) of the 1940 Act or any successor provisions, as such obligations may be amended or superseded, giving effect to any exemptive relief granted to us by the SEC.

•

If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with GAAP, as applicable.

Events of Default

Each of the following will be an event of default for each series of Notes:

(1)	default in the payment of any interest upon any Note when due and payable and the default continues for a period of 30 days;

(2)	default in the payment of the principal of (or premium, if any, on) any Note when it becomes due and payable at its maturity including upon any redemption date or required repurchase date;

(3)

default by us in the performance, or breach, of any covenant or agreement in the indenture or the Notes (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in the indenture specifically dealt with or which has expressly been included in the indenture solely for the benefit of a series of securities other than the Notes), and continuance of such default or breach for a period of 60 consecutive days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture;

(4)

default by us or any of our significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X promulgated under the Exchange Act (but excluding any subsidiary which is (a) a non-recourse or limited recourse subsidiary, (b) a bankruptcy remote special purpose vehicle or (c) is not consolidated with Blackstone Private Credit Fund for purposes of GAAP), with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $100 million in the aggregate of us and/or any such significant subsidiary, whether such indebtedness now exists or will hereafter be created

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

(i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, unless, in either case, such indebtedness is discharged, or such acceleration is rescinded, stayed or annulled, within a period of 30 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

(5)

pursuant to Section 18(a)(1)(C)(ii) and Section 61 of the 1940 Act, on the last business day of each of 24 consecutive calendar months, any class of securities must have an asset coverage (as such term is used in the 1940 Act and the rules and regulations promulgated thereunder) of less than 100% giving effect to any exemptive relief granted to us by the SEC; or

(6)	certain events of bankruptcy, insolvency, or reorganization involving us occur and remain undischarged or unstayed for a period of 60 days.

If an event of default occurs and is continuing, then and in every such case (other than an event of default specified in item (6) above) the trustee or the holders of at least 25% in principal amount of the Notes may declare the entire principal amount of the outstanding Notes to be due and payable immediately, by a notice in writing to us (and to the trustee if given by the holders), and upon any such declaration such principal or specified portion thereof will become immediately due and payable. Notwithstanding the foregoing, in the case of the events of bankruptcy, insolvency or reorganization described in item (6) above, 100% of the principal of and accrued and unpaid interest on the Notes will automatically become due and payable.

At any time after a declaration of acceleration with respect to the Notes has been made and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding Notes, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if (i) we have paid or deposited with the trustee a sum sufficient to pay all overdue installments of interest, if any, on all outstanding Notes, the principal of (and premium, if any, on) all outstanding Notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates borne by or provided for in such Notes, to the extent that payment of such interest is lawful interest upon overdue installments of interest at the rate or rates borne by or provided for in such Notes, and all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, and (ii) all events of default with respect to the Notes, other than the nonpayment of the principal of (or premium, if any, on) or interest on such Notes that have become due solely by such declaration of acceleration, have been cured or waived. No such rescission will affect any subsequent default or impair any right consequent thereon.

No holder of Notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

(i)	such holder has previously given written notice to the trustee of a continuing event of default with respect to the Notes;

(ii)	the holders of not less than 25% in principal amount of the outstanding Notes have made written request to the trustee to institute proceedings in respect of such event of default;

(iii)

such holder or holders have offered to the trustee indemnity, security, or both, satisfactory to the trustee, against the costs, expenses and liabilities to be incurred in compliance with such request;

(iv)	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(v)	no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the outstanding Notes.

Notwithstanding any other provision in the indenture, the holder of any Note will have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any, on) and interest, if any,

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

on such Note on the stated maturity or maturity expressed in such Note (or, in the case of redemption, on the redemption date or, in the case of repayment at the option of the holders, on the repayment date) and to institute suit for the enforcement of any such payment, and such rights will not be impaired without the consent of such holder.

The trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to the foregoing, the holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Notes, provided that (i) such direction may not be in conflict with any rule of law or with the indenture, (ii) the trustee may take any other action deemed proper by the trustee that is not inconsistent with such direction and (iii) the trustee need not take any action that it determines in good faith may involve it in personal liability or be unjustly prejudicial to the holders of Notes not consenting.

The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all of the Notes waive any past default under the indenture with respect to the Notes and its consequences, except a default (i) in the payment of (or premium, if any, on) or interest, if any, on any Note, or (ii) in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected. Upon any such waiver, such default will cease to exist, and any event of default arising therefrom will be deemed to have been cured, for every purpose, but no such waiver may extend to any subsequent or other default or event of default or impair any right consequent thereto.

We are required to deliver to the trustee, within 120 days after the end of each fiscal year, an officers’ certificate as to the knowledge of the signers whether we are in default in the performance of any of the terms, provisions or conditions of the indenture.

Within 90 days after the occurrence of any default under the indenture with respect to the Notes, the trustee must transmit notice of such default known to the trustee, unless such default has been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any Note, the trustee will be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors of the trustee in good faith determines that withholding of such notice is in the interest of the holders of the Notes.

Meetings of Noteholders

The indenture contains provisions relating to meetings of holders of the Notes, voting rights, conduct and adjournment of meetings, quorums, and actions that can be taken at such meetings.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the security registrar for cancellation all outstanding Notes or by depositing with the trustee or delivering to the holders, as applicable, after the Notes have become due and payable, or otherwise, moneys sufficient to pay all of the outstanding Notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Defeasance

In addition, the Notes are subject to defeasance and covenant defeasance, in each case, in accordance with the terms of the indenture.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Covenant Defeasance

If certain conditions are satisfied, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your Notes. In order to achieve covenant defeasance, we must do the following:

•

deposit in trust for the benefit of all holders of the Notes a combination of money and United States government or United States government agency notes or bonds that will generate enough cash, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to make interest, principal and any other payments on the Notes on their various due dates.

•

deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to recognize income, gain, or loss for U.S. federal income tax purposes as a result of such covenant defeasance or to be taxed on the Notes any differently than if such covenant defeasance had not occurred.

•	deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplished covenant defeasance, you can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Legal Defeasance

If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes (called “defeasance” or “legal defeasance”) if we put in place the following other arrangements for you to be repaid:

•

We must deposit in trust for the benefit of all holders of the Notes a combination of money and United States government or United States government agency notes or bonds that will generate enough cash, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to make interest, principal and any other payments on the Notes on their various due dates.

•

We must deliver to the trustee a legal opinion of our counsel confirming that there has been a change in current U.S. federal income tax law or the IRS has published a ruling that in either case allows us to make the above deposit without causing you to recognize income, gain, or loss for U.S. federal income tax purposes as a result of such defeasance or to be taxed on the Notes any differently than if we did not make the deposit and repaid the Notes at maturity. Under current U.S. federal income tax law, the deposit and our legal release from the Notes would be treated as though we paid you your share of the cash and notes or bonds that were deposited in trust in exchange for your Notes and you would recognize gain or loss on the Notes at the time of the deposit.

•	We must deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever accomplished legal defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Trustee

U.S. Bank Trust Company, National Association is the trustee, security registrar and paying agent. U.S. Bank Trust Company, National Association, in each of its capacities, including without limitation as trustee, security registrar and paying agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information, or for any information provided to it by us, including but not limited to settlement amounts and any other information. U.S. Bank Trust Company, National Association’s address is One Federal Street, 3rd Floor, Boston, MA 02110, USA. We may maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

We may maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing Law

The indenture provides that it and the Notes will be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws that would cause the application of laws of another jurisdiction.

Book-Entry, Settlement and Clearance

Global Notes

The Notes will be initially issued in the form of one or more registered Notes in global form, without interest coupons (the “Global Notes”). Upon issuance, each of the Global Notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of the DTC participants designated by the underwriters; and

•

ownership of beneficial interests in a Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Note).

Beneficial interests in Global Notes may not be exchanged for Notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the Notes represented by that Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have Notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated Notes; and

•

will not be considered the owners or holders of the Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of Notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal and interest with respect to the Notes represented by a Global Note will be made by the trustee to DTC’s nominee as the registered holder of the Global Note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Cross-market transfers of beneficial interests in Global Notes between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Because the settlement of cross-market transfers takes place during New York business hours, DTC participants may employ their usual procedures for sending securities to the applicable DTC participants acting as depositaries for Euroclear and Clearstream. The sale proceeds will be available to the DTC participant seller on the settlement date. Thus, to a DTC participant, a cross-market transaction will settle no differently from a trade between two DTC participants. Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a Global Note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a Global Note to a DTC participant will be reflected in the account of the Euroclear of Clearstream participant the following business day, and receipt of the cash proceeds in the Euroclear or Clearstream participant’s account will be back-valued to the date on which settlement occurs in New York. DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an event of default with respect to the Notes has occurred and is continuing and such beneficial owner requests that its Notes be issued in physical, certificated form.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF OUR SHARES

The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.

General

The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 625,707,697 shares were outstanding as of March 8, 2022, and an unlimited number of shares of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Company’s assets or the affairs of the Company by reason of being a shareholder.

None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Company or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.

Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of [_], 2022
Class S	Unlimited	—	[_	]
Class D	Unlimited	—	[_	]
Class I	Unlimited	—	[_	]

Common Shares

Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available therefore. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price

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and on such other terms and conditions as may be determined by or at the direction of the Board of Trustees. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to our Declaration of Trust, our Board of Trustees may amend the bylaws to alter the vote required to elect trustees.

Class S Shares

No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 3.5% cap on NAV for Class S shares.

We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D Shares

No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 1.5% cap on NAV for Class D shares.

We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.

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Class I Shares

No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares.

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Blackstone, Blackstone Credit or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.

Other Terms of Common Shares

We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Preferred Shares

This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common

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Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred shares must be approved by a majority of our independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Indemnitee was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking

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indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Company, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Company and not from the shareholders.

In addition, the Declaration of Trust permits the Company to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.

Delaware Law and Certain Declaration of Trust Provisions

Organization and Duration

We were formed in Delaware on February 11, 2020, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.

Purpose

Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Sales and Leases to the Company

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the

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cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.

Sales and Leases to our Adviser, Trustees or Affiliates

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.

Loans

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.

Commissions on Financing, Refinancing or Reinvestment

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.

Lending Practices

Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of 12 months.

Number of Trustees; Vacancies; Removal

Our Declaration of Trust provides that the number of Trustees will be set by our Board of Trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Trustees may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than one. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent Trustees will nominate replacements for any vacancies among the independent Trustees’ positions.

Our Declaration of Trust provides that a Trustee may be removed only for cause and only by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of

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the remaining Trustees that are not interested persons). Our Declaration of Trust provides that, notwithstanding the foregoing provision, any Trustee may be removed with or without cause upon the vote of a majority of then-outstanding shares.

We have a total of seven members of our Board of Trustees, four of whom are independent Trustees. Our Declaration of Trust provides that a majority of our Board of Trustees must be independent Trustees except for a period of up to 60 days after the death, removal or resignation of an independent Trustee pending the election of his or her successor. Each Trustee will hold office until his or her successor is duly elected and qualified. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each.

Action by Shareholders

Our bylaws provide that shareholder action can be taken only at a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. Under our Declaration of Trust and bylaws, the Company is not required to hold annual meetings. Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our Declaration of Trust provides that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. The secretary shall provide all shareholders, within ten days after receipt of said request, written notice either in person or by mail of the date, time and location of such requested special meeting and the purpose of the meeting. Any special meeting called by such shareholders is required to be held not less than fifteen nor more than 60 days after notice is provided to shareholders of the special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.

Our Declaration of Trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or the Adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	dissolve the Company;

•	sell all or substantially all of our assets other than in the ordinary course of business.

•	remove any Trustee with or without cause (provided the aggregate number of Trustees after such removal shall not be less than the minimum required by the Declaration of Trust).

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees

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and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Our Adviser may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	amend the Investment Advisory Agreement except for amendments that would not adversely affect the rights of our shareholders;

•

except as otherwise permitted under the Investment Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Company.

Amendment of the Declaration of Trust and Bylaws

Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter prior to the occurrence of a listing of any class of our shares on a national securities exchange and (b) the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter upon and following the occurrence of a listing of any class of our shares on a national securities exchange.

Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of trustees, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our shareholders.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution

The Board of Trustees may, without the approval of holders of our outstanding shares, approve a merger, conversion, consolidation or other reorganization of the Company, provided that the resulting entity is a business development company under the 1940 Act. The Company will not permit the Adviser to cause any other form of merger or other reorganization of the Company without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Company entitled to vote on the matter. The Company may be dissolved at any time, without the approval of holders of our outstanding shares, upon affirmative vote by a majority of the Trustees.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

Derivative Actions

No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Company. No shareholder may maintain a derivative action on behalf of the Company unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Company only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Company for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.

Exclusive Delaware Jurisdiction

Each Trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Company (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Company, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Company to the shareholders or the Board of Trustees, or of officers or the Board of Trustees to the Company, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the Company, the officers, the Board of Trustees or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Company pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to the Company (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

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Pursuant to 17 C.F.R. Section 200.83

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:

•

which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in the charter, including rights with respect to the election and removal of directors, annual and special meetings, amendments to the charter and our dissolution;

•

which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•

in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in the charter;

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or

•

unless the organizational documents of the entity that would survive the roll-up transaction provide that neither its adviser nor its intermediary-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.

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Access to Records

Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).

A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Reports to Shareholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.bcred.com and on the SEC’s website at www.sec.gov.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

Conflict with the 1940 Act

Our Declaration of Trust provide that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

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REGULATION

Regulation as a BDC

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c) satisfies any of the following:

(i) does not have any class of securities that is traded on a national securities exchange;

(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii) is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2) Securities of any Eligible Portfolio Company controlled by the Company.

(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Company already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of

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securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On August 24, 2020, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We intend to establish one or more credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over LIBOR or another applicable benchmark (e.g., SOFR). We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under TRS transactions, enters into offsetting transactions or otherwise covers such TRS transactions in accordance with applicable SEC guidance, the leverage

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incurred through TRS will not be considered a borrowing for purposes of the Company’s overall leverage limitation.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. See “Risk Factors—Risks Related to Debt Financing—We may form one or more CLOs, which may subject us to certain structured financing risks.” We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the 1934 Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

[To be provided by underwriters]

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CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the State Street Bank and Trust Company is: 100 Summer Street, Floor 5, Boston, Massachusetts 02110. DST Systems, Inc. acts as our transfer agent, dividend disbursing agent for our common shares. The principal business address of DST Systems, Inc. is 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105-1594, telephone number: (816) 435-3455.

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Pursuant to 17 C.F.R. Section 200.83

BROKERAGE ALLOCATION AND OTHER PRACTICES

Blackstone Credit, including the Adviser, provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit may establish, other than the Company, or the Other Blackstone Credit Clients. In addition, Blackstone provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone may establish, together with the Other Blackstone Credit Clients, the Other Clients. See “Risk Factors—Risks Related to the Adviser and Its Affiliates; Conflicts of Interest—There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to other clients” in this prospectus.

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LEGAL MATTERS

Certain legal matters with respect to the validity of the Notes offered by this prospectus have been passed upon for us by Simpson, Thacher & Bartlett LLP, New York, New York and Richards, Layton & Finger, P.A., as Delaware counsel, Wilmington, Delaware and for the underwriters by                .

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EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedules included elsewhere in the prospectus, have been audited by                , an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the prospectus. Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the Notes offered by this prospectus. The registration statement contains additional information about us and the Notes being offered by this prospectus.

We also file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act.

We file quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge by calling us collect at (212) 503-2100, or, is directly available, on our website at www.bcred.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available free of charge on the SEC’s Internet website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by sending a request by email to: publicnfo@sec.gov.

All requests for information should be directed to:

Investor Relations

Blackstone Private Credit Fund

345 Park Avenue, 31st Floor

New York, NY 10154

(212) 503-2100

We do not maintain a separate investor relations-dedicated website.

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PART C

Other Information

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Blackstone Private Credit Fund are included in Part A of this Registration Statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-
Consolidated Statements of Assets and Liabilities as of December 31, 2021 and December 31, 2020	F-
Consolidated Statement of Operations for the year ended December 31, 2021	F-
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2021 and December 31, 2020	F-
Consolidated Statement of Cash Flows for the year ended December 31, 2021	F-
Consolidated Schedule of Investments as of December 31, 2021	F-
Notes to Consolidated Financial Statements	F-

(2) Exhibits

(a)	Second Amended and Restated Declaration of Trust of the Registrant(1)

(b)	Amended and Restated Bylaws of the Registrant(2)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)(2)

(e)	Distribution Reinvestment Plan(2)

(g)	Investment Advisory Agreement between the Registrant and the Adviser(2)

(h)(1)	Intermediary Manager Agreement between the Registrant and the Intermediary Manager(2)

(h)(2)	Form of Selected Intermediary Agreement(2)

(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant(2)

(j)	Custodian Agreement between the Registrant and State Street Bank and Trust Company(2)

(k)(1)	Administration Agreement between the Registrant and the Administrator(2)

(k)(2)	Escrow Agreement by and among the Registrant, Blackstone Securities Partners L.P., and UMB Bank, N.A.(2)

(k)(3)	Agency Agreement between the Registrant and DST Systems, Inc.(2)

(k)(4)	Multi-Class Plan(2)

(k)(5)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser(2)

(l)	Opinion of Richards, Layton & Finger, P.A.**

(n)	Consent of Independent Registered Public Accounting Firm**

(p)	Subscription Agreement for Seed Capital(2)

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(r)(1)	Code of Ethics of the Company(3)

(r)(2)	Code of Ethics of the Adviser(3)

(s)	Powers of Attorney**

*	Filed herewith.
**	To be filed by amendment.
(1)	Previously filed on February 23, 2022 with the Registrant’s Current Report on Form 8-K and incorporated by reference herein.
(2)	Previously filed on September 3, 2021 with the Registrant’s Registration Statement on Form N-2 (File No. 333-259276) and incorporated by reference herein.
(3)	Previously filed on March 9, 2022 with the Registrant’s Annual Report on Form 10-K (File No. 814-01358) and incorporated by reference herein.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

Not applicable.

Item 28. Persons Controlled By Or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Name	Jurisdiction	Ownership
BCRED BARD PEAK FUNDING LLC	DELAWARE	100%
BCRED BISON PEAK FUNDING LLC	DELAWARE	100%
BCRED BLANCA PEAK FUNDING LLC	DELAWARE	100%
BCRED BUSHNELL PEAK FUNDING LLC	DELAWARE	100%
BCRED CASTLE PEAK FUNDING LLC	DELAWARE	100%
BCRED DENALI PEAK FUNDING LLC	DELAWARE	100%
BCRED GRANITE PEAK FUNDING LLC	DELAWARE	100%
BCRED MAROON PEAK FUNDING LLC	DELAWARE	100%
BCRED MIDDLE PEAK FUNDING LLC	DELAWARE	100%
BCRED SIRIS PEAK FUNDING LLC	DELAWARE	100%
BCRED SUMMIT PEAK FUNDING LLC	DELAWARE	100%
BCRED TWIN PEAKS LLC	DELAWARE	100%
BCRED WISDOM PEAK FUNDING LLC	DELAWARE	100%
BCRED INVESTMENTS LLC	DELAWARE	100%
BCRED BSL CLO 2021-1, LLC	DELAWARE	100%

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Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at March 10, 2022.

Title of Class	Number of Record Holders
Class S	23,672
Class D	4,552
Class I	6,702
Total	34,926

Item 30. Indemnification

The information contained under the heading “Description of our Shares.” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant obtains and maintains liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Blackstone Credit BDC Advisors LLC, and each managing director, director or executive officer of Blackstone Credit BDC Advisors LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding Blackstone Credit BDC Advisors LLC and its officers and managing member is set forth in Part A of this Registration Statement, as incorporated herein by reference, and its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-113393).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the transfer agent;

(3)	the Custodian;

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(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

1)

to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus; provided, however, that this paragraph does not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form to register an offering in reliance on Rule 415 under the Securities Act.

2)	Not applicable.

3)

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (3)(a), (b) and (c) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of Form N-2 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), that is part of the registration statement;

b.

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser,

i.	if the Registrant is subject to Rule 430B under the 1933 Act:

1.

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

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2.

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.

any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 The underwriting agreement contains a provision whereby the Registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the Registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter; and

ii.	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii.

the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

4)	If the Registrant is filing a registration statement permitted by Rule 430A under the Securities Act, an undertaking that:

a.

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5)	Not applicable.

6)

Request for acceleration of effective date or filing of registration statement becoming effective upon filing. Include the following if acceleration is requested of the effective date of the registration statement pursuant to Rule 461 under the Securities Act, or if a registration statement filed pursuant to General Instruction A.2 of this Form N-2 will become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) or (f) under the Securities Act, and:

a.	Any provision or arrangement exists whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act, or

b.

The underwriting agreement contains a provision whereby the Registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the Registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter, and

c.	The benefits of such indemnification are not waived by such persons:

i.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7)

An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

6

Confidential Treatment Requested by Blackstone Private Credit Fund

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that this Registration Statement on Form N-2 has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on                , 2022.

BLACKSTONE PRIVATE CREDIT FUND

By:
Name:
Title: